UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

AMENDMENT NO. 2 TO

FORM 10

GENERAL FORM FOR REGISTRATION OF SECURITIES

Pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934

Sezzle Inc.

(Exact name of registrant as specified in its charter)

Delaware	81-0971660
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

Minneapolis, MN 55401, USA

(Address of principal executive offices) (Zip Code)

+1 651 504 5402

(Registrant’s telephone number, including area code)

Securities to be registered pursuant to Section 12(b) of the Act:

None

Securities to be registered pursuant to Section 12(g) of the Act:

Common Stock, par value $0.00001 per share

(Title of class)

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial standards provided pursuant to Section 13(a) of the Exchange Act ☐

i

EXPLANATORY NOTE

Pursuant to Section 12(g) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), we are filing this General Form for Registration of Securities on Form 10, as amended, or this registration statement, to register our common stock, par value $0.00001 per share, or common stock. The common stock is publicly traded on the Australian Securities Exchange, or the ASX, under the ticker “SZL” in the form of CHESS Depositary Interests, or CDIs. CDIs are units of beneficial ownership in shares of our common stock that are held in trust for CDI holders by CHESS Depositary Nominees Pty Limited, or CDN, a subsidiary of ASX Limited, the company that operates the ASX. The CDIs entitle holders to dividends, if any, and other rights economically equivalent to shares of our common stock on a 1-for-1 basis, including the right to attend stockholders’ meetings. The CDIs are also convertible at the option of the holders into shares of our common stock on a 1-for-1 basis, such that for every CDI converted, a holder will receive one share of common stock. CDN, as the stockholder of record, will vote the underlying shares in accordance with the directions of the CDI holders from time to time.

This registration statement will become effective automatically by lapse of time 60 days from the date of the original filing pursuant to Section 12(g)(1) of the Exchange Act or within such shorter period as the Securities and Exchange Commission, or the SEC, may direct. As of the effective date of the registration statement, we will be subject to the requirements of Regulation 13(a) under the Exchange Act and will be required to file annual reports on Form 10-K, quarterly reports on Form 10-Q, and current reports on Form 8-K, and we will be required to comply with all other obligations of the Exchange Act applicable to issuers filing registration statements pursuant to Section 12(g) of the Exchange Act.

Unless otherwise noted, references in this registration statement to “we,” “us,” “our,” “Company,” or “Sezzle” refer to Sezzle Inc.

All dollar amounts contained herein are expressed in United States dollars, or $, except where otherwise stated. References to “A$” are references to Australian dollars, the lawful currency of the Commonwealth of Australia. Some numerical figures included in this registration statement have been subject to rounding adjustments. Accordingly, numerical figures shown as totals in certain tables may not equal the sum of the figures that precede them.

IMPLICATIONS OF BEING AN EMERGING GROWTH COMPANY AND A SMALLER REPORTING COMPANY

We qualify as an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). For so long as we remain an emerging growth company, we are permitted and plan to rely on exemptions from certain disclosure requirements that are applicable to other public companies. These provisions include, but are not limited to:

●	being permitted to have only two years of audited financial statements and management’s discussion and analysis of financial condition and results of operations disclosure;

●	being exempt from compliance with the auditor attestation requirement in the assessment of our internal control over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act;

●	not being required to comply with any requirement that may be adopted by the Public Company Accounting Oversight Board (the “PCAOB”) regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements;

●	reduced disclosure obligations regarding executive compensation arrangements in our periodic reports, registration statements and proxy statements; and

●	being exempt from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved by stockholders.

We have elected to take advantage of certain reduced disclosure obligations in this registration statement and may elect to take advantage of other reduced reporting requirements in future filings. In addition, the JOBS Act permits us, as an emerging growth company, to take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies. As a result, the information that we provide to our stockholders may be different from what you might receive from other public reporting companies in which you hold equity interests.

We will remain an emerging growth company until the earliest of (i) the last day of our fiscal year following the fifth anniversary of the date of our first sale of our common stock pursuant to an effective registration statement under the Securities Act of 1933, as amended (the “Securities Act”), (ii) the first fiscal year after our annual gross revenues exceed $1.07 billion, (iii) the date on which we have, during the immediately preceding three-year period, issued more than $1.00 billion in non-convertible debt securities or (iv) the end of any fiscal year in which the market value of our common stock held by non-affiliates exceeds $700 million as of the end of the second quarter of that fiscal year.

Additionally, we are a “smaller reporting company” as defined in Item 10(f)(1) of Regulation S-K. Smaller reporting companies may take advantage of certain reduced disclosure obligations, including, among other things, providing only two years of audited financial statements. We will remain a smaller reporting company until the last day of the fiscal year in which (i) the market value of our common stock held by non-affiliates exceeds $250 million as of the end of the second quarter of that fiscal year, or (ii) our annual revenues exceeded $100 million during such completed fiscal year and the market value of our common stock held by non-affiliates exceeds $700 million as of the end of the second quarter of that fiscal year. To the extent we take advantage of such reduced disclosure obligations, it may also make comparison of our financial statements and certain other disclosures with other public companies difficult or impossible.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

The information in this registration statement includes “forward-looking statements”. All statements, other than statements of historical fact included in this registration statement, regarding our strategy, future operations, financial position, estimated revenues and losses, projected costs, prospects, plans and objectives of management are forward-looking statements. When used in this registration statement, the words “could,” “believe,” “anticipate,” “intend,” “estimate,” “expect,” “project”, “plan” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words. When considering forward-looking statements, you should keep in mind the risk factors and other cautionary statements described under the heading “Risk Factors” included in this registration statement. These forward-looking statements are based on our current expectations and assumptions about future events and are based on currently available information as to the outcome and timing of future events. There is a risk that such predictions, estimates, projections and other forward-looking statements will not be achieved. Nevertheless, and despite the fact that management’s expectations and estimates are based on assumptions management believes to be reasonable and data management believes to be reliable, our actual results, performance or achievements are subject to future risks and uncertainties, any of which could materially affect our actual performance. Risks and uncertainties that could affect such performance include, but are not limited to:

●	impact of the Buy-Now Pay-Later (“BNPL”) industry becoming subject to increased regulatory scrutiny;

●	impact of operating in a highly competitive industry;

●	impact of macro-economic conditions on consumer spending;

●	our ability to increase our merchant network, our base of consumers and underlying merchant sales (“UMS”);

●	our ability to effectively manage growth, sustain our growth rate and maintain our market share;

●	our ability to meet additional capital requirements;

●	impact of exposure to consumer bad debts and insolvency of merchants;

●	impact of the integration, support and prominent presentation of our platform by our merchants;

●	impact of any data security breaches, cyberattacks, employee or other internal misconduct, malware, phishing or ransomware, physical security breaches, natural disasters, or similar disruptions;

●	impact of key vendors or merchants failing to comply with legal or regulatory requirements or to provide various services that are important to our operations;

●	impact of the loss of key partners and merchant relationships;

●	impact of exchange rate fluctuations in the international markets in which we operate;

●	our ability to protect our intellectual property rights;

●	our ability to retain employees and recruit additional employees;

●	impact of the costs of complying with various laws and regulations applicable to the BNPL industry in the United States and the international markets in which we operate; and

●	our ability to achieve our public benefit purpose and maintain our B Corporation certification.

We caution you that these forward-looking statements are subject to numerous risks and uncertainties, most of which are difficult to predict and many of which are beyond our control. These risks include, but are not limited to, the risks described under “Risk Factors” in this registration statement. Should one or more of the risks or uncertainties described in this registration statement occur, or should underlying assumptions prove incorrect, our actual results and plans could differ materially from those expressed in any forward-looking statements.

The forward-looking statements, expressed or implied, included in this registration statement are made only as of the date hereof. Unless required by U.S. federal securities laws, we neither intend to nor assume any obligation to update these forward-looking statements for any reason after the date of this registration statement.

ITEM 1. BUSINESS.

Our Company

We are a purpose-driven payments company that is on a mission to financially empower the next generation. Launched in 2017, we have built a digital payments platform that allows merchants to offer their consumers a flexible alternative to traditional credit. As of June 30, 2021, our platform has supported the business growth of over 40,000 Active Merchants while serving approximately 2.9 million Active Consumers. Through our payments products we aim to enable consumers to take control over their spending, be more responsible, and gain access to financial freedom. Our vision is to create a digital ecosystem benefiting all of our stakeholders - merchant partners, consumers, employees, communities and investors - while continuing to drive ethical growth.

We launched Sezzle amid a backdrop in which digitally-enabled shopping began to claim a larger share of the retail sector and younger generations (i.e., Gen Z and Millennials) started to demonstrate a need for credit. These trends have accelerated since the start of the COVID-19 pandemic as consumers increasingly shop online and seek out more digital payment alternatives. According to a study of our current and likely customers from March 2021, we estimate that 42% of the subjects of the study shifted to online shopping more as a result of the pandemic, with 15% noting an increase in BNPL use and 91% said they plan to continue their BNPL use in the future.

Gen Z and Millennial consumers, which we define as individuals currently between ages 18-25 and 26-44 respectively, use credit cards less frequently relative to other generations and in many cases lack access to traditional credit. These same consumers are tech-savvy, gravitating towards modern, streamlined commerce solutions whether online or in person. We believe that our platform addresses the shortcomings in legacy payment offerings faced by consumers by providing a flexible, secure, omnichannel alternative, with the structural benefit of “creditizing” traditional debit products. The technology solutions we have designed specifically align with our ethos of helping the next generation pave their way forward financially. It is therefore no surprise that, as of June 30, 2021, over 80% of our consumer base is comprised of Gen Z (18-25) and Millennials (26-44).

The Sezzle Platform connects consumers with merchants via our core proprietary, digital payments platform that instantly extends credit at the point-of-sale. Our core product is differentiated from traditional lenders through our credit-and-capital-light approach, and we believe that it is mutually beneficial for our merchants and consumers given the network effects inherent in our platform. We enable consumers to acquire merchandise upfront and spread payments over four equal, interest-free installments over six weeks. We realize high repeat usage rates by many of our consumers, with the top 10% of our consumers measured by UMS transacting an average of 49 times per year based on the transaction activity during the twelve months ended June 30, 2021, although historical transaction activity is not an indication of future results.

Our core product offering is completely free for consumers who pay on time; instead, we generate a substantial majority of our revenues by charging our merchants fees in the form of a Merchant Discount Rate. For the quarter ended June 30, 2021, the fees generated through the Merchant Discount Rate comprised 95.9% of our “Sezzle Income”, which is the sum of total merchant fees and rescheduled payment fees, less note origination costs. Sezzle Income represented 86.7% of “Total Income,” which is the sum of Sezzle Income and account reactivation fees for the second quarter of 2021.

In the fourth quarter of 2020, we launched Sezzle Up, an upgraded version of the core Sezzle experience which provides a credit-building solution for new-to-credit consumers, helping consumers adopt credit responsibly and build their credit history. In the second quarter of 2021, we expanded our product suite to provide consumers of participating merchants with access to a long-term installment lending option pursuant to a partnership with Ally Financial. Through this partnership, we offer consumers at participating merchants access to an interest-bearing, monthly fixed-rate installment loan product to finance larger-ticket items, generally for up to 60 months, with Ally Financial providing the capital and assuming the credit risk to support the product. We receive a fee from Ally on a monthly basis based on the total originated loan volume for that month. We believe Sezzle Up and our long-term financing option are among a number of recent initiatives that set us apart from our competitors.

Further, we believe our multi-stakeholder approach gives us a competitive advantage and positions our company for success because our consumers and merchant partners want to be affiliated with a purpose-driven partner. We reclassified as a public benefit corporation in June 2020, and in March 2021, we also became certified as a B Corporation. Our status as a B Corporation aligns with our mission to achieve growth, profitability, and returns for our investors while continuing to do right by our surrounding communities and our full set of stakeholders.

We offer a unique and user-friendly platform to our merchants. Our easy integration and seamless onboarding capabilities allow most merchants to go live on our platform within 24 hours of activation so they quickly realize the benefits of partnering with Sezzle. Our merchant categories include small-to-medium sized businesses (“SMBs”), medium-sized brands and large retailers, many of which recognize the benefits of the Sezzle Platform, including an average increase in average order value (“AOV”) of 30% and an average of approximately 30% reduction in returns compared to pre-installation during 2020, based on the review of over 12,000 merchant sales on the Shopify platform with a minimum of $1,000 in UMS. This all occurs without any credit risk being transferred to the merchant.

The continued expansion of our platform should continue to enhance the benefits for our merchants. Our integration into scaled e-commerce platforms, such as Shopify, WooCommerce, BigCommerce and Wix.com, is expected to give more merchants the opportunity to seamlessly offer Sezzle as a payment option at checkout. In June 2021, we added Target Corporation, one of the largest retailers in the United States, as a merchant to our platform, which we believe will familiarize more consumers with our platform. We expect our long-term installment loan product, which we launched in partnership with Ally Financial, will facilitate a broader range of purchases, including larger ticket items by our consumers at participating merchants. In addition, our partnership with Discover Financial Services beginning in February 2021, which allows merchants to process Sezzle transactions on the Discover Global Network, will expand acceptance by merchants of the Sezzle Platform.

A critical component of our business model is the ability to effectively manage the repayment risk inherent in allowing consumers to pay over time. To that end, a team of Sezzle engineers and risk specialists oversee our proprietary systems, identify transactions with elevated risk of fraud, assess the credit risk of the consumer and assign spending limits, and manage the ultimate receipt of funds. We believe these systems have allowed us to maintain an approximately 90% order approval rate in our core product as of May 2021. Further, we believe repayment risk is more limited relative to other traditional forms of unsecured consumer credit because consumers primarily settle 25% of the purchase value upfront. Additionally, ongoing user interactions allow us to continuously refine and enhance the effectiveness of these platform tools through machine learning.

Our success would not be possible without our dedicated people, who are our company’s greatest asset. Bringing together a team of highly-skilled and innovative engineering, product, marketing and business development professionals and creating an inclusive, team-centric culture in which doing the right thing is celebrated are imperative to execute our strategy. In 2020, 95% of our employees recommended Sezzle as a great place to work through internal surveys, and we maintained a Glassdoor rating of 4.7 out of 5.0 in 2020.

We have ambitious plans to continue to grow both our consumer base and our merchant partner base, as well as to deepen our level of penetration within each group. We are expanding into new merchant categories to best capture the latest spending trends. In parallel, we are increasing Sezzle’s consumer brand awareness to reach new consumer audiences, while driving higher repeat usage levels by Active Consumers and continuing to develop new ways for these consumers to leverage the Sezzle Platform, including in-store through the Sezzle Virtual Card. We plan to continue partnering with larger merchants through incentive-based arrangements.

Global expansion is a priority for us. We launched in Canada in 2019, commenced operations in India and parts of Europe in 2020, and are currently in the early stages of entering Brazil in 2021. Over the long term, our vision is to enable digital shopping on a global scale.

Our growth story continues to be written, even after successful capital raises on the ASX, and we have already achieved significant scale. For the year ended December 31, 2020, we had $856 million of UMS, recording $58.8 million of Total Income, representing increases of 251% and 272% respectively from $244 million of UMS and $15.8 million of Total Income for the year ended December 31, 2019. We benefit from a powerful flywheel effect driven by our network designed to provide value to both our merchants and consumers. As our merchant base expands, our consumers enjoy access to a wider variety of brands. Simultaneously, a growing consumer base bolsters the value proposition to our merchant partners, as partnering with Sezzle will introduce their platform to even more consumers.

Our growth has continued to accelerate in the second quarter of 2021. Sezzle Income, the total of merchant fees and rescheduled payment fees less note origination costs, increased to $46.4 million for the six months ended June 30, 2021 (an increase of 159% from the same period in 2020), representing 5.9% of UMS. Additionally, we recorded $786.2 million of UMS and $53.8 million of Total Income for the six months ended June 30, 2021, an increase of 156% and 159%, respectively, from the prior year period. As of June 2021, Active Consumer repeat usage increased for the 30th month in a row, reaching 91.6%. See “Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations – Key Operating Metrics.”

Note: UMS is not a component of our income or included within our financial results prepared in accordance with accounting principles generally accepted in the United States of America. Sezzle Income is the portion of Total Income derived from UMS.

Technology Solutions

Sezzle Platform

At its core, the Sezzle Platform is a payments solution that instantly extends credit at point-of-sale, allowing consumers to purchase and receive the ordered merchandise at the time of sale and effectively split the payment for the purchase over four equal, interest-free payments over six weeks.

Merchants and consumers have indicated that the Sezzle Platform is easy to use. Our platform is integrated into merchants’ websites via our direct Application Programming Interface and we provide technical support and onboarding services as part of the integration process. We are able to rapidly onboard merchants through an increasingly automated “merchant underwriting process”, and once integrated, merchants can immediately promote Sezzle to their shoppers on product and cart pages to start improving sales conversion. The Sezzle Platform is presented alongside other payment options on the merchant’s “Checkout” page. Consumers then select Sezzle as their payment option and create an account if they are a first-time user with Sezzle in a streamlined process that keeps consumers engaged throughout checkout.

The Sezzle Platform reviews the transaction and consumer profile in real-time and, if approved, quickly confirms the transaction for the merchant and consumer. Once approved, consumers are granted an initial spending limit. Further, our approval engine has a “counteroffer” function, which analyzes above-limit purchase attempts and provides alternative terms so that the consumer is not denied outright. Upon approval, the merchant ships the item(s) and receives payment, just as if the consumer had paid in cash or used a traditional credit or debit card, and the merchant pays us in the form of a Merchant Discount Rate, which is subtracted from the sales price when we pay the merchant.

The Sezzle Platform is completely free to consumers who pay on time. In order to complete their installment payments, consumers will receive a notification via email, SMS, or the Sezzle iOS or Android app two days prior to the date the installment payment is automatically debited by the Sezzle Platform. The consumer is also able to review and manage their Sezzle account via the Sezzle Platform’s online dashboard. From the dashboard, consumers are able to reschedule a payment without charge the first time, and can subsequently reschedule a payment up to three times for a small fee. Consumers who fail to pay for their purchases on time may incur an account reactivation fee, which requires the settlement of an outstanding balance (including the reactivation fee) before they may use our platform again in the future. We typically do not report delinquent core Sezzle accounts to any credit bureaus or collection agencies, and, as a result, consumer behavior on the core Sezzle Platform has no impact to a consumer’s credit score, unless the consumer has elected to participate in Sezzle Up as further discussed below.

Our consumer-centric model has enabled us to consistently add Active Consumers each quarter. We added approximately 250,000 Active Consumers during the quarter ended June 30, 2021, reaching a total of approximately 2.9 million Active Consumers on the platform at the end of the period.

Total Active Consumers (000s)

Sezzle Up

In partnership with TransUnion, we engineered Sezzle Up, an upgraded version of the core Sezzle experience that supports consumers in building their credit scores by permitting us to report their payment histories to credit bureaus. As these consumers pay on time, their credit scores and spending limits on the Sezzle Platform can increase. Qualifying for Sezzle Up is simple: existing Sezzle users who elect to participate just need to connect a bank account and pay off one order on time. As a condition to joining Sezzle Up, users commit to complete payments over the Automated Clearing House (“ACH”) network instead of over a card network. Using the ACH network benefits us by typically reducing processing fees and, in turn, lowering our transaction costs.

We believe we are currently the only digital payments platform to offer a credit-building solution to consumers, and we supplement Sezzle Up’s credit development capabilities with Sezzle U, a free curated series of lessons on personal finance to further help our consumers develop their financial literacy.

Sezzle Virtual Card

Other parts of our product suite and proprietary merchant interface are specifically designed to streamline the merchant experience. Our Sezzle Virtual Card bolsters our omnichannel offering and provides a rapid-installation, point-of-sale option for brick-and-mortar retailers through its compatibility with Apple Pay and Google Pay. With the Sezzle Virtual Card, consumers can enjoy in-store shopping with the convenience of immediately tapping into the Sezzle Platform with the “swipe” of their virtual card at the point-of-sale. For example, notable large retailers such as GameStop and Target are now offering the use of the Sezzle Virtual Card in-store.

Long-Term Installments

We look to provide access to a long-term installment financing option to our merchants and consumers while limiting our own capital needs and credit risk. To provide this option to our merchants and consumers, in 2021 we began engaging third-party financial institutions, as exemplified by our partnership with Ally Financial launched in the second quarter of 2021. Through this partnership, we offer our consumers at participating merchants access to interest-bearing monthly fixed-rate installment-loan products for larger-ticket items, which extend up to 60 months while we earn a fee from the financing partner. We believe providing consumers access to long-term options has the potential to enhance our relationship with both merchants and consumers while generating an attractive fee stream with no capital requirements or credit risk for us and complementing our existing short-term, interest-free offering.

Our Merchants

We believe our merchant partners benefit from our platform’s network effects. By equipping our consumers with a flexible payment product, we help our merchants expand their reach and access a deep and growing pool of consumers who would not otherwise be able to finance a transaction with our merchants. Additionally, we believe that merchants benefit from associating with an innovative payments company with B Corporation status which shares their consumers’ values across environmental, social, and economic causes. Our merchant partnerships span numerous merchant categories, with clothing, accessories and shoes; health and beauty; and arts, crafts, and collectibles representing the top three categories by UMS as of June 30, 2021.

We also provide our merchants with a toolkit to grow their businesses that we believe is unmatched among digital payments platforms. Our merchants gain access to our marketing efforts that begin with a launch campaign to introduce new brands to Sezzle consumers, and then follow these efforts with bi-weekly promotional support, quarterly “mega campaigns” that promote participating merchants with added incentives, and initiatives that enable consumers to “shop their values”. In addition, we provide select merchants with incentives to grow their sales and introduce Sezzle into new merchant categories, as well as guaranteed incentives, in order to aid them in recognizing the value proposition. We plan to enter into additional incentive-based arrangements with our larger merchant partners in the near-term and beyond.

We offer a powerful value proposition to our merchant partners, and over 90% of our merchant additions are derived from inbound inquiries. Our platform developed by serving merchants in the SMB category, has continued with our mid-size direct-to-consumer (“DTC”) retailers, and now has accelerated through the establishment of an increasing number of partnerships with large retailers.

SMBs

SMBs, which we define as merchants with UMS of less than $10 million per year, have historically comprised the largest segment of our merchant base. Our fast, easy application process makes onboarding simple, and our user-friendly merchant interface streamlines the integration process. Through Sezzle, these merchants are able to offer their consumers an optimized, effortless checkout process that enables them to complete sales.

Mid-Size Retailers

We are increasing our focus on “mid-size” retailers which tend to be DTC brands, which we define as merchants with UMS of between $10 million and $50 million per year. A diverse array of growing DTC brands that are online-first and seek to connect with consumers without the use of secondary retailers naturally fit within our core offering. As we build out a larger consumer base, we believe we also enhance our value proposition to these brands by driving increased visits to their sites. For example, we drive traffic toward DTC brands that may not otherwise gain exposure through traditional retail channels by creating marketing campaigns designed to increase consumer exposure to their brands.

Large Retailers

An ongoing major initiative is greater engagement with large retailers, which we define as merchants with over $50 million in UMS per year. The core Sezzle product helps these merchants to facilitate a sale by providing access to credit for a consumer who has limited-to-no credit history. Without our payments platform, the consumer that lacks credit history may be rejected after applying for the store’s private label or co-brand credit card, which could tarnish the consumer’s view of that retailer’s brand. Importantly, we are not competing with a large retailer’s card offering. Instead, we work collaboratively with these retailers to drive sales, and over time, serve as a lead generator to consumers who are ready to graduate to the retailer’s card program. Our value proposition and engagement strategy have resonated with large retailers, including Target, GameStop, Lamps Plus, Bass Pro Shops and Market America.

Our Consumers

Sezzle focuses on a young consumer base that is tech-savvy and socially-minded and that expects brands to possess ethical and social principles. As of June 30, 2021, over 80% of Sezzle’s consumer base is comprised of members of the Gen Z (18-25) and Millennial (26-44) generations which are generally early in their credit journey. For many of these consumers, we believe Sezzle has provided a way to improve financial responsibility, not only through enhanced budgeting and payments capabilities, but also through an opportunity to build credit history and develop a sense of financial empowerment with the Sezzle Up platform.

Source: Internal data as of March 31, 2021 (Gen Z (18-25) and Millennials (26-44)).

Gen Z and Millennial consumers use credit cards less frequently relative to other generations and in many cases lack access to traditional credit. As a result, they tend to have fewer viable options for budgeting, achieving financial flexibility, and building credit history. Consumers in these generations also tend to transact frequently across e-commerce and brick-and-mortar retail, but spend less on average per transaction than older generations. In doing so, these consumers prefer to avoid loans that are not transparent or require payments that are not affordable. Sezzle’s core product provides these younger generations, who are newer to credit and are likely to move up the FICO score spectrum as they grow older and transact more often, with a unique solution to these payment challenges.

In addition, consumers benefit from our platform’s network effects. As our platform grows and we establish more merchant partnerships, our consumers enjoy a wider variety of shopping options.

Average Consumer FICO Score by Generation in 2020

Note: Experian 2020 Consumer Credit Review, Jan. 4, 2021

Our Competitive Advantages

Commitment to Serving

We are focused on serving the needs of all our stakeholders and building a brand that consumers and merchants want to be associated with and are proud to support.

●	Consumers: We provide the tools our consumers need to excel, as exemplified through the credit building capabilities of Sezzle Up.

●	Merchants: We provide easy-onboarding and integration services including on-call support during the initial integration phase for our merchants.

●	Employees: We believe that people are our greatest asset and that the Sezzle culture has been critical to our success. We strive to build trusting relationships with our employees.

●	Community: As a public benefit corporation and certified B Corporation, our values inherently align with those of our stakeholders, including our merchant partners who generally concern themselves with corporate social responsibility. Examples of these actions include:

-	Launching Sezzle U to provide free financial literacy tools and tips for younger generations.

-	Implementing minimum wages of $20 per hour for our employees.

-	Collaborating with the University of Minnesota to provide “full-ride” scholarships to underrepresented students pursuing degrees in technology.

-	Partnering with nonprofits on initiatives such as Blacks in Technology, a global platform establishing standards for technical excellence and serving members through community, media and mentorship, to provide financial support, mentoring and free legal advice to their entrepreneurs.

-	Worked with the nonprofit Climate Neutral and became a certified carbon neutral company.

-	Partnering with Trees for the Future to plant one tree per new Sezzle user.

●	Investors: We strive to maximize value for our investors while maintaining corporate governance standards that align with our designation as a public benefit corporation and B Corporation. Our management team holds significant equity interests in our business, resulting in deep alignment of interests among all stakeholders.

Consumer-first Brand

We enable our consumers to efficiently purchase desired goods from their favorite brands, take control of their finances and responsibly embrace short-term credit.

●	We remove friction from the checkout process through a quick and easy sign up, instantly approving approximately 90% of consumer orders as of May 2021.

●	Our app provides access to more than 40,000 Active Merchants as of June 30, 2021. We create new merchant categories aligned with consumer spending trends, growing brands and emerging social movements for consumers in order to curate the best shopper experience.

●	Our consumer-first approach has led to us earning excellent reviews across reputable platforms. As of the second quarter of 2021, we had a 4.8 star rating out of 5.0 on Trustpilot, a consumer Net Promoter Score of 79, and a B+ score from Better Business Bureau.

Network Effects

The Sezzle Platform benefits from B2B2C model attributes and from DTC model attributes. This two-sided model drives powerful network effects delivering ongoing incremental benefits.

●	As our platform grows and we establish more merchant partnerships, our consumers enjoy a wider variety of shopping options. Greater optionality bolsters the value proposition to our consumers, driving consumer growth and increased activity demonstrated by the rise in average annual transaction frequency from 3.9x at the end of 2019 to 5.1x at the end of 2020 for consumers on our platform for less than one year.

●	At the same time, a larger consumer base strengthens our ecosystem making the Sezzle Platform more attractive to our merchant partners, as partnering with us drives even more consumer traffic to their sites and brands. In addition, our merchants benefit from strong repeat usage, with Active Consumer repeat usage increasing the 30th month in a row, reaching 91.6% as of June 30, 2021.

●	As our UMS grows and we process more transactions we generate and leverage substantial data to better personalize marketing to our consumer base which drives increased merchant sales. Concurrently, we gain more data on consumer preferences, informing us on which merchants to add and new products to develop, which together enhance the consumer experience and generate further engagement.

As our consumer base continues to increase in size and level of engagement, we expect it to strengthen our ecosystem attracting more merchant partners to the platform driving further benefits.

Partnership Approach

We employ an extensive partnership approach to build our product offering, which we believe increases consumer and merchant acceptance and expands our merchant base in order to strengthen our competitive position in the marketplace.

●	We partner with eCommerce platforms, including Shopify, WooCommerce, BigCommerce and Wix.com, to give more merchants the opportunity to offer Sezzle as a payment option at checkout.

●	We partner with card networks including Discover to expand acceptance of the Sezzle Platform.

●	We provide access to a long-term installment lending option to deepen our engagement with consumers and drive value for merchants. Pursuant to our partnership with Ally Financial, we offer our consumers at participating merchants access to an interest-bearing, monthly fixed-rate installment loan product to finance larger-ticket items, generally for up to 60 months, with Ally Financial providing the capital and assuming the credit risk to support the product. We receive a fee from Ally on a monthly basis based on the total originated loan volume for that month.

●	We are adding large retailers that have private label or co-branded credit card programs allowing these merchant partners to unlock access to new generations of consumers currently reluctant to use traditional forms of credit but likely to use them in the future.

●	We developed a gift card program in partnership with InComm allowing Sezzle Up users to shop at 75+ brands without Sezzle having a direct relationship with those brands.

Strong Risk Management

We have developed proprietary fraud and risk detection systems that enable us to improve our products.

●	Our Sezzle Fraud Detection System was developed by our data sciences team, which utilizes numerous data points from a transaction to identify the likelihood of a fraudulent attempt. Consumer interactions with the Sezzle Platform are recorded and analyzed along with data points on the consumer and the purchase order.

●	Our Sezzle Underwriting Engine assigns a score to each new consumer that passes through the Sezzle Fraud Detection System. Based on data obtained from traditional and non-traditional sources, along with the order data and retailer data, we give some shoppers a higher initial purchase limit than others. As consumers use the Sezzle Platform more frequently, our machine learning tools learn from the behavior of each individual consumer and adapts the consumer’s limit to the appropriate level based on the consumer’s success level within the Sezzle Platform. Consumers who fail to pay for their purchases will lose access to the Sezzle Platform and must settle any outstanding balance (including the reactivation fee) before using Sezzle again in the future.

Our Business Model

We believe that we have built a sustainable, transparent business model in which our success is aligned with the financial success of our merchants and consumers.

Core product revenue

We earn fees from our merchants predominately based on a percentage of UMS plus a fixed fee per transaction, collectively referred to as merchant fees. We pay our merchants for the transaction value upfront net of the merchant fees owed to Sezzle and assume all costs associated with the consumer payment processing, fraud and payment default. Merchant-related fees comprised approximately 83% of our Total Income for the quarter ended June 30, 2021.

Long-term product revenue

For our long-term financing product where we take no balance sheet or credit risk, we charge a platform fee to our financial partner, which is a fixed percentage of UMS on a monthly basis. We also share a negotiated percentage of the merchant discount revenue with our financial partner. This amount may vary based on our partner and the volume of UMS. Our financial partner earns interest from consumers through this product, but we do not earn any interest or take any credit risk.

Consumer-based revenue

We do not charge our consumers any interest, finance charges or initiation fees and are not incentivized to profit from our consumers’ errors or financial adversity. Any consumer-based revenue that we earn is derived from fees that we charge to reactivate an account following a failed payment and when consumers elect to reschedule a payment. We permit consumers to reschedule a payment without charging a fee once per order, and reactivation fees are waived if the consumer corrects a failed payment within 48 hours. Additionally, we have a hardship and fee forgiveness program which allows consumers to have fees waived. Consumer-related revenue comprised approximately 17% of our Total Income for the quarter ended June 30, 2021.

Capital-light strategy

We have created an efficient funding strategy which has allowed us to scale our business and drive rapid growth. We have existing access to revolving credit facilities. Additionally, we also pay merchants a low interest rate if they elect not to receive transaction proceeds upfront and instead leave cash with us.

Our products are entirely funded through our $250 million warehouse facility and merchant account payables. The high-velocity with which we are able to recycle capital due to the short-term nature of our products has a multiplier effect on our committed capital. We do not require equity to directly fund product growth.

Our Growth Strategies

Our growth strategies are designed to capitalize on our business momentum and drive continued success for all of our constituents.

Expand Merchant Reach

We believe we have scope within our existing merchant base and opportunities to secure new merchants through our differentiated strategies.

●	Existing merchants. We have sizeable scope within our existing merchant base to deepen penetration of their sales as more consumers become increasingly aware of the benefits of using our products. We plan to further enhance penetration by marketing and advertising, introducing new products such as our in-store virtual card, and through our high levels of consumer satisfaction which tends to lead to repeat usage. By maintaining current levels of penetration with existing merchants, we expect to benefit from the growth of such merchants’ underlying sales driven by the rise and continued tailwinds in e-commerce.

●	New merchants. We expect to continue to execute on our strategy to attract mid-sized and large retailers by focusing on marketing, our partnership approach and providing our comprehensive suite of consumer products that support high approval rates and a wide range of AOV purchases. We have seen success thus far with new merchant adoption, exemplified by a 150% increase in Active Merchants as of June 30, 2021 compared to June 30, 2020. Additionally, as consumers continue to place heightened emphasis on socially responsible commerce, we believe merchants will seek value aligned payments partners. We believe our commitment to service, reflected by our designation as a certified B Corporation, reinforces our appeal to merchants.

●	New products for merchants. As consumer preferences evolve, we intend to create new products for our merchants that meet changing needs. Our new products include our analytics dashboard showing AOV lift and incremental sales data for merchants; our broad product suite that supports a wide range of transaction values; our Sezzle Virtual Card product to enable our merchants’ omnichannel capabilities; and our Sezzle Spend offering that enables merchants to offer rewards and promotions to consumers.

Drive Consumer Reach

We are intensely focused on expanding our network of Active Consumers and intend to drive further adoption by amplifying positive awareness of the Sezzle brand and driving repeat usage by our consumers.

●	Brand awareness. We plan to continue to protect and promote our consumer-first brand. We intend to expand our marketing efforts across new and existing channels to highlight the benefits of our products and the affinity with our brand. We have moved beyond apparel and accessories, into new categories that reflect our consumers’ spending habits, which we expect to drive further adoption of our products and brand recognition. Our in-store product should allow us to tap into a new consumer base that may never use our online platform. Additionally, we intend to leverage our partnership efforts to reach an expanded consumer audience. We plan to further invest in DTC brand building through advertising as Sezzle becomes more ubiquitous as a payment option.

●	Repeat usage. We will continue to invest our resources in maintaining our consumer engagement abilities through product innovation, added flexibility, ease of use and brand appeal to drive the continued increase in repeat usage of our products. As our products become more ubiquitous, our consumers will have added flexibility. We also expect to continue to have broader merchant acceptance and to build out our Sezzle Spend rewards program to further drive repeat usage.

●	New products. We plan to continue to expand our product suite to meet the changing preferences of consumers. We plan to continue our expansion on delivering products that financially empower the next generation of consumers, strengthen our brand and increase engagement with our platform. We believe being a trusted brand for consumers will continue to drive new product adoption, which was evidenced by strong enrollment in Sezzle Up by Active Consumers within four months of the product’s launch.

●	Channel expansion. We plan to broaden merchant and consumer reach by tapping into new channels. We continue to develop new products, partnerships and capabilities that expand the ability for consumers to use and merchants to accept Sezzle. As an example, our virtual card allows consumers to use Sezzle as a payment option beyond e-commerce. We continue to work with merchants to provide them omnichannel offerings, such as with GameStop and Target. We expect to continue this channel expansion as in-store accounts for nearly 80% of retail spend in the United States representing an untapped opportunity.

Expand to International Markets

We expect to extend our platform into attractive new geographies that are ripe for adoption of our product offering. We anticipate that consumers and merchants globally will reap the benefits of the network effects inherent to our platform and we have selectively identified and commenced expansion into markets with large populations and merchandise volumes, including Canada, India, select countries in Europe and most recently the testing of our platform in Brazil. Thus far, we have focused on entering new markets organically rather than through acquisitions. In Canada, we have grown our presence to 193,204 Active Consumers and 8,495 Active Merchants since our entry in November, 2019. In India, we have grown our presence to 73,534 Active Consumers and 625 Active Merchants since our entry in August, 2020. We have just begun our corporate expansion efforts in select countries in Europe and currently have 5,012 Active Consumers and 64 Active Merchants in such regions. Our approach involves identifying a strong, local entrepreneurial team to lead our expansion, while keeping an eye on local regulations and our corporate values. While each market is unique, we select markets that meet our criteria for digital consumer sales and receptivity to a BNPL product. There can be no assurance that penetration in our new markets will grow as quickly as it has in the United States or Canada, or at all.

Industry Background

There are major trends propelling changes to commerce and how consumers engage with merchants. At the core, consumers are increasingly expecting a frictionless, transparent and flexible checkout experience with the ability to pay their way, over time. These shifting consumer preferences and tailwinds, including the increasing trend in digital adoption are rapidly transforming the industry in which we operate.

Total Addressable Market

According to an article by eMarketer in January 2021, the global retail market is expected to grow to $29.3 trillion in 2024, with e-commerce representing $6.4 trillion. Growth of e-commerce is likely to be driven in large part by the proliferation of online devices, the use of data analytics, and artificial intelligence. Further innovation such as social commerce, enabling consumers to purchase products through a social media platform, is expected to continue to remove friction from commerce. In 2020 e-commerce penetration accelerated due to the global COVID-19 pandemic. According to the U.S. Census Bureau, e-commerce retail sales as a percent of total sales increased to 16.1% in the second quarter of 2020 from 12.6% in the prior corresponding quarter. E-commerce sales as a percent of total have remained elevated at 13.6% for the first quarter of 2021. While the e-commerce market has recently experienced rapid growth and is currently the focus market for our core payment product, the broader total retail market represents a larger market opportunity.

Adoption of BNPL

We offer BNPL payment solutions, the fastest growing digital payment method globally according to the 2021 Global Payments Report by Worldpay. Younger generations of consumers, such as Gen Z and Millennials, are looking for flexible yet responsible ways to make purchases. BNPL is not considered to be a last resort source of financing or a solution for those who have an aversion to credit but rather a more flexible payment alternative. We believe the lack of transparency offered by traditional credit options including hidden fees and high interest rates has resulted in a lack of trust among younger generations of consumers. The needs of such consumers are met with BNPL products that enable them to make purchases with a predictable and transparent payment plan without any interest charges, which helps consumers budget accordingly. Merchants are seeking payment partners that offer products aligned with changing consumer needs, including a heightened focus on social issues and finding merchants that are aligned with consumer’s social values. In addition to flexible and transparent payment offers, BNPL delivers tangible value by increasing AOV and sales volumes and reducing cart abandonment, a clear differentiator from traditional credit or legacy payment solutions.

BNPL has grown rapidly in certain “early adoption” markets around the world. However, North America, by comparison, has relatively low BNPL penetration of e-commerce as the product has only recently been introduced to the market. Convenience and trust are particularly important in driving adoption, as these are key factors when consumers are purchasing online. Early adoption markets such as Australia and certain European markets demonstrate the impact of increasing consumer trust driving BNPL penetration. According to Worldpay, in Australia, BNPL reached 10% of total e-commerce sales in 2020, and in Europe as a whole, BNPL reached 7% of total e-commerce sales in 2020 and is expected to grow to 13.6% by 2024. In North America, BNPL saw the biggest percentage increase year over year growing approximately 78% to account for 1.6% of total e-commerce spend. As consumers continue to see BNPL options at checkout, we anticipate consumers will gain further trust in the product as a flexible and easy way to manage payments of purchased merchandise, likely leading to continued penetration, with Worldpay projecting BNPL penetration to reach 4.5% North American e-commerce by 2024.

Key Sezzle markets for international expansion to date

	Canada	European Union	India	Brazil
Total retail market:	$452 billion	$4.2 trillion	$904 billion	$391 billion
E-commerce penetration:	12.7%	13.4%	5.8%	8.4%

Sources: eMarketer, for full year 2020.

Opportunity beyond e-commerce

While e-commerce adoption accelerated in the face of the global COVID-19 pandemic, we believe there are additional opportunities in broader commerce for digital payments products like BNPL. Merchants are looking to integrate online and offline sales channels into a cohesive experience in order to adapt to changing consumer preferences and habits. According to Worldpay, digital and mobile wallets represented 25.7% of global point of sale payments in 2020. Merchants increasingly will need to embrace omnichannel strategies and seek partners that offer flexible payment options both online and offline, leading to major opportunities for companies that offer BNPL products to also provide digital wallets, including integrations with Apple Pay and Google Pay and through branded virtual card offerings.

History and Organizational Structure

Our founders created the Sezzle Platform in 2016 after observing an increasing trend in the United States of a lack of availability of credit for consumers (particularly younger consumers). Since we launched the Sezzle Platform in August 2017, our activities have principally involved raising money to develop our software, products and services (including the Sezzle Platform), as well as signing merchants to the Sezzle Platform and expanding our service offerings to an increasing base of consumers.

Sezzle is incorporated in Delaware as a public benefit corporation. Public benefit corporations are for-profit corporations intended to produce a public benefit and to operate in a responsible and sustainable manner. Under Delaware law, public benefit corporations must identify in their certificate of incorporation the public benefit or benefits they will promote, and their directors have a duty to manage the affairs of the corporation in a manner that balances the pecuniary interests of the stockholders, the best interests of those materially affected by the corporation’s conduct and the specific public benefit or public benefits identified in the public benefit corporation’s certificate of incorporation.

As a Delaware public benefit corporation, we commit to pursuing opportunities for positive change in the community and the planet. Our management team and fiduciary board strongly believe that our long-standing commitment to financial education and helping young adults with their approach to personal finances, as well as creating alternative means for consumers to purchase items they need without incurring high-interest finance charges, benefit the community and serve as a public good.

Being a public benefit corporation offers advantages, including:

●	public benefit corporation status is a clear differentiator in an increasingly growing, and sometimes crowded, industry;

●	we are more likely to become an employer of choice as the younger workforce increasingly seek employment from companies which align with their ethical values;

●	further opportunities to conduct business with brands that also care about sustainability;

●	the potential to expand our consumer base due to conscious consumers;

●	added credibility to our mission statement and potential to grow capital through impact investing; and

●	further opportunities for positive public relations and marketing.

On March 22, 2021, Sezzle became certified as a B Corporation by B Lab, an independent non-profit organization, and thereby joined a movement of innovative socially-conscious brands. In order to be designated as a Certified B Corporation, we were required to take a comprehensive and objective assessment of our environmental and social standards for transparency, accountability and commitment to improved performance. Our actions are part of a movement of innovative brands around the world intent on advancing environmental, social, and economic causes. To maintain our status as a certified B Corporation, we must satisfy re-certification requirements every three years.

Competition

We operate in a highly competitive and dynamic industry. Our product offerings face competition from a variety of players, including those who enable transactions and commerce via digital payments. The point-of-sale financing market in which we operate includes several types of products. For example, consumers may make purchases with credit cards that have revolving balances and some of these products offer promotional terms, such as an introductory rate or deferred interest. In addition to traditional credit card products, some revolving balance products do not issue plastic credit cards to consumers (e.g., PayPal Credit). BNPL products, such as the Sezzle Platform, facilitate consumer purchases from retail merchants on installment plans. Credit card providers also offer products that allow consumers to pay for purchases made with their credit cards in installments rather than as a revolving balance (e.g., American Express and J.P. Morgan Chase). Visa and Mastercard, the major payments networks, have also introduced technology that facilitate this functionality.

We consider our main competitors to be other BNPL service providers. In the U.S. market, this includes Affirm, Afterpay, Klarna, PayPal’s Pay in 4, and QuadPay. In addition, PayBright and Afterpay operate in the Canadian market. In July 2021, Apple announced its intention to provide a BNPL platform to its consumers called “Apple Pay Later.” We aim to differentiate our business to consumers by providing a product that is more simple to understand and consumer friendly. This includes allowing the consumer to shift their repayment schedule once per order for free, and waiving Account Reactivation Fees where the consumer corrects a failed payment within 48 hours. See “Item 1A. Risk Factors – Risks Related to Our Industry - We operate in a highly competitive industry, and our inability to compete successfully would materially and adversely affect our business, results of operations, financial condition, and prospects.”

We face intense competitive pressure on the fees we charge our merchants, particularly our larger merchants. In order to stay competitive, we may need to adjust our pricing or offer incentives to our clients to increase payments volume, enter new market segments, adapt to regulatory changes, and expand their use and acceptance of the Sezzle Platform. These include up-front cash payments, fee discounts, rebates, credits, performance-based incentives, marketing, and other support payments that impact our revenues and profitability. Market pressures on pricing, incentives, fee discounts, and rebates could moderate our growth. We have entered into merchant agreements that require us to make marketing, incentive or other payments to the merchant over the term of the agreement. In addition if we are unable to fulfill our obligations under these merchant agreements, including any payments we have agreed to make with merchants, the merchant may terminate such agreement or determine not to renew and remain on our platform.

Intellectual Property

Our business depends on our ability to commercially exploit our technology and intellectual property rights, including our technological systems and data processing algorithms. We rely on laws in the United States, Canada and other countries relating to trade secrets, copyright, and trademarks to assist in protecting our proprietary rights. Our core intellectual property asset is the Sezzle Platform and the accumulation of transaction data, rules and consumer insights generated from consumers using the Sezzle Platform, including the proprietary fraud and risk detection systems.

We developed our proprietary fraud and risk detection systems by creating valuable intellectual property that enables us to improve our products. The Sezzle Fraud Detection System was developed by the Company’s data sciences team, which utilizes numerous data points from a transaction to identify the likelihood of a fraudulent attempt. Consumer interactions with the Sezzle Platform are recorded and analyzed along with data points on the consumer and order itself. This data passes through the Sezzle Fraud Detection System, which scores the likelihood of the transaction being fraudulent. The Sezzle Underwriting Engine then assigns a score to each new consumer that passes through the Sezzle Fraud Detection System. Based on data obtained from traditional and non-traditional sources, along with the order data and retailer data, we give some shoppers a higher initial limit than others. As consumers use the Sezzle Platform, Sezzle’s system learns from the behavior of the individual consumers and adapts the consumer’s limit to the appropriate level based on the consumer’s success level within the Sezzle Platform.

We do not currently have any issued patents, but continue to consider the most effective methods of protecting our intellectual property. We currently hold registered trademarks in the United States, the UK, the European Union, and India, and we have pending trademark applications in Canada. However, continued operations within our existing markets and expansion into new markets risks conflicts with unrelated companies who may own registered trademarks for and/or otherwise use a similar name. See “Item 1A. Risk Factors — Other Risks Related to Our Business – Our efforts to protect our intellectual property rights may not be sufficient.”

Government Regulation

Overview

Various aspects of our business and services are subject to U.S. federal, state, and local regulation, as well as regulation outside the United States including Canada. Certain of our services also are subject to rules promulgated by various card networks and other authorities, as more fully described below. These descriptions are not exhaustive, and these laws, regulations and rules frequently change and are increasing in number.

BNPL and Consumer Protection Regulation

The BNPL segment of the point-of-sale financing market in which we operate is a developing field. There has recently been an increased focus and scrutiny by regulators in various jurisdictions, including the United States and Canada, with respect to BNPL arrangements. We may become subject to additional legal or regulatory requirements if laws or regulations or the interpretation of such laws and regulations change in the future or industry standards for BNPL arrangements change in the future.

United States

In the United States, we are required to comply with the applicable provisions of the Truth-in-Lending Act and Regulation Z promulgated thereunder, which require certain disclosures to consumers regarding the terms and conditions of their loans and credit transactions and impose requirements on credit accessed through credit cards, Section 5 of the FTCA, which prohibits unfair and deceptive acts or practices (“UDAP”) in or affecting commerce; the Consumer Financial Protections Act, which prohibits unfair, deceptive or abusive acts or practices (“UDAAP”) claims in connection with consumer financial products and services; the Equal Credit Opportunity Act and Regulation B promulgated thereunder, which prohibit creditors from discriminating against credit applicants on the basis of race, color, sex, age, religion, national origin, marital status, the fact that all or part of the applicant’s income derives from any public assistance program, or the fact that the applicant has in good faith exercised any right under the Federal Consumer Credit Protection Act or applicable state law; the Fair Credit Reporting Act (“FCRA”), which promotes the accuracy, fairness, and privacy of information in the files of consumer reporting agencies; the Fair Debt Collection Practices Act (the “FDCPA”), which provides guidelines and limitations concerning the conduct of third-party debt collectors in connection with the collection of consumer debts; and the and the Telephone Consumer Protection Act (the “TCPA”), which regulates the use of telephone and texting technology to contact customers.

We are also subject to the Holder in Due Course Rule of the Federal Trade Commission (“FTC”), and equivalent state laws, which make any holder of a consumer credit contract include the required notice and become subject to all claims and defenses that a borrower could assert against the seller of goods or services; the Electronic Fund Transfer Act, which provides disclosure requirements, guidelines, and restrictions on the electronic transfer of funds from consumers’ bank accounts; the Electronic Signatures in Global and National Commerce Act and similar state laws, which authorize the creation of legally binding and enforceable agreements utilizing electronic records and signatures; the Military Lending Act and similar state laws, which provide obligations and prohibitions relating to loans made to servicemembers and their dependents; and the Servicemembers Civil Relief Act, which allows active duty military members to suspend or postpone certain civil obligations. In addition, we are subject to the requirements under the Coronavirus Aid, Relief, and Economic Security (“CARES”) Act relating to collection and credit reporting, though many of the implementing regulations under the CARES Act have not yet been issued.

We possess certain state lending licenses and we are currently in the process of applying for others, which subject us to supervisory oversight from these state license authorities and periodic examinations. We currently hold licenses in six U.S. states (California, North Dakota, South Dakota, Idaho, Montana and Missouri) to operate our business in those states, in particular to originate loans to consumers residing in those jurisdictions. In addition, we have applied for lending licenses in Rhode Island and Louisiana and await a response from those states on the success of our application. The loans we may originate on our platform pursuant to these state licenses are subject to state licensing and interest rate fee restrictions, as well as numerous state requirements regarding consumer protection, interest rate, disclosure, prohibitions on certain activities, and loan term lengths. Our business may become subject to licensing requirements in states in which we currently do not hold licenses. For instance, in New Mexico and Nevada, we are currently not required to obtain a lending license because the extension of credit in in those states is structured as retail installment transactions. We continue to monitor state licensing regulations and how they may apply to our business, and may be required in the future to apply for additional state licenses, including states in which our loans are structured as retail installment transactions.

Canada

In Canada, we are required to comply with the Canada Anti-Spam Law, which regulates the transmittal of commercial email messages, the Canadian Personal Information Protection and Electronic Documents Act and equivalent provincial privacy laws in the provinces of Alberta, British Columbia and Quebec, each of which includes requirements surrounding the use, disclosure, and other processing of certain personal information about Canadian residents. In addition, we are required to comply with the Canada federal and provincial human rights legislation which prohibits discriminatory practices to deny, deny access to, or to differentiate adversely in relation to any individual in respect of the provision of services customarily available to the general public on the basis of a certain prohibited grounds of discrimination. The Canadian provincial consumer protection and cost of credit disclosure laws prohibit late fees, limits on default charges, prohibition of unfair practices, as well as consumer contract disclosure and related process requirements, among other compliance requirements. We are also subject to Canadian provincial and territorial e-commerce laws.

We believe that we are appropriately licensed as a lender and/or have structured our business activities to avoid a licensing requirement in each of the Canadian provinces that require such licenses. In connection with our business activities, we are also generally subject to consumer protection legislation and other laws and, on that basis, our business is also generally subject to regulatory oversight and supervision from federal and/or provincial regulators in respect of those activities, regardless of whether we have a license. These regulators and enforcement agencies generally act on a complaints-basis and may receive consumer complaints about us. Investigations or enforcement actions may be costly and time consuming. Enforcement actions by such regulators and enforcement agencies could lead to fines, penalties, consumer restitution, the cessation of our business activities in whole or in part, or the assertion of private claims and lawsuits against us.

Payment Regulations

We are subject to the rules, codes of conduct and standards of Visa, Mastercard and other payment networks and their participants. In order to provide our payment processing services, we must be registered either indirectly or directly as service providers with the payment networks that we use. As such, we are subject to applicable card association and payment network rules, standards and regulations, which impose various requirements and could subject us to a variety of fines or penalties that may be levied by such associations or networks for certain acts or omissions. Card associations and payment networks and their member financial institutions regularly update and generally expand security expectations and requirements related to the security of consumer data and environments. Failure to comply with the networks’ requirements, or to pay the fees or fines they may impose, could result in the suspension or termination of our registration with the relevant payment networks and therefore require us to limit, suspend or cease providing the relevant payment processing services. We are also subject to the Payment Card Industry Data Security Standard (“PCI DSS”) with respect to the acceptance of payment cards, which provides for security standards relating to the processing of cardholder data and the systems that process such data. The failure of our products to comply with PCI DSS requirements may result in the loss of our status as a PCI DSS certified Service Provider and thereby impact our relationship with our merchant partners and their own ability to comply with PCI DSS.

In Canada, we are required to comply with the Payments Canada Rule H1- Pre-Authorized Debit Rules in respect of the acceptance of payments from Canadian bank accounts and the Quebec Charter of French Language laws which regulates the language of communication in commerce and business and applies to entities carrying on business in Quebec.

Data Privacy and Data Security Laws

We are subject to a variety of laws, rules, directives, and regulations, as well as contractual obligations, relating to the processing of personal information, including personally identifiable information. The regulatory framework for privacy and data protection worldwide is rapidly evolving and, as a result, implementation standards and enforcement practices are likely to continue to evolve for the foreseeable future. We publicly post policies and documentation regarding our practices concerning the processing of personal information. This publication of our privacy policy and other documentation that provide information about our privacy and security practices is required by applicable law and can subject us to proceedings and actions brought by data protection authorities, government entities, or others if our policies are alleged to be deceptive, unfair, or misrepresentative of our actual practices.

We are subject to the Gramm-Leach-Bliley Act (the “GLBA”) and implementing regulations and guidance thereunder, in addition to applicable privacy and data protection laws in the other jurisdictions in which we carry on business activities or process personal information. Among other requirements, the GLBA imposes certain limitations on the ability to share consumers’ nonpublic personal information with nonaffiliated third parties and requires certain disclosures to consumers about information collection, sharing, and security practices and their right to “opt out” of the institution’s disclosure of their nonpublic personal information to nonaffiliated third parties. Privacy requirements, including notice and opt out requirements, under the GLBA and the FCRA are enforced by the FTC and by the Consumer Financial Protection Bureau (“CFPB”) through UDAAP, and are a standard component of CFPB examinations. State entities also may initiate actions for alleged violations of privacy or security compliance under state UDAAP, financial privacy, security and other laws.

Furthermore, an increasing number of state, federal, and international jurisdictions have enacted, or are considering enacting, privacy and data security laws, such as the California Consumer Privacy Act (“CCPA”), and the General Data Protection Regulation (“GDPR”), which regulates the collection, processing and use of personal information of data subjects in the European Union and the European Economic Area (“EEA”). The CCPA gives residents of California expanded rights to access and delete their personal information, opt out of certain personal information sharing, and receive detailed information about how their personal information is used, and also provides for civil penalties for violations and private rights of action for data breaches. Meanwhile, the GDPR provides data subjects with greater control over the processing of their personal information (such as the “right to be forgotten”) and has specific requirements relating to cross-border transfers of personal information to certain jurisdictions outside the EEA, including to the United States, with fines for noncompliance of up to the greater of 20 million euros or up to 4% of the annual global revenue of the noncompliant company. In addition, on November 3, 2020, California voters approved a new privacy law, the California Privacy Rights Act (“CPRA”), which significantly modifies the CCPA, including by expanding consumers’ rights with respect to certain personal information and creating a new state agency to oversee implementation and enforcement efforts. Many of the CPRA’s provisions will become effective on January 1, 2023. Additionally, on March 2, 2021, the Virginia Consumer Data Protection Act (“CDPA”) was signed into law and multiple other states are considering enacting similar legislation. The Virginia CDPA becomes effective beginning January 1, 2023, and contains similar provisions to the California CCPA and CPRA. Most states also have in place data security laws requiring companies to maintain certain safeguards with respect to the processing of personal information, and all states require companies to notify individuals or government regulators in the event of a data breach impacting such information. In addition, most industrialized countries have or are in the process of adopting similar privacy or data security laws enforced through data protection authorities.

Other Applicable Regulations

We are subject to regulations relating to our corporate conduct and the conduct of our business, including securities laws, trade regulations and anti-money laundering (“AML”) laws and anti-corruption legislation. The United States and certain foreign jurisdictions have taken aggressive stances with respect to such matters and have implemented new initiatives and reforms.

We are required to comply with the U.S. Foreign Corrupt Practices Act, the Foreign Public Officials Act (Canada), the U.K. Bribery Act and similar anti-bribery laws in other jurisdictions, which prohibit companies and their intermediaries from making improper payments for the purpose of obtaining or retaining business. Recent years have seen a substantial increase in anti-bribery law enforcement activity with more frequent and aggressive investigations and enforcement proceedings by both the Department of Justice and the SEC, increased enforcement activity by non-U.S. regulators and increases in criminal and civil proceedings brought against companies and individuals.

AML laws and related KYC requirements generally require certain companies to conduct necessary due diligence to prevent and protect against money laundering. These regulators and enforcement agencies may receive consumer complaints about us. In the United States, these regulators and agencies include the Financial Crimes Enforcement Network (“FinCEN”), which could subject us to burdensome rules and regulations that could increase costs and use of our resources in order to satisfy our compliance obligations. We are also subject to certain economic and trade sanctions programs that are administered by the Department of Treasury’s Office of Foreign Assets Control (“OFAC”), which prohibit or restrict transactions to or from or dealings with specified countries, their governments, and in certain circumstances, their nationals, and with individuals and entities that are specially-designated nationals of those countries, narcotics traffickers, and terrorists or terrorist organizations. We also required to comply with the Canadian sanctions laws and related regulations which impose economic or financial sanctions that are administered or enforced from time to time by the Canadian government and prohibit the provision of financial services to certain designated persons with whom dealings are generally prohibited.

Employees

As of June 30, 2021, we had approximately 460 employees across the operations, sales and marketing and platform development teams. No employees are subject to any collective bargaining agreements at this time. We consider our relationships with our employees to be good and have not experienced any interruptions of operations due to labor disagreements.

Environmental, Social, and Governance (ESG)

We are focused on the environmental, social and governance concerns that are important to our consumers, merchant partners, employees and other stakeholders. We are committed to integrating consideration of these concerns into the decisions made across our business with a view to enhancing sustainability, promoting employee equity and wellness, and supporting the communities in which we operate.

Carbon Footprint and Land Regeneration

On July 15, 2021, through a combination of reduction efforts and carbon offsets, we officially became 100% carbon neutral. As a Climate Neutral Certified company, we reduce our carbon emissions by choosing to do business in a way that aids environmental conservation. By taking responsibility for decreasing climate-changing greenhouse gas emissions, we are taking action to affect climate change. We also partner with Trees for the Future, helping the organization by planting one tree per new Sezzle user, contributing to their mission to end hunger and poverty by training farmers to regenerate their land.

Community Engagement

Sezzle Inc. is proud to make a positive difference in the communities that it serves.

In 2020, we launched Sezzle Up, an upgraded version of the core Sezzle experience which provides a credit-building solution for new-to-credit consumers, helping consumers adopt credit responsibly and build their credit history. We are collaborating with the University of Minnesota to provide “full-ride” scholarships to underrepresented students pursuing degrees in technology. We also partner with nonprofits on initiatives such as Blacks in Technology, a global platform establishing standards for technical excellence and serving members through community, media and mentorship, to provide financial support, mentoring and free legal advice to their entrepreneurs.

Human Capital

Our success to date would not be possible without our dedicated people, who are our greatest asset. Bringing together a team of highly-skilled engineering, product, marketing and business development professionals is imperative to executing on our strategy. We do this by creating an inclusive, team-centric culture in which doing the right thing is celebrated. In 2020, 95% of our employees recommended Sezzle as a great place to work through internal surveys, and we maintained a Glassdoor rating of 4.7 out of 5.0 as of year-end 2020.

In light of our commitment to our employees, we are currently in the process of upgrading our Human Resources Information Systems to ensure state-of-the-art management, operation and oversight of our workforce. Our goals in this upgrade are to:

●	ensure that People Operations is equipped with the tools, training and motivation to operate in the most efficient and effective manner;

●	continue to promote and recruit the best-qualified people while embracing the value of diversity in the workplace;

●	allow for more accurate measurement and accountability on the diversity front;

●	provide a competitive salary and benefits package and develop the full potential of our workforce by providing training and development for career enhancement; and

●	secure accurate and timely information relating to employee turnover, mobility, retention and the percentage of positions filled internally.

We have recently updated our Diversity Policy and Ethics Policy to renew and refine our commitment to derive strength from a diverse workforce. We have an active Diversity, Equity and Inclusion group to further ensure communication throughout the organization on issues impacting minorities. Employees are encouraged to participate in company and community activities to secure an improved quality of life for ourselves, our co-workers and the community.

We embrace change and the opportunity it brings. We are focused on acting openly, equitably and consistently in our pursuit of uncompromising quality. To meet this goal, we are committed to recruiting, developing, rewarding and retaining our global workforce.

ITEM 1A. RISK FACTORS.

Investing in our common stock involves a high degree of risk. You should consider carefully the risks and uncertainties described below, together with all of the other information in this registration statement, including the sections titled “Special Note Regarding Forward-Looking Statements,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the accompanying notes included elsewhere in this registration statement before deciding whether to invest in our common stock. We believe the risks described below are the material risks that we currently face. However, the risks described below are not the only risks that we face. Additional unknown risks or risks that we currently consider immaterial may also impair our business operations. If any such events or circumstances occur, our business, financial condition or results of operations could suffer, and the trading price of our securities could decline significantly and, as a result, you could lose all or part of your investment.

Risk Factor Summary

Risks Related to Our Industry

●	The BNPL industry may become subject to increased regulatory scrutiny.

●	We operate in a highly competitive industry.

●	Our success is subject to macro-economic conditions that have an impact on consumer spending.

●	Our industry may be subject to negative publicity.

Risks Related to Our Strategy and Growth

●	We are an early-stage financial technology company with a limited operating history and a history of operating losses.

●	Our business depends on our ability to increase our merchant network, our base of consumers and UMS.

●	Our ability to effectively manage growth.

●	Our ability to maintain market share.

●	We may not be able to sustain our growth rate.

●	Our ability to comply with business and regulatory risks associated with international expansion of our operations.

●	We may require additional capital to grow.

Risks Related to Our Financing Program

●	Consumers may not treat their BNPL product loans with the same significance as other financial obligations.

●	Merchants may fail to fulfill their obligations to consumers or comply with applicable law.

●	Internet-based loan origination processes may give rise to greater risks than paper-based processes.

●	Exposure to consumer bad debts and insolvency of merchants may adversely impact our financial success.

●	Our ability to comply with the applicable requirements of payment processors.

Risks Related to Our Technology and the Sezzle Platform

●	The integration, support and prominent presentation of our platform by our merchants.

●	Unanticipated surges or increases in transaction volumes.

●	The occurrence of data security breaches, cyberattacks, employee or other internal misconduct, malware, phishing or ransomware, physical security breaches, natural disasters, or similar disruptions.

●	Real or perceived software failures or outages.

●	Disruption in service on our platform that prevents us from processing transactions.

●	Fraudulent activities occurring on our platform.

Other Risks Related to Our Business

●	The failure of key vendors or merchants to comply with legal or regulatory requirements or to provide various services that are important to our operations.

●	The loss of key partners and merchant relationships.

●	Changes in market interest rate and the replacement of LIBOR.

●	Exchange rate fluctuations in the international markets in which we operate.

●	Our ability to protect our intellectual property rights.

●	The loss of licenses or any quality issues with third-party technology that support our business operations or are integrated with our products or services.

●	Our inability to retain employees or recruit additional employees.

Risks Related to Our Regulatory Environment

●	The costs of complying with various laws and regulations applicable to the BNPL industry in the United States and Canada.

●	We are subject to various laws in the United States and Canada concerning lending programs, consumer finance and consumer protection and in other jurisdictions into which we are expanding.

●	Litigation, regulatory actions, and compliance issues could subject us to increased costs.

●	Stringent and changing laws and regulations relating to privacy and data protection could result in claims, harm our results of operations, financial condition, and prospects, or otherwise harm our business.

●	Failure to operate without obtaining necessary licenses.

●	Violating applicable state lending or other laws.

Risks Related to Our Corporate Structure

●	Our existing major stockholders own a large percentage of our stock and can exert significant influence over us.

●	Failure to maintain effective internal control over financial reporting or disclosure controls may adversely affect our ability to report our financial results in a timely and accurate basis.

●	As a public benefit corporation, we cannot provide any assurance that we will achieve our public benefit purpose or that producing a positive effect for society will benefit us.

●	As a public benefit corporation, our focus on a public benefit purpose may negatively impact our financial condition.

●	Our directors have a fiduciary duty to consider our specific public purpose and the interests of other stakeholders affected by our actions.

●	Increased derivative litigation concerning our duty to balance stockholder and public benefit interest.

●	Our ability to maintain our certification as a B Corporation or our publicly reported B Corporation score declines, our reputation could be harmed and our business could be adversely affected.

Risks Related to Our Industry

The BNPL industry may become subject to increased regulatory scrutiny, and our failure to manage our business to comply with new regulations would materially and adversely affect our business, results of operations and financial condition.

There has recently been an increased focus and scrutiny by regulators in various jurisdictions with respect to BNPL arrangements, including in those jurisdictions in which we operate. There is potential that we may become subject to additional legal or regulatory requirements if laws or regulations change in the future, the interpretation of laws and regulations changes in the future, industry standards for BNPL arrangements change in the future, or regulators more heavily scrutinize BNPL arrangements. This increased risk may relate to state lending licensing or other state licensing or registration requirements, regulatory requirements concerning BNPL arrangements, consumer protection or consumer finance matters, or similar limitations on the conduct of our business. There is a risk that additional or changed legal, regulatory and industry compliance standards may make it economically unfeasible for us to continue to operate, or to expand in accordance with our strategy. This would likely have a material adverse effect on our business, results of operations and financial condition, including by preventing our business from reaching sufficient scale.

We operate in a highly competitive industry, and our inability to compete successfully would materially and adversely affect our business, results of operations, financial condition, and prospects.

We operate in a highly competitive and dynamic industry with a low barrier to entry, which makes increased competition more likely. Our technology platform faces competition from a variety of businesses and new market entrants, including competitors with BNPL products and those who enable transactions and commerce via digital payments.

Despite any competitive advantage we may have, there is always a risk of new entrants in the market, which may disrupt our business and decrease our market share. We expect competition to intensify in the future, both as emerging technologies continue to enter the marketplace and as large financial incumbents increasingly seek to innovate the services that they offer to compete with our products. Technological advances and the continued growth of e-commerce activities have increased consumers’ accessibility to products and services and led to the expansion of competition in digital payment options such as pay-over-time solutions. We face competition in areas such as: flexibility on payment options; duration, simplicity, and transparency of payment terms; reliability and speed in processing applications; underwriting effectiveness; compliance and security; promotional offerings; fees; approval rates; ease-of-use; marketing expertise; service levels; products and services; technological capabilities and integration; customer service; brand and reputation; and consumer and merchant satisfaction. In addition, it may be become more difficult to distinguish our platform, and products and services, from those of our competitors.

Some of our competitors are substantially larger than we are, which gives those competitors advantages we do not have, such as a more diversified product, a broader consumer and merchant base, the ability to reach more consumers, the ability to cross sell their products, operational efficiencies, the ability to cross-subsidize their offerings through their other business lines, more versatile technology platforms, the ability to acquire competitors, broad-based local distribution capabilities, and lower-cost funding. Our competitors may also have longer operating histories, more extensive and broader consumer and merchant relationships, and greater brand recognition and brand loyalty than we have. For example, more established companies that possess large, existing consumer and merchant bases, substantial financial resources, and established distribution channels could enter the market. Further, consumers’ increased usage of BNPL platforms in recent years may encourage more of such competitors that may be in a better position, due to financial and other resources, to attract merchants and customers to their platforms.

Increased competition, particularly for large, well-known merchants, has in the past resulted and will result in the need for us to alter the pricing we offer to merchants. If we are unable to successfully compete, the demand for our platform and products could stagnate or substantially decline, and we could fail to retain or grow the number of consumers or merchants using our platform, which would reduce the attractiveness of our platform to other consumers and merchants, and which would materially and adversely affect our business, results of operations, financial condition, and prospects. See “Item 1. Business – Competition.”

Economic conditions may adversely impact consumer demand for the merchandise and products on our platform, which could adversely impact our business, results of operations and financial condition.

Our business depends on consumers transacting with merchants, which in turn can be affected by changes in general economic conditions. For example, the retail sector is affected by economic conditions such as unemployment, consumer confidence, economic recessions, consumer debt, the availability of consumer credit, inflation and deflation, currency exchange rates, taxation, fuel and energy prices and interest rates, downturns or extended periods of uncertainty or volatility, all of which may influence consumer spending. In weaker economic environments, consumers may have less disposable income to spend and so may be less likely to purchase merchandise by utilizing our services. Alternatively, consumers may purchase merchandise but become unable to repay loans, which would result in an increase of loans that will not be paid on time or at all. Furthermore, the COVID-19 pandemic has had, and continues to have, a significant impact on the U.S. and global economy and the communities in which we operate. While the COVID-19 pandemic’s effect on the macroeconomic environment has yet to be fully determined and could continue for months or years, any prolonged economic downturn with sustained high unemployment rates would lead to decreased retail consumption and may materially decrease our transaction volume or increase defaults and delinquencies.

Some of our merchants have experienced a decrease in sales, supply chain disruptions, inventory shortages, and other adverse effects as a result of the COVID-19 pandemic, and the future impact of the COVID-19 pandemic remains uncertain. Such effects, if they continue for a prolonged period, may continue to have an adverse effect on our merchants, and would have a material adverse effect on our business, results of operations, financial condition, and prospects. In the short term, however, we have seen increased Sezzle Income since the outbreak of the COVID-19 pandemic. These results may not be indicative of results for future periods. Some of the increased demand could be due to consumers being required or encouraged to stay at home, school closures and employers requiring employees to work remotely, which increase their propensity to purchase goods over the internet. Our increased Sezzle Income during the COVID-19 pandemic could also be attributable to the timing of tax refunds in the United States and COVID-related stimulus payments. Much is unknown, including the duration and severity of the COVID-19 outbreak, the amount of time it will take for normal economic activity to resume if at all, and future government actions that may be taken, and accordingly the situation remains dynamic and subject to rapid and possibly material change, including but not limited to changes that may materially affect the operations of our merchants and partners, which ultimately could result in material adverse effects on our business, results of operations and financial condition.

Negative publicity about us or our industry could adversely affect our business, results of operations, financial condition, and prospects.

Negative publicity about us or our industry, including the transparency, fairness, user experience, quality, and reliability of our platform or point-of-sale lending platforms in general, the effectiveness of our risk model, the setting and charging of merchant and consumer fees, our ability to effectively manage and resolve complaints, our privacy and security practices, litigation, regulatory activity, misconduct by our employees, funding sources, originating bank partners, service providers, or others in our industry, the experience of consumers and investors with our platform or services or point-of-sale lending platforms in general, or use of loan proceeds by consumers that have obtained loans facilitated through our platform or other point-of-sale lending platforms for illegal purposes, even if inaccurate, could adversely affect our reputation and the confidence in, and the use of, our platform. Any such reputational harm could further affect the behavior of consumers, including their willingness to obtain loans facilitated through our platform or to make payments on their loans. As a result, our business, results of operations, financial condition, and prospects would be materially and adversely affected.

Risks Related to Our Strategy and Growth

We are an early-stage financial technology company with a limited operating history and a history of operating losses, and we may not achieve profitability in the future.

We are an early stage financial technology company with a limited operating history. Since launching the Sezzle Platform in August 2017, our activities have principally involved raising money to develop our software, products and services (including the Sezzle Platform), as well as adding merchants to the Sezzle Platform and expanding our service offerings to an increasing base of consumers. Similar to many early stage companies, we have incurred losses since our inception. Our reported cumulative losses up to December 31, 2020 were approximately $51.8 million. We anticipate that our operating expenses will increase in the foreseeable future as we seek to continue to grow our business, attract new consumers, merchants, funding sources, and additional originating bank partners, and further enhance and develop our products and platform. As we expand our offerings to additional markets, our offerings in these markets may be less profitable than the markets in which we currently operate. These efforts may prove more expensive than we currently anticipate, and we may not succeed in increasing Sezzle Income sufficiently to offset these higher expenses. We expect to incur additional net losses in the future and may not achieve profitability on a quarterly or annual basis.

Our business depends on our ability to retain and increase our merchant base, our base of consumers and UMS, and any failure to do so may have a material adverse effect on our business and results of operations.

We generate Sezzle Income when consumers pay with Sezzle at checkout in e-commerce transactions with our merchants. If we are not able to continue to retain and grow our merchant network, our base of consumers or volume of transactions, which we measure as UMS, we will not be able to sustain our business. Our continued success is dependent on our ability to expand our merchant base and to grow our merchants’ revenue, or UMS, on our platform. We derive Sezzle Income primarily from merchant fees earned from our merchant partners in the form of Merchant Discount Rate, which is generally charged as a percentage of the transaction volume on our platform. If we are not able to continue to retain and grow our consumer base, we will not be able to increase transaction volumes.

Our ability to retain and grow our consumer relationships depends on the willingness of consumers to use our platform and products. The attractiveness of our platform to consumers depends upon, among other things, the number and variety of merchants and the mix of products available through our platform, our brand and reputation, consumer experience and satisfaction, consumer trust and perception of our solutions, technological innovation, and the type and quality of services and products offered by us and by our competitors.

We will not be able to continue to attract new consumers or grow our business unless we are able to attract additional merchants and to expand revenue and volume of transactions from existing merchants. The attractiveness of our platform to merchants depends upon, among other things: the size of our consumer base; our brand and reputation; the amount of merchant fees that we charge; the promotional marketing incentives we may offer; our ability to sustain our value proposition to merchants for consumer acquisition by demonstrating higher conversion at checkout and increased AOV; the attractiveness to merchants of our technology and data-driven platform; services and products offered by competitors; our availability and prominence as a payment method on e-commerce platforms such as Shopify, WooCommerce, BigCommerce and Wix.com; and our ability to perform under our merchant agreements.

If we fail to maintain our relationships with existing consumers and merchant partners, or if we do not attract a diverse mix of merchant partners or new consumers to our platform, then our business, results of operations, financial condition, and prospects likely would be materially and adversely affected.

If we fail to retain existing merchants or acquire new merchants in a cost-effective manner, our business, financial condition, and results of operations could be adversely affected.

We believe that growth of our business is dependent on our ability to continue to cost-effectively grow our platform by retaining our existing merchants and attracting new merchants. In particular, our partnerships with larger merchants and merchants with a high degree of brand recognition are a key component of our strategy to provide a wide and attractive selection for consumers. If we fail to retain our existing merchants, especially our most popular and larger merchants, or acquire new larger merchants, the value of our platform would be negatively impacted.

We face intense competitive pressure on the fees we charge our merchants, particularly our larger merchants. In order to stay competitive, we may need to adjust our pricing or offer incentives to our clients to increase payments volume, enter new market segments, adapt to regulatory changes, and expand their use and acceptance of the Sezzle Platform. These include up-front cash payments, fee discounts, rebates, credits, performance-based incentives, marketing, and other support payments that impact our revenues and profitability. Market pressures on pricing, incentives, fee discounts, and rebates could moderate our growth. We expect to continue to incur substantial expenses to acquire additional merchants, particularly larger merchants that we believe will make our platform more attractive to consumers. These merchant partnership cost structures may not be cost-effective for us and we cannot assure you that the revenue we generate from the merchants we acquire will ultimately exceed the cost of adding them to our platform. We have entered into merchant agreements that require us to make marketing, incentive or other payments to the merchant over the terms of the agreement, which are typically one to three years. Certain agreements also contain provisions that may require payments by us and are contingent on us and/or the merchant meeting specified criteria, such as achieving volume targets and implementation benchmarks. If we are not able to implement cost savings and productivity initiatives in other areas of our business or increase our volumes in other ways to offset or absorb the financial impact of these incentives, fee discounts, and rebates, we may be prevented from reaching profitability.

In addition if we are unable to fulfill our obligations under these merchant agreements, including any payments we have agreed to make with merchants, the merchant may terminate such agreement or determine not to renew and remain on our platform, which could have a negative impact on our business, results of operations and financial condition.

We may not be able to sustain Sezzle Income growth rate, or our growth rate of related key operating metrics, in the future, and failure to effectively manage growth may adversely affect our financial results.

Although we have experienced a period of strong growth in Sezzle Income, UMS, employee numbers and consumers, there can be no assurances that such growth will continue at our current rate or at all. Many factors may contribute to a decline in Sezzle Income growth rate, including increased competition, slowing demand for our products from existing and new consumers, changes in transaction volumes and mix (particularly with our significant merchant partners), lower sales by our merchants (particularly those with whom we have significant relationships), general economic conditions, a failure by us to continue capitalizing on growth opportunities, changes in the regulatory environment and the maturation of our business, among others. You should not rely on the Sezzle Income or key operating metrics for any prior quarterly or annual period as an indication of our future performance. If Sezzle Income growth rate declines, our results of operations and financial condition could be materially and adversely affected.

In addition, a continuation of this growth in the future could place additional pressures on current management, as well as corporate, operational and finance other resources within our business, and on the infrastructure supporting the Sezzle Platform. Failure to appropriately manage growth could result in failure to retain existing consumers and attract new consumers, as well as contract with new merchants, which could adversely affect our operating results and financial condition.

If we fail to promote, protect, and maintain our brand in a cost-effective manner, we may lose market share and our results of operations and financial condition may be negatively impacted.

We believe that developing, protecting, and maintaining awareness of our brand in a cost-effective manner is critical to attracting new and retaining existing merchants and consumers to our platform. As competition intensifies, we believe that positive consumer recognition is an important factor in our financial performance. We cannot guarantee that our brand development strategies will accelerate the recognition of our brand or increase Sezzle Income. Successful promotion of our brand will depend largely on the effectiveness of our marketing efforts and incentives and the experience of merchants and consumers. Our brand promotion activities may not result in increased Sezzle Income and, even if they do, any increases may not offset the expenses incurred. Additionally, the successful protection and maintenance of our brand will depend on our ability to obtain, maintain, protect, and enforce trademark and other intellectual property protection for our brand. If we fail to successfully promote, protect, and maintain our brand or if we incur substantial expenses in an unsuccessful attempt to promote, protect, and maintain our brand, we may lose our existing merchants and consumers to our competitors or be unable to attract new merchants and consumers. Any such loss of existing merchants or consumers, or inability to attract new merchants or consumers, would have a material adverse effect on our business and results of operations.

In recent years, there has been a marked increase in the use of social media platforms, including blogs, chat platforms, social media websites, and other forms of internet-based communications that allow individuals access to a broad audience of consumers and other persons. The rising popularity of social media and other consumer-oriented technologies has increased the speed and accessibility of information dissemination and given users the ability to more effectively organize collective actions such as boycotts and other brand-damaging behaviors. The dissemination of information via social media could harm our brand or our business, regardless of the information’s accuracy. This could include negative publicity related to our products or services or negative publicity related to actions taken (or not taken) by us or our executives, team members, employees, partner merchants, or other individuals or entities that may be perceived as being associated with us. Such negative publicity may relate to actions taken (or not taken) with respect to social, environmental, and community outreach issues and initiatives, including in connection with our status as a public benefit corporation and our certification as a B Corporation. Our inability or failure to recognize, respond to, and effectively manage the accelerated impact of social media could adversely impact our business. In addition, we use social media and other internet-based communications methods to communicate with our end-users, customers, partners and the public in general. Failure to use social media or other internet-based communication methods effectively could lead to a decline in our reputation. Further, laws and regulations, including associated enforcement priorities, rapidly evolve to govern social media platforms and other internet-based communications. Any failure by us or third parties acting at our direction to abide by applicable laws and regulations in the use of social media or internet-based communications could adversely impact our reputation or financial performance or subject us to fines or other penalties. Other risks associated with the use of social media and internet based-communication include improper disclosure of proprietary information, negative comments about our brand, products, or services, exposure of personally identifiable information, fraud, hoaxes, or malicious dissemination of false information.

Moreover, because our brand is directly associated with the brands of so many other companies by virtue of our business model and the integration of our platform with those of our partner merchants, there is a risk that we could be adversely affected by negative publicity that our partner merchants experience and that is beyond our control. The negative publicity could involve any manner of conduct and relate to any number of subjects, and even the mere perception of our involvement could dilute or tarnish or otherwise adversely affect our reputation, and could contribute to diminished financial performance.

There are a number of risks associated with international expansion of our operations that could materially and adversely affect our business.

We operate primarily in the United States and Canada and, as part of our growth strategy, have also commenced operations in India and in certain countries in Europe and are currently beginning our expansion into Brazil. Our ability to grow in new international markets and our business and results of operation could be adversely affected by a number of factors in the future, including:

●	the ongoing impact of corporate and government response to the COVID-19 pandemic;

●	currency controls, new currency adoptions and repatriation issues;

●	changes in political and economic conditions and potential instability in certain regions, including in particular the recent civil unrest, terrorism, political turmoil and economic uncertainty in Africa, the Middle East and other regions;

●	possible fraud or theft losses, and lack of compliance by international representatives in foreign legal jurisdictions where collection and legal enforcement may be difficult or costly;

●	reduced or no protection of our intellectual property rights;

●	unfavorable tax rules or trade barriers;

●	inability to secure, train or monitor international agents;

●	conformity of our platform with applicable business customs, including translation into foreign languages and associated expenses;

●	potential changes to our established business model;

●	the need to support and integrate with local vendors and service providers;

●	protection of our platform from cybersecurity threats and data privacy breaches;

●	competition with vendors and service providers that have greater experience in the local markets than we do or that have pre-existing relationships with potential consumers, merchants and investors in those markets; and

●	difficulties in staffing and managing foreign operations in an environment of diverse culture, laws, and consumers and merchants, and the increased travel, infrastructure, and legal and compliance costs associated with international operations.

As a result of the foregoing risks, any existing or potential future international expansion efforts that we may undertake may not be successful, which could materially and adversely impact our business and results of operations.

In addition, international expansion has and will continue to expose us to numerous regulatory risks. In particular, as we expand, changes in the regulatory environment may negatively impact our business. We are subject to regulations relating to our corporate conduct and the conduct of our business, including securities laws, consumer protection laws, trade regulations, advertising regulations, privacy and cybersecurity laws, wage and hour regulations, anti-money laundering (“AML”) laws and anti-corruption legislation. Certain jurisdictions have taken aggressive stances with respect to such matters and have implemented new initiatives and reforms, including more stringent regulations, disclosure and compliance requirements. The increased costs and resources associated with compliance, as well as any violations of, these regulations and requirements, would likely have a material and adverse impact on our business and results of operations.

The U.S. Foreign Corrupt Practices Act, the Foreign Public Officials Act (Canada), the U.K. Bribery Act and similar anti-bribery laws in other jurisdictions generally prohibit companies and their intermediaries from making improper payments for the purpose of obtaining or retaining business. Recent years have seen a substantial increase in anti-bribery law enforcement activity with more frequent and aggressive investigations and enforcement proceedings by both the Department of Justice and the SEC, increased enforcement activity by non-U.S. regulators and increases in criminal and civil proceedings brought against companies and individuals. We operate in certain countries that may be perceived as presenting elevated risk for corruption, such as India, and we will need to adhere to strict policies and procedures to attempt to mitigate those risks. Our internal control policies and procedures may not always protect us from reckless or criminal acts committed by our employees or third-party intermediaries. Violations of these anti-bribery laws may result in criminal or civil sanctions, which could have a material adverse effect on our business and results of operations.

AML laws and related Know-Your-Customer (“KYC”) requirements generally require certain companies to conduct necessary due diligence to prevent and protect against money laundering. Enforcement of applicable AML laws could result in criminal and civil proceedings brought against companies and individuals. We operate in certain jurisdictions such as India, and may expand into other jurisdictions, that may present elevated risk of money laundering activities. Our internal control policies and procedures and other company policies may not always protect us from reckless or criminal acts committed by our employees, consumers, merchants or other third parties with whom we conduct business. Violations of AML laws may result in criminal or civil sanctions, which could have a material adverse effect on our business and results of operations.

Various regulatory agencies demand licensing or other controls in order to operate in each market; such requirements vary country by country, may not be consistent within a single country and are fact dependent. State and local authorities may determine that the nature of our offerings may require different licenses or requirements than the licenses that we have obtained or secured or that we had anticipated needing to obtain or secure. Any delays in securing the necessary licenses or obtaining the necessary approvals could delay our expansion into foreign markets, which would adversely affect our anticipated growth. Further, any licensing violations may result in criminal or civil sanctions, which could have material adverse effects on our business and results of operations.

We intend to grow our business and may require additional capital to do so.

As our current business grows and new lines of business are developed, we may require additional funding to support the provision of installments plans to consumers and working capital. There can be no assurance that such goals can be met without further financing and whether such financing, if necessary, can be obtained on favorable terms or at all.

If we require additional capital to grow our business, we may rely on a combination of funding options including equity and our existing and new revolving credit facilities. An inability to raise capital through the issuance of equity securities or secure funding through new credit facilities, or any increase in the cost of such funding, may adversely impact our ability to grow our business. Failure by us to meet financial covenants under the credit agreement governing our existing revolving credit facility, or the occurrence of other specified events, may lead to an event of default. If an event of default were to occur, we may be required to make repayments under the credit facility in advance of the relevant maturity dates and/or termination of the credit facility, which would likely have an adverse impact on our business, results of operations and financial condition.

Our existing revolving credit facility is secured by our consumer notes receivable we choose to pledge and is subject to covenants. Fifty percent of the total available funding facility ($125,000,000) is committed while the remaining fifty percent is available to us for expanding our funding capacity. Thus, a significant portion of our funding capacity is in part dependent on our accounts receivable, which can be volatile and, at times, at levels low enough to result in our inability to draw down on this part of the credit facility. Any material decrease in our accounts receivable could negatively impact our liquidity, which would have an adverse effect on our business, results of operations, and financial condition. In addition, it is possible that our transaction volume will outpace our ability to finance transactions if we do not have sufficient borrowing capacity under our credit facility, which in turn could result in a material adverse effect on our results of operations and financial condition.

Risks Related to Our Financing Program

Consumers may not view or treat their BNPL product loans as having the same significance as other obligations, and the loans facilitated through our platform are not secured, guaranteed, or insured and involve a high degree of financial risk.

Consumers may not view the BNPL product loans facilitated through our platform as having the same significance as a loan or other credit obligation arising under more traditional circumstances. If a consumer neglects his or her payment obligations on a BNPL product loan facilitated through our platform or chooses not to repay his or her loan entirely, it will have an adverse effect on our business, results of operations, financial condition, prospects, and cash flows.

Personal loans facilitated through our platform are not secured by any collateral, not guaranteed or insured by any third-party, and not backed by any governmental authority in any way. Therefore, we are limited in our ability to collect on these loans if a consumer is unwilling or unable to repay them. A consumer’s ability to repay their loans can be negatively impacted by increases in their payment obligations to other lenders under mortgage, credit card, and other debt obligations resulting from increases in base lending rates or structured increases in payment obligations. If a consumer defaults on a loan, we may be unsuccessful in our efforts to collect the amount of the loan. We may also be required to pay credit card processing costs for transactions that we fail to collect loans on from our consumers. Our originating bank partners could decide to originate fewer BNPL product loans through our platform. An increase in defaults precipitated by these risks and uncertainties could have a material adverse effect on our business, results of operations, financial condition, and prospects.

If our merchants fail to fulfill their obligations to consumers or comply with applicable law, we may incur costs.

Although our merchants are obligated to fulfill their contractual commitments to consumers and to comply with applicable law from time to time, they might not, or a consumer might allege that they did not. This, in turn, can result in claims or defenses against us or any subsequent holder of our installment agreements. One such claim or defense could be pursuant to a term included in our installment agreement, which we refer to as our user agreement, that is pursuant to the Federal Trade Commission’s Holder in Due Course Rule. The term provides that the holder of the consumer credit contract, in our case the user agreement, is subject to all claims and defenses which the debtor could assert against the seller of goods or services that were obtained with the proceeds of the consumer credit contract. If merchants fail to fulfill their contractual or legal obligations to consumers, it may also negatively affect our reputation with consumers thereby negatively affecting our business. Federal and state regulatory authorities may also bring claims against us, including UDAP or UDAAP claims, if we fail to provide consumer protections relating to potential merchants actions or disputes.

Internet-based loan origination processes may give rise to greater risks than paper-based processes.

We use the Internet to obtain application information and distribute certain legally required notices to applicants for loans, and to obtain electronically signed loan documents in lieu of paper documents with tangible consumer signatures. These processes entail additional risks relative to paper-based loan underwriting processes and procedures, including risks regarding the sufficiency of notice for compliance with consumer protection laws, risks that consumers may challenge the authenticity of loan documents or the validity of electronic signatures and records, and risks that, despite internal controls, unauthorized changes are made to the electronic loan documents.

Exposure to consumer bad debts and insolvency of merchants may adversely impact our financial success.

Our ability to generate profits depends on our ability to put in place and optimize our systems and processes to make predominantly accurate, real-time decisions in connection with the consumer transaction approval process. We do not ordinarily perform credit checks on consumers in connection with the application process, unless consumers join our “Sezzle Up” platform to build their credit and boost their spending power. Consumer non-payment is a major component of our expenses at present, and we are exposed to consumer bad debts as a normal part of our operations because we absorb the costs of all uncollectible notes receivables from our consumers. We calculate our provision for uncollectible accounts on notes receivable on an expected loss basis. Any amounts delinquent after 90 days are charged-off with an offsetting reversal of the allowance for doubtful accounts through the provision for uncollectible accounts. Our ability to collect on loans is dependent on the consumer’s continuing financial stability, and consequently, collections can be adversely affected by a number of factors, including job loss, divorce, death, illness, or personal bankruptcy. It is possible that a higher percentage of consumers will seek protection under bankruptcy or debtor relief laws as a result of financial and economic disruptions related to the COVID-19 pandemic than is reflected in our historical experience. Excessive exposure to bad debts as a result of consumers failing to repay outstanding amounts owed to us may materially and adversely impact our results of operations and financial position.

We also have exposure to the potential insolvency of merchants to which we have advanced funds. Exposure occurs in the period of time between the advance of funds to a merchant for a consumer’s purchase of goods, and the retail merchant shipping the goods to the consumer (at which point we are entitled to payment from the consumer). While this period of risk is typically only a short period of time, it is still a period that we are exposed to the risk that merchants will be unable to repay the funds we have advanced to them. As the merchants on our platform continue to grow, so does the amount of funds that may be advanced by us. The failure by merchants to repay these funds may result in a material adverse effect to our results of operations and financial position.

If we fail to comply with the applicable requirements of Visa or other payment processors, those payment processors could seek to fine us, suspend us or terminate our registrations, which could have a material adverse effect on our business, results of operations, financial condition, and prospects.

We partially rely on card issuers or payment processors, and must pay a fee for this service. From time to time, payment processors such as Visa may increase the interchange fees that they charge for each transaction using one of their cards. The payment processors routinely update and modify their requirements. Changes in the requirements, including changes to risk management and collateral requirements, may impact our ongoing cost of doing business and we may not, in every circumstance, be able to pass through such costs to our merchants or associated participants. Furthermore, if we do not comply with the payment processors’ requirements (e.g., their rules, bylaws, and charter documentation), the payment processors could seek to fine us, suspend us or terminate our registrations that allow us to process transactions on their networks. Some payment processors may also choose not to support BNPL solutions and the credit cards they issue therefore cannot be linked to pay for purchases made through BNPL entities, including Sezzle. The termination of our registration due to failure to comply with the applicable requirements of Visa or other payment processors, or any changes in the payment processors’ rules that would impair our registration, could require us to stop providing payment services to Visa or other payment processors, which could have a material adverse effect on our business, results of operations, financial condition, and prospects. We are also subject to the PCI DSS with respect to the acceptance of payment cards. PCI DSS sets forth security standards relating to the processing of cardholder data and the systems that process such data, and a failure to adhere to these standards can result in fines, limitations on our ability to process payment cards, and impact to our relationship with our merchant partners and their own ability to comply with PCI DSS.

Risks Related to Our Technology and the Sezzle Platform

Our results depend on integration, support, and prominent presentation of our platform by our merchants.

We use and rely on integration with third-party systems and platforms, particularly websites and other systems of our merchants. The success of our services, and our ability to attract additional consumers and merchants, depends on the ability of our technology and systems to integrate into, and operate with, these various third-party systems and platforms. In addition, as these systems and platform are regularly updated, it is possible that when such updates occur it could cause our services to operate inefficiently. This will likely require us to change the way we operate our systems and platform, which may take time and expense to remedy.

We also depend on our merchants, which generally accept most major credit cards and other forms of payment, to present our platform as a payment option, such as by prominently featuring our platform on their websites or in their stores and not just as an option at website checkout. We do not have any recourse against merchants when they do not prominently present our platform as a payment option. The failure by our merchants to effectively integrate, support, and present our platform would likely have a material adverse effect on our business, results of operations and financial condition.

Unanticipated surges or increases in transaction volumes may adversely impact our financial performance.

Continued increases in transaction volumes may require us to expand and adapt our network infrastructure to avoid interruptions to our systems and technology. Any unanticipated surges or increases in transaction volumes may cause interruptions to our systems and technology, reduce the number of completed transactions, increase expenses, and reduce the level of customer service, and these factors could adversely impact our reputation and, thus, diminish consumer confidence in our systems, which may result in a material adverse effect on our business, results of operations and financial condition

Data security breaches, cyberattacks, employee or other internal misconduct, malware, phishing or ransomware, physical security breaches, natural disasters, or similar disruptions could occur and materially adversely impact our business or ability to protect the confidential information in our possession or control.

Through the ordinary course of business, we collect, store, process, transfer, and use (collectively, “process”) a wide range of confidential information, including personally identifiable information, for various purposes, including to follow government regulations and to provide services to our users and merchants. The information we collect may be sensitive in nature and subject to a variety of privacy, data protection, cybersecurity, and other laws and regulations. Due to the sensitivity and nature of the information we process, we and our third-party service providers are the target of, defend against and must regularly respond to cyberattacks, including from malware, phishing or ransomware, physical security breaches, or similar attacks or disruptions. Cyberattacks and similar disruptions may compromise or breach the Sezzle Platform and the protections we use to try to protect confidential information in our possession or control. Breaches of the Sezzle Platform or other Sezzle systems could result in the criminal or unauthorized use of confidential information and could negatively affect our users and merchants and, because the techniques for conducting cyberattacks are constantly evolving and may be supported by significant financial and technological resources (e.g., state-sponsored actors), we may be unable to anticipate these techniques, react in a timely manner, or implement adequate preventative or remedial measures. These risks also reside with third party service providers and partners with whom we conduct business. Our business could be materially and adversely impacted by security breaches of the data and information of merchants’ and consumers’ data and information, either by unauthorized access, theft, destruction, loss of information or misappropriation or release of confidential data.

These events may cause significant disruption to our business and operations or expose us to reputational damage, loss of consumer confidence, legal claims, civil and criminal liability, constraints on our ability to continue operation, reduced demand for our products and services, termination of our contracts with merchants or third party service providers, and regulatory scrutiny and fines, any of which could materially adversely impact our financial performance and prospects. Any security or data issues experienced by other software companies or third party service providers with whom we conduct business could diminish our customers’ trust in providing us access to their personal data generally. Merchants and consumers that lose confidence in our security measures may be less willing to make payments on their loans or participate in the Sezzle Platform.

In addition, our partners include credit bureaus, collection agencies and banking parties, each of whom operate in a highly regulated environment, and many laws and regulations that apply directly to them may apply directly or indirectly to us through our contractual arrangements with these partners. Federal state and international laws or regulators, as well as our contractual partners, may require notice in event of a security breach that involves personally identifiable information, and these disclosures may result in negative publicity, loss of confidence in our security measures, regulatory or other investigations, the triggering of indemnification and other contractual obligations, and other adverse effects to our partner ecosystem and operations. We may also incur significant costs and loss of operational resources in connection with remediating, investigating, mitigating, or eliminating the causes of security breaches, cyberattacks, or similar disruptions after they have occurred, and particularly given the evolving nature of these risks, our incident response, disaster recovery, and business continuity planning may not sufficiently address all of these eventualities. The retention and coverage limits in our insurance policies may not be sufficient to reimburse the full cost of responding to and remediating the effects of a security breach, cyberattack, or similar disruption, and we may not be able to collect fully, if at all, under these insurance policies or to ensure that the insurer will not deny coverage as to any future claim.

Real or perceived software errors, failures, bugs, defects, or outages could adversely affect our business, results of operations, financial condition, and prospects.

Our platform and our internal systems rely on software that is highly technical and complex. In addition, our platform and our internal systems depend on the ability of such software to store, retrieve, process, and manage immense amounts of data. As a result, undetected vulnerabilities, errors, failures, bugs, or defects may be present in such software or occur in the future in such software, including open source software and other software we license in from third parties, especially when updates or new products or services are released.

Any real or perceived vulnerabilities, errors, failures, bugs, or defects in the software may not be found until our consumers use our platform and could result in outages or degraded quality of service on our platform that could adversely impact our business (including through causing us not to meet contractually required service levels), as well as negative publicity, loss of or delay in market acceptance of our products and services, and harm to our brand or weakening of our competitive position. In such an event, we may be required, or may choose, to expend significant additional resources in order to correct the problem. Any real or perceived errors, failures, bugs, or defects in the software we rely on could also subject us to liability claims, impair our ability to attract new consumers, retain existing consumers, or expand their use of our products and services, which would adversely affect our business, results of operations, financial condition, and prospects.

We also rely on online payment gateways, banking and financial institutions for the validation of bank cards, settlement and collection of payments. There is a risk that these systems may fail to perform as expected or be adversely impacted by a number of factors, some of which may be outside our control, including damage, equipment faults, power failure, fire, natural disasters, computer viruses and external malicious interventions such as hacking, cyber-attacks or denial-of-service attacks.

Any significant disruption in, or errors in, service on our platform or relating to vendors could prevent us from processing transactions on our platform or posting payments.

We use vendors, such as our cloud computing web services provider, virtual card processing companies, and third-party software providers, in the operation of our platform. The satisfactory performance, reliability, and availability of our technology and our underlying network and infrastructure are critical to our operations and reputation and the ability of our platform to attract new and retain existing merchants and consumers. We rely on these vendors to protect their systems and facilities against damage or service interruptions from natural disasters, power or telecommunications failures, air quality issues, environmental conditions, computer viruses or attempts to harm these systems, criminal acts, and similar events. If our arrangement with a vendor is terminated or if there is a lapse of service or damage to its systems or facilities, we could experience interruptions in our ability to operate our platform. We also may experience increased costs and difficulties in replacing that vendor and replacement services may not be available on commercially reasonable terms, on a timely basis, or at all. Any interruptions or delays in our platform availability, whether as a result of a failure to perform on the part of a vendor, any damage to one of our vendor’s systems or facilities, the termination of any of our third-party vendor agreement, software failures, our or our vendor’s error, natural disasters, terrorism, other man-made problems, security breaches, whether accidental or willful, or other factors, could harm our relationships with our merchants and consumers and also harm our reputation.

In addition, we source certain information from third parties. In the event that any third-party from which we source information experiences a service disruption, whether as a result of maintenance, natural disasters, terrorism, or security breaches, whether accidental or willful, or other factors, the ability to score and decision loan applications through our platform may be adversely impacted. Additionally, there may be errors contained in the information provided by third parties. This may result in the inability to approve otherwise qualified applicants through our platform, which may adversely impact our business by negatively impacting our reputation and reducing our transaction volume.

To the extent we use or are dependent on any particular third-party data, technology, or software, we may also be harmed if such data, technology, or software becomes non-compliant with existing regulations or industry standards, becomes subject to third-party claims of intellectual property infringement misappropriation, or other violation, or malfunctions or functions in a way we did not anticipate. Any loss of the right to use any of this data, technology, or software could result in delays in the provisioning of our products and services until equivalent or replacement data, technology, or software is either developed by us, or, if available, is identified, obtained, and integrated, and there is no guarantee that we would be successful in developing, identifying, obtaining, or integrating equivalent or similar data, technology, or software, which could result in the loss or limiting of our products, services, or features available in our products or services.

These factors could prevent us from processing transactions or posting payments on our platform, damage our brand and reputation, divert the attention of our employees, reduce Sezzle Income, subject us to liability, and cause consumers or merchants to abandon our platform, any of which could have a material and adverse effect on our business, results of operations, financial condition, and prospects.

Fraudulent activities may result in us suffering losses, causing a materially adverse impact to our reputation and results of operations.

We are exposed to risks imposed by fraudulent conduct, including the risks associated with consumers attempting to circumvent our system and repayment capability assessments. There is a risk that we may be unsuccessful in defeating fraud attempts, resulting in a higher than budgeted costs of fraud and consumer non-payment.

We guarantee payment to merchants and accept the responsibility associated with minimizing fraudulent activity and bear all costs associated with such fraudulent activity. Fraudulent activity is likely to result in us suffering losses, which may have a material adverse impact on our reputation and cause us to bear increased costs to rectify and safeguard business operations and our systems against such fraudulent activity. Significant amounts of fraudulent cancellations or chargebacks could adversely affect our business, results of operations or financial condition. High profile or significant increases in fraudulent activity could also lead to regulatory intervention, negative publicity, and the erosion of trust from our consumers and merchants, which could result in a material adverse effect on our business, results of operations and financial condition.

Other Risks Related to Our Business

Our vendor relationships subject us to a variety of risks, and the failure of third parties to comply with legal or regulatory requirements or to provide various services that are important to our operations could have an adverse effect on our business, results of operations and financial condition.

We have significant vendors that, among other things, provide us with financial, technology, and other services to support our products and other activities, including, for example, cloud-based data storage and other IT solutions, and payment processing, and we could be adversely impacted to the extent our vendors fail to comply with the legal requirements applicable to the particular products or services being offered. For example, the CFPB has issued guidance stating that institutions under its supervision may be held responsible for the actions of the companies with which they contract.

In some cases, we may be reliant on one or a limited number of vendors for critical services. Most of our vendor agreements are terminable by the vendor on little or no notice, and if our current vendors were to terminate their agreements with us or otherwise stop providing services to us on acceptable terms, we may be unable to procure alternatives from other vendors in a timely and efficient manner and on acceptable terms or at all. If any vendor fails to provide the services we require, fails to meet contractual requirements (including compliance with applicable laws and regulations), fails to maintain adequate data privacy controls and electronic security systems, or suffers a cyber-attack or other security breach, we could be subject to regulatory enforcement actions, claims from third parties, including our consumers, suffer operational outages, and suffer economic and reputational harm that could have an adverse effect on our business. Further, we may incur significant costs to resolve any such disruptions in service, which could adversely affect our business.

The loss of key partners and merchant relationships would adversely affect our business.

We depend on continued relationships with our current significant merchants and partners that assist in obtaining and maintaining our relationships with merchants. There can be no guarantee that these relationships will continue or, if they do continue, that these relationships will continue to be successful. Our contracts with merchants can be terminated for convenience on relatively short notice by either party, and so we do not have long-term contracted income. There is a risk that we may lose merchants for a variety of reasons, including a failure to meet key contractual or commercial requirements, or merchants shifting to in-house solutions (including providing a service competitive to us), competitor service providers. Similarly, there is a risk that eCommerce platforms with which we partner (such as Shopify, WooCommerce, BigCommerce and Wix.com) may limit or prevent Sezzle from being offered as a payment option at checkout. We also face the risk that our key partners could become competitors of our business after our key partners determine how we have implemented our model to provide our services.

Although no one merchant accounted for more than 2.0% of Sezzle Income for the year ended December 31, 2020, our business is still in a relatively early stage and merchant income is not as diversified as it might be for a more mature business. The loss of even a small number of our key merchants may have a material adverse effect on our results of operations and financial condition, and may be further exacerbated by an increase in marketing expenses to sign up new merchants to replace those lost, including incentive arrangements spent on lost merchants and new incentive commitments. There is also a risk that key terms with new merchants may be less favorable to us, including terms of pricing, due to unanticipated changes in our market. In addition, the loss of a key merchant may also have a negative impact on our reputation with other merchants and with consumers.

We rely on the accuracy of third-party data, and inaccuracies in such data will lead to reduced Sezzle Income.

We purchase data from third parties that is critical to our assessment of the creditworthiness of consumers before they are either approved or denied funding for their purchase from a merchant. We are reliant on these third parties to ensure that the data they provide is accurate. Inaccurate data could cause us to not approve transactions that otherwise would have been approved, or instead, we may either lose Sezzle Income, or earn Sezzle Income that may lead to a higher incidence of bad debts. Our inability to collect on certain amounts from consumers due to poor creditworthiness or otherwise would likely have a material adverse effect on our results of operations and financial condition.

Changes in market interest rates and the replacement of LIBOR could have an adverse effect on our business.

We offer our merchants an interest bearing program whereby merchants may defer payment from us in exchange for interest. Deferred payments retained in the program bear interest at the LIBOR daily (3 month) rate plus three percent (3.0%) on an annual basis, compounding daily. The weighted average annual percentage yield for the year ended December 31, 2020 was 5.43%. Interest expense associated with the program totaled approximately $1.5 million and $300,000 for the years ended December 31, 2020 and 2019, respectively. In addition, the interest paid on borrowings under our receivable facility are tied to the LIBOR rate. The facility carries an interest rate of LIBOR plus 3.375% and LIBOR plus 10.689% (depending on the lender making the borrowings under the facility). Increased interest rates may adversely impact the amounts we may be required to pay under the merchant interest bearing program and our receivables facility, which as a result could negatively impact our results of operations and financial condition.

In July 2017, the United Kingdom’s Financial Conduct Authority, which regulates LIBOR, announced that, after 2021, it will stop compelling banks to submit rates for the calculation of LIBOR. Our interest bearing program and receivables facility contemplate a mechanism for replacing LIBOR with a new benchmark rate for outstanding debt under these arrangements. This mechanism is triggered in the event that LIBOR is no longer published or otherwise available as a benchmark for establishing interest rates for loans. Since the conditions for the implementation of this mechanism have not yet been triggered, we cannot determine with certainty what such replacement rate would be. As a result, we cannot reasonably predict the potential effect of a discontinuation or replacement of LIBOR, other reforms or the establishment of alternative reference rates on our business. The discontinuation, reform, or replacement of LIBOR could result in interest rate increases on our funding arrangements, which could adversely affect our operating results and financial condition.

We are exposed to exchange rate fluctuations in the international markets in which we operate.

We operate in Canada and are currently expanding into India, Brazil and parts of Europe, and anticipate that there will be instances in which costs and revenues will not be exactly matched with respect to currency denomination. Currency fluctuations cause the U.S. dollar value of our international results of operations and net assets to vary with exchange rate fluctuations. A decrease in the value of any of these currencies relative to the U.S. dollar could have a negative impact on our business, results of operations and financial condition. As we expand geographically, we may experience economic loss and a negative impact on earnings or net assets solely as a result of foreign currency exchange rate fluctuations. In the future, we may utilize derivative instruments to manage the risk of fluctuations in foreign currency exchange rates that could potentially impact our future earnings and forecasted cash flows. However, the markets in which we operate could restrict the removal or conversion of the local or foreign currency, resulting in our inability to hedge against some or all of these risks and/or increase our cost of conversion of local currency to U.S. dollar.

Our ability to use certain net operating loss carryforwards and certain other tax attributes may be limited.

Under U.S. federal income tax principles set forth in Sections 382 and 383 of the Code, if a corporation undergoes an “ownership change,” the corporation’s ability to use its pre-change net operating loss carryforwards and other pre-change tax attributes to offset its post-change income and taxes may be limited. In general, an “ownership change” occurs if there is a cumulative change in ownership of the relevant corporation by “5% shareholders” (as defined under U.S. income tax laws), which includes Charles Youakim (our Chief Executive Officer), Paul Paradis (our President) and J P Morgan Nominees Australia Pty Limited (which is controlled by Charles Youakim), that exceeds 50 percentage points over a rolling three-year period. Similar rules apply under state tax laws. Our ability to utilize a portion of our net operating loss carryforwards to offset future taxable income for U.S. federal income tax purposes may be subject to certain limitations under Section 382 of the Code. Such limitations on the ability to use net operating loss carryforwards and other tax assets could adversely impact our business, financial condition, results of operations, and cash flows.

Our efforts to protect our intellectual property rights may not be sufficient.

Our business depends on our ability to commercially exploit our technology and intellectual property rights, including our technological systems and data processing algorithms. We rely on laws relating to trade secrets, copyright, and trademarks to assist in protecting our proprietary rights. However, there is a risk that unauthorized use or copying of our software, data, specialized technology, trademarks or platforms will occur. In addition, there is a risk that the validity, ownership, registration or authorized use of intellectual property rights relevant to our business may be successfully challenged by third parties. This could involve significant expense and potentially the inability to use the intellectual property rights in question. If an alternative cost-effective solution were not available, there may be a material adverse impact on our financial position and performance. Such disputes may also temporarily adversely impact our performance or ability to integrate new systems, which may adversely impact our income and financial position.

There is a risk that we will be unable to register or otherwise protect new intellectual property rights we develop in the future, or which are developed on our behalf by contractors. In addition, competitors may be able to work around any of our intellectual property rights, or independently develop technologies, or competing payment products or services that are not protected by our intellectual property rights. Our competitors may then be able to offer identical or very similar services or services that are otherwise competitive against those we provide, which could adversely affect our business. We also face risks in connection with our international expansion, including in countries that may have less protection for our intellectual property rights than the United States. We currently hold registered trademarks in the United States, the United Kingdom (“UK”), the European Union and India, and we have pending trademark applications in Canada. There is a risk that our trademarks and other intellectual property rights may not be adequate to protect our brand or proprietary technology or may conflict with the registered trademarks or other intellectual property rights of other companies, both domestically and abroad, which may require us to rebrand our product and service offerings, obtain costly licenses, defend against third-party claims, or substantially change our product or service offerings. Should such risks manifest, we may be required to expend considerable resources and divert the attention of our management, which could have an adverse effect on our business and results of operations.

Our ability to protect our trademarks and other intellectual property may be adversely affected by the COVID-19 pandemic. As a result of the COVID-19 pandemic, certain domestic and foreign intellectual property offices have amended their filing requirements and other procedures, including, but not limited to, extending deadlines and waiving fees. These accommodations have not been applied uniformly across all intellectual property offices globally, and the effectiveness and duration of existing action is unclear. Further, the ongoing COVID-19 pandemic has created uncertainty with respect to the uninterrupted operation of domestic and foreign intellectual property offices, which, amongst other things, may cause delayed processing of renewal and application filings. Our inability to establish and maintain current and future trademarks or other intellectual property rights may have an adverse effect on the growth and reputation of our business. Further, the constantly evolving nature of the COVID-19 pandemic may change its effect on our brand and our other intellectual property rights over time in ways that cannot be reasonably anticipated or mitigated. This could have an adverse effect on our business, results of operations, and financial condition.

We may be sued by third parties for alleged infringement, misappropriation, or other violation of their intellectual property or other proprietary rights.

Our success depends, in part, on our ability to develop and commercialize our products and services without infringing, misappropriating, or otherwise violating the intellectual property or other proprietary rights of third parties. There is a risk that third parties may allege that our solutions infringe, misappropriate, or otherwise violate third-party intellectual property or other proprietary rights, and we may become involved in disputes, including actual or threatened litigation, from time to time concerning these rights. Relatedly, competitors or other third parties may raise claims alleging that service providers or other third parties retained or indemnified by us, infringe on, misappropriate, or otherwise violate such competitors’ or other third parties’ intellectual property or other proprietary rights. These claims of infringement, misappropriation, or other violation may be extremely broad, and it may not be possible for us to conduct our operations in such a way as to avoid all such alleged violations of such intellectual property or other proprietary rights. We also may be unaware of third-party intellectual property or other proprietary rights that cover or otherwise relate to some or all of our products and services.

Given the complex, rapidly changing, and competitive technological and business environment in which we operate, and the potential risks and uncertainties of intellectual property-related litigation, a claim of infringement, misappropriation, or other violation against us may require us to spend significant amounts of time and other resources to defend against the claim (even if we ultimately prevail), pay significant money damages, lose significant revenues, be prohibited from using the relevant systems, processes, technologies, or other intellectual property (temporarily or permanently), cease offering certain products or services, obtain a license, which may not be available on commercially reasonable terms or at all, or redesign our products or services or functionality therein, which could be costly, time-consuming, or impossible. Moreover, the volume of intellectual-property-related claims, and the mere specter of threatened litigation, could distract our management from the day-to-day operations of our business. The direct and indirect costs of addressing these actual and threatened disputes may have an adverse impact on our operations, reputation, and financial performance. Some of the aforementioned risks of infringement, misappropriation, or other violation, in particular with respect to patents, are potentially increased due to the nature of our business, industry, and intellectual property portfolio. In addition, our insurance may not cover potential claims of this type adequately or at all, and we may be required to pay monetary damages, which may be significant and result in a material adverse effect on our results of operations and financial condition.

Some aspects of our products and services incorporate open source software, and our use of open source software could negatively affect our business, results of operations, financial condition, and prospects.

Some of our systems incorporate and are dependent on the use and development of open source software. Open source software is software licensed under an open source license, which may include a requirement that we make available, or grant licenses to, any modifications or derivative works created using the open source software, make our proprietary source code publicly available, or make our products or services available for free or for nominal amounts. If an author or other third party that uses or distributes such open source software were to allege that we had not complied with the legal terms and conditions of one or more of these open source licenses, we could incur significant legal expenses defending against such allegations, could be subject to significant damages, and could be required to comply with these open source licenses in ways that cause substantial competitive harm to our business.

The terms of various open source licenses have not been interpreted by U.S. and international courts, and there is a risk that such licenses could be construed in a manner that imposes unanticipated conditions or restrictions on our products or services. In such an event, we could be required to re-engineer all or a portion of our technologies, seek licenses from third parties in order to continue offering our products and services, discontinue the use of our platform in the event re-engineering cannot be accomplished, or otherwise be limited in the licensing of our technologies, each of which could reduce or eliminate the value of our technologies and loan products and services. If portions of our proprietary software are determined to be subject to an open source license, we could also be required to, under certain circumstances, publicly release or license, at no cost, our products or services that incorporate the open source software or the affected portions of our source code, which could allow our competitors or other third parties to create similar products and services with lower development effort, time, and costs, and could ultimately result in a loss of transaction volume for us. We cannot ensure that we have not incorporated open source software in our software in a manner that is inconsistent with the terms of the applicable license or our current policies, and we or our third party contractors or suppliers may inadvertently use open source in a manner that we do not intend or that could expose us to claims for breach of contract or intellectual property infringement, misappropriation, or other violation. If we fail to comply, or are alleged to have failed to comply, with the terms and conditions of our open source licenses, we could be required to incur significant legal expenses defending such allegations, be subject to significant damages, be enjoined from the sale of our products and services, and be required to comply with onerous conditions or restrictions on our products and services, any of which could be materially disruptive to our business.

In addition to risks related to license requirements, usage of open source software can lead to greater risks than use of third-party commercial software because open source licensors generally do not provide warranties or other contractual protections regarding infringement, misappropriation, or other violations, the quality of code, or the origin of the software. Many of the risks associated with the use of open source software cannot be eliminated and could adversely affect our business, results of operations, financial condition, and prospects. For instance, open source software is often developed by different groups of programmers outside of our control that collaborate with each other on projects. As a result, open source software may have security vulnerabilities, defects, or errors of which we are not aware. Even if we become aware of any security vulnerabilities, defects, or errors, it may take a significant amount of time for either us or the programmers who developed the open source software to address such vulnerabilities, defects, or errors, which could negatively impact our products and services, including by adversely affecting the market’s perception of our products and services, impairing the functionality of our products and services, delaying the launch of new products and services, or resulting in the failure of our products and services, any of which could result in liability to us, our vendors, and our service providers. Further, our adoption of certain policies with respect to the use of open source software may affect our ability to hire and retain employees, including engineers.

Any loss of licenses or any quality issues with third-party technology that support our business operations or are integrated with our products or services could have an adverse impact on our reputation and business.

In addition to open source software, we rely on certain technology that we license from third parties, which we may use to support our business operations and incorporate into our products or services. This third-party technology may currently or could, in the future, infringe, misappropriate, or violate the intellectual property rights of third parties, or the licensors of such technology may not have sufficient rights to the technology they license us in all jurisdictions in which we may offer our products or services. We engage third parties to provide a variety of technology to support our business infrastructure. Any failure on the part of our third-party providers or of our business infrastructure to operate effectively, stemming from maintenance problems, upgrading or transitioning to new platforms, a breach in security, or other unanticipated problems could result in interruptions to or delays in to our operations or our products or services. The licensors of third-party technology we use may discontinue their offerings or change the terms under which their technology is licensed. If we are unable to continue to license any of this technology on terms we find acceptable, or if there are quality, security, or other substantive issues with any of this technology, we may face delays in releases of our solutions or we may be required to find alternative vendors or remove functionality from our solutions or internal business infrastructure. In addition, our inability to obtain certain licenses or other rights might require us to engage in litigation regarding these matters. Any of the foregoing could have a material adverse effect on our business, financial condition, and results of operations.

Misconduct and errors by our employees, vendors, and service providers could harm our business and reputation.

We are exposed to many types of operational risk, including the risk of misconduct and errors by our employees, vendors, and other service providers. Our business depends on our employees, vendors, and service providers to process a large number of increasingly complex transactions, including transactions that involve significant dollar amounts and loan transactions that involve the use and disclosure of personal and business information. We could be materially and adversely affected if transactions were redirected, misappropriated, or otherwise improperly executed, personal and business information was disclosed to unintended recipients, or an operational breakdown or failure in the processing of other transactions occurred, whether as a result of human error, a purposeful sabotage or a fraudulent manipulation of our operations or systems. If any of our employees, vendors, or service providers take, convert, or misuse funds, documents, or data, or fail to follow protocol when interacting with consumers and merchants, we could be liable for damages and subject to regulatory actions and penalties. We could also be perceived to have facilitated or participated in the illegal misappropriation of funds, documents, or data, or the failure to follow protocol, and therefore be subject to civil or criminal liability. It is not always possible to identify and deter misconduct or errors by employees, vendors, or service providers, and the precautions we take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses. Any of these occurrences could result in our diminished ability to operate our business, potential liability to consumers and merchants, inability to attract future consumers and merchants, reputational damage, regulatory intervention, and financial harm, which could negatively impact our business, results of operations, financial condition, and prospects.

Negative publicity that is accelerated by social media or emergent forms of communication and our inability or failure to recognize, respond to and effectively manage the accelerated impact of social media could materially adversely impact our brand and business.

There has been a marked increase in the use of social media platforms, including weblogs (blogs), social media websites (such as Facebook, Twitter, Linkedin and Instagram) and other forms of internet-based communications that allow individuals access to a broad audience of consumers and other interested persons. The rising popularity of social media and other consumer-oriented technologies has increased the speed and accessibility of information dissemination and given users the ability to organize collective actions more effectively, such as boycotts and other brand-damaging events. Many, if not all, social media platforms immediately publish their participants’ posts, often without filters or checks on the accuracy of the content posted. Any failure to respond quickly and effectively to negative or potentially damaging social media content (especially if it goes “viral”), regardless of the content’s accuracy, could damage our reputation, which in turn could harm our business, prospects, financial condition and results of operations. The harm may be immediate without affording us an opportunity for redress or correction.

Other risks associated with the use of social media include improper disclosure of proprietary information, negative comments about our business, exposure of personally identifiable information, out-of-date information, fraud, hoaxes, or malicious dissemination of false information and negative comments relating to actions taken (or not taken) with respect to social, environmental and community outreach issues and initiatives. Furthermore, the use of social media by our customers, employees, vendors, merchant partners or other individuals and entities associated with our brand in a negative or damaging way could increase our costs, lead to litigation or result in negative publicity that could damage our reputation and brand and adversely and negatively impact our financial condition and results of operations. This adverse impact may occur whether or not we are directly related to, or otherwise control, the subject matter of the social media attention. Even the mere perception of our involvement could dilute or tarnish or otherwise adversely affect our reputation and brand and could contribute to diminished financial performance.

Our business is subject to the risks of fires, floods, and other natural catastrophic events and to interruption by man-made issues such as strikes.

Our systems and operations are vulnerable to damage or interruption from fires, floods, power losses, telecommunications failures, strikes, health pandemics, and similar events. A significant natural disaster in locations in which we have offices or facilities could have a material adverse effect on our business, results of operations, financial condition, and prospects, and our insurance coverage may be insufficient to compensate us for losses that may occur. In addition, strikes, wars, terrorism, and other geopolitical unrest could cause disruptions in our business and lead to interruptions, delays, or loss of critical data. We may not have sufficient protection or an effective recovery plan in certain circumstances, and our business interruption insurance may be insufficient or inadequate to recoup losses that we incur from these occurrences.

The COVID-19 pandemic has impacted our working environment and diverted personnel resources and any prolonged effects of the COVID-19 pandemic may adversely impact our business and operations.

We have had to expend, and expect to continue to expend, personnel resources to respond to the COVID-19 pandemic, including to develop and implement internal policies and procedures and track changes in laws. Any prolonged diversion of personnel resources may have an adverse effect on our operations. In addition, as a result of the COVID-19 pandemic, in March 2020, we transitioned our entire staff to a remote working environment and conducting our operations remotely may decrease the cohesiveness of our teams and our ability to maintain our culture, both of which are critical to our success. Additionally, a remote working environment may impede our ability to undertake new business projects, to foster a creative environment, to hire new team members, and to retain existing team members. Such effects may adversely affect the productivity of our team members and overall operations, which could have a material adverse effect on our business, results of operations, financial condition, and prospects.

We may not have adequate insurance to cover losses and liabilities.

We maintain insurance we consider appropriate for our business needs. However, we may not be insured against all risks, either because appropriate coverage is not available or because we consider the applicable premiums to be excessive in relation to the perceived benefits that would accrue. Accordingly, we may not be insured at all or fully insured against all losses and liabilities that could unintentionally arise from our operations. The incurrence of uninsured or partially insured losses or liabilities could have a material adverse effect on our business, results of operations and financial condition.

Any inability to retain our employees or recruit additional employees could adversely impact our financial position.

Our ability to effectively execute our growth strategy depends upon the performance and expertise of our employees. We rely on experienced managerial and highly qualified technical employees to develop and operate our technology and to direct operational employees to manage the operational, sales, compliance and other functions of our business.

There is a risk that we may not be able to attract and retain key employees or be able to find effective replacements in a timely manner. The loss of employees, or any delay in their replacement, could impact our ability to operate our business and achieve our growth strategies, including through the development of new systems and technology. There is a risk that we may not be able to recruit suitably qualified and talented employees in a timeframe that meets our growth objectives. This may result in delays in the integration of new systems, development of technology and general business expansion. There is also a risk that we will be unable to retain existing employees, or recruit new employees, on terms of retention that are as attractive to us as past agreements. Our inability to retain our key employees or recruit additional employees, in particular key employees, would likely have a material adverse effect on our business, results of operation and financial condition.

Risks Related to Our Regulatory Environment

The BNPL industry is subject to various state and federal laws in the United States and federal, provincial and territorial laws in Canada concerning consumer finance, and the costs to maintain compliance with such laws and regulations may be significant.

We are subject to a range of state and federal laws and regulations concerning consumer finance that change periodically. These laws and regulations include state lending licensing or other state licensing or registration laws, consumer credit disclosure laws such as the Truth in Lending Act (“TILA”), the FCRA and other laws concerning credit reports and credit reporting, the Electronic Fund Transfer Act AML laws, the TCPA and other laws concerning initiating phone calls or text messages, the Electronic Signatures in Global and National Commerce Act, debt collection laws, laws governing short-term consumer loans and general consumer protection laws, such as laws that prohibit UDAP or UDAAP. There is also the potential that we may become subject to additional legal or regulatory requirements if our business operations, strategy or geographic reach expand in the future. These laws and regulations may also change in the future, and they may be applied to us and our products in a manner that we do not currently anticipate. For example, we believe that the virtual card we offer is not a credit card under applicable laws, but the application of those laws could change. While we have developed policies and procedures designed to assist in compliance with laws and regulations applicable to our business, no assurance is given that our compliance policies and procedures will be effective. We may not always have been, and may not always be, in compliance with these laws and regulations and such non-compliance could have a material adverse effect on our business, results of operations and financial condition.

In Canada, we are subject to a range of federal and provincial laws and regulations including, but not limited to, provincial and territorial consumer finance legislation (including prohibition on late fees, limits on default charges, debt collection laws and requirements), consumer lender licensing or registration laws, consumer contract and credit disclosure laws, credit advertising requirements, e-commerce laws and unfair practices regulation, Canadian sanctions laws, federal and provincial-level private sector privacy laws, federal Canadian anti-spam legislation, federal and provincial human rights legislation, Quebec Charter of French language laws and requirements, and regulation under Payments Canada Rule H1- Pre-Authorized Debit Rules in respect of the acceptance of payments from Canadian bank accounts. There is also the potential that we may become subject to additional legal or regulatory requirements if our business operations, strategy or geographic reach expand in the future.

New laws or regulations, or laws and regulations in new markets, could also require us to incur significant expenses and devote significant management attention to ensure compliance. In addition, our failure to comply with these new laws or regulations, or laws and regulations in new markets, may result in litigation or enforcement actions, the penalties for which could include: revocation of licenses, fines and other monetary penalties, civil and criminal liability, substantially reduced payments by borrowers, modification of the original terms of loans, permanent forgiveness of debt, or inability to, directly or indirectly and collect all or a part of the principal of or interest on loans. Further, we may not be able to respond quickly or effectively to regulatory, legislative, and other developments, and these changes may in turn impair our ability to offer our existing or planned features, products, and services and/or increase our cost of doing business.

In the United States, we have certain state lending licenses and other licenses, which subject us to supervisory oversight from these license authorities and periodic examinations. Our business is also generally subject to investigation by regulators and enforcement agencies, regardless of whether we have a license from such authorities. These regulators and enforcement agencies may receive consumer complaints about us. Investigations or enforcement actions may be costly and time consuming. Enforcement actions by such regulators and enforcement agencies could lead to fines, penalties, consumer restitution, the cessation of our business activities in whole or in part, or the assertion of private claims and lawsuits against us. In the United States, these regulators and agencies at the state level include state licensing agencies, financial regulatory agencies, and attorney general offices. At the federal level in the United States, these regulators and agencies include the FTC, the CFPB, and FinCEN, any or all of which could subject us to burdensome rules and regulations that could increase costs and use of our resources in order to satisfy our compliance obligations.

In Canada, we are appropriately licensed as a lender and/or have structured our business activities to avoid a licensing requirement in each of the Canadian provinces that require such licenses. In connection with our business activities, we are also generally subject to consumer protection legislation and other laws and, on that basis, our business is also generally subject to regulatory oversight and supervision from federal and/or provincial regulators in respect of those activities, regardless of whether we have a license. These regulators and enforcement agencies generally act on a complaints-basis and may receive consumer complaints about us. Investigations or enforcement actions may be costly and time consuming. Enforcement actions by such regulators and enforcement agencies could lead to fines, penalties, consumer restitution, the cessation of our business activities in whole or in part, or the assertion of private claims and lawsuits against us.

Compliance with these laws and regulations is costly, time-consuming, and limits our operational flexibility. There is also a risk that if we fail to comply with these laws, regulations, and any related industry compliance standards, such failure may result in significantly increased compliance costs, cessation of certain business activities or the ability to conduct business, litigation, regulatory inquiries or investigations, and significant reputational damage.

We are subject to various U.S. federal and state and, in Canada, provincial and territorial consumer protection laws.

We must comply with various regulatory regimes, including those applicable to the protection of consumers in connection with credit transactions. The laws to which we are or may be subject include U.S. federal and state, Canadian provincial and territorial laws and regulations that impose requirements related to financial services, such as loan and consumer contract disclosures and terms, data privacy, credit discrimination, credit reporting, money; and transmission, recordkeeping, debt servicing and collection, and unfair or deceptive business practices.

In addition, in the United States the laws and regulations to which we are subject include:

●	TILA and Regulation Z promulgated thereunder, which require certain disclosures to consumers regarding the terms and conditions of their loans and credit transactions, and impose additional requirements for any credit that is accessible by a credit card;

●	Section 5 of the Federal Trade Commission Act (“FTCA”), which prohibits UDAP in or affecting commerce, and Section 1031 of the Dodd-Frank Act, which prohibits UDAAP in connection with any consumer financial product or service;

●	the ECOA and Regulation B promulgated thereunder, which prohibit creditors from discriminating against credit applicants on the basis of race, color, sex, age, religion, national origin, marital status, the fact that all or part of the applicant’s income derives from any public assistance program, or the fact that the applicant has in good faith exercised any right under the Federal Consumer Credit Protection Act or any applicable state law;

●	the FCRA, which promotes the accuracy, fairness, and privacy of information in the files of consumer reporting agencies;

●	the Fair Debt Collection Practices Act, which provides guidelines and limitations concerning the conduct of third-party debt collectors in connection with the collection of consumer debts;

●	the Telephone Consumer Protection Act, which regulates the use of telephone and texting to communicate with customers;

●	the CAN-SPAM Act, which regulates the transmittal of commercial email messages;

●	the Federal Trade Commission’s Holder in Due Course Rule, and equivalent state laws, which make any holder of a consumer credit contract include the required notice and become subject to all claims and defenses that a borrower could assert against the seller of goods or services;

●	the CFPB’s Small Dollar Lending Rule, which requires disclosures related to payments and imposes other requirements for certain consumer loans;

●	the Electronic Fund Transfer Act and Regulation E promulgated thereunder, which provide disclosure requirements, guidelines, and restrictions on the electronic transfer of funds from consumers’ bank accounts;

●	the Electronic Signatures in Global and National Commerce Act and similar state laws, particularly the Uniform Electronic Transactions Act, which authorize the creation of legally binding and enforceable agreements utilizing electronic records and signatures, including applicable Canadian provincial and territorial e-commerce laws;

●	the Military Lending Act and similar state laws, which provide disclosure requirements, substantive conduct obligations, and prohibitions on certain behavior relating to loans made to covered borrowers, which include both servicemembers and their dependents;

●	the Servicemembers Civil Relief Act, which allows active duty military members to suspend or postpone certain civil obligations so that the military member can devote his or her full attention to military duties;

●	new requirements pursuant to the CARES Act, including requirements relating to collection and credit reporting, though many of the implementing regulations under the CARES Act have not yet been issued;

●	the GLBA, which includes limitations on use and disclosure of nonpublic personal information about a consumer by a financial institution; and

●	state privacy and data security laws including, but not limited to, the CCPA, as amended by the CPRA, and the Virginia CDPA which include limitations and requirements surrounding the use, disclosure, and other processing of certain personal information.

In Canada, the laws and regulations to which we are subject include:

●	the Canadian Personal Information Protection and Electronic Documents Act and equivalent provincial privacy laws in the provinces of Alberta, British Columbia and Quebec, each of which includes requirements surrounding the use, disclosure, and other processing of certain personal information about Canadian residents;

●	the Canadian Anti-Spam Law, which regulates the transmittal of commercial electronic messages;

●	Canada federal and provincial human rights legislation which prohibits discriminatory practices to deny, deny access to, or to differentiate adversely in relation to any individual in respect of the provision of services customarily available to the general public on the basis of a certain prohibited grounds of discrimination (including, but not limited to, race, national or ethnic origin, color, religion, age, sex, sexual orientation, gender identity or expression, marital status, family status, genetic characteristics, among others);

●	Canadian provincial consumer protection and cost of credit disclosure laws which include prohibition of late fees, limits on default charges, prohibition of unfair practices, as well as consumer contract disclosure and related process requirements, among other requirements;

●	Canadian sanctions laws and related regulations which impose economic or financial sanctions that are administered or enforced from time to time by the Canadian government and prohibit the provision of financial services to certain designated persons with whom dealings are generally prohibited;

●	Payments Canada Rule H1- Pre-Authorized Debit Rules in respect of the acceptance of payments from Canadian bank accounts; and

●	the Quebec Charter of French Language laws which regulates the language of communication in commerce and business and applies to entities carrying on business in Quebec.

While we have developed policies and procedures designed to assist in compliance with these consumer protection laws and regulations, no assurance is given that our compliance policies and procedures will be effective. Failure to comply with these laws and with regulatory requirements applicable to our business could render the loans we make to consumers void or unenforceable and subject us to damages, revocation of licenses, class action lawsuits, administrative enforcement actions, and civil and criminal liability, which may harm our business.

Litigation, regulatory actions, and compliance issues could subject us to fines, penalties, judgments, remediation costs, and requirements resulting in increased expenses.

Our business is subject to increased risks of litigation and regulatory actions as a result of a number of factors and from various sources, including as a result of the highly regulated nature of the financial services industry and the focus of state and federal enforcement agencies on the financial services industry in general and consumer financial services in particular.

In the ordinary course of business, we have been named as a defendant in various legal actions, including arbitrations and other litigation. From time to time, we may also be involved in, or the subject of, reviews, requests for information, investigations, and proceedings (both formal and informal) by state and federal governmental agencies, including banking regulators, the FTC, and the CFPB, regarding our business activities and our qualifications to conduct our business in certain jurisdictions, which could subject us to fines, penalties, obligations to change our business practices, and other requirements resulting in increased expenses and diminished earnings. Our involvement in any such matter also could cause harm to our reputation and divert management attention from the operation of our business, even if the matters are ultimately determined in our favor. Moreover, any settlement, or any consent order or adverse judgment, in connection with any formal or informal proceeding or investigation by a government agency, may prompt litigation or additional investigations or proceedings as other litigants or other government agencies begin independent reviews of the same or similar activities.

In addition, a number of participants in the consumer finance industry have been and are the subject of putative class action lawsuits; state attorney general actions and other state regulatory actions; federal regulatory enforcement actions, including actions relating to alleged UDAAP; violations of state licensing and lending laws, including state interest rate limits; actions alleging discrimination on the basis of race, ethnicity, gender, or other prohibited bases; and allegations of noncompliance with various state and federal laws and regulations relating to originating and servicing consumer finance loans. Recently, some of our competitors in the BNPL space are subject to ongoing class action litigation, including allegations of unfair business and deceptive practices, and we may become subject to similar types of litigation in the future. The current regulatory environment, increased regulatory compliance efforts, and enhanced regulatory enforcement have resulted in significant operational and compliance costs and may prevent us from providing certain products and services. There is no assurance that these regulatory matters or other factors will not, in the future, affect how we conduct our business and, in turn, have an adverse effect on our business. In particular, legal proceedings brought under state consumer protection statutes or under several of the various federal consumer financial services statutes subject to the jurisdiction of the CFPB and FTC may result in a separate fine for each violation of the statute, which, particularly in the case of class action lawsuits, could result in damages in excess of the amounts we earned from the underlying activities.

Stringent and changing laws and regulations relating to privacy and data protection could result in claims, harm our results of operations, financial condition, and prospects, or otherwise harm our business.

We are subject to a variety of laws, rules, directives, and regulations, as well as contractual obligations, relating to the processing of personal information, including personally identifiable information. The regulatory framework for privacy and data protection worldwide is rapidly evolving and, as a result, implementation standards and enforcement practices are likely to continue to evolve for the foreseeable future. Legislators and regulators are increasingly adopting or revising privacy and data protection laws, rules, directives, and regulations that could have a significant impact on our current and planned privacy and data protection-related practices; our processing of personal information; our current or planned business activities; and our ability to transfer data internationally. We also use artificial intelligence and machine learning (“AI/ML”), including for fraud detection and credit risk analysis. If the AI/ML models are incorrectly designed, the data we use to train them is incomplete, inadequate, or biased in some way, or we do not have sufficient rights to use the data on which our AI/ML models rely, the performance of our products, services, and business, as well as our reputation, could suffer or we could incur liability through the violation of laws, third-party privacy, or other rights, or contracts to which we are a party. In addition, future privacy and data protection laws, rules, directives, and regulations may complicate or limit efforts to use data in connection with AI/ML.

Compliance with current or future privacy and data protection laws (including those regarding security breach notification) affecting personal information to which we are subject could result in higher compliance and technology costs and could restrict our ability to provide certain products and services (such as products or services that involve us sharing personal information with third parties or storing personal information), which could materially and adversely affect our financial position and could reduce income from certain business initiatives.

We publicly post policies and documentation regarding our practices concerning the processing of personal information. This publication of our privacy policy and other documentation that provide information about our privacy and security practices is required by applicable law and can subject us to proceedings and actions brought by data protection authorities, government entities, or others (including, potentially, in class action proceedings brought by individuals) if our policies are alleged to be deceptive, unfair, or misrepresentative of our actual practices. Although we endeavor to comply with our published policies and documentation consistent with applicable law, we may at times fail to do so or be alleged to have failed to do so.

We are subject to the GLBA and implementing regulations and guidance thereunder, in addition to applicable privacy and data protection laws in the other jurisdictions in which we carry on business activities or process personal information. Among other things, the GLBA (i) imposes certain limitations on the ability to share consumers’ nonpublic personal information with nonaffiliated third parties; and (ii) requires certain disclosures to consumers about information collection, sharing, and security practices and their right to “opt out” of the institution’s disclosure of their nonpublic personal information to nonaffiliated third parties (with certain exceptions). Privacy requirements, including notice and opt out requirements, under the GLBA and the FCRA are enforced by the FTC and by the CFPB through UDAAP laws and regulations, and are a standard component of CFPB examinations. State entities also may initiate actions for alleged violations of privacy or security requirements under state UDAAP, financial privacy, security and other laws.

Furthermore, an increasing number of state, federal, and international jurisdictions have enacted, or are considering enacting, privacy laws, such as the CCPA, which became effective on January 1, 2020, and the GDPR, which regulates the collection and use of personal information of data subjects in the European Union and the EEA. The CCPA gives residents of California expanded rights to access and delete their personal information, opt out of certain types of personal information sharing, and receive detailed information about how their personal information is used. The CCPA also provides for civil penalties for violations and private rights of action for data breaches affecting personal information. Meanwhile, the GDPR provides data subjects with greater control over the processing of their personal information (such as the “right to be forgotten”) and has specific requirements relating to cross-border transfers of personal information to certain jurisdictions outside the EEA, including to the United States, with fines for noncompliance of up to the greater of 20 million euros or up to 4% of the annual global revenue of the noncompliant company. In addition, on November 3, 2020, California voters approved a new privacy law, the CPRA, which significantly modifies the CCPA, including by expanding consumers’ rights with respect to certain personal information and creating a new state agency to oversee implementation and enforcement efforts. Many of the CPRA’s provisions will become effective on January 1, 2023. Additionally, on March 2, 2021, the Virginia CDPA was signed into law. The CDPA becomes effective beginning January 1, 2023, and contains similar provisions to the CCPA and CPRA. Most states also have in place data security laws requiring companies to maintain certain safeguards with respect to the processing of personal information, and all states require companies to notify individuals or government regulators in the event of a data breach impacting such information. In addition, most industrialized countries have or are in the process of adopting similar data protection laws enforced through data protection authorities. The CCPA, CPRA, CDPA, GDPR, and any other applicable state, federal, and international privacy laws, may increase our compliance costs and potential liability and may inhibit our operations to the extent that such requirements do not allow international transfers of personal information or otherwise restrict our processing of personal information or the availability of personal information to us.

Our failure, or the failure of any third party with whom we conduct business, to comply with privacy and data protection laws could result in potentially significant regulatory investigations and government actions, litigations, fines, or sanctions, consumer, funding source, bank partner, or merchant actions, and damage to our reputation and brand, all of which could have a material adverse effect on our business. Complying with privacy and data protection laws and regulations may cause us to incur substantial operational costs or require us to change our business or privacy and security practices. We may not be successful in our efforts to achieve compliance either due to internal or external factors, such as resource allocation limitations or a lack of cooperation from third parties. We have in the past, and may in the future, receive complaints or notifications from third parties, including individuals, alleging that we have violated applicable privacy and data protection laws and regulations.

Non-compliance could result in proceedings against us by governmental entities, consumers, data subjects, or others. We may also experience difficulty retaining or obtaining new consumers in these jurisdictions due to the legal requirements, compliance cost, potential risk exposure, and uncertainty for these entities, and we may experience significantly increased liability with respect to these consumers pursuant to the terms set forth in our agreements with them.

As we continue to expand our operations internationally and develop new products and features, we may become subject to additional foreign privacy and data protection laws and regulations both in the United States and internationally, which may in some cases be more stringent than the requirements to which we are currently subject or which may inhibit international transfers of data. For example, as we continue to establish our presence in Brazil, we will need to comply with the Brazilian General Data Protection Law. Because the interpretation and application of many privacy and data protection laws are uncertain, it is possible that these laws may be interpreted and applied in a manner that is inconsistent with our existing data management practices or the features of our products and services. If so, in addition to the possibility of fines, lawsuits, regulatory investigations, and other claims and penalties, we could be required to change our business activities and practices or modify our products or services, any of which could have an adverse effect on our business. Any claims regarding our inability to adequately address privacy and data protection concerns, even if unfounded, or to comply with applicable privacy and data protection laws, regulations, contractual requirements, and policies, could result in additional cost and liability to us, damage our reputation, and adversely affect our business. Privacy and data protection concerns, whether valid or not, may inhibit market adoption of our products and services, particularly in certain industries and jurisdictions. If we are not able to quickly adjust to changing laws, regulations, and standards related to the internet, our business may be harmed.

If we were found to be operating without having obtained necessary state or local licenses, it could adversely affect our business, results of operations, financial condition, and prospects.

Certain states have adopted laws regulating and requiring licensing, registration, notice filing, or other approval by parties that engage in certain activity regarding consumer finance transactions. Furthermore, certain states and localities have also adopted laws requiring licensing, registration, notice filing, or other approval for consumer debt collection or servicing, and/or purchasing or selling consumer loans. The application of some consumer financial licensing laws to our platform and the related activities it performs is unclear. In addition, state licensing requirements may evolve over time. If we were found to be in violation of applicable state licensing requirements by a court or a state, federal, or local enforcement agency, or agree to resolve such concerns by voluntary agreement, we could be subject to or agree to pay fines, damages, injunctive relief (including required modification or discontinuation of our business in certain areas), criminal penalties, and other penalties or consequences, and the loans facilitated through our platform could be rendered void or unenforceable in whole or in part, any of which could have an adverse effect on the enforceability or collectability of the loans facilitated through our platform. In January 2020, we agreed to a consent order with the California Department of Business Oversight (now the California Department of Financial Protection and Innovation) for activities in the state that the Department viewed as requiring a lending license. Pursuant to the consent order, we agreed to pay $282,000 in customer restitution, pay a penalty of $28,200, and obtain a license in order to operate in the state (which we have since obtained). The fine and resources expanded to secure state licenses, including the California license, could negatively impact our primary focus of managing our business and operations.

If loans made by us under our state lending licenses are found to violate applicable state lending and other laws, it could adversely affect our business, results of operations, financial condition, and prospects.

We have obtained lending licenses in certain states such as California, North Dakota, South Dakota, Idaho, Montana and Missouri. The loans we may originate on our platform pursuant to these state licenses are subject to state licensing and interest rate restrictions, as well as numerous state requirements regarding consumer protection, interest rate, disclosure, prohibitions on certain activities, and loan term lengths. If the loans we originate pursuant to our state licenses were deemed subject to and in violation of certain state consumer finance or other laws, we could be subject to fines, damages, injunctive relief (including required modification or discontinuation of our business in certain areas), and other penalties or consequences, and the loans could be rendered void or unenforceable in whole or in part, any of which could have an adverse effect on our business, results of operations, financial condition, and prospects. In addition, we have applied for lending licenses in certain states such as Rhode Island and Louisiana and await a response on the securing of licenses in those states, and we cannot assure you that we will be successful in obtaining state licenses that are currently under review or in process, or that we have not yet been required to apply for.

Risks Related to Our Common Stock

Our existing major stockholders own a large percentage of our stock and can exert significant influence over us.

Our existing major stockholders, particularly Charlie Youakim and to a lesser extent, Paul Paradis, together hold 56.21% of our common stock outstanding as of May 31, 2021 (including shares represented by CDIs), and can exert significant influence over us, including in relation to the election of directors, the appointment of new management and the potential outcome of matters submitted to the vote of stockholders. As a result, other stockholders will have minimal control and influence over any matters submitted to our stockholders. There is a risk that the interests of these existing major stockholders may be different from those of other stockholders.

We are an “emerging growth company,” and the reduced U.S. public company reporting requirements applicable to emerging growth companies may make our common stock less attractive to investors.

We qualify as an “emerging growth company,” as defined in the JOBS Act. For so long as we remain an emerging growth company, we are permitted and plan to rely on exemptions from certain disclosure requirements that are applicable to other public companies that are not emerging growth companies. These provisions include, but are not limited to: being permitted to have only two years of audited financial statements and only two years of related management’s discussion and analysis of financial condition and results of operations disclosure; an exemption from compliance with the auditor attestation requirement in the assessment of our internal control over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act; not being required to comply with any requirement that may be adopted by the PCAOB regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements; reduced disclosure obligations regarding executive compensation arrangements in our periodic reports, registration statements and proxy statements; and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved by stockholders. In addition, the JOBS Act permits emerging growth companies to take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies. We intend to take advantage of the exemptions discussed above. As a result, the information we provide will be different than the information that is available with respect to other public companies. In this registration statement, we have not included all of the executive compensation-related information that would be required if we were not an emerging growth company. We cannot predict whether investors will find our common stock less attractive if we rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock, and the market price of our common stock may be more volatile.

We will remain an emerging growth company until the earliest of (i) the last day of our fiscal year following the fifth anniversary of the date of our first sale of our common stock pursuant to an effective registration statement under the Securities Act, (ii) the first fiscal year after our annual gross revenues exceed $1.07 billion, (iii) the date on which we have, during the immediately preceding three-year period, issued more than $1.00 billion in non-convertible debt securities or (iv) the end of any fiscal year in which the market value of our common stock held by non-affiliates exceeds $700 million as of the end of the second quarter of that fiscal year.

Our failure to timely file this registration statement could result in an SEC enforcement proceeding, which could materially and adversely affect our financial condition and results of operations.

As of December 31, 2019, we may have exceeded $10 million in total assets and 2,000 holders of record of our securities. Therefore, we were required to file this registration statement pursuant to Section 12(g) of the Exchange Act by April 29, 2020. However, we failed to file this registration statement on a timely basis. While we commenced preparation of this registration statement in June 2020, the filing of this registration statement was further delayed primarily as a result of delays in our ability to complete the audit of our financial statements in compliance with the auditing standards of the Public Company Accounting Oversight Board (PCAOB). Our failure to timely file our registration statement could subject us to a regulatory enforcement proceeding by the SEC, which could result in distractions of our management’s time and attention as well as monetary penalties. There can be no assurance that a regulatory enforcement proceeding, if commenced, would not have a material adverse effect on our financial condition or results of operations.

We will incur significant costs and are subject to additional regulations and requirements as a public company in both Australia and the United States, including compliance with the reporting requirements of the Exchange Act, the requirements of the Sarbanes-Oxley Act and the listing standards of ASX and any U.S. securities exchange on which our shares may become listed for trading. In addition, key members of our management team have limited experience managing a public company.

As a U.S. public company, we will incur significant legal, accounting and other expenses that are not incurred by companies listed solely on the ASX, including costs associated with U.S. public company reporting requirements. Compliance with these requirements will place a strain on our management, systems and resources. The Exchange Act will require us to file annual, quarterly and current reports with respect to our business and financial condition within specified time periods and to prepare a proxy statement with respect to our annual meeting of stockholders. We also have incurred and will continue to incur costs associated with the Sarbanes-Oxley Act and rules implemented by the SEC and the ASX. The Sarbanes-Oxley Act requires that we maintain effective disclosure controls and procedures, and internal controls over financial reporting. The ASX requires, and any U.S. securities exchange in which our shares may be listed for trading will require, that we comply with various corporate governance requirements. The expenses generally incurred by U.S. public companies for reporting and corporate governance purposes have been increasing. We expect these rules and regulations to increase our legal and financial compliance costs and to make some activities more time-consuming and costly, although we are currently unable to estimate these costs with any degree of certainty. These laws and regulations also could make it more difficult or costly for us to obtain certain types of insurance, including director and officer liability insurance, and we may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. These laws and regulations could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, on our board committees or as our executive officers. Advocacy efforts by stockholders and third parties may also prompt even more changes in governance and reporting requirements Furthermore, if we are unable to satisfy our obligations as a listed company, we could be subject to delisting of our common stock on the ASX or any U.S. securities exchange on which our shares may be listed for trading, fines, sanctions and other regulatory action and potentially civil litigation.

Many members of our management team have limited experience managing a publicly traded company, interacting with public company investors and complying with the increasingly complex laws pertaining to public companies. Our management team may not successfully or efficiently manage our transition to being a public company in the United States, being subject to significant regulatory oversight and reporting obligations under the federal securities laws and the continuous scrutiny of securities analysts and investors, as well as the interaction of such oversight and reporting obligations with those applicable under ASX listing and regulatory requirements. These new obligations and constituents may require us to employ additional specialized staff and seek advice from third party service provides. They will also require significant attention from our senior management and could divert their attention away from the day-to-day management of our business, which could adversely affect our business, results of operations and financial condition.

If we discover a material weakness in our internal control over financial reporting that we are unable to remedy or otherwise fail to maintain effective internal control over financial reporting or disclosure controls and procedures, our ability to report our financial results on a timely and accurate basis may be adversely affected.

We are required to comply with the SEC’s rules implementing Sections 302 and 404 of the Sarbanes-Oxley Act, which require management to certify financial and other information in our quarterly and annual reports and provide an annual management report on the effectiveness of internal controls over financial reporting. Although we will be required to disclose changes made in our internal controls and procedures on a quarterly basis, we will not be required to make our first annual assessment of our internal control over financial reporting pursuant to Section 404 until the year following our first annual report required to be filed with the SEC. As an emerging growth company, our independent registered public accounting firm will not be required to formally attest to the effectiveness of our internal control over financial reporting pursuant to Section 404(b) until the later of (i) the year following our first annual report required to be filed with the SEC or (ii) the date we are no longer an emerging growth company. At such time, our independent registered public accounting firm may issue a report that is adverse in the event it is not satisfied with the level at which our controls are documented, designed or operating.

To comply with the requirements of being a U.S. public company, we have undertaken various actions, and will need to take additional actions, such as implementing numerous internal controls and procedures and hiring additional accounting or internal audit staff or consultants. Testing and maintaining internal control can divert our management’s attention from other matters that are important to the operation of our business. Additionally, when evaluating our internal control over financial reporting, we may identify material weaknesses that we may not be able to remediate in time to meet the applicable deadline imposed upon us for compliance with the requirements of Section 404.

During the quarter ended June 30, 2021, management identified certain deficiencies in the design and implementation of our disclosure controls and procedures. The deficiencies primarily relate to inadequate design of information technology general and application controls that prevent the information system from providing complete and accurate information consistent with financial reporting objectives and current needs. These deficiencies mean that it is possible that our business process controls that depend on data and information from the affected information technology systems could be adversely affected. Because of the deficiencies in our reporting system, our Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures were not effective as of June 30, 2021. In addition to the foregoing, subsequent testing by us or our independent registered public accounting firm, which has not performed an audit of our internal control over financial reporting, may reveal additional deficiencies in our internal control over financial reporting that are deemed to be material weaknesses.

To comply with Section 404, we expect to incur substantial cost, expend significant management time on compliance-related issues and hire additional accounting, financial, and internal audit staff with appropriate public company experience and technical accounting knowledge. Moreover, if we are not able to comply with the requirements of Section 404 in a timely manner, if we or our independent registered public accounting firm identify continued deficiencies in our disclosure controls and procedures, or deficiencies in our internal control over financial reporting that are deemed to be material weaknesses, or if our independent registered public accounting firm is unable to express an opinion as to the effectiveness of our internal control over financial reporting once we are no longer an emerging growth company, investors may lose confidence in the accuracy and completeness of our financial reports and the market price of our common stock could be negatively affected. We could also become subject to investigations by the SEC, the Australian Securities and Investments Commission, the ASX, and other regulatory authorities, which could require additional financial and management resources. In addition, if we fail to remedy any material weakness, our financial statements could be inaccurate and we could face restricted access to capital markets.

The different characteristics of the capital markets in Australia and the United States may negatively affect the trading prices of our CDIs and common stock, and may limit our ability to take certain actions typically performed by a U.S. company.

We are subject to ASX listing and associated Australian regulatory requirements, and may determine to concurrently list our shares on a U.S. securities exchange as well, which will have its own listing and regulatory requirements. Such exchanges will have different trading hours, trading characteristics (including trading volume and liquidity), trading and listing rules, and investor bases (including different levels of retail and institutional participation). As a result of these differences, the trading prices of our CDIs and our common stock may not be the same, even allowing for currency differences. Fluctuations in the price of our common stock due to circumstances peculiar to the U.S. capital markets could materially and adversely affect the price of the CDIs, or vice versa. Certain events having significant negative impact specifically on the Australian capital markets may result in a decline in the trading price of our CDIs notwithstanding that such event may not impact the trading prices of securities listed in Australia generally or to the same extent, or vice versa.

In addition, the listing and regulatory requirements of the ASX may limit our ability to take certain actions typically performed by a U.S. company. For example, ASX listing rules generally require stockholder approval for new share issuances in excess of 15% of the outstanding share capital. Failure to obtain this approval may make it more difficult for us to issue equity securities in the future at a time and at a price that we deem appropriate. ASX rules also require stockholder approval for the granting of options and restricted stock units to our directors, even when the underlying equity incentive plan has already been approved. This creates a risk that, if stockholders do not approve the grants, our directors will not receive their expected amount of equity compensation. This may make it more difficult for us to attract and retain directors, which could have a material adverse effect on our business, results of operations, financial condition, and prospects.

Further, ASX listing rules prohibit us from buying back shares of stock at a price which is 5% or more above the volume weighted average market price of our common stock, calculated over the last five days on which sales of the shares were recorded before the day on which the purchase under the buy-back was made, which, as a result, may make it more difficult to repurchase our common stock. In addition, should we wish to undertake a buy-back, the ASX may impose further requirements on us as if we were subject to the Australian Corporations Act of 2001 (Commonwealth of Australia (“Corporations Act”)), which may include the need to obtain shareholder approval to do so.

Lastly, the ASX listing rules generally prohibit the issuance of equity securities by a company without shareholder approval during the three-month period after it learns that a person is making, or proposes to make, a takeover for its securities. As a result, if a hostile takeover bid is made in respect of our CDIs or common stock, the ASX listing rules may limit our ability to issue equity securities, either as a counter-measure to the takeover bid or to fund operations.

Our common stock may trade on more than one stock exchange and this may result in price variations between the markets and volatility in our stock price.

Our CDIs are currently listed on the ASX and we may list our common stock on a U.S. securities exchange in the future. Trading in our common stock therefore may take place in different currencies (U.S. dollars on the U.S. securities exchange and Australian dollars on the ASX), and at different times (resulting from different time zones, different trading days and different public holidays in the United States and Australia). The trading prices of our CDIs and our common stock on two markets may differ as a result of these, or other, factors. Any decrease in the price of our CDIs or common stock on either market could cause a decrease in the trading prices of our CDIs or our common stock on the other market. In addition, investors may seek to profit by exploiting the difference, if any, between the price of our CDIs on the ASX and the price of shares of our common stock on a U.S. securities exchange. Such arbitrage activities could cause our share price in the market with the higher value to decrease to the price set by the market with the lower value and could also lead to significant volatility in the price of our common stock.

If we are not able to maintain sufficient cash funds, we may cease trading on the ASX.

If we are not able to maintain sufficient funds to fund our activities or if ASX considers that our financial position is not adequate to warrant the continued quotation of our CDIs on ASX, ASX may suspend our CDIs from quotation. This would limit our liquidity and, in particular, could harm the ability of CDI holders to liquidate their position in our company. In addition, the value of our company could decline if we are not able to maintain our listing on ASX.

Some provisions of our charter documents may have anti-takeover effects that could discourage an acquisition of us by others, even if an acquisition would be beneficial to our stockholders, and may prevent attempts by our stockholders to replace or remove our current management.

Provisions in our Fourth Amended and Restated Certificate of Incorporation (the “Amended Charter”) and our Third Amended and Restated Bylaws (“Amended Bylaws”) could make it more difficult for a third party to acquire us or increase the cost of acquiring us, even if doing so would benefit our stockholders, including transactions in which stockholders might otherwise receive a premium for their shares. These provisions include:

●	advance notice procedures apply for stockholders to nominate candidates for election as directors or to bring matters before an annual meeting of stockholders;

●	our stockholders will only be able to take action at a meeting of stockholders and not by written consent;

●	only our chairman of the board of directors, our chief executive officer, our president, or a majority of the board of directors are authorized to call a special meeting of stockholders;

●	no provision in our Amended Charter or Amended Bylaws provides for cumulative voting, which limits the ability of minority stockholders to elect director candidates;

●	our Amended Charter authorizes undesignated preferred stock, the terms of which may be established and shares of which may be issued, without the approval of the holders of our capital stock; and

●	certain litigation against us can only be brought in Delaware.

These anti-takeover defenses could discourage, delay or prevent a transaction involving a change in control of our company. These provisions could also discourage proxy contests and make it more difficult for you and other stockholders to elect directors of your choosing and cause us to take corporate actions other than those you desire. See “Item 11. Description of Registrant’s Securities To Be Registered.”

Our Amended Charter designates the Court of Chancery of the State of Delaware as the exclusive forum for substantially all disputes between us and our stockholders and the federal district courts as the exclusive forum for Securities Act claims, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us.

Our Amended Charter provides that the Court of Chancery of the State of Delaware will be the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed to us or our stockholders by any of our directors, officers, employees or stockholders, (iii) any action asserting a claim against us arising under the Delaware General Corporation Law (“DGCL”), our Amended Charter or our Amended Bylaws, (iv) any action to interpret, apply, enforce, or determine the validity of our Amended Charter or our Amended Bylaws, (v) any action governed by the internal affairs doctrine; provided that, the exclusive forum provision will not apply to suits brought to enforce any liability or duty created by the Exchange Act, or to any claim for which the federal courts have exclusive jurisdiction. Our Amended Charter also provides that, unless we consent in writing to the selection of an alternative forum, the U.S. federal district courts shall be the exclusive forum for the resolution of any claims arising under the Securities Act. Under the Securities Act, federal and state courts have concurrent jurisdiction over all suits brought to enforce any duty or liability created by the Securities Act, and investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. Accordingly, there is uncertainty as to whether a court would enforce such a forum selection provision as written in connection with claims arising under the Securities Act. By becoming a stockholder in our company, you will be deemed to have notice of and have consented to the provisions of our Amended Charter related to choice of forum. The choice of forum provisions in our Amended Charter may limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or may make such lawsuits more costly for stockholders. Additionally, the enforceability of choice of forum provisions in other companies’ governing documents has been challenged in legal proceedings, and it is possible that, in connection with any applicable action brought against us, a court could find the choice of forum provisions contained in our Amended Charter to be inapplicable or unenforceable in such action. If so, we may incur additional costs associated with resolving such action in other jurisdictions, which could harm our business, results of operations, and financial condition.

We do not currently expect to pay any cash dividends.

We do not currently expect to pay any cash dividends on our common stock for the foreseeable future. Instead, we intend to retain future earnings, if any, for the future operation and expansion of our business. Any determination to pay dividends in the future will be at the discretion of our board of directors and will depend on our results of operations (including our ability to generate cash flow in excess of expenses and our expected or actual net income), liquidity, cash requirements, financial condition, retained earnings and collateral and capital requirements, general business conditions, contractual restrictions, legal, tax and regulatory limitations, the effect of a dividend or dividends upon our financial strength ratings, and other factors that our board of directors deems relevant. See “Item 9. Market Price And Dividends On The Registrant’s Common Equity And Related Stockholder Matters — Dividend Policy.”

Risks Related to Our Existence as a Public Benefit Corporation and a Certified B Corporation

We operate as a Delaware public benefit corporation. As a public benefit corporation, we cannot provide any assurance that we will achieve our public benefit purpose.

As a public benefit corporation, we are required to produce a public benefit or benefits and to operate in a responsible and sustainable manner, balancing our stockholders’ pecuniary interests, the best interests of those materially affected by our conduct, and the public benefit or benefits identified by our Amended Charter. There is no assurance that we will achieve our public benefit purpose or that the expected positive impact from being a public benefit corporation will be realized, which could have a material adverse effect on our reputation, which in turn may have a material adverse effect on our business, results of operations and financial condition. See “Item 11. Description of Registrant’s Securities To Be Registered — Public Benefit Corporation Status.”

As a public benefit corporation, we are required to publicly disclose a report at least biennially on our overall public benefit performance and on our assessment of our success in achieving our specific public benefit purpose. As we changed our Company charter to become a public benefit corporation in June 2020, we have not yet produced such a report. If we are not timely or are unable to provide this report, or if the report is not viewed favorably by our investors, parties doing business with us or regulators or others reviewing our credentials, our reputation and status as a public benefit corporation may be harmed.

As a public benefit corporation, our focus on a specific public benefit purpose and producing a positive effect for society may negatively impact our financial condition.

Unlike traditional corporations, which have a fiduciary duty to focus exclusively on maximizing stockholder value, our directors have a fiduciary duty to consider not only the stockholders’ interests, but also our specific public benefit and the interests of other stakeholders affected by our actions. See “Item 11. Description of Registrant’s Securities To Be Registered — Public Benefit Corporation Status.” Therefore, we may take actions that we believe will be in the best interests of those stakeholders materially affected by our specific benefit purpose, even if those actions do not maximize our financial results, and we may be restricted from pursuing certain growth opportunities to the extent not consistent with our public benefit corporation (or B Corporation) status. While we intend for this public benefit designation and obligation to provide an overall net benefit to us and our customers, it could instead cause us to make decisions and take actions without seeking to maximize the income generated from our business, and hence available for distribution to our stockholders. Our pursuit of longer-term or non-pecuniary benefits may not materialize within the timeframe we expect, or at all, yet may have an immediate negative effect on any amounts available for distribution to our stockholders. Accordingly, being a public benefit corporation and complying with our related obligations could have a material adverse effect on our business, results of operations and financial condition. To the extent the market ties our stock price to the results of our business, operations and financial results, such material adverse effects would likely cause our stock price to decline.

As a public benefit corporation, we may be less attractive as a takeover target than a traditional company because our directors have a fiduciary duty to consider not only the stockholders’ financial interests, but also our specific public benefit and the interests of other stakeholders affected by our actions and, therefore, our stockholders’ ability to realize a return on their investments through an acquisition may be limited. Additionally, public benefit corporations may also not be attractive targets for activists or hedge fund investors because new directors would still have to consider and give appropriate weight to the public benefit along with shareholder value, and stockholders committed to the public benefit can enforce this through derivative suits. Further, by requiring that board of directors of public benefit corporations consider additional constituencies other than maximizing shareholder value, Delaware public benefit corporation law could potentially make it easier for a board to reject a hostile bid, even where the takeover would provide the greatest short-term financial yield to investors.

Our directors have a fiduciary duty to consider not only our stockholders’ interests, but also our specific public benefit and the interests of other stakeholders affected by our actions. If a conflict between such interests arises, there is no guarantee such a conflict would be resolved in favor of our stockholders.

While directors of traditional corporations are required to make decisions they believe to be in the best interests of their stockholders, directors of a public benefit corporation have a fiduciary duty to consider not only the stockholders’ interests, but also the company’s specific public benefit and the interests of other stakeholders affected by the company’s actions. Under Delaware law, directors are shielded from liability for breach of these obligations if they make informed and disinterested decisions that serve a rational purpose. Thus, unlike traditional corporations which must focus exclusively on stockholder value, our directors are not merely permitted, but obligated, to consider our specific public benefit and the interests of other stakeholders. See “Item 11. Description of Registrant’s Securities To Be Registered — Public Benefit Corporation Status.” In the event of a conflict between the interests of our stockholders and the interests of our specific public benefit or our other stakeholders, our directors must only make informed and disinterested decisions that serve a rational purpose; thus, there is no guarantee such a conflict would be resolved in favor of our stockholders, which could have a material adverse effect on our business, results of operations and financial condition, which in turn could cause our stock price to decline.

As a Delaware public benefit corporation, we may be subject to increased derivative litigation concerning our duty to balance stockholder and public benefit interest, the occurrence of which may have an adverse impact on our financial condition and results of operations.

Stockholders of a Delaware public benefit corporation (if they, individually or collectively, own at least two percent of the company’s outstanding shares) are entitled to file a derivative lawsuit claiming the directors failed to balance stockholder and public benefit interests. This potential liability does not exist for traditional corporations. Therefore, we may be subject to the possibility of increased derivative litigation, which would require the attention our management, and, as a result, may adversely impact our management’s ability to effectively execute our strategy. Additionally, any such derivative litigation may be costly, which may have an adverse impact on our financial condition and results of operations.

If we lose our certification as a B Corporation or our publicly reported B Corporation score declines, our reputation could be harmed and our business could be adversely affected.

Our business model and brand could be harmed if we were to lose our certification as a B Corporation or if state or federal regulators impede or otherwise delay or restrict our ability to make charitable contributions. Certified B Corporation status is a certification by a third-party, B Lab, which requires us to consider the impact of our decisions on our workers, customers, suppliers, community and the environment. We believe that certified B Corporation status has allowed us to build credibility and trust among our customers. Whether due to our choice or our failure to meet B Lab’s certification requirements or our failure to satisfy the re-certification requirements when applying for renewal every three years, any change in our status could create a perception that we are more focused on financial performance and no longer as committed to the values shared by certified B Corporation. Further, once certified, we must publish our assessment score on our website. Our reputation could be harmed if our publicly reported B Corporation score declines and there is a perception that we are no longer committed to the certified B Corporation standards. Similarly, our reputation could be harmed if we take actions that are perceived to be misaligned with B Lab’s values. See “Item 1. Business — Organizational Structure.”

ITEM 2. FINANCIAL INFORMATION.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read together with our consolidated financial statements and related notes appearing elsewhere in this registration statement. This discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions. You should review the “Special Note Regarding Forward-Looking Statements” and “Risk Factors” sections of this registration statement for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements described in the following discussion and analysis. You should also review our audited and unaudited consolidated financial statements and notes thereto included elsewhere in this registration statement.

Overview

We are a purpose-driven payments company that is on a mission to financially empower the next generation. Launched in 2017, we have built a digital payments platform that allows merchants to offer their consumers a flexible alternative to traditional credit. As of June 30, 2021, our platform has supported the business growth of over 40,000 Active Merchants while serving approximately 2.9 million Active Consumers. Through our payments products we aim to enable consumers to take control over their spending, be more responsible, and gain access to financial freedom. Our vision is to create a digital ecosystem benefiting all of our stakeholders - merchant partners, consumers, employees, communities and investors - while continuing to drive ethical growth.

The Sezzle Platform connects consumers with merchants via our core proprietary, digital payments platform that instantly extends credit at the point-of-sale. Our core product is differentiated from traditional lenders through our credit-and-capital-light approach, and we believe that it is mutually beneficial for our merchants and consumers given the network effects inherent in our platform. We enable consumers to acquire merchandise upfront and spread payments over four equal, interest-free installments over six weeks. We realize high repeat usage rates by many of our consumers, with the top 10% of our consumers measured by UMS transacting an average of 49 times per year based on the transaction activity during the twelve months ended June 30, 2021, although historical transaction activity is not an indication of future results.

Our core product offering is completely free for consumers who pay on time; instead, we generate a substantial majority of our revenues by charging our merchants fees in the form of a Merchant Discount Rate. We recently launched Sezzle Up, an upgraded version of the core Sezzle experience which provides a credit-building solution for new-to-credit consumers, helping consumers adopt credit responsibly and build their credit history. We have also expanded our product suite to provide consumers of participating merchants with access to a long-term installment lending option through a partnership.

A critical component of our business model is the ability to effectively manage the repayment risk inherent in allowing consumers to pay over time. To that end, a team of Sezzle engineers and risk specialists oversee our proprietary systems, identify transactions with elevated risk of fraud, assess the credit risk of the consumer and assign spending limits, and manage the ultimate receipt of funds. We believe these systems have allowed us to maintain an approximately 90% order approval rate in our core product as of June 30, 2021. Further, we believe repayment risk is more limited relative to other traditional forms of unsecured consumer credit because consumers primarily settle 25% of the purchase value upfront. Additionally, ongoing user interactions allow us to continuously refine and enhance the effectiveness of these platform tools through machine learning.

Factors affecting results of operations

We have set out below a discussion of the key factors that have affected our financial performance and that are expected to impact our performance going forward.

Adoption of the Sezzle Platform

Our ability to profitably scale our business is reliant on adoption of the Sezzle Platform by both consumers and merchants. Changes in our Active Merchant and Active Consumer bases (as such terms are defined below) have had, and will continue to have, an impact on our results of operations. It is costly for us to recruit (and in some cases retain) Active Merchants. Turnover in our merchant base could result in higher than anticipated over-head costs.

We believe that we have built a sustainable, transparent business model in which our success is aligned with the financial success of our merchants and consumers. We earn fees from our merchants predominately based on a percentage of the UMS value plus a fixed fee per transaction, or the Merchant Discount Rate. We pay our merchants for transaction value upfront net of the merchant fees owed to us and assume all costs associated with the consumer payment processing, fraud and payment default. Merchant-related fees comprised approximately 83% of our Total Income for the quarter ended June 30, 2021. In respect of our long-term financing product, where we take no balance sheet or credit risk, we charge a fee to our financial partner, which is a fixed percentage of UMS. We also share a fixed percentage of the Merchant Discount Rate with our financial partner. Our financial partner earns interest from consumers through this product, but we do not earn any interest nor take any risk on the loan.

Growth and Diversification of Merchants offered on the Sezzle Platform

We depend on continued relationships with our current merchants or merchant partners and on the acquisition of new merchants to maintain and grow our business. We added approximately 6,200 Active Merchants during the quarter ended June 30, 2021, exceeding 40,000 Active Merchants on the platform at the end of the same period and an increase of over 30,000 Active Merchants compared to the year ended December 31, 2019. Although for the quarter ended June 30, 2021, we did not depend on any one merchant for more than 8.0% of Sezzle Income, our business is still at a relatively early stage and our merchant revenue is not as diversified as it might be for a more mature business.

Our integration into scaled e-commerce platforms is expected to give more merchants the opportunity to offer Sezzle as a payment option at checkout, while our partnerships with larger retailers such as Target will familiarize more consumers with the Sezzle Platform.

In addition, investment in sales, co-marketing, and offering of competitively priced merchant fee rates and incentives are critical for us to onboard new and retain existing merchants and grow utilization of the Sezzle Platform. We currently provide our merchants with a toolkit to grow their businesses. Our merchants gain access to our marketing efforts that begin with a launch campaign to introduce new brands to Sezzle consumers. We face intense competitive pressure to bring new larger merchants on to our platform. In order to stay competitive, we have and may continue to need to adjust our pricing or offer incentives to larger merchants to increase payments volume. These pricing structures with merchants include up-front cash payments, fee discounts, rebates, credits, performance-based incentives, marketing, and other support payments that impact our revenues and profitability. We expect to continue to incur substantial costs to acquire these larger merchants. Certain agreements contain provisions that may require us to make payments to certain of our merchants and are contingent on us and/or the merchant meeting specified criteria, such as achieving volume targets and implementation benchmarks. If we are not able to increase our volumes as predicted, the financial impact of these incentives, fee discounts, and rebates, these arrangements with certain merchants will impact our results of operations and financial performance.

There is a risk that we may lose merchants for a variety of reasons, including a failure to meet key contractual or commercial requirements, or merchants shifting to other service providers, including competitors or in-house offerings. We also face the risk that our key partners could become competitors of our business if such partners are able to determine how we have designed and implemented our model to provide our services.

New Products

Our expanding product suite enables us to further promote our mission of financial empowerment, and the adoption of these products by our consumers is expected to drive operating and financial performance. In partnership with TransUnion, we engineered Sezzle Up, an upgraded version of the core Sezzle experience that supports consumers in building their credit scores by permitting us to report their payment histories to credit bureaus. As these consumers pay on time, their credit scores and spending limits on the Sezzle Platform can increase, which is likely to result in larger purchases that will generate an increase in merchant fees. Other parts of our product suite and proprietary merchant interface are specifically designed to streamline the merchant experience. For example, we believe that our Sezzle Virtual Card bolsters our omnichannel offering and provides a rapid-installation, point-of-sale option for brick-and-mortar retailers through its compatibility with Apple Pay and Google Pay. With the Sezzle Virtual Card, consumers can enjoy in-store shopping with the convenience of immediately tapping into the Sezzle Platform with the “swipe” of their virtual card at the point-of-sale. In addition, we recently partnered with Ally Financial to offer consumers at participating merchants monthly fixed-rate installment-loan products that extend up to 60 months, which will support consumer purchases for big ticket items at such merchants, and those transactions earn us a fee from Ally Financial. We continue to seek out new partners to adopt our existing products and strategize on new products to complement our platform and core products, which we believe will have an impact on continued growth of our business.

Growth of our Consumer Base

To continue to grow our business, we need to maintain and increase our existing Active Consumer base and introduce new consumers to our platform. We rely heavily on our growing merchant base to offer our core product to new consumers at the point of sale for online transactions. We have developed new offerings such as Sezzle Spend to enable our merchants to offer rewards and promotions to new consumers. We have consistently added Active Consumers each quarter since our inception, while the number of transactions per Active Consumer has typically increased each quarter as well. We added approximately 250,000 Active Consumers during the quarter ended June 30, 2021, serving approximately 2.9 million Active Consumers on the platform at the end of the same period. In addition, we realize high repeat usage rates as a result of our differentiated offering, with the top 10% of our consumers measured by UMS transacting 49 times per year based on transaction activity during the rolling twelve months ended June 30, 2021, although historical transaction activity is not an indication of future results.

Managing Credit Risk

A critical component of our business model is the ability to effectively manage the repayment risk inherent in allowing consumers to pay over time. To that end, a team of Sezzle engineers and risk specialists oversee our proprietary systems, identify transactions with elevated risk of fraud, assess the credit risk of the consumer and assign spending limits, and manage the ultimate receipt of funds. Because consumers primarily settle 25% of the purchase value upfront at the point of sale, we believe repayment risk is more limited relative to other traditional forms of unsecured consumer credit. Further, ongoing user interactions allow us to continuously refine and enhance the effectiveness of these platform tools through machine learning.

We absorb the costs of all uncollectible receivables from our consumers. The provision for uncollectible accounts is a major component of our operating expenses, and excessive exposure to consumer repayment failure may impact our results of operations. We believe our systems and processes are highly effective and allow for predominantly accurate, real-time decisions in connection with the consumer transaction approval process. As our consumer base grows, the availability of data on consumer repayment behavior will also better optimize our systems and ability to make real-time consumers repayment capability decisions on a go forward basis. Optimizing repayment capacity decisions of our current and future consumer base may reduce our provision for uncollectible accounts and related charge-offs by providing optimal credit limits to qualified consumers.

Maintaining our Capital-Light Strategy

Maintaining our funding strategy and our low cost of capital is important to our ability to grow our business. We have created an efficient funding strategy which, in our view, has allowed us to scale our business and drive rapid growth. The speed with which we are able to recycle capital due to the short-term nature of our products has a multiplier effect on our committed capital.

Our funding helps drive our low cost of capital. We rely on more efficient revolving credit facilities with high advance rates to fund our receivables over time and also use merchant account payables as an alternative low-cost funding source.

General Economic Conditions and Regulatory Climate

Our business depends on consumers transacting with merchants, which in turn can be affected by changes in general economic conditions. For example, the retail sector is affected by such macro-economic conditions as unemployment, interest rates, consumer confidence, economic recessions, downturns or extended periods of uncertainty or volatility, all of which may influence customer spending, and suppliers’ retailers’ focus and investment in outsourcing solutions. This may subsequently impact our ability to generate income. Additionally, in weaker economic environments, consumers may have less disposable income to spend and so may be less likely to purchase products by utilizing our services and bad debts may increase as a result of consumers’ failure to repay the loans originated on the Sezzle Platform. Our industry is also impacted by numerous consumer finance and protection regulations, both domestic and international, and the prospects of new regulations, and the cost to comply with such regulations, have an ongoing impact on our results of operations and financial performance.

International Growth Plans

In addition to our continued investment in the United States, global expansion remains a priority for us. We launched operations in Canada in 2019, commenced operations in India and certain countries in Europe in 2020, and are currently in the early stages of expansion into Brazil. We expect to extend our platform into attractive new geographies that are ripe for adoption of our product offering. Thus far, we have focused on entering new markets organically rather than through acquisitions. In Canada, we have grown our presence to 193,204 Active Consumers and 8,495 Active Merchants since our entry in November, 2019. In India, we have grown our presence to 73,534 Active Consumers and 625 Active Merchants since our entry in August, 2020. We have just begun our corporate expansion efforts in select countries in Europe and currently have 5,012 Active Consumers and 64 Active Merchants in such regions. Our approach involves identifying a strong, local entrepreneurial team to lead our expansion, while keeping an eye on local regulations and our corporate values. While each market is unique, we select markets that meet our criteria for digital consumer sales and receptivity to a BNPL product. There can be no assurance that penetration in our new markets will grow as quickly as it has in the United States or Canada, or at all, and we may be required to expend significant additional capital to implement our international expansion plans.

Seasonality

We experience seasonality as a result of spending patterns of our Active Consumers. Sezzle Income and UMS in the fourth quarter have historically been strongest for us, in line with consumer spending habits during the holiday shopping season, which has typically been accompanied by increased charge-offs when compared to the prior three quarters. This is most evident in merchant fees as these are recognized when the terms of the executed merchant agreement have been fulfilled and the merchant successfully confirms the transaction.

Impact of COVID-19

The COVID-19 pandemic has had, and continues to have, a significant impact on the U.S. economy and the markets in which we operate. We believe that our performance during this period demonstrates the value and effectiveness of our platform, the resilience of our business model, and the capabilities of our risk management and underwriting approach.

Throughout 2020 our collections of consumer notes receivable improved. While this improvement was primarily driven by improvements in our consumer underwriting process, consumers also had improved ability for payment as a result of stimulus offered through the CARES Act. During 2020, we also enacted an expansion of fee forgiveness and payment flexibility programs offered to consumers as a response to the COVID-19 pandemic. We also expect that certain of the COVID-19 related sector trends underlying our performance may not continue at current levels.

In March 2020, we also rolled out a work-from-home program for our employees. In addition, we implemented restrictions in travel and attendance of group events, including industry-related conferences. These COVID-19 related measures resulted in lower than anticipated operating expenses. We expect future selling, general, and administrative expenses to continue to increase as a result of planned efforts to begin working from the office under a hybrid part-time in person model. We also anticipate incurring additional travel related expenses for our sales and marketing teams in 2021 and future periods.

Key Operating Metrics

Underlying Merchant Sales

UMS is defined as the total value of sales made by merchants based on the purchase price of each confirmed sale where a consumer has selected the Sezzle Platform as the applicable payment option. UMS does not represent revenue earned by us and UMS is not a component of our income or included within our financial results prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”). However, we believe that UMS is a useful operating metric to both us and our investors in assessing the volume of transactions that take place on the Sezzle Platform, which is an indicator of the success of our merchants and the strength of the Sezzle Platform. For the quarters ended June 30, 2021 and 2020, UMS totaled $411.1 million and $188.0 million, respectively, representing an approximately 119% increase year over year. For the year ended December 31, 2020, UMS totaled $856.4 million compared to $244.1 million in the prior comparative period, representing an increase of 251% year over year. The growth in UMS was driven by our continued improvements in growing our Active Merchant and Active Consumer base, year over year.

Active Merchants and Active Consumers

Active Merchants is defined as merchants who have had transactions with us in the last twelve months. As of June 30, 2021, we had 40,200 Active Merchants, an increase of approximately 51% compared to the 26,690 Active Merchants as of December 31, 2020, which was an increase of 167% compared to the 10,010 Active Merchants as of December 31, 2019. There is no minimum required number of transactions to meet the Active Merchant criteria.

Active Consumers is defined as unique end users who have used the Sezzle Platform within the last twelve months. Active Consumers increased approximately 29% to 2,883,825 as of June 30, 2021, compared to 2,231,089 Active Consumers as of December 31, 2020, which was an increase of 144% compared to the 914,886 Active Consumers as of December 31, 2019.

Components of Results of Operations

Total Income

We refer to our primary component of total income as “Sezzle Income”. Sezzle Income is comprised primarily from fees paid by merchants in exchange for our payment processing services. These fees are applied to the underlying sales to consumers passing through our platform and are predominantly based on a percentage of the consumer order value plus a fixed fee per transaction. Consumer installment payment plans typically consist of four installments, with the first payment of 25% of the consumer order value made at the time of purchase and subsequent payments coming due every two weeks thereafter. Additionally, consumers may reschedule their initial installment plan by delaying payment for up to two weeks, for which we generally earn a rescheduled payment fee. The total of merchant fees and rescheduled payment fees, less note origination costs, are collectively referred to as Sezzle Income within the consolidated statements of operations and comprehensive loss.

	For the three months ended		For the six months ended
Component	June 30, 2021	June 30, 2020	June 30, 2021	June 30, 2020
Merchant fees	23,392,299	10,597,971	$44,828,393	$17,443,682
Consumer reschedule fees	917,402	362,744	1,918,327	777,083
Direct note origination costs	(160,644)	(111,799)	(345,274)	(333,648)
Sezzle income	$24,149,057	$10,848,916	$46,401,446	$17,887,117

The breakout of Sezzle income for the years ended December 31, 2020 and 2019 is as follows:

 `

	For the years ended
Component	December 31, 2020	December 31, 2019
Merchant fees	$47,745,048	$12,969,497
Consumer reschedule fees	2,512,470	875,133
Direct note origination costs	(598,476)	(525,412)
Sezzle income	$49,659,042	$13,319,218

Note origination costs are defined as underwriting costs incurred that result in a successful transaction with the consumer. Underwriting costs are comprised of expenses incurred to obtain consumer credit history, which is purchased from a third party credit bureau. Sezzle Income is then recognized over the average duration of the note using the effective interest rate method.

We also earn income from consumers in the form of account reactivation fees, recorded within “Account reactivation fee income” (a component of Total Income) on the consolidated statements of operations and comprehensive loss. When a consumer’s payment fails in the automated payment process the consumer must pay a fee, which we refer to as an Account Reactivation Fee, before the consumer is able to use the Sezzle Platform again. We allow, at a minimum and subject to state jurisdiction regulation, a 48-hour waiver period where fees are dismissed if the installment is paid by the consumer. Account reactivation fees are recognized at the time the fee is charged to the consumer, less an allowance for uncollectible amounts.

Personnel

Personnel primarily comprises all wages and salaries paid to employees, contractor payments, employer-paid payroll taxes and employee benefits, and stock and incentive–based compensation.

Transaction Expense

Transaction expense primarily comprises processing fees paid to third parties to process debit, credit and ACH payments received from consumers, merchant affiliate program and partnership fees, and consumer communication costs. We incur merchant affiliate program and partnership fees when consumers make purchases with merchants who either were referred by another merchant or are associated with partner platforms with which we have a contractual agreement. We incur customer communication costs when we notify the consumer about the transaction status and upcoming payments. Communications are primarily made via text message directly to the consumer.

Third-Party Technology and Data

Third-party technology and data primarily comprises costs related to fraud prevention, other cloud-based computing services, and costs of failed loan applications. Underwriting costs incurred that result in successfully originated loans are an element of Sezzle Income and recognized as a reduction of the overall income, and therefore these costs are not included in third-party technology and data.

Marketing, Advertising, and Tradeshows

Marketing, advertising, and tradeshows primarily comprises costs related to marketing, sponsorships, advertising, attending tradeshows, promotions, and co-marketing Sezzle’s brand with its merchants.

General and Administrative

General and administrative primarily comprises legal, compliance, audit, tax, and other consultation costs; third-party implementation fees; and charitable contributions.

Provision for Uncollectible Accounts

We calculate our provision for uncollectible accounts on notes receivable on an expected-loss basis. We maintain an allowance for uncollectible accounts at a level necessary to absorb estimated probable losses on principal and reschedule fee receivables from consumers. Any amounts delinquent after 90 days are charged-off with an offsetting reversal of the allowance for doubtful accounts through the provision for uncollectible accounts. Additionally, amounts identified as no longer collectible—such as when a consumer becomes deceased or bankrupt—are charged off immediately. We use our judgment to evaluate the allowance for uncollectible accounts based on current economic conditions and historical performance of consumer payments.

Net Interest Expense

We incur interest expense on a continuous basis as a result of draws on our revolving credit facility to fund consumer notes receivable as well as our Merchant Interest Program, whereby merchants may defer their payments owed by us in exchange for interest. The interest paid on borrowings under our revolving credit facility and Merchant Interest Program are based on LIBOR.

Income Tax Expense

Income tax expense consists of income taxes in various jurisdictions, primarily U.S. Federal and state income taxes, and also Canada and the other foreign jurisdictions in which we operate. Tax effects of transactions reported in the consolidated financial statements consist of taxes currently due. Additionally, we record deferred taxes related primarily to differences between the basis of receivables, property and equipment, and accrued liabilities for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Given our history of losses, a full valuation allowance is recorded against our deferred tax assets.

Other Comprehensive Income

Other Comprehensive Income is typically comprised of foreign currency translation adjustments.

Results of Operations

Three Months and Six Months Ended June 30, 2021 compared to Three Months and Six Months Ended June 30, 2020

Total Income

Total income is comprised of Sezzle income and account reactivation fees. Sezzle income for the three months ended June 30, 2021 and 2020 totaled $24.1 million and $10.8 million, respectively, which is an increase of 123%. Sezzle income for the six months ended June 30, 2021 and 2020 totaled $46.4 million and $17.9 million, respectively, which is an increase of 159%.

This increase compared to the prior comparative period is driven by growth in UMS. For the three months ended June 30, 2021 and 2020, merchant fees totaled $23.2 million and $10.6 million, respectively, or 95.9% and 97.5% of Sezzle income for the period, respectively. For the six months ended June 30, 2021 and 2020, merchant fees totaled $44.4 million and $17.4 million, respectively, or 95.8% and 97.4% of Sezzle income, respectively. The decrease in merchant fees as a percentage of Sezzle income during the three and six months ended June 30, 2021, when compared to the three and six months ended June 30, 2020, was due to higher rates of account reschedule fee forgiveness as a result of the economic conditions surrounding the onset of the COVID-19 pandemic.

Total account reactivation fee income recognized totaled $3.7 million and $1.8 million for the three months ended June 30, 2021 and 2020, respectively, and $7.5 million and $2.9 million for the six months ended June 30, 2021 and 2020, respectively. Account reactivation fees as a percentage of total income was 13.3% and 14.0% for the three months ended June 30, 2021 and 2020, respectively, and 13.9% for the six months ended June 30, 2021 and 2020. The decrease in this metric during the three months ended June 30, 2021 when compared to the three months ended June 30, 2020 is due to changes in our account reactivation fees assessment policy.

Personnel

Personnel costs increased by 154% to $15.4 million for the three months ended June 30, 2021, from $6.0 million for the three months ended June 30, 2020. Such costs increased by 182% to $27.7 million for the six months ended June 30, 2021, from $9.8 million for the six months ended June 30, 2020. The increase in personnel costs is primarily due to our overall growth in employee headcount.

Recorded within personnel, equity and incentive–based compensation totaled $6.9 million and $2.6 million for the three months ended June 30, 2021 and 2020, respectively, which is a 170% increase. Such costs totaled $12.2 million and $3.2 million for the six months ended June 30, 2021 and 2020, respectively, which is a 283% increase. The increase in equity and incentive–based compensation for the three and six months ended June 30, 2021 was a result of appreciation in our stock price when compared to 2020, in addition to more employees being offered equity and incentive–based compensation.

Transaction Expense

Transaction expenses were $9.6 million and $5.2 million for the three months ended June 30, 2021 and 2020, respectively, and $18.5 million and $8.7 million for the six months ended June 30, 2021 and 2020, respectively.

Payment processing costs were $7.0 million and $3.9 million for the three months ended June 30, 2021 and 2020, respectively, and $13.5 million and $6.7 million for the six months ended June 30, 2021 and 2020, respectively. These 78% and 102% increases in costs for the three and six months ended June 30, 2021 and 2020, respectively, is primarily driven by the increase in volume of orders transacted by consumers and the related processing of payments associated with those orders. Overall, average per-order processing fee costs has decreased compared to the prior comparative period due to third party rate discounts due to higher payment volumes, in addition to a larger portion of our consumers making installment payments via ACH in connection with the rollout of Sezzle Up.

Merchant affiliate program and partnership fees are incurred by us when consumers make purchases with merchants who either were referred by another merchant, or are associated with a partner platforms with which we have contractual agreements. Such costs were $1.9 million and $0.9 million for the three months ended June 30, 2021 and 2020, respectively, and $3.2 million and $1.4 million for the six months ended June 30, 2021 and 2020, respectively. The increase in costs is related to our increased volume of orders originating from merchants that were referred or are associated with our partnered platforms.

Other costs included in transaction expense were $0.7 million and $0.4 million for the three months ended June 30, 2021 and 2020, respectively, and $1.8 million and $0.6 million for the six months ended June 30, 2021 and 2020, respectively. Such costs are comprised of consumer communication costs and consumer and merchant service adjustments. The increase in costs is a result of increased Active Consumers on the Sezzle Platform.

Third-Party Technology and Data

Third-party technology and data costs totaled $1.1 million and $0.5 million for the three months ended June 30, 2021 and 2020, respectively, and $2.3 million and $0.9 million for the six months ended June 30, 2021 and 2020, respectively. The increase in costs is driven by growth in Active Consumers, as well as increases in costs related to fraud prevention, obtaining data related to failed loan applications, connecting consumer bank accounts to the Sezzle Platform, and software used by our employees in the ordinary course of business.

Marketing, Advertising, and Tradeshows

Marketing, advertising, and tradeshow costs increased to $1.9 million for the three months ended June 30, 2021, compared to $0.5 million for the three months ended June 30, 2020. Such costs increased to $3.4 million for the six months ended June 30, 2021, compared to $0.8 million for the six months ended June 30, 2020. The increase in costs are a result of increased initiatives in digital advertising, to co-market the Sezzle brand with our merchants, and for expenses related to various social media promotional campaigns.

General and Administrative

General and administrative costs increased to $3.9 million for the three months ended June 30, 2021, compared to $0.8 million for the three months ended June 30, 2020. The increase in costs for the three months ended June 30, 2021 and 2020 is primarily due to third-party implementation costs paid to merchants, legal fees in connection to filing with the Securities and Exchange Commission, other public company reporting costs in connection with our listing on the Australian Securities Exchange, and charitable contributions.

Such costs increased to $6.3 million for the six months ended June 30, 2021, compared to $1.7 million for the six months ended June 30, 2020. The increase in costs for the six months ended June 30, 2021 and 2020 is primarily due to the reasons listed above, in addition to legal fees in connection with the closing of our line of credit and the completion of our 2020 financial statement audit.

Provision for Uncollectible Accounts

Total provision for uncollectible accounts was $13.8 million for the three months ended June 30, 2021, compared to $2.3 million for the three months ended June 30, 2020. Such costs were $22.4 million for the six months ended June 30, 2021, compared to $5.1 million for the six months ended June 30, 2020. As a percentage of Sezzle Income, the provision for uncollectible accounts was 57.3% and 21.2% for the three months ended June 30, 2021 and 2020, respectively, and 48.3% and 28.7% for the six months ended June 30, 2021 and 2020, respectively. In the first half of 2020, we had a relatively low provision for uncollectible accounts as a result of: (a) our tightening of credit to consumers as an initial response to COVID-19, and (b) overall improved collections driven in part by the U.S. government stimulus offered to many of our consumers through the CARES Act. Beginning in the second half of 2020 and continuing into the first half of 2021, we’ve continued to perform universe expansion testing with our new enterprise merchants, which allowed us to test various credit underwriting strategies on larger merchants—resulting in higher provisions. Additionally, our non-integrated product offerings have resulted in higher loss rates in the first half of 2021. Such increases in loss rates during the first quarter of 2021 were offset with the stimulus checks offered through the American Rescue Plan Act of 2021. These factors are the primary reasons for the increase in our provision for uncollectible accounts, along with increases in UMS and Active Consumers.

Net Interest Expense

Net interest expense was $1.2 million and $1.0 million for the three months ended June 30, 2021 and 2020, respectively, and $2.6 million and $1.9 million for the six months ended June 30, 2021 and 2020, respectively. This 39% increase in costs for the six months ended June 30, 2021 and 2020 is a result of increased utilization of our line of credit and an increase in the number of Active Merchants participating in the Merchant Interest Program, offset against the lower borrowing rate on our new line of credit, which went into effect in February 2021. The 17% increase in costs for the three months ended June 30, 2021 and 2020 further show the increased cost effectiveness of our new line of credit.

Income tax expense for the three and six months ended June 30, 2021 was $22,255 and $40,477, respectively. Such costs were $8,375 for the three and six months ended June 30, 2020. Our effective income tax rate for the three and six months ended June 30, 2021 was 0.1%, consistent with the prior year, is minimal due to a full valuation allowance, and comprised of minimum income taxes owed to state and local jurisdictions. Management assesses the available positive and negative evidence to estimate whether sufficient future taxable income will be generated to permit use of the existing deferred tax assets. A significant piece of objective negative evidence evaluated was the cumulative loss incurred over the three-year period ended December 31, 2020. Such objective evidence limits the ability to consider other subjective evidence, such as our projections for future growth. On the basis of this evaluation, a full valuation allowance is recorded against our net deferred tax assets as of June 30, 2021 and December 31, 2020.

Other Comprehensive Income

We had $368,520 and $3,875 of foreign currency translation adjustments recorded within other comprehensive income for the three months ended June 30, 2021 and 2020, respectively, and $503,451 and $9,885 for the six months ended June 30, 2021 and 2020. Such costs are a result of the financial statements of our non-U.S. subsidiaries being translated into U.S. dollars in accordance with ASC 830, “Foreign Currency Matters”. We expect to record foreign currency translation adjustments in future years and changes will be dependent on fluctuations in foreign currencies of countries in which we have operations.

Year Ended December 31, 2020 compared to Year Ended December 31, 2019

Total Income

Total income grew 272% year over year, driven by growth in Sezzle Income. Sezzle Income totaled $49.7 million for the year ended December 31, 2020, compared to $13.3 million for the year ended December 31, 2019, an increase of 273% year over year driven by the overall increases in UMS. Together, total consumer reschedule fees and note origination costs were $1.9 million, or 3.9% of total Sezzle Income recognized during the year ended December 31, 2020 compared to $0.4 million and 2.6% of Sezzle Income during the year ended December 31, 2019, driven by an improvement in note origination costs incurred year over year.

Account reactivation fee income was $9.1 million for the year ended December 31, 2020, compared to $2.5 million for the year ended December 31, 2019. Account reactivation fee income made up 15.5% of total income for the year ended December 31, 2020, compared to 15.7% for the year ended December 31, 2019.

As a percentage of total income, Account Reactivation Fees were 15.5% and 15.7% for the years ended December 31, 2020 and 2019, respectively. The 0.2% reduction, as a percentage of total income, was a result of improved collections on consumer notes receivable and the expansion of our fee forgiveness and payment flexibility programs offered to consumers as a response to the COVID-19 pandemic.

Personnel

Personnel increased to $30.7 million for the year ended December 31, 2020, from $8.6 million for the year ended December 31, 2019. Total employees were 279 as of December 31, 2020, compared to 122 as of December 31, 2019. Included within personnel are stock and incentive–based compensation, which were $13.6 million for the year ended December 31, 2020, an increase from $1.2 million for the year ended December 31, 2019, driven by the increase in number of employees, increase in fair value of awards issued in 2020 to certain key officers (driven by the increase of our share price), as well as $8.1 million of expense attributable to the introduction of new incentive plans.

Transaction Expense

Transaction expense totaled $22.5 million and $7.7 million for the years ended December 31, 2020 and 2019. As a percentage of Sezzle income, transaction expense was 45.3% and 57.5% for the years ended December 31, 2020 and 2019, respectively. The improvement in the 2020 results included the full benefit of our change in card processing service providers, executed in April 2019, as well as a relative reduction in consumer communication expenses year over year. Short-term referral fee costs stipulated by agreements with both our platform partners and merchants remained consistent year over year. Gross margin increased by 10.2% to 61.7% for the year ended December 31, 2020, compared to 51.5% for the year ended December 31, 2019, as a result of the events mentioned above. The activity recorded through transaction expense for the year ended December 31, 2020 was consistent with our expectations.

Third-Party Technology and Data

Third-party technology and data costs totaled $2.5 million for the year ended December 31, 2020, compared to $1.3 million for the year ended December 31, 2019, driven by growth in Active Consumers.

Marketing, Advertising, and Tradeshows

Marketing, advertising, and tradeshows increased to $4.3 million for the year ended December 31, 2020, compared to $0.8 million for the year ended December 31, 2019, as a result of our increased initiatives to co-market the Sezzle brand with our merchants.

General and Administrative

General and administrative totaled $7.2 million and $2.4 million for the years ended December 31, 2020 and 2019, respectively. These costs are primarily comprised of legal, compliance, tax and other consultation, and third-party implementation costs. Costs increased by $4.8 million year over year as a result of implementation costs incurred with merchants during 2020, our listing on the ASX, our financial statement audit, as well as other various legal and tax costs.

Provision for Uncollectible Accounts

The total provision for uncollectible accounts was $19.6 million for the year ended December 31, 2020, compared to $6.2 million for the year ended December 31, 2019. The overall increase was driven by increased UMS and Active Consumers. In the first half of 2020, we had a relatively low provision for uncollectible accounts as a result of: (a) our tightening of credit to consumers as an initial response to COVID-19, and (b) overall improved collections driven in part by the U.S. government stimulus offered to many of our consumers through the CARES Act. These improvements were offset by higher loss rates as a result of universe expansion testing of our underwriting processes and seasonal loss rate patterns noted in the second half of 2020, which allowed us to test various credit underwriting strategies on larger merchants—resulting in higher provisions. As a percentage of Sezzle Income, the provision for uncollectible accounts was 39.4% and 46.8% for the years ended December 31, 2020 and 2019, respectively. The relative reduction in the provision for uncollectible accounts was driven by improvements in collections on uncollectible consumer notes receivable.

Net Interest Expense

Net interest expense was $4.3 million for the year ended December 31, 2020, driven by our continued utilization of both our revolving line of credit and the Merchant Interest Program.

Interest expense on the beneficial conversion feature was incurred on the date of our initial public offering on the ASX and resulted from the conversion of $5.8 million of notes issued in the first half of 2019.

Income Taxes

Our effective income tax rate for the year ended December 31, 2020 was 0.1%, consistent with the prior year and comprised of minimum income taxes owed to state and local jurisdictions. Management assesses the available positive and negative evidence to estimate whether sufficient future taxable income will be generated to permit use of the existing deferred tax assets. A significant piece of objective negative evidence evaluated was the cumulative loss incurred over the three-year period ended December 31, 2020. Such objective evidence limits the ability to consider other subjective evidence, such as our projections for future growth. On the basis of this evaluation, a full valuation allowance is recorded against our net deferred tax assets as of December 31, 2020 and 2019.

Other Comprehensive Income

We have $0.5 million of foreign currency translation adjustments recorded within other comprehensive income for the year ended December 31, 2020, as a result of the financial statements of our non-U.S. subsidiaries being translated into U.S. dollars in accordance with ASC 830, “Foreign Currency Matters”. We expect to record foreign currency translation adjustments in future years and changes will be dependent on fluctuations in foreign currencies of countries in which we operate.

Liquidity and Capital Resources

We incurred net losses from operating activities for the six months ended June 30, 2021 and 2020. For the six months ended June 30, 2021 and 2020, we incurred a net loss of $30.4 million and $8.2 million, respectively. As of June 30, 2021, we had cash, cash equivalents, and restricted cash of $60.0 million and working capital of $63.2 million.

We incurred net losses from operating activities for the years ended December 31, 2020 and 2019. For the years ended December 31, 2020 and 2019, we incurred a net loss of $32.4 million and $13.1 million, respectively. As of December 31, 2020, we had cash, cash equivalents, and restricted cash of $89.1 million and working capital of $104.6 million.

We believe our existing cash, cash equivalents, and restricted cash, along with cash flow from operations, will be sufficient to meet our working capital and investment requirements beyond the next 12 months.

	For the six months ended June 30,		For the years ended December 31,
	2021	2020	2020	2019
Net Cash (Used for) Provided from Operating Activities	$(5,590,699)	$2,527,371	$(24,808,861)	$(19,919,563)
Net Cash Used for Investing Activities	(672,292)	(246,051)	(732,911)	(532,218)
Net Cash (Used for) Provided from Financing Activities	(23,316,704)	16,813,678	77,565,841	49,991,545
Effect of exchange rate changes on cash	502,735	13,509	455,216	-
Net (decrease) increase in cash, cash equivalents, and restricted cash	$(29,579,695)	$19,094,998	$52,024,069	$29,539,764

Operating Activities

Net cash (used for) provided from operating activities was ($5.6) million and $2.5 million for the six months ended June 30, 2021 and 2020, respectively. During both periods, receipts from consumers exceeded payments to merchants due to continual growth in UMS and the deferral of payments to merchants under the Merchant Interest Program. Receipts from consumers totaled $729.6 million and $280.1 million for the six months ended June 30, 2021 and 2020, respectively. Payments to merchants totaled $688.9 million and $257.7 million for the six months ended June 30, 2021 and 2020, respectively. Cash receipts from consumers, net of payments to merchants, in both periods is primarily offset by cash disbursements for transaction expenses and personnel costs.

Net operating cash flows were also affected by significant changes in notes receivable, which decreased net operating cash flows by $41.2 million during the six months ended June 30, 2021, as a result of continued growth in UMS and Active Consumers. Additionally, net operating cash flows were affected by merchant accounts payable, which increased net operating cash flows by $27.8 million during the six months ended June 30, 2021, as a result of growth in UMS, Active Merchants, and their participation in the Merchant Interest Program. Accrued liabilities increased net operating cash flows by $7.8 million during the six months ended June 30, 2021 as a result of increased personnel costs primarily associated with incentive-based compensation. The provision for uncollectible accounts increased net operating cash flows by $22.4 million during the six months ended June 30, 2021 as a result of increases in UMS and changes in our estimated losses. Equity based compensation and restricted stock vested increased net operating cash flows by $6.0 million during the six months ended June 30, 2021 as a result of increased headcount and increases in the fair value of awards issued in 2020 to certain key officers, driven by appreciation in our stock price.

Net cash used for operating activities was $24.8 million and $19.9 million for the years ended December 31, 2020 and 2019, respectively. During both periods, receipts from consumers exceeded payments to merchants due to continual growth in UMS and the deferral of payments to merchants under the merchant interest program. Receipts from consumers totaled $773.3 million and $215.7 million for the years ended December 31, 2020 and 2019, respectively. Payments to merchants totaled $742.6 million and $215.1 million for the years ended December 31, 2020 and 2019, respectively. Cash receipts from consumers, net of payments to merchants, in both periods is primarily offset by cash disbursements for transaction expenses and personnel costs.

Net operating cash flows were also affected by significant changes in notes receivable, which decreased net operating cash flows by $75.0 million during the year ended December 31, 2020, as a result of continued growth in UMS and Active Consumers. Additionally, net operating cash flows were affected by merchant accounts payable, which increased net operating cash flows by $47.5 million during the year ended December 31, 2019, as a result of growth in UMS, Active Merchants, and their participation in the Merchant Interest Program. Accrued liabilities increased net operating cash flows by $9.5 million during the year ended December 31, 2020 as a result of increased personnel costs primarily associated with incentive-based compensation. The provision for uncollectible accounts increased net operating cash flows by $19.6 million as a result of increases in UMS and changes in our estimated losses. Equity based compensation and restricted stock vested increased net operating cash flows by $7.0 million during the year ended December 31, 2020 as a result of increased headcount and increases in the fair value of awards issued in 2020 to certain key officers, driven by appreciation in our stock price.

Investing Activities

Net cash used for investing activities during the six months ended June 30, 2021 was $0.7 million, compared to $0.2 million during the six months ended June 30, 2020. Cash outflows for investing activities were primarily used for purchasing computer equipment, as well as payments of salaries to employees who create capitalized internal-use software.

Net cash used for investing activities during the year ended December 31, 2020 increased slightly to $0.7 million, compared to $0.5 million during the year ended December 31, 2019. Cash outflows for investing activities were primarily used for purchasing computer equipment, as well as payments of salaries to employees who create capitalized internal-use software.

Financing Activities

Net cash (used for) provided from financing activities during the six months ended June 30, 2021 was ($23.3) million, compared to $16.8 million during the six months ended June 30, 2020. Significant financing activities during the six months ended June 30, 2021 included a net pay down on our line of credit of ($19.0) million, payments of debt issuance and extinguishment costs totaling ($2.7) million related to the closing of our new revolving credit facility, and the repayment of the principal on our Paycheck Protection Program (PPP) loan of ($1.2) million.

Net cash provided by financing activities during the year ended December 31, 2020 was $77.6 million, compared to $50.0 million during the year ended December 31, 2019. The increase was primarily related to our capital raise of $58.0 million (net of costs of the offer) and net cash proceeds on our line of credit totaling $18.6 million.

Revolving Credit Facility

On February 10, 2021, Sezzle Funding SPE II, LLC, a wholly owned indirect subsidiary of Sezzle, (the “Borrower”) entered into a senior secured asset-based revolving credit facility, with a borrowing capacity of up to $250.0 million (the “revolving credit facility”), which is governed by a credit agreement entered into by the Borrower, certain lenders party thereto and Goldman Sachs Bank USA, as administrative agent. The revolving credit facility has a maturity date of June 12, 2023.

The revolving credit facility consists of a committed revolving facility (the “Committed Facility”) of up to $125.0 million and an incremental uncommitted facility (the “Incremental Facility”) of up to $125.0 million, subject in each case to availability under a borrowing base with advance rates against eligible collateral receivables ranging from 65-90%. Each of the Committed Facility and Incremental Facility is split between a group of Class A lenders and Class B lenders (in the amounts of $97.22 million and $27.78 million for each facility, respectively), and the amounts available to be borrowed from the Class A lenders and Class B lenders are subject to separate borrowing bases. Loans under the Incremental Facility are available at the sole discretion of each Class A and Class B lender. We had an outstanding line of credit balance of $27,000,000 as of March 31, 2021 and is recorded within line of credit, net, as a non-current liability on the consolidated balance sheets. As of March 31, 2021, we had pledged $97,747,215 of our notes receivable. We had an unused borrowing capacity of $46,612,706 as of March 31, 2021.

The obligations of the Borrower under the revolving credit facility are guaranteed by Sezzle Funding SPE II Parent, LLC, a wholly owned subsidiary of Sezzle, (“SPE II Parent”), which is the sole member and owner of 100% of the equity interests of the Borrower, pursuant to that certain Pledge and Guaranty Agreement dated as of February 10, 2021 (the “Parent Guaranty”), entered into by SPE II Parent in favor of Goldman Sachs Bank USA, as administrative agent on behalf of the secured parties under the revolving credit facility. The revolving credit facility is further supported by a limited guaranty and indemnity of certain losses, expenses and claims of the lenders and other secured parties, provided by us, as the direct owner of 100% of the legal and beneficial equity interests in SPE II Parent, pursuant to that certain Limited Guaranty and Indemnity Agreement entered into as of February 10, 2021 (the “Limited Guaranty”) by us for the benefit of Goldman Sachs Bank USA, as administrative agent on behalf of the secured parties under the revolving credit facility.

The revolving credit facility carries an interest rate of 3-month LIBOR+3.375% and 3-month LIBOR+10.689% (the LIBOR floor rate is set at 0.25%) for funds borrowed from the Class A and Class B lender, respectively. As of March 31, 2021, the weighted average interest rate was 5.250%. Interest on borrowings is due on collection dates as specified in the loan agreement, typically fortnightly. For the three months ended March 31, 2021, interest expense relating to the utilization of the line of credit was $669,248.

Additionally, any unused daily amounts incur a facility fee at a rate of 0.50% per annum until May 11, 2021. Beginning May 11, 2021, the facility fee rate became variable, dependent on the percentage of the line of credit utilized. If less than one-third of the facility is used, the rate is 0.65% per annum; if between one-third and two-thirds of the facility is used, the rate is 0.50% per annum; and if more than two-thirds of the facility is used, the rate is 0.35% per annum. In the event of a prepayment due to a broadly marketed and distributed securitization transaction with a party external to the agreement, an exit fee of 0.75% of such prepaid balance will be due to the lender upon such transaction.

The agreement governing the revolving credit facility includes certain restrictive covenants and, among other things and subject to certain exceptions and qualifications, limits the Borrower’s ability to: (i) incur or guarantee additional indebtedness, (ii) make investments or other restricted payments, (iii) acquire assets or form or acquire subsidiaries; (iv) create liens, (v) sell assets, (vi) pay dividends or make other distributions or repurchase or redeem capital stock, (vii) engage in certain transactions with affiliates, (viii) enter into agreements that restrict the creation or incurrence of liens other than the revolving credit facility and related documents; (ix) engage in liquidations, mergers or consolidations; and (x) make any material amendment, modification or supplement to its credit guidelines or servicing guide. SPE II Parent is subject to similar restrictive covenants contained in the Parent Guaranty.

The Limited Guaranty includes financial maintenance covenants pertaining to the tangible net worth, liquidity and leverage of us and our subsidiaries on a consolidated basis (the “Consolidated Group”). The Consolidated Group is required to maintain at all times a minimum tangible net worth of (x) if the aggregate outstanding principal balance of advances under the revolving credit facility is less than or equal to $125.0 million, $15.0 million or (y) if the aggregate outstanding principal balance of advances under the revolving credit facility is greater than $125.0 million, $30.0 million. With respect to liquidity, the Consolidated Group must maintain unrestricted cash at all times in an amount at least equal to the greater of (x) $7.5 million and (ii) 7.5% of the amount funded under the revolving credit facility. The Consolidated Group is also required to maintain a maximum leverage ratio, tested as of the last day of each fiscal quarter, of (x) on or prior to March 31, 2022, 8.00 to 1.00 and (y) after March 31, 2022, 12.00 to 1.00. All three financial covenants are subject to tightening should we become party to a comparable guaranty containing similar financial covenants set at more restrictive levels. A failure by us to satisfy the financial covenants under the Limited Guaranty constitutes an event of default under the revolving credit facility.

The credit agreement governing the revolving credit facility also contains certain customary representations and warranties, affirmative covenants and events of default (including, among others, an event of default upon a change of control). An immediate event of default is also deemed to have occurred if ratios pertaining to defaulted collateral receivables of a particular vintage or past due collateral receivables within a certain collection period exceed pre-determined levels.

Prior to February 10, 2021, we had a $100.0 million revolving credit facility with Bastion Consumer Funding II, LLC Atalaya Asset Income Fund IV LP, and Hudson Cove Credit Opportunity Master Fund, LP with a maturity date of May 29, 2022. We had an outstanding revolving line of credit balance of $40.0 million and $21.5 million as of December 31, 2020 and 2019, respectively. In February 2021, we paid a $1.0 million fee to terminate this credit facility and repaid the amounts outstanding under the credit facility with proceeds from our new revolving credit facility.

PPP Loan

On April 14, 2020, the Company received loan proceeds in the amount of $1,220,332 under the SBA’s PPP. The PPP, established as part of the CARES Act, provides loans to qualifying businesses for amounts up to 2.5 times of the average monthly payroll expenses of the qualifying business. PPP loans are uncollateralized and guaranteed by the SBA, and are forgivable after a “covered period” (eight or twenty-four weeks) as long as the borrower maintains its payroll levels and uses the loan proceeds for eligible expenses, including payroll, benefits, rent, and utilities.

On June 24, 2021, the Company repaid the loan in full, comprising of $1,220,332 in principal and $14,779 in accrued interest. The SBA reserves the right to audit any PPP loan, regardless of size. These audits may occur after forgiveness has been granted or the loan has been repaid in full. In accordance with the CARES Act, all borrowers are required to maintain their PPP loan documentation for six years after the PPP loan was forgiven or repaid in full and to provide that documentation to the SBA upon request.

Equity Financing

On July 15, 2020, we raised $55,316,546 of proceeds via an institutional placement of our CDIs. In addition, on August 10, 2020, we raised an additional $5,140,710 of proceeds via a securities purchase plan offered to certain existing shareholders. The total costs of the placement and share purchase plan were $2,484,504, resulting in overall net proceeds of $57,972,752. In connection with the placement and share purchase plan, we issued 16,289,935 CDIs at a price of A$5.30 (approximately $3.82). The issued CDIs are equivalent to common shares on a 1:1 basis.

Merchant Commitments

We recently entered into various agreements with merchants in which Sezzle is committed to reimburse up to an aggregate amount of approximately $35 million to various merchants throughout the term of these agreements (1-3 years) for co-marketing and promotional related activities.

Going forward, we may need to offer additional incentives to our merchant partners to increase payments volume, enter new market segments, adapt to regulatory changes, and expand their use and acceptance of the Sezzle Platform. These include up-front cash payments, fee discounts, rebates, credits, performance-based incentives, marketing, and other support payments that impact our revenues and profitability. We expect to continue to incur substantial expenses to acquire additional merchants, particularly larger merchants that we believe will make our platform more attractive to consumers.

Critical Accounting Policies and Estimates

The discussion and analysis of our financial condition and results of operations are based on our consolidated financial statements, which have been prepared in accordance with GAAP. These principles require us to make certain estimates and judgments that affect the amounts reported in our consolidated financial statements. We base our estimates on historical experience and on various other assumptions that management believes to be reasonable. Our actual results may differ materially from our estimates because of certain accounting policies requiring significant judgment. To the extent that there are material differences between our estimates and actual results, our future consolidated financial statements will be affected.

We evaluate our significant estimates on an ongoing basis, including, but not limited to, estimates related to our allowance for uncollectible accounts, equity-based compensation, income taxes, and internally developed intangible assets. We believe these estimates have the greatest risk of affecting our consolidated financial statements; therefore, we consider these to be our critical accounting policies and estimates.

Receivables and Credit Policy

Notes receivable represent amounts from uncollateralized consumer receivables generated from the purchase of merchandise. The original terms of the notes for our core product are to be paid back in equal installments every two weeks over a six-week period. We do not charge interest on the notes to consumers. We defer direct note origination costs over the average life of the notes receivable using the effective interest rate method. These net deferred costs are recorded within notes receivable, net on the consolidated balance sheets. Notes receivable are recorded at net realizable value and are recorded as current assets. We evaluate the collectability of the balances based on historical performance, current economic conditions, and specific circumstances of individual notes, with an allowance for uncollectible accounts being provided as necessary.

Other receivables represent the net realizable value of consumer account reactivation fees receivable, merchant accounts receivable, and merchant processing fees receivable. Consumer account reactivation fees receivable, less an allowance for uncollectible accounts, represents the amount of account reactivation fees we reasonably expect to receive from consumers. Receivables from merchants represent amounts merchants owe us relating to transactions placed by consumers on their sites. All notes receivable from consumers, as well as related fees, outstanding greater than 90 days past due are charged off as uncollectible. It is our practice to continue collection efforts after the charge-off date.

Sezzle Income

We receive our income primarily from fees paid by merchants in exchange for our payment processing services. These fees are applied to the underlying sales to consumers passing through our platform and are predominantly based on a percentage of the consumer order value plus a fixed fee per transaction. Consumer installment payment plans typically consist of four installments, with the first payment made at the time of purchase and subsequent payments coming due every two weeks thereafter. Additionally, consumers may reschedule their initial installment plan by delaying payment for up to two weeks, for which we generally earn a rescheduled payment fee. The total of merchant fees and rescheduled payment fees, less note origination costs, are collectively referred to as Sezzle income within our consolidated statements of operations and comprehensive loss. Sezzle income is initially recorded as a reduction to notes receivable, net within the consolidated balance sheets. Sezzle income is then recognized over the average duration of the note using the effective interest rate method.

Equity Based Compensation

We maintain stock compensation plans that offer incentives in the form of stock options and restricted stock to our employees, directors, and advisors. Equity based compensation expense reflects the fair value of awards measured at the grant date and recognized over the relevant vesting period. We estimate the fair value of stock options without a market condition on the measurement date using the Black-Scholes option valuation model. The fair value of stock options with a market condition is estimated, at the date of grant, using the Monte Carlo Simulation model. The Black-Scholes and Monte Carlo Simulation models incorporate assumptions about stock price volatility, the expected life of the options, risk-free interest rate, and dividend yield. For valuing our stock option grants, significant judgment is required for determining the expected volatility of our common stock and is based on the historical volatility of both our common stock and our defined peer group. The fair value of restricted stock awards and restricted stock units is based on the fair market value of our common stock on the date of grant. The expense associated with equity-based compensation is recognized over the requisite service period using the straight-line method. We issue new shares upon the exercise of stock options and vesting of restricted stock units.

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the consolidated financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, property and equipment, and accrued liabilities for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. A full valuation allowance is recorded against our deferred tax assets.

We evaluate our tax positions that have been taken or are expected to be taken on income tax returns to determine if an accrual is necessary for uncertain tax positions. To date we have not recorded any liabilities for uncertain tax positions.

Off Balance Sheet Arrangements

We do not have any relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities, that would have been established for the purpose of facilitating off balance sheet arrangements (as that term is defined in Item 303(a)(4)(ii) of Regulation S-K) or other contractually narrow or limited purposes. As such, we are not exposed to any financing, liquidity, market or credit risk that could arise if we had engaged in those types of relationships. We enter into guarantees in the ordinary course of business related to the guarantee of our performance and the performance of our subsidiaries.

Quantitative and Qualitative Disclosures about Market Risk

We are exposed to market risks during our ordinary course of business. Market risk represents the risk of loss that may impact our financial position due to adverse changes in financial market prices, interest rates, and foreign currency exchange rates. Our primary risk exposure is the result of fluctuations in interest rates and foreign currency exchange rates.

Interest Rate Risk

Our cash, cash equivalents, and restricted cash as of June 30, 2021 were primarily held in checking, savings, and money market accounts. As of June 30, 2021, we had $2.0 million of cash equivalents invested in money market funds. The fair value of our cash and cash equivalents would not be materially affected by either an increase or decrease in interest rates due to the short-term nature of these investments.

Our revolving credit facility accrues interest at a floating rate based on a formula tied to the London Inter-Bank Offered Rate (LIBOR). A 0.1 percentage point increase or decrease in LIBOR would not have a material effect on our accrued interest due to a LIBOR floor clause stipulated in the agreement. In 2017, the United Kingdom’s Financial Conduct Authority announced the intent to phase out LIBOR by the end of 2021. As a result, we may be required to amend our contracts that use LIBOR as a benchmark, but we do not expect these changes to have a material impact on our financial statements, liquidity, and access to capital markets. See “Item 1A. Risk Factors – Other Risks Related to Our Business – Changes in market interest rates and the replacement of LIBOR could have an adverse effect on our business.”

Foreign Currency Risk

We have operations in the United States and Canada, and continue to establish operations in India, Brazil and parts of Europe. Operations in Canada are becoming more substantial to the business overall, and changes in the foreign currency exchange rate between the U.S. Dollar and the Canadian Dollar may impact our consolidated balance sheets. Based on our consolidated balance sheets as of June 30, 2021, a 1% change in the actual exchange rates between the U.S. Dollar and the Canadian Dollar during the six months ended June 30, 2021 would increase or decrease other comprehensive income by approximately $65,000. Operations in India and Europe are not significant, and changes in the foreign currency exchange rate between the U.S. Dollar and the Indian Rupee or the Euro would not have a material effect on our consolidated balance sheets.

ITEM 3. PROPERTIES.

Our corporate headquarters are currently located in Minneapolis, Minnesota, where we lease approximately 14,740 square feet of office space pursuant to a lease agreement that expires in June 2022. We also lease a small amount of office space and co-working space outside of the United States to support our international operations. We believe that these premises are suitable and adequate for our needs now and for the foreseeable future. If required, we believe that suitable additional or alternative space would be available in the future on commercially reasonable terms.

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

The following table sets forth, as of May 31, 2021, information regarding beneficial ownership of shares of our common stock, including common stock held through CDIs, by the following:

●	each person, or group of affiliated persons, who is known by us to beneficially own 5% or more of any class of our voting securities;

●	each of our directors;

●	each of our Named Executive Officers; and

●	all current directors and executive officers, as a group.

Beneficial ownership is determined according to the rules of the SEC. Beneficial ownership generally includes voting or investment power of a security and includes shares underlying options that are currently exercisable or exercisable by July 30, 2021. The officers, directors and principal stockholders supplied the information for this table. Except as otherwise indicated, we believe that the beneficial owners of the CDIs and common stock listed below, based on the information given to us by each of them, have sole investment and voting power with respect to their shares, except where community property laws may apply.

Percentage of ownership is based on 197,768,061 shares of our common stock, or common stock equivalent CDIs, outstanding on May 31, 2021. Unless otherwise indicated, we deem shares subject to options that are exercisable by July 29, 2021 to be outstanding and beneficially owned by the person holding the options for the purpose of computing percentage ownership of that person, but we do not treat them as outstanding for the purpose of computing the ownership percentage of any other person. CDIs represent one share of our common stock.

Unless otherwise indicated on the table, the address of each of the individuals named below is: c/o Sezzle Inc., 251 1st Ave N, Suite 200, Minneapolis, MN 55401, USA.

Name of Beneficial Owner	Number of Shares of Common Stock	Percentage of Common Stock
5% Stockholders
J P Morgan Nominees Australia Pty Limited(1)	12,819,577	6.48%

Directors and Executive Officers
Mike Cutter(2)	166,667	*
Karen Hartje(3)	1,681,603	*
Paul Lahiff(4)	166,667	*
Paul Paradis(5)	10,250,000	5.18
Kathleen Pierce-Gilmore(6)	272,223	*
Paul Purcell(7)	9,739,407	4.92
Charles Youakim(8)	88,609,809	44.80
All directors and executive officers	110,886,376	56.07%

*	Less than 1.0%.

(1)	9,553,571 of Mr. Charles Youakim’s shares are held through J P Morgan Nominees Australia Pty Limited, who is noted as a substantial shareholder of the Company. Please see Note 8 for more detail.

(2)	Shares include options to purchase 166,667 shares of common stock.

(3)	Shares include options to purchase 1,659,687 shares of common stock and 21,916 RSUs.

(4)	Shares include options to purchase 166,667 shares of common stock.

(5)	Shares include 437,500 common shares vesting in equal installments over the next 7 months. Shares include options to purchase 250,000 shares of common stock.

(6)	Shares include options to purchase 272,227 shares of common stock.

(7)	All shares are owned by Continental Investment Partners, LLC. Mr. Purcell may be deemed to beneficially own such shares as a manager of Continental Investment Partners, LLC.

(8)	Shares include 78,806,238 shares held by Mr. Youakim directly or through family trusts. Shares also include 9,553,571 shares that are held by a trust for the benefit of direct current and future family members of Mr. Youakim. Mr. Youakim shares the power to dispose of these shares. These shares have been pledged to J P Morgan Nominees Australia Pty Limited (“J P Morgan”) in connection with a loan made to Mr. Youakim by J P Morgan. In addition, shares include options to purchase 250,000 shares of common stock.

ITEM 5. DIRECTORS AND EXECUTIVE OFFICERS.

Directors and Officers

Our directors and executive officers and their respective ages as of May 31, 2021 are as follows:

Name	Age	Position
DIRECTORS:
Charles Youakim	44	Executive Chairman and Chief Executive Officer
Paul Paradis	38	Executive Director and President
Paul Lahiff	69	Independent Non-Executive Director
Kathleen Pierce-Gilmore	44	Independent Non-Executive Director
Mike Cutter	56	Independent Non-Executive Director
Paul Purcell	46	Independent Non-Executive Director

EXECUTIVE OFFICERS:
Karen Hartje	64	Chief Financial Officer
Veronica Katz	53	Chief Revenue Officer
Candice Ciresi	50	General Counsel
Killian Brackey	26	Chief Technology Officer

Charles Youakim

Mr. Youakim is our co-founder, Executive Chairman, and Chief Executive Officer of Sezzle. Mr. Youakim is a serial technology entrepreneur with nearly ten years of experience in growing fintech companies from inception to large-scale businesses. Mr. Youakim began his career as an engineer and software developer. After successfully advancing in his early career, he returned to business school where he was able to focus on expanding his knowledge of finance, marketing, and business strategy.

In 2010, after completing business school, Mr. Youakim founded his first payments company, Passport Labs, Inc. (“Passport”). Passport became a leader in software and payments for the transportation industry. At Passport, Mr. Youakim led the construction and the original technology and led the company as it disrupted the industry through the introduction of white label systems and payment wallets. Passport is the technology behind enterprise transportation installations like ParkChicago, ParkBoston, and the GreenP in Toronto.

Mr. Youakim co-founded Sezzle in 2016 and also planned much of the business’ technology architecture. Mr. Youakim has a degree in Mechanical Engineering from the University of Minnesota and an MBA from the Carlson School of Management at the University of Minnesota. Mr. Youakim does not currently hold any other directorships. We believe Mr. Youakim is well-qualified to serve as a member of our board of directors due to his perspective and experience from serving as co-founder and Chief Executive Officer of Sezzle, as well as his experience leading other technology companies.

Paul Paradis

Mr. Paradis co-founded Sezzle and has served as a member of our board of directors since July 2019. Mr. Paradis has served as President since July 2020 and, prior to President, Mr. Paradis was our Chief Revenue Officer since May 2016. Mr. Paradis has extensive experience in sales and marketing. He began his career in sales with the Minnesota Timberwolves. He left the Timberwolves to attain his MBA from the Carlson School of Management at the University of Minnesota, where he focused on marketing and strategy. After graduating from the Carlson School of Management, Mr. Paradis spent six years leading sales and marketing at Dashe & Thomson and the Abreon Group, which are boutique management consultancies focus on IT transportation adoption. Mr. Paradis left the Abreon Group in 2016 when he co-founded Sezzle. At Sezzle, Mr. Paradis oversees sales, marketing, partnerships, and merchant development.

Mr. Paradis has a Bachelor of Arts in Political Science from Davidson College and an MBA from the University of Minnesota. Mr. Paradis does not currently hold any other directorships. We believe Mr. Paradis is well-qualified to serve as a member of our board of directors due to his experience from serving as co-founder and President at Sezzle, in addition his experience in strategic technology industries.

Paul Lahiff

Mr. Lahiff has served as a member of our board of directors since May 2019. Mr. Lahiff was previously Chief Executive Officer of Mortgage Choice and prior to that, Chief Executive Officer of Permanent Trustee and Heritage Bank. He previously held roles on the boards of directors with Sunsuper, Thorn Group, New Payments Platform Australia, RFi, Cuscal and Cancer Council NSW. Mr. Lahiff holds a Bachelor of Science from the University of Sydney and is a graduate of the Australian Institute of Company Directors. Mr. Lahiff is a Non-Executive Director of AUB Holdings and NESS Superannuation and the Chairman of Harmoney. Mr. Lahiff is a Senior Non-Executive Director at 86400. We believe Mr. Lahiff is well-qualified to serve as a member of our board of directors due to his senior management experience and prior and other director roles.

Kathleen Pierce-Gilmore

Ms. Pierce-Gilmore has served as a member of our board of directors since May 2019. Ms. Pierce-Gilmore has been a payments and fintech executive for 20+ years across firms. She is currently the Head of Global Payments at Silicon Valley Bank, where she began in August 2020. Prior to Silicon Valley Bank, she was the Chief Executive Officer of Lingua Franca from August 2019 to March 2020. Before Lingua Franca, she was Chief Executive Officer of Flexa Technologies from March 2018 to September 2018, before which she was President and Chief Operating Officer of Raise Marketplace since October 2017. Prior to Raise Marketplace, Ms. Pierce-Gilmore was General Manager of Consumer Credit at PayPal from September 2015 to October 2017. In addition to her deep expertise in customer experience, consumer lending, product development, and P&L management, Ms. Pierce-Gilmore has also led businesses on the merchant side of the payments ecosystem.

Ms. Pierce-Gilmore graduated with a Bachelor of Arts from the Integrated Sciences Program at Northwestern University and has recently completed the Non-Executive Director Diploma program through the Financial Times. Ms. Pierce-Gilmore also serves as a Director for Tala. We believe Ms. Pierce-Gilmore is well-qualified to serve as a member of our board of directors due to her management experience in the payment technology industry.

Paul Purcell

Mr. Purcell has served as a member of our board of directors since March 2019. Mr. Purcell has invested in financial services companies (public and private markets) for nearly 20 years. He retains a specific specialization in emerging financial innovation as well as non-bank financial services. He has been the Chief Investment Officer of Jupiter Management since January 1, 2019 and prior to assuming that position led the sourcing and origination of investments at Continental Investors since 1999. Mr. Purcell is a frequent panelist at industry conferences and has published several articles on the trends and developments in the emerging commerce and financial services marketplaces.

Before joining Continental Investors, Mr. Purcell was a co-founder of Continental Advisors, a manager of two sector-based hedge funds. He was also Manager of Internet marketing at the Chicago Board Options Exchange (CBOE), a department he helped found.

Mr. Purcell is a graduate of the University of San Diego where he is a member of the Board of Trustees. He currently serves on the board of directors of Align Income Share Funding, Listo!, Veritec Solutions, Drizly, Winestyr Pearachute, Intuition LLC, CarHop, and What’s Next Media. We believe Mr. Purcell is well-qualified to serve as a member of our board of directors due to his various experiences in financial services industry and his service as a director at numerous companies.

Michael Cutter

Mr. Cutter has served as a member of our board of directors since June 2020. Prior to serving as a director, Mr. Cutter served as an advisor to the board from May 2019 until joining as a member of the board of directors. Mr. Cutter has more than 33 years’ experience in a wide range of financial services businesses in Australia, New Zealand, Asia and Europe.

Most recently from 2015 to 2019 he served as the Group Managing Director for the information services business Equifax ANZ. Prior to that he held various CEO, CRO, Product and Operations roles with GE, ANZ, Wesfarmers, Halifax/BankOne and NAB.

Mr. Cutter is a Graduate of the Australian Institute of Company Directors (GAICD) and a Senior Fellow of the Financial Services Institute of Australia and has previously served on the board of directors of the Women’s Cancer Foundation, Ovarian Cancer Institute, the Australian Finance Congress, the National Insurance Brokers Association and the Australian Retail Credit Association.

In addition to his role with Sezzle, Mr. Cutter is currently a director for Pepper Money Australia New Zealand, a Board Advisor to PNO Insurance and serves as a Director for Kadre Consulting. Mr. Cutter has a Bachelor of Science (Hons) from Hertfordshire University. We believe Mr. Cutter is well-qualified to serve as a member of our board of directors due to his experiences in the financial services industry across varied geographical locations.

Executive Officers

Set forth below is biographical information for our executive officers, other than Messrs. Youakim and Paradis.

Karen Hartje

Ms. Hartje has served as our Chief Financial Officer since April 2018. From April 2016 until joining Sezzle, Ms. Hartje operated her own financial consulting business, Grand Group LLC, and was an Interim CFO of Robert Half, Inc. Prior to her own consulting business, Ms. Hartje occupied finance and credit management roles at Bluestem Brands, a retail finance company that was a reboot of Fingerhut Direct Marketing and generated well over $1 billion in retail sales. Ms. Hartje was on the founding team of Bluestem Brands, where she led the finance department reporting to the President of Bluestem Brands. During her tenure, Ms. Hartje led financial planning and analysis, management of credit policies, and forecasting. Bluestem Brands was acquired in 2014. Before Bluestem Brands, Ms. Hartje started her career with KPMG and has held senior leadership positions at US Bank and Lenders Trust. Ms. Hartje has sat on the not-for-profit board of Saint Paul Figure Skating Club, Inc. since 2015, and was previously a member of the board of Upworks from 2016 to 2018. Ms. Hartje has a Bachelor of Arts in accounting from the University of Minnesota and was a certified public accountant (expired).

Veronica Katz

Ms. Katz has served as our Chief Revenue Officer since July 2020. In this role, Ms. Katz leads the revenue organization, including sales, marketing, merchant success and strategic partnership teams. She previously served in various roles at PayPal since 2011, including Vice President of Global Accounts, Vice President of Large Enterprise, and General Manager of Large Enterprise Client Growth among others. Prior to that, she was the Vice President of Strategic Marketing and Business Development at The Bridal Group (David’s Bridal, Inc.).

Candice Ciresi

Ms. Ciresi has served as our General Counsel since August 2020. She previously served as an independent contractor for various entities performing a broad array of transactional and legal work since 2019. Prior to that, Ms. Ciresi was the General Counsel for Vital Images, Inc. from 2016 to 2019. Ms. Ciresi previously held various senior legal positions at Stratasys, Inc., Covidien, Ltd., Kroll Ontrack, Inc. and MTS Systems Corporation, Inc.

Killian Brackey

Mr. Brackey has served as our Chief Technology Officer since November 2018. In this role, Mr. Brackey leads the engineering team and coordinates across internal stakeholders on product development. He previously served as a software engineer, where he documented, designed and implemented components of the software underlying Sezzle’s core products, and as a Vice President of Engineering at Sezzle since June 2016, where he managed the software product process. Prior to joining Sezzle, Mr. Brackey worked in the information technology department at the University of Minnesota.

ITEM 6. EXECUTIVE COMPENSATION.

The following discussion and analysis of compensation arrangements should be read with the compensation tables and related disclosures set forth below. This discussion contains forward looking statements that are based on our current plans and expectations regarding future compensation programs. The actual compensation programs that we adopt may differ materially from the programs summarized in this discussion.

This section describes the material elements of the compensation awarded to, earned by, or paid to our Executive Chairman and Chief Executive Officer, Charlie Youakim, and our two most highly compensated executive officers (other than our Executive Chairman and Chief Executive Officer), Paul Paradis, our Executive Director and President, and Karen Hartje, our Chief Financial Officer, for our fiscal year ended December 31, 2020. These executives are collectively referred to in this “Executive Compensation” section as our named executive officers. As an “emerging growth company” as defined in the JOBS Act, we are not required to include a Compensation Discussion and Analysis section and have elected to comply with the scaled disclosure requirements applicable to emerging growth companies.

Summary Compensation Table

The following table sets forth the compensation paid to, received by, or earned during each of fiscal year 2020 and 2019 by each of our named executive officers.

Name and principal position	Year	Salary ($)	Bonus ($)	Stock awards ($)(1)	Option awards ($)(2)		Nonequity incentive plan compensation ($)(4)	All other compensation ($)	Total ($)
Charles Youakim, Executive	2020	250,000	-	-	750,000	(3)	97,652	-	1,097,652
Chairman and Chief Executive Officer	2019	212,228	-	-	298,172		-	-	510,400

Paul Paradis, Executive	2020	250,000	-	-	750,000	(3)	96,055	-	1,096,055
Director and President	2019	174,455	-	-	298,172		-	-	472,627

Karen Hartje,	2020	250,000	-	59,579	750,000		110,945	-	1,170,524
Chief Financial Officer	2019	209,673	-	-	298,172		-	-	507,845

(1)	Amounts reported represent the grant date fair value, computed in accordance with FASB ASC Topic 718, of restricted stock units (“RSUs”) granted to Ms. Hartje under the 2019 Equity Incentive Plan, disregarding the effects of estimated forfeitures. For assumptions used in valuing the RSUs, please see Note 16 to the financial statements included elsewhere in this registration statement.

(2)	For 2020, amounts reported represent the grant date fair value of the LTIP Options, as defined below, computed in accordance with FASB ASC Topic 718 and based on the following assumptions: risk-free interest rate of 0.68%; expected volatility of 93.0%; expected term of 9.61 years; expected dividend rate of 0% and the probable achievement of the underlying performance goal at the time of grant. Under FASB ASC Topic 718, the vesting condition related to the LTIP Options is considered a market condition and not a performance condition. Accordingly, there is no grant date fair value below or in excess of the amount reflected in the table above for the named executive officers that could be calculated and disclosed based on achievement of the underlying market condition. For 2019, the amounts reported represent the grant date fair value, computed in accordance with FASB ASC Topic 718, of stock options issued to our named executive officers to purchase 500,000 shares of our common stock at $0.84 per share. Twenty-five percent (25%) of the shares subject to these options vested on the one-year anniversary of the date of grant (July 27, 2020), and the remaining shares vest in equal monthly installments over a 36-month period thereafter. There are no performance-based vesting conditions applicable to these stock options.

(3)	As described in more detail below, the LTIP Options granted to Messrs. Youakim and Paradis to purchase 1,171,875 shares of common stock were rescinded in order to provide stockholders with the ability to approve the awards in accordance with ASX listing standards. At the Company’s June 11, 2021 annual meeting (the “Annual Meeting”), stockholders approved the issuance of up to 1,500,000 performance-based restricted stock units (“PRSUs”) to each of Messrs. Youakim and Paradis that are intended to replicate the performance conditions of the LTIP Options.

(4)	Amounts reflect 2020 STIP bonus amounts for each named executive officer, which were delivered to Ms. Hartje in the form of RSUs that fully vest on October 15, 2021 and, following the approval by our stockholders at the Annual Meeting, have been similarly delivered to Messrs. Youakim and Paradis, which fully vest on December 15, 2021.

Narrative Disclosure to Summary Compensation Table

Base Salary

The initial base salaries of our named executive officers were set forth in their respective employment agreements and have been periodically reviewed by the Remuneration and Nomination Committee. For 2020, each of our named executive officers had a base salary of $250,000.

Short-Term Incentive Plan (“STIP”)

Our named executive officers are eligible to participate in our STIP, which provides an annual bonus opportunity based on a combination of a Company Performance Score (“CPS”) and individual performance. For 2020, CPS was determined by the Remuneration and Nomination Committee based on Company performance within four weighted categories: growth (50%), stakeholder satisfaction (20%), optimization (15%), and innovation (15%). After evaluating applicable metrics within these categories, including revenue, UMS, Active Consumers, stakeholder satisfaction and Net Transaction Margin, the Remuneration and Nomination Committee determined the CPS to be 78.6. The Remuneration and Nomination Committee then evaluated individual performance for each of our named executive officers and determined the STIP bonus amounts for 2020 that are set forth in the Summary Compensation Table above.

STIP bonus amounts for each named executive officer, which cannot exceed a maximum of 50% of the base salary for the named executive officer for the performance year, were delivered in the form of RSUs. For Messrs. Youakim and Paradis, the grants of the RSUs were subject to prior stockholder approval under ASX listing rules. Stockholders approved the RSU grants to Messrs. Youakim and Paradis at the Annual Meeting.

Long-Term Incentive Plan (“LTIP”)

Our named executive officers are also eligible to participate in our LTIP, which provides for grants of stock options under the 2019 Equity Incentive Plan, with vesting subject to the satisfaction of both time- and performance-based vesting conditions over a three-year period. The performance-based vesting condition for LTIP stock options granted during 2020 consists of the Company’s total shareholder return (“TSR”) measured against that of the S&P/ASX All Technology Index (excluding materials and energy companies) for each one-year period within the three-year performance period starting on January 1, 2020 and ending on December 31, 2022. For comparative purposes, our volume weighted average price (“VWAP”) over a 30-day period up to the end of the relevant performance period will be used and compared to the average S&P/ASX All Technology Index price over that same period. One-third of the total number of LTIP Options, as defined below, are eligible to be earned each year within the three-year performance period based on the following TSR performance for the applicable year:

Comparative TSR Target	Percentage of LTIP Options Earned (Measured on an Annual Basis)
Less than 51st percentile of companies in S&P/ASX All Technology Index (excluding materials and energy companies)	0%

Greater than or equal to 51st percentile but less than the 90th percentile of companies in S&P/ASX All Technology Index (excluding materials and energy companies)	Pro rata between 1% and 100%

Greater than or equal to 90th percentile of companies in S&P/ASX All Technology Index (excluding materials and energy companies)	100%

The board of directors has the discretion to amend the comparative TSR performance condition at any time during the performance period applicable to the LTIP Options if the board of directors believes it is appropriate to do so to reflect the Company’s circumstances. Any LTIP Options that are earned for a measurement year within the three-year performance period remain subject to a time-based vesting condition, which is satisfied upon the named executive officer’s continued employment with the Company through December 31, 2022.

On May 22, 2020, each of our named executive officers received a stock option grant under the LTIP to purchase 1,171,875 shares of our common stock at an exercise price of $1.37 (using a conversion rate of A$1.53 to $1.00) per share, based on the closing sale price of CDIs on the ASX on May 21, 2020 (the “LTIP Options”). The number of shares subject to the LTIP Options was calculated so that the Monte Carlo value of each LTIP Option was equal to 300% of the executive’s salary in effect at the time (i.e., 100% for each of the three years in the performance period). Subsequently, on October 22, 2020, the LTIP Options granted to Messrs. Youakim and Paradis were rescinded in order to provide stockholders with the ability to approve the awards in accordance with ASX listing standards. At the Annual Meeting, stockholders approved the issuance of up to 1,500,000 PRSUs to each of Messrs. Youakim and Paradis that are intended to replicate the performance conditions of the LTIP Options.

Agreements with our Named Executive Officers

Each of our named executive officers is party to an employment agreement with us dated June 1, 2019 that sets forth the terms and conditions of his or her employment, including an annual base salary, which has subsequently been increased, and the ability to participate in the Company’s employee stock option plan, as described below. In addition, our named executive officers are bound by certain restrictive covenant obligations pursuant to a Proprietary Information, Inventions, Non-Competition and Non-Solicitation Agreement, including covenants relating to non-disclosure and use of proprietary information and assignment of inventions, as well as a covenant not to compete or solicit certain of our service providers, customers or prospective customers and suppliers during employment and for a period of one-year immediately following termination of employment for any reason.

Employee and Retirement Benefits and Perquisites

We currently provide our named executive officers with the same broad-based health and welfare benefits, including health, vision and dental insurance, which are available to our U.S.-based full-time employees. In addition, we maintain a 401(k) retirement plan for our U.S.-based full-time employees under which we may make discretionary matching and/or profit-sharing contributions. Other than the 401(k) plan, we do not provide any qualified or non-qualified retirement or deferred compensation benefits to our employees, including our named executive officers. In addition, we do not currently provide any perquisites to our named executive officers.

Outstanding Equity Awards at Fiscal Year-End 2020

The following table sets forth information regarding outstanding option awards and unvested stock awards held by each of the named executive officers on December 31, 2020.

	Option Awards						Stock Awards
Name (a)	Number of securities underlying unexercised options (#) exercisable (b)	Number of securities underlying unexercised options (#) unexercisable (c)	Equity incentive plan awards: Number of securities underlying unexercised unearned options (#) (d)	Option exercise price ($) (e)		Option expiration date (f)	Number of shares or units of stock that have not vested (#) (g)		Market value of shares or units of stock that have not vested ($) (h)	Equity incentive plan awards: Number of unearned shares, units or other rights that have not vested (#) (i)	Equity incentive plan awards: Market or payout value of unearned shares, units or other rights that have not vested ($) (j)
Charlie Youakim	177,083	322,917	--	$0.84	(1)	July 26, 2029	-		$-	-	$-

Paul Paradis	177,083	322,917	--	$0.84	(1)	July 26, 2029	-		$-	-	$-

Karen Hartje	177,083	322,917	--	$0.84	(1)	July 26, 2029	-
	1,156,666	578,334	--	$0.05	(2)	August 25, 2028
	-	390,625	781,250	$1.37	(3)	January 1, 2030
							10,651	(4)	$50,608

(1)	Reflects stock options that vested as to 25% of the shares subject to the award on the one-year anniversary of the date of grant (July 27, 2020), with the remaining shares vesting in equal monthly installments over a 36-month period thereafter.

(2)	Reflects stock options granted to Ms. Hartje in connection with her commencement of employment with the Company that vested as to 25% of the shares subject to the award on the one-year anniversary of the date of grant (August 26, 2018), with the remaining shares vesting in equal monthly installments over a 36-month period thereafter.

(3)	Reflects LTIP Options that vest based on the satisfaction of both a time and performance-based vesting condition over a three-year period ending December 31, 2022. Please see “Long-Term Incentive Plan (“LTIP”)” for additional detail regarding the comparative TSR performance vesting condition. Exercise price amounts were converted from AUD to U.S. Dollars using a conversion rate of A$1.53 to $1.00, representing the exchange rate on the May 22, 2020 grant date.

(4)	Reflects RSUs granted to Ms. Hartje that vested six months following their respective date of grant; all such RSUs vested as of June 15, 2021 in accordance with their terms.

Potential Payments Upon Termination of Employment

Each of our named executive officers is entitled to severance and other benefits upon a termination of employment in certain circumstances, as described below. The employment of our named executive officers may be terminated: (i) at any time upon mutual written agreement of the parties; (ii) by us immediately and without prior notice for cause (as defined in the named executive officer’s employment agreement); (iii) immediately upon death or disability; (iv) by us other than for cause with advance written notice of at least 12 months (six months, in the case of Ms. Hartje); or (v) by the named executive officer, other than due to death or disability, with advance written notice of at least 12 months (six months, in the case of Ms. Hartje). In lieu of providing the written notice described above, the Company may elect to make a payment to the named executive officer equal to the regular compensation that the named executive officer would have earned over the applicable notice period.

In addition, in the event that a named executive officer’s employment is terminated by the Company in connection with, or within the three-year period following, a change of control (as defined in the Company’s employee stock option plan), all stock options held by the named executive officer under such plan will immediately vest and become exercisable.

Equity Plans

2016 Employee Stock Option Plan

The Company adopted the 2016 Employee Stock Option plan on January 16, 2016 (the “2016 Stock Option Plan”). The purposes of the 2016 Stock Option Plan were to attract and retain the best available personnel for positions of substantial responsibility, to provide additional incentive to employees and consultants, and to promote the success of the Company’s business. The number of shares authorized for issuance under the 2016 Stock Option Plan was 10,000,000 shares. As of December 31, 2020, there were 6,844,170 shares subject to options and 156,556 shares subject to restricted stock awards, in each case issued and outstanding under the 2016 Stock Option Plan.

The 2016 Stock Option Plan was superseded upon the adoption of the 2019 Equity Incentive Plan (discussed below) by the Company, although the terms of the 2016 Stock Option Plan continue to apply to awards granted under that plan.

2019 Equity Incentive Plan

On June 24, 2019, the board of directors adopted, and on June 1, 2020 our stockholders amended, the Sezzle Inc. 2019 Equity Incentive Plan (the “2019 Equity Incentive Plan”). The 2019 Equity Incentive Plan permits the grant of incentive stock options to our employees and the grant of nonqualified stock options, stock appreciation rights, restricted stock or restricted CDI awards, restricted stock units, dividend equivalent rights, and performance awards to our employees, directors, and consultants. Subject to adjustment, the maximum number of shares and CDIs that may be granted under the 2019 Equity Incentive Plan is 26,000,000. Shares and CDIs underlying awards that terminate, expire, are surrendered or lapse for any reason will become available for subsequent awards under the 2019 Equity Incentive Plan. This summary is not a complete description of all provisions of the 2019 Equity Incentive Plan and is qualified in its entirety by reference to the 2019 Equity Incentive Plan.

Plan Administration. The Remuneration and Nomination Committee administers the 2019 Equity Incentive Plan. As used in this summary, the term “administrator” refers to the Remuneration and Nomination Committee and its authorized delegate, as applicable. Subject to the provisions of the 2019 Equity Incentive Plan, the administrator has the authority to, among other things, construe, interpret and administer the 2019 Equity Incentive Plan and all award agreements, determine eligibility for and grant, or recommend to the board of directors for approval to grant, awards under the 2019 Equity Incentive Plan, determine the form of settlement of awards under the 2019 Equity Incentive Plan, prescribe, amend and rescind rules and regulations, amend any outstanding award agreement in any respect, including to accelerate the time or times at which an award becomes vested or shares are delivered under an award, and otherwise make all determinations necessary or advisable in administering the 2019 Equity Incentive Plan.

Non-transferability of Awards. The 2019 Equity Incentive Plan generally does not allow for the transfer of awards and awards may generally be exercised only by the holder of an award during his or her lifetime.

Adjustments upon Changes in Capitalization, Merger, or Certain other Transactions. The 2019 Equity Incentive Plan provides that in the event of any increase or decrease in the number of issued shares or CDIs resulting from a recapitalization, stock split, reverse stock split, stock dividend, spinoff, split up, combination, reclassification or exchange of CDIs or shares, merger, consolidation, rights offering, separation, reorganization or liquidation, or any other change in our corporate structure, CDIs or shares, the administrator will make appropriate adjustments to the number and kind of CDIs or shares underlying any then-outstanding awards under the 2019 Equity Incentive Plan, any exercise or strike prices relating to awards under the 2019 Equity Incentive Plan and any other provision of awards affected by such change.

In the case of a change in control, the administrator will determine the effect of such change in control on awards, which determination may include taking any of the following actions: (i) the settlement of awards in cash or securities; (ii) the assumption of outstanding awards or for the grant of substitute awards; (iii) the modification of the terms of awards to add events, conditions or circumstances upon which the vesting of awards or the lapse of restrictions applicable to awards will accelerate; (iv) the deemed satisfaction of any performance conditions at target, maximum or actual performance through the closing of the change in control or for the performance conditions to continue after such closing; (v) acceleration of awards; and (vi) the full exercisability, for a period of at least 20 days prior to the change in control, of any stock options or stock appreciation rights that would not otherwise become exercisable prior to the change in control (with any such exercise contingent upon the occurrence of the change in control), with any stock options or stock appreciation rights not exercised prior to the consummation of the change in control terminating as of the consummation of the change in control.

Amendment and Termination. Subject to the ASX Listing Rules, the board of directors may, from time to time, suspend, discontinue, revise or amend the 2019 Equity Incentive Plan, provided, however, that no such action may materially adversely impair the rights under any outstanding award without the consent of the holder of the award.

2021 Equity Incentive Plan

The board of directors, upon the recommendation of the Remuneration and Nomination Committee, adopted the 2021 Equity Incentive Plan, which was subsequently approved by the Company’s stockholders at the Annual Meeting, as a replacement for the 2019 Equity Incentive Plan. This summary is not a complete description of all provisions of the 2021 Equity Incentive Plan and is qualified in its entirety by reference to the 2021 Equity Incentive Plan.

Purpose. The purpose of the 2021 Equity Incentive Plan is to advance the interests of the Company by providing for the grant of stock and stock-based awards to the Company’s employees, directors, and consultants.

Administration. The 2021 Equity Incentive Plan is administered by the administrator, who has the discretionary authority to, among other things, administer and interpret the 2021 Equity Incentive Plan and any awards granted under it, determine eligibility for and grant awards, determine the exercise price, base value from which appreciation is measured, or purchase price, if applicable to any award, determine, modify, accelerate or waive the terms and conditions of any award, determine the form of settlement of awards, prescribe forms, rules and procedures for awards and otherwise do all things necessary or desirable to carry out the purposes of the 2021 Equity Incentive Plan. Determinations of the administrator under the 2021 Equity Incentive Plan will be conclusive and binding upon all parties. To the extent permitted by applicable law, the administrator may delegate certain of its powers under the 2021 Equity Incentive Plan to one or more of its members or members of the board of directors, officers of the Company or other employees or persons. As used in this summary, the term “administrator” refers to the Remuneration and Nomination Committee or its authorized delegates, as applicable.

Eligibility. Employees, directors, and consultants of us or our subsidiaries are eligible to participate in the 2021 Equity Incentive Plan. Eligibility for stock options intended to be incentive stock options under the U.S. tax code (ISOs) is limited to our employees or employees of a “parent corporation” or “subsidiary corporation” of the Company. Eligibility for stock options, other than ISOs, and SARs is limited to individuals who are providing direct services on the grant date to us or certain of our subsidiaries.

Authorized Shares. Subject to adjustment as described below, the maximum number of shares of our common stock that may be delivered in satisfaction of awards under the 2021 Equity Incentive Plan is 25,000,000 shares of common stock (“the initial share pool”). The initial share pool will automatically increase on January 1 of each year from 2022 to 2031 by the lesser of (i) four percent (4%) of the number of shares of our common stock outstanding as of the close of business on the immediately preceding December 31st and (ii) the number of shares of common stock determined by the board of directors on or prior to such date for such year (the initial share pool, as so increased, the “Share Pool”). The following rules apply in respect of the Share Pool:

●	Shares of our common stock withheld by us in payment of the exercise price or purchase price of an award or in satisfaction of tax withholding requirements will not reduce the Share Pool.

●	Shares of our common stock underlying awards that are settled in cash or that expire, become unexercisable, or that terminate or are forfeited to or repurchased by us due to failure to vest will not reduce the Share Pool.

●	Shares of our common stock delivered under awards in substitution for awards of an acquired company that are converted, replaced or adjusted in connection with the acquisition (“Substitute Awards”) will not reduce the Share Pool.

Shares of common stock that may be delivered under the 2021 Equity Incentive Plan may be authorized but unissued shares, treasury shares or previously issued shares acquired by the Company.

Director Limits. With respect to any non-employee director in any calendar year, the aggregate value of all compensation granted or paid, including awards granted under the 2021 Equity Incentive Plan, may not exceed $750,000.00 in the aggregate ($1 million in the aggregate with respect to a director’s first calendar year of service on the board of directors). The foregoing limits will not apply to any compensation granted or paid to a non-employee director for his or her service to us or one of our subsidiaries other than as a director, including, without limitation, as a consultant or advisor to us or one of our subsidiaries.

Types of Awards. The 2021 Equity Incentive Plan provides for the grant of stock options, SARs, restricted and unrestricted stock and stock units, performance awards and other awards that are convertible into or otherwise based on our common stock. Dividend equivalents may also be provided in connection with awards under the 2021 Equity Incentive Plan.

●	Stock Options and SARs. The administrator may grant stock options, including ISOs, and SARs. A stock option is a right entitling the holder to acquire shares of our common stock upon payment of the applicable exercise price. A SAR is a right entitling the holder upon exercise to receive an amount (payable in cash or shares of equivalent value) equal to the excess of the fair market value of the shares subject to the right over the base value from which appreciation is measured. The exercise price of each stock option, and the base value of each SAR, granted under the 2021 Equity Incentive Plan will be no less than 100% of the fair market value of a share of our common stock on the date of grant (110% in the case of certain ISOs). Other than in connection with certain corporate transactions or changes to our capital structure, stock options and SARs granted under the 2021 Equity Incentive Plan may not be repriced or substituted for by new stock options or SARs having a lower exercise price or base value, nor may any consideration be paid upon the cancellation of any stock options or SARs that have a per share exercise or base price greater than the fair market value of a share of our common stock on the date of such cancellation, in each case, without stockholder approval. Each stock option and SAR will have a maximum term not more than ten years from the date of grant (or five years, in the case of certain ISOs).

●	Restricted and Unrestricted Stock and Stock Units. The administrator may grant awards of stock, stock units, restricted stock and restricted stock units. A stock unit is an unfunded and unsecured promise, denominated in shares, to deliver shares or cash measured by the value of shares in the future, and a restricted stock unit is a stock unit that is subject to the satisfaction of specified performance or other vesting conditions. Restricted stock is stock subject to restrictions requiring that it be redelivered or offered for sale to us if specified conditions are not satisfied.

●	Performance Awards. The administrator may grant performance awards, which are awards subject to performance criteria.

●	Other Stock-Based Awards. The administrator may grant other awards that are convertible into or otherwise based on shares of our common stock, subject to such terms and conditions as are determined by the administrator.

●	Substitute Awards. The administrator may grant Substitute Awards, which may have terms and conditions that are inconsistent with the terms and conditions of the 2021 Equity Incentive Plan.

Vesting; Terms of Awards. The administrator will determine the terms of all awards granted under the 2021 Equity Incentive Plan, including the time or times an award will vest or become exercisable, the terms on which awards will remain exercisable and the effect of termination of a participant’s employment or service on awards. The administrator may at any time accelerate the vesting or exercisability of an award.

Transferability of Awards. Except as the administrator may otherwise determine, awards may not be transferred other than by will or by the laws of descent and distribution.

Performance Criteria. The 2021 Equity Incentive Plan provides for grants of performance awards subject to “performance criteria.” Performance criteria are specified criteria, other than the mere continuation of employment or the mere passage of time, the satisfaction of which is a condition for the grant, exercisability, vesting, or full enjoyment of the award. Performance criteria and any related targets may be applied to a participant individually or to a business unit or division of the Company or the Company as a whole. Performance criteria may also be based on individual performance and/or subjective performance criteria. The administrator may provide that performance criteria applicable to an award will be adjusted in a manner to reflect events (for example, but without limitation, acquisitions or dispositions) occurring during the performance period that affect the applicable performance criteria.

Effect of Certain Transactions. In the event of a consolidation, merger or similar transaction in which the Company is not the surviving corporation or which results in the acquisition of all or substantially all of the Company’s then outstanding common stock by a single person or entity, a sale of all or substantially all of the Company’s assets or common stock, a dissolution or liquidation of the Company, or any other transaction the administrator determines to be a covered transaction, the administrator may, with respect to outstanding awards, provide for:

●	The assumption, substitution or continuation of some or all awards (or any portion thereof) by the acquirer or surviving entity;

●	The cash payment in respect of some or all awards (or any portion thereof) equal to the difference between the fair market value of the shares subject to the award and its exercise or base price, if any, on such terms and conditions as the administrator determines; and/or

●	The acceleration of exercisability or delivery of shares in respect of some or all awards.

Adjustment Provisions. In the event of a stock dividend, stock split or combination of shares (including a reverse stock split), recapitalization or other change in our capital structure, the administrator will make appropriate adjustments to the maximum number of shares that may be delivered under the 2021 Equity Incentive Plan; the number and kind of securities subject to, and, if applicable, the exercise price or base value of, outstanding or subsequently granted awards; and any other provisions affected by such event.

Clawback. The administrator may provide in any case that any outstanding award, the proceeds from the exercise or disposition of any award, and any other amounts received in respect of any award will be subject to forfeiture and disgorgement to the Company if the participant to whom the award was granted is not in compliance with any provision of the 2021 Equity Incentive Plan, any award, or any restrictive covenant with the Company. Each award is subject to any policy of the Company that relates to trading on non-public information and permitted transactions with respect to shares of stock. In addition, each award will be subject to any policy of the Company that provides for forfeiture, disgorgement, or clawback with respect to incentive compensation that includes awards under the 2021 Equity Incentive Plan and will be further subject to forfeiture and disgorgement to the extent required by law or applicable stock exchange listing standards.

Effective Date, Amendments and Termination. The 2021 Equity Incentive Plan became effective upon stockholder approval at the Annual Meeting. No awards will be granted after the tenth anniversary of such approval. The administrator may at any time amend the 2021 Equity Incentive Plan or any outstanding award and may at any time terminate the 2021 Equity Incentive Plan as to future grants of awards. However, except as expressly provided in the 2021 Equity Incentive Plan or applicable award, the administrator may not alter the terms of an award so as to materially and adversely affect a participant’s rights without the participant’s consent (unless the administrator expressly reserved the right to do so at the time the award was granted). Any amendments to the 2021 Equity Incentive Plan will be conditioned on stockholder approval to the extent required by law or applicable stock exchange requirements.

Director Compensation

Under our bylaws, the board of directors establishes the fees for non-executive directors based on recommendations of the Remuneration and Nomination Committee. The board of director’s policy is to compensate non-executive directors at competitive market rates to attract and retain individuals of high caliber and quality, having regard to fees paid and/or options granted for comparable companies and the size, complexity, and spread of our operations.

We have entered into an individual appointment letter or agreement with each of our non-executive directors. Unless otherwise provided in such letter or agreement, our compensation structure for non-executive directors is to provide annual compensation in an amount equal to $41,379 for serving as a member of the board of directors, $13,793 for serving as either the Chair of the Remuneration and Nomination Committee or the Chair of the Audit and Risk Committee, and $6,897 for serving as a member of the Remuneration and Nomination Committee or the Audit and Risk Committee (using a conversion rate of A$1.45 to $1.00). Annual fees may be paid in cash or through grants of stock options, at the discretion of the non-executive director. Pursuant to his individual director agreement, Mr. Purcell received a restricted stock grant in respect of 350,000 shares in 2019 and did not receive the $41,379 annual fee for serving as a member of the board of directors in 2020.

The fees earned by the non-executive directors for the year ended December 31, 2020 are as set forth below:

Director Compensation

Name (a)	Fees earned or paid in cash ($)(1)	Stock awards ($)	Option awards ($)(2)	Non-equity incentive plan compensation ($)	Nonqualified deferred compensation earnings ($)	All other compensation ($)		Total ($)
Mike Cutter	55,172	-	-	-	-	$13,652	(3)	68,824

Paul Lahiff	68,966	-	-	-	-	-		68,966

Kathleen Pierce-Gilmore	55,172	-	-	-	-	-		55,172

Paul Purcell	13,793	-	-	-	-	-		13,793

(1)	Amounts converted from AUD to U.S. Dollars using a conversion rate of A$1.45 to $1.00, representing the average exchange rate during the year ended December 31, 2020.

(2)

As of December 31, 2020, our non-executive directors had stock options (or, in the case of Mr. Purcell, restricted stock) outstanding with respect to the following number of shares: Mr. Cutter – 250,000; Mr. Lahiff – 250,000; Ms. Pierce-Gilmore – 350,000; and Mr. Purcell – 350,000.

(3)	Reflects consulting fees paid to Mr. Cutter during 2020 prior to his appointment to our board of directors, which appointment was effective June 1, 2020.

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE.

Certain Relationships and Related Party Transactions

Other than the current employment agreements between us and each of our executive officers described in the “Executive Compensation” section of this registration statement there are no existing agreements or arrangements and there are no currently proposed transactions in which we were, or will be, a participant, in which the amount involved exceeded or will exceed $120,000 and in which any current director, executive officer, beneficial owner of more than 5% of our common stock, or entities affiliated with them, had or will have a material interest.

Policies and Procedures for Review and Approval of Related Party Transactions

The charter of our board of directors includes a written policy and procedure for related party transactions, which requires prompt disclosure of any circumstances giving rise to a reasonable possibility of conflict between a director’s personal or business interests, the interests of any person associated with them, or their duties to any other company on the one hand, and our interests or their duties to us on the other hand. Our Audit and Risk Committee is responsible for reviewing and approving all transactions in which we are a participant and in which any parties related to us, including our executive officers, directors, beneficial owners of more than 5% of our common stock, immediate family members of the foregoing persons and any other persons whom the board of directors determines may be considered related parties of us, has or will have a direct or indirect material interest. Transactions with related parties will also be subject to shareholder approval to the extent required by the ASX listing rules and any U.S. Securities exchange on which our common stock may be listed.

Corporate Governance

Our board currently consists of six members: Mr. Youakim, Mr. Paradis, Mr. Lahiff, Ms. Pierce-Gilmore, Mr. Purcell and Mr. Cutter. Our board of directors has undertaken a review of the independence of each director. Based on information provided by each director concerning her or his background, employment, and affiliations, our board of directors has determined that each of each of Mr. Cutter, Mr. Lahiff, Ms. Pierce-Gilmore and Mr. Purcell does not have relationships that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and that each of these directors is “independent.” We have assessed the independence of our directors with respect to the definition of independence prescribed by Nasdaq and the SEC. In making these determinations, our board of directors considered the current and prior relationships that each non-employee director has with our company and all other facts and circumstances our board of directors deemed relevant in determining their independence, including the beneficial ownership of our common stock by each non-employee director.

Board Committees

Our board of directors has established a remuneration and nominating committee and an audit and risk committee, each of which operate pursuant to a committee charter. Both committees are comprised of Mr. Lahiff, Ms. Pierce-Gilmore, Mr. Purcell and Mr. Cutter, each of whom the board has determined is independent under the definitions of independence prescribed by Nasdaq and the SEC. Further, our board of directors has determined that each member of our audit and risk committee can read and understand fundamental financial statements in accordance with Nasdaq audit committee requirements.

ITEM 8. LEGAL PROCEEDINGS.

From time to time, we may be subject to legal proceedings and claims in the ordinary course of business. We believe we are not presently a party to any legal proceedings that, if determined adversely to us, would be likely to have a material adverse effect on our business. Regardless of the outcome, legal proceedings can have an adverse impact on us because of defense and settlement costs, diversion of management resources and other factors. See “Item 1A. Risk Factors – Risks Related to Our Regulatory Environment – Litigation, regulatory actions, and compliance issues could subject us to fines, penalties, judgments, remediation costs, and requirements resulting in increased expenses.”

ITEM 9. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT’S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.

Market Information

Our CDIs, each representing one share of our common stock, have been listed on the Australian Securities Exchange (“ASX”) under the trading symbol “SZL” since July 30, 2019. Prior to such time there was no public market for our securities. There is no principal market in the United States for our CDIs or shares of our common stock. The following table sets forth the high and low sales prices for our CDIs as reported on the ASX for the periods indicated since the common began public trading and are reported in Australian dollars and as converted into U.S. Dollars. All currency conversions are based on the prevailing Australian dollar to U.S. Dollar rate on the last day of each respective quarter.

Common Stock
	Low (A$)	High (A$)	Low (US$)	High (US$)
Fiscal 2021
Second Quarter	A$6.97	A$9.84	US$5.39	US$7.65
First Quarter	A$6.15	A$11.63	US$4.68	US$8.86
Fiscal 2020
Fourth Quarter	A$5.38	A$8.39	US$4.15	US$6.47
Third Quarter	A$4.07	A$11.34	US$2.92	US$8.13
Second Quarter	A$0.80	A$4.28	US$0.55	US$2.95
First Quarter	A$0.37	A$2.01	US$0.23	US$1.23
Fiscal 2019
Fourth Quarter	A$2.07	A$2.72	US$1.46	US$1.91
Third Quarter (starting July 30, 2019)	A$2.03	A$2.73	US$1.37	US$1.84

In addition, we have been advised that our common stock has been quoted on the OTC Pink Market under the ticker symbol “SEZNL” since June 12, 2020. We did not initiate, request or grant permission for the quotation of our securities on that market, nor did we facilitate or participate in any of the trading that has occurred on the OTC Pink Market. The OTC Pink Market is not an established public trading market. We believe there has not been significant trading volume for our common stock in the United States. The following are the high and low bid prices, respectively, for our common stock as reported on OTC Pink for the following periods: quarter ended June 30, 2021, $12.00 and $6.05; quarter ended March 31, 2021, $10.00 and $5.10; quarter ended December 31, 2020, $5.50 and $4.30; quarter ended September 30, 2020, $5.80 and $3.55; and period from June 12 through June 30, 2020, $2.00 and $2.00. Any over-the-counter market quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not necessarily represent actual transactions. Our common stock will no longer trade on the OTC Pink Market in the event we list our common stock to a U.S. securities exchange.

Rule 144

Under applicable U.S. securities laws, all of the shares of our outstanding common stock are “restricted securities” as that term is defined in Rule 144 under the Securities Act. Restricted securities may be resold in the public market to U.S. persons as defined in Regulation S only if registered or if they qualify for an exemption from registration under the Securities Act, each as described in more detail below. We have not agreed to register any of our common stock for resale by security holders.

Because there is no public trading market for the shares in the United States, no sales in the United States under Rule 144 other than Rule 144(b)(1)(i) are likely to occur. Under Rule 144(b)(1)(i)), a person who is not deemed to have been an affiliate of ours at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least one year, is entitled to sell the shares without having to comply with the manner of sale, public information, volume limitation or notice filing provisions of Rule 144.

We believe that 158,231,529 shares of our common stock outstanding were eligible for resale under Rule 144 as of March 31, 2021, subject to applicable volume and manner of sale restrictions.

Holders

As of May 31, 2021, the Company had 15,998 record holders of its common stock (including shares of common stock represented by CDIs).

Dividend Policy

We have no current intent to pay cash dividends in the foreseeable future, and expect to retain all future earnings for use in the operation and expansion of our business. Payment of dividends is at the discretion of the board of directors, and the board of directors does not provide any assurance of the future amounts of dividends. In determining whether to declare future dividends, the directors will consider the general business environment, our operating results and financial condition, future funding requirements, capital management initiatives, taxation considerations, any contractual, legal or regulatory restrictions on the payment of dividends and any other factors the directors may consider relevant. Our credit facilities have covenants that limit our ability to pay dividends during the term of the agreement to November 14, 2021 to no more than 50% of retained earnings at the end of the previous December 31, provided retained earnings is a positive number.

No dividends on common stock were declared or issued during the year ended December 31, 2020. On June 23, 2019, the board of directors declared and issued a 15% stock dividend resulting in the issue of 909,451 Series A preferred stock to the existing holders of Series A-1 through A-5 preferred stock, valued at $0.8 million. All preferred stock was converted into common stock on July 24, 2019 in conjunction with our listing on the ASX.

Equity Compensation Plan Information

The Company maintains stock compensation plans which provide the offering of incentive and non-statutory stock options and restricted stock to employees, directors, and advisors of the Company. Equity-based compensation expense reflects the fair value of awards measured at the grant date and recognized over the relevant vesting period. The Company estimates the fair value of each stock option on the measurement date during Black-Scholes option valuation model which incorporates assumptions as to stock price volatility, the expected life of the options, risk-free interest rate and dividend yield. Equity-based compensation recorded totaled $7,010,844 and $1,167,265 for the years ended December 31, 2020 and 2019, respectively.

2016 Employee Stock Option Plan

The Company adopted the 2016 Employee Stock Option plan on January 16, 2016 (the “2016 Stock Option Plan”). The purpose of the plan is to encourage stock ownership among employees, Directors and consultants of the Company, to provide additional incentives for such individuals, and to assist Sezzle in attracting and retaining the best personnel. The number of shares authorized for issuance under the 2016 Stock Option Plan is 10,000,000 shares. The Company had 6,844,170 shares subject to options issued and outstanding as of December 31, 2020. Additionally, the Company had 156,556 shares of restricted stock awards issued and outstanding as of December 31, 2020. The weighted-average exercise price of the outstanding options was $0.05.

The 2016 Stock Option Plan was superseded upon the adoption of the 2019 Incentive Plan (discussed below) by the Company, although the terms of the 2016 Stock Option Plan continue to apply to awards granted under that plan.

2019 Equity Incentive Plan

The Company adopted the 2019 Equity Incentive Plan on June 25, 2019 (the “2019 Incentive Plan”) and the 2019 Incentive Plan was amended by the shareholders on June 1, 2020 to increase the number of shares authorized for issuance to 26,000,000 shares. The Company had 17,671,374 shares subject to options and 2,680,259 shares of restricted stock issued and outstanding as of December 31, 2020. The weighted-average exercise price of the outstanding options was $1.85.

The purpose of the 2019 Incentive Plan is to help the Company (a) attract and retain the best available personnel for positions of substantial responsibility; (b) to provide additional incentive to key employees, prospective employees and consultants; (c) to align the interests of such persons with the shareholders; and (d) promote the success of the Company’s business. The 2019 Incentive Plan is further intended to provide Sezzle with flexibility in its ability to motivate, attract, and retain the services of members of the board of directors, key employees, prospective employees and consultants upon whose judgment, interest, and special effort the successful conduct of the Company’s operation is largely dependent. The 2019 Incentive Plan is administered by the Remuneration and Nomination Committee. Subject to the provisions of the 2019 Incentive Plan, the administrator generally has the power to:

●	determine who will receive awards under the 2019 Incentive Plan;

●	the number of securities to be covered by each award;

●	the terms and conditions (not inconsistent with the terms of the 2019 Incentive Plan) or any award granted under the 2019 Incentive Plan, including, without limitation, the exercise or purchase price (if any) applicable to the award, the time or times when awards may be granted, may vest, may be exercised, and/or may be terminated or forfeited and any restriction or limitation regarding any award or the shares underlying any award;

●	specifically in the case of options: (i) the exercise price of any options granted, which will generally not be less than fair market value of the Company’s shares on the date the option is granted; (ii) the number of shares into which an option is exercisable, provided that such options may not be exercisable over a percentage of the Company’s share capital; (iii) the terms on which the options will become exercisable, and (iv) the termination or cancellation provisions application to the options which are granted, provided that the expiry date is, in most cases, not more than 10 years from the date the option was granted; and

●	to construe and interpret the terms of the 2019 Incentive Plan and any award agreement.

Employees and consultants of the Company and its subsidiaries and Directors of the Company are eligible to receive awards under the 2019 Incentive Plan. As of March 17, 2021, the Company had approximately 138 employees, 3 non-employee directors, and a limited number of outside consultants were eligible to participate in the 2019 Incentive Plan.

26,000,000 shares are reserved for issuance under awards granted under the plan. Awards under the 2019 Incentive Plan are subject to the following additional limits:

●	the aggregate dollar value of awards granted to any non-employee director (based on the fair market value of each award on the grant date) in any calendar year will not exceed US $250,000; and

●	the aggregate fair market value (determined as of the time of grant) of the shares with respect to which an incentive stock option (“ISO”) is exercisable for the first time by an eligible employee in any calendar year will not exceed $100,000.

The 2019 Incentive Plan provides for a grant of stock options, ISOs and nonqualified stock options (“NSOs”) restricted stock, dividend equivalents, restricted stock units (“RSUs”), performance-based award, other incentive awards and stock appreciation rights (“SARs”). Certain awards under the plan may constitute or provide for a deferral of compensation, subject to Section 409A of the Internal Revenue Code of 1986, as amended from time to time, or any successor thereto (the “Code”), which may impose additional requirements on the terms and conditions of such awards. All awards under the 2019 Incentive Plan will be set forth an award agreement, which will detail all terms and conditions of the awards, including any applicable vesting and payment terms and post-termination exercise limitations. Awards may be settled in shares, cash, CDIs, other securities, other awards, or other property.

A brief description of each award type follows:

●	Stock options, including ISOs, as defined under Section 422 of the Code, and NSOs, may be granted pursuant to the 2019 Incentive Plan. Stock options provide for the purchase of shares or CDIs in the future at an exercise price set on the grant date; provided, however, that ISOs shall only be issued with respect to shares (not CDIs). ISOs, by contrast to NSOs, may provide tax deferral beyond exercise and favorable capital gains tax treatment to their holders if certain holding periods and other requirements of the Code are satisfied. The exercise price of a stock option may not be less than 100% of the fair market value of the underlying share on the date of grant (or 110% in the case of ISOs granted to certain significant shareholders), except with respect to certain substitute options granted in connection with a corporate transaction. The term of a stock option may not be longer than ten years (or five years in the case of ISOs granted to certain significant shareholders). Vesting conditions determined by the plan administrator and set forth in the award agreement may apply to stock options and may include continued service, performance and/or other conditions.

●	SARS may be granted pursuant to the plan. SARs entitle their holder, upon exercise, to receive from the Company an amount equal to the appreciation of the shares or CDIs subject to the award between the grant date and the exercise date. The exercise price of a SAR may not be less than 100% of the fair market value of the underlying share or CDI, as applicable, on the date of grant and the term of a SAR may not be longer than ten years. Vesting conditions determined by the plan administrator and set forth in the award agreement may apply to SARs and may include continued service, performance and/or other conditions.

●	Restricted shares, restricted CDIs, RSUs, and performance-based awards may be granted pursuant to the 2019 Incentive Plan. Restricted shares and CDIs is an award of non-transferable shares of CDIs, as applicable, that remain forfeitable unless and until specified conditions are met, and which may be subject to a purchase price. RSUs represent the right to receive CDIs, shares, cash or other securities or property in the future, at such times, and subject to such conditions as the plan administrator shall determine. Performance-based awards are contractual rights to receive and equity-based, equity-related or cash-based awards in the future based on the attainment of specified performance goals, in addition to other conditions which may apply to these awards. Stock options, SARs, restricted shares, restricted CDIs and RSUs may constitute performance-based awards. Conditions applicable to restricted shares, restricted CDIs, RSUs and performance-based awards may be based on continuing service, the attainment of performance goals and/or such other conditions as the plan administrator may determine. In addition, with respect to a share of restricted stock or a restricted CDI, dividends which are paid prior to vesting shall only be paid out to the holder upon the release of restrictions on such share or CDI and, if such share or CDI is forfeited, the grantee shall have no right to dividends.

●	Dividend equivalents may be granted pursuant to the 2019 Incentive Plan. Dividend equivalents represent the right to receive the equivalent value of dividends that would be paid on shares or CDIs covered by such award if such shares or CDIs had been delivered pursuant to such award. The grantee of a dividend equivalent right will have only the rights of a general unsecured creditor of the Company until payments of such amounts are made as specified in the applicable award agreement.

All awards are subject to the provisions of any claw-back policy implemented by the Company to the extent set forth in the 2019 Incentive Plan and/or in the applicable award agreement. Other than by will or the laws of descent and distribution, awards under the 2019 Incentive Plan are generally non-transferable, and are exercisable only by the participant. With regard to tax withholding, exercise price and purchase price obligations arising in connection with awards under the plan, the plan administrator may, in its discretion, accept cash, check, or any other form of consideration approved by the Company and permitted by applicable law including a deduction or withholding from any payment or distribution to a grantee.

In the event of a sale of substantially all of the Company’s assets, merger or other change in control, as defined under the 2019 Incentive Plan, unless otherwise set forth in the applicable award agreement, each outstanding award will be treated as the administrator determines, including, but not limited to, settling the awards for an amount of cash or securities, providing for the adoption or substitution of the outstanding award, modifying the terms of such awards to add events, conditions, or circumstances upon which the vesting of such awards, or lapse of restrictions, will accelerate, deem and performance conditions satisfied at target, maximum or actual performance through closing or provide for the performance conditions to continue, accelerate the vesting of awards in full or on a pro-rata basis, the cancellation of the outstanding award if not exercised prior to the change in control on such terms and conditions as it deems appropriate, including providing for the cancellation of such outstanding award for no consideration.

Subject to compliance with applicable law or ASX listing rules, the Board may from time to time suspend, discontinue, revise, or amend the plan in any respect whatsoever provided no such amendment shall materially adversely impair the rights of any participant under any outstanding award, without his or her consent. Pursuant to the ASX listing rules and the Code, certain amendments may require the approval of our stockholders. The 2019 Incentive Plan will automatically terminate in 2029, unless terminated prior to such date.

The 2016 Stock Option Plan has not been approved by the Company’s stockholders. In June 2020, the Company’s stockholders approved an increase in the number of shares to be issued under the 2019 Incentive Plan from 10,000,000 to 26,000,000.

ITEM 10. RECENT SALES OF UNREGISTERED SECURITIES.

For the years ended December 31, 2018 and 2017, the Company entered into various Simple Agreement for Future Equity (SAFE) agreements with investors in exchange for proceeds of $30,000 and $2,316,000, respectively. The SAFE agreements have no maturity date and bear no interest. The agreements provide the rights of the investors to preferred stock in the Company upon an equity financing event as defined in the agreements. The agreements are subject to valuation caps ranging from $8,000,000 to $12,000,000 and have conversion discount rates ranging from 15% to 25%. Based on the terms of the SAFE agreements, if there is a liquidity event before the termination of the SAFE agreements, the investors will, at their option, either: 1) receive a cash payment equal to the purchase amount or 2) automatically receive from the Company a number of shares of common stock equal to the purchase amount divided by the liquidity price. In a dissolution event, the SAFE agreement holders will be paid out of remaining assets prior to holders of the Company’s common stock.

On April 10, 2018, the Company issued 19,655,605 shares of A-1 through A-3 preferred stock in exchange for converted SAFE agreements issued in prior years. The exchange of the SAFE agreements resulted in issuance of preferred stock valued at $2,794,247.

During 2018 the Company issued 49,881,235 of A-4 and A-5 preferred shares in exchange for cash proceeds of $8,368,386, net of costs to issue.

On July 29, 2019, the Company listed on the ASX. The initial public offer of 35,714,286 CHESS Depository Interests (CDIs) over shares of common stock (one CDI equates to one common share) were offered at an issuance price of A$1.22 (approximately $0.84) per CDI to raise approximately A$43.6 million ($30,286,785). Total costs of the offer incurred during the year ended December 31, 2019 totaled $2,777,097, resulting in overall net proceeds of $27,509,688.

From 2018 through 2021, the Company granted 33,409,761 equity securities in the form of stock options, restricted stock units and restricted stock awards under its equity incentive plans. The stock option exercise prices range from $0.0065 and $6.20 per share, and the restricted stock units and restricted stock awards are to be settled in shares of our common stock. In July 2020, the Company sold CDIs yielding gross proceeds of $55,316,546 to institutional investors at a per-CDI price of A$5.30 per share. In August 2020, the Company sold CDIs to its existing CDI holders yielding gross proceeds of $5,192,310. The costs of the offer were $2,484,504, resulting in overall net proceeds of $57,972,752. Ord Minnett Limited acted as sole lead manager, bookrunner and underwriter for the placement of the CDIs.

We believe the foregoing transactions were exempt from registration under the Securities Act in reliance upon Section 4(a)(2) of the Securities Act, or Regulation D promulgated thereunder, or Regulation S under the Securities Act, in each case as transactions by an issuer not involving any public offering or pursuant to benefit plans and contracts relating to compensation in accordance with Rule 701 promulgated under Section 3(b) of the Securities Act.

On July 14, 2021, we sold to a subsidiary of Discover Financial Services 4,559,270 shares of our common stock, par value $0.00001 per share, at the price of $6.58 per share for an aggregate purchase price of $30.0 million. The issuance of the common stock was made pursuant to Section 4(a)(2) as a transaction not involving a public offering under the Securities Act of 1933, as amended.

ITEM 11. DESCRIPTION OF REGISTRANT’S SECURITIES TO BE REGISTERED.

General

The total amount of our authorized capital stock consists of 750,000,000 shares of common stock, $0.00001 par value per share, 300,000,000 shares of common prime stock, $0.00001 par value per share and 750,000,000 shares of preferred stock, $0.00001 par value per share.

The following description includes the rights set forth in our Amended Charter. The following description summarizes certain important terms of our equity securities consisting of common stock, common prime stock, preferred stock and CDIs. Because it is only a summary, it does not contain all the information that may be important to you. For a complete description of the matters set forth in this section, you should refer to our Amended Charter and Amended Bylaws, which are included as exhibits to this registration statement, and to the applicable provisions of Delaware law, including the DGCL.

Common Stock

In the following discussion, the rights of common stock and holders of common stock also apply to our CDIs and holders of our CDIs, respectively.

Voting Rights

At a meeting of the Company, every holder of common stock present in person or by proxy, is entitled to one vote for each share of common stock held on the record date for the meeting on all matters submitted to a vote of our stockholders. Holders of our common stock do not have cumulative voting rights, and our preferred stock may have voting rights that permit its holders to vote with our common stockholders on an as-converted to common stock basis.

Except as otherwise required under the DGCL or provided for in our Amended Charter, all matters other than the election of directors will be determined by a majority of the votes cast on the matter and all elections of directors will be determined by a plurality of the votes cast. Any director may resign at any time upon notice given in writing, including by electronic transmission, to the Company. Vacancies and newly-created directorships shall be filled exclusively by vote of a majority of the directors then in office, even if less than a quorum, or by a sole remaining director, except that any vacancy created by the removal of a director by the stockholders for cause shall be filled by vote of a majority of the outstanding shares of our common stock. No decrease in the number of directors constituting the board of directors shall shorten the term of any incumbent director.

Dividend Rights

Holders of common stock are entitled to receive such dividends, if any, as may be declared from time to time by the board of directors out of funds legally available for dividend payments.

Rights Attaching to Common Stock

Our common stockholders have no preferences or rights of conversion, exchange, pre-emption or other subscriptions rights. There are no redemption or sinking fund provisions applicable to the common stock.

Removal of directors — Our Amended Bylaws provide that any director may be removed either with or without cause at a special meeting of stockholders duly called and held for such purpose.

Amendment — Our Amended Bylaws provide that the bylaws may be adopted, amended or repealed by the stockholders entitled to vote, but we may confer the power to adopt, amend or repeal our bylaws upon our directors in our certificate of incorporation. Our Amended Charter provides that our board of directors is expressly authorized to adopt, amend, alter, or repeal our bylaws.

Size of the Board and Board vacancies — Our Amended Bylaws provide that the number of directors shall consist of not less than one and not more than seven directors affixed from time to time by resolution or vote of the board of directors. Any vacancy in the office of a director occurring for any reason including any newly created directorships resulting from any increase in the authorized number of directors, may be filled by a majority of the directors then in office or by a sole remaining director. Directors so chosen or elected shall hold office until the next annual meeting of stockholders or until their respective successors are duly elected and qualified.

Special stockholder meetings — Our Amended Bylaws provide that special meetings of our stockholders may be called, according to the applicable law, by the board, the Chairperson of the board, the Chief Executive Officer, or the President.

Requirements for advance notification of stockholder nominations and proposals — Our Amended Bylaws establish advance notice procedures with respect to nomination of candidates for election as directors and other business to be properly brought before an annual stockholder meeting.

No cumulative voting — The DGCL provides that stockholders are denied the right to cumulative votes in the election of directors unless the company’s certificate of incorporation providers otherwise. Our certificate of incorporation does not provide for cumulative voting.

Authorized but unissued shares — Subject to the limitation on the issue of securities under the ASX listing rules, the Nasdaq and the DGCL, our authorized but unissued shares will be available for future issue without stockholder approval. We may use additional shares of common stock for a variety of purposes, including future offerings to raise additional capital, to fund acquisitions and as employee compensation.

Conversion — Pursuant to Article V of our Amended Charter, there may be circumstances when certain common stock may be converted into common prime stock.

Common Prime Stock

As part of our Australian initial public offering and listing on the ASX in July 2019, the shares of common stock held by certain larger stockholders prior to the IPO became subject to a mandatory escrow under the ASX listing rules as a condition to the listing on the ASX. The larger stockholders were required to sign an escrow restriction deed with the ASX directly, but the ASX rules also allow companies to include provisions in its organizational documents, which seek to ensure all of the effected stockholders comply with the escrow restrictions. The mechanism in Article IV of our Amended Charter intends to ensure compliance with the mandatory escrow by converting common stock into common prime stock if any affected stockholder breaches the escrow restriction. Once the breach has been remedied or the escrow period has expired, the common prime stock of any affected stockholder will automatically convert back into common stock. The escrow period imposed by the ASX expired on July 30, 2021 and the concept of common prime stock is no longer applicable because there is no longer any ASX-imposed escrow.

Our Amended Charter provides that any holders of common prime stock shall not be entitled to share in any dividends or other distributions of cash, property or shares of the Company as may be declared by the board of directors on the common stock. The common prime stock is not redeemable, and except as otherwise provided by law, the holders of common prime stock shall not be entitled to any voting rights. Upon liquidation, dissolution or winding up of the Company, holders of common stock and common prime stock are entitled to share equally, on a per-share basis, in all assets of the Company in whatever kind is available for distribution to the holders of the Company’s capital stock. Common prime stock may be converted to common stock consistent with our Amended Charter.

Preferred Stock

Our Amended Charter authorizes our board of directors to establish one or more series of preferred stock (including convertible preferred stock). Once effective, our board of directors may, without further action by our stockholders, from time to time, direct the issuance of shares of preferred stock in series and may, at the time of issuance, determine the designations, powers, preferences, privileges, and relative participating, optional or special rights as well as the qualifications, limitations or restrictions thereof, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights of the common stock. Satisfaction of any dividend preferences of outstanding shares of preferred stock would reduce the amount of funds available for the payment of dividends on shares of our common stock. Holders of shares of preferred stock may be entitled to receive a preference payment in the event of our liquidation before any payment is made to the holders of shares of our common stock. Under certain circumstances, the issuance of shares of preferred stock may render more difficult or tend to discourage a merger, tender offer or proxy contest, the assumption of control by a holder of a large block of our securities or the removal of incumbent management. Upon the affirmative vote of a majority of the total number of directors then in office, our board of directors, without stockholder approval, may issue shares of preferred stock with voting and conversion rights which could adversely affect the holders of shares of our common stock and the market value of our common stock.

Chess Depository Interests

In order for our shares of common stock in the form of Chess Depository Interests, or CDIs, to trade electronically on the ASX, we participate in the electronic transfer system known as the Clearing House Electronic Subregister System, or CHESS, operated by ASX Settlement Pty Limited, or ASX Settlement. ASX Settlement provides settlement services for ASX markets to assist participants and issuers to understand the operation of the rules and procedures governing settlement facilities. The ASX Settlement Operating Rules form part of the overall listing and market rules which we are required to comply with as an entity listed on ASX.

CHESS is an electronic system which manages the settlement of transactions executed on ASX and facilitates the paperless transfer of legal title to ASX quoted securities. CHESS cannot be used directly for the transfer of securities of companies domiciled in certain jurisdictions outside of Australia, such as the United States. Accordingly, to enable our shares of common stock to be cleared and settled electronically through CHESS, we have made arrangements for the issue of depositary interests called CDIs. No share certificates are issued in respect of shareholdings that are quoted on ASX and settled on CHESS, nor is it a requirement for transfer forms to be executed in relation to transfers that occur on CHESS.

CDIs confer the beneficial ownership in the shares of common stock on the CDI holder, with the legal title to such shares held by CHESS Depositary Nominees Pty Ltd, a wholly-owned subsidiary of ASX, to act as our Australian depositary and issue CDIs. Every 1 CDI represents beneficial ownership of one share of our common stock.

A holder of CDIs who does not wish to have their trades settled in CDIs may request that their CDIs be converted into shares of common stock, in which case legal title to the shares of common stock will be transferred to the holder of CDIs and a book entry for the shares of common stock will be made on the records of our transfer agent. If thereafter the holder wishes to sell their investment on ASX, it will be necessary for them to convert their shares of common stock back into CDIs.

Anti-Takeover Provisions

Provisions of the DGCL, our Amended Charter and our Amended Bylaws could make it more difficult to acquire us by means of a tender offer (takeover), a proxy contest or otherwise, or to remove incumbent officers and directors. These provisions, summarized below, could discourage certain types of coercive takeover practices and takeover bids that the board may consider inadequate, and encourage persons seeking to acquire control of the Company to first negotiate with our board. We believe that the benefits of increased protection of our ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure the Company outweigh the disadvantages of discouraging takeover or acquisition proposals because, among other things, negotiation of these proposals could result in an improvement of their terms.

These provisions include:

Special Meetings of Stockholders — Our Amended Charter and Amended Bylaws provide that, except as otherwise required by law, special meetings of the stockholders may be called only by our board of directors, the Chairman of the board of directors, the Chief Executive Officer or the President.

Elimination of Stockholder Action by Written Consent. — Our Amended Charter eliminates the right of stockholders to act by written consent without a meeting.

Advance Notice Procedures. — Our Amended Bylaws establish an advance notice procedure for stockholder proposals to be brought before an annual meeting of our stockholders, including proposed nominations of persons for election to the board of directors. Stockholders at an annual meeting will only be able to consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of the board of directors or by a stockholder who was a stockholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has given our Secretary timely written notice, in proper form, of the stockholder’s intention to bring that business before the meeting. Although our Amended Bylaws do not give the board of directors the power to approve or disapprove stockholder nominations of candidates or proposals regarding other business to be conducted at a special or annual meeting, our Amended Bylaws may have the effect of precluding the conduct of certain business at a meeting if the proper procedures are not followed or may discourage or deter a potential acquiror from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempting to obtain control of the company.

Authorized but Unissued Shares — Our authorized but unissued shares of common stock and preferred stock will be available for future issuance without stockholder approval. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued shares of common stock and preferred stock could render more difficult or discourage an attempt to obtain control of a majority of our common stock by means of a proxy contest, tender offer, merger or otherwise.

Business Combinations with Interested Stockholders — The DGCL prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested shareholder” for a period of three years following the time the person became an interested shareholder, unless the business combination or the acquisition of shares meets an exception under Delaware law. Such exceptions include the receipt of board of directors or stockholder approval of the business combination in a manner prescribed by the DGCL. A “business combination” can include a merger, asset or share sale or other transaction resulting in financial benefit to an interested shareholder. Generally, an interested shareholder is: (i) a person who beneficially owns, has the right to acquire, or right to control, 15% or more of a corporation’s voting shares; or (ii) is an affiliate or association of the corporation and owned 15% or more of a corporation’s voting shares any time within the three-year period prior to the determination of interested shareholder status. The existence of this provision would be expected to have an anti-takeover effect with respect to transaction not approved in advance by the board.

Choice of Forum — Our Amended Charter provides that, subject to limited exceptions, the Court of Chancery of the State of Delaware (or, if, and only if, the Court of Chancery of the State of Delaware dismisses a Covered Claim (as defined below) for lack of subject matter jurisdiction, any other state or federal court in the State of Delaware that does have subject matter jurisdiction) will, to the fullest extent permitted by applicable law, be the sole and exclusive forum for the following types of claims: (i) any derivative claim brought in the right of the Company, (ii) any claim asserting a breach of a fiduciary duty to the Company or the Company’s stockholders owed by any current or former director, officer or other employee or stockholder of the Company, (iii) any claim against the Company arising pursuant to any provision of the DGCL, our Amended Charter or Amended Bylaws, (iv) any claim to interpret, apply, enforce or determine the validity of our Amended Charter or our Amended Bylaws, (v) any claim against the Company governed by the internal affairs doctrine, and (vi) any other claim, not subject to exclusive federal jurisdiction and not asserting a cause of action arising under the Securities Act, as amended, brought in any action asserting one or more of the claims specified in clauses (a)(i) through (v) herein above (each a “Covered Claim”). This provision would not apply to claims brought to enforce a duty or liability created by the Exchange Act.

Our Amended Charter further provides that the federal district courts of the United States of America will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act. In addition, our Amended Charter provides that any person or entity purchasing or otherwise acquiring any interest in the shares of capital stock of the Company will be deemed to have notice of and consented to these choice-of-forum provisions and waived any argument relating to the inconvenience of the forums in connection with any Covered Claim.

The choice of forum provisions contained in our Amended Charter may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or any of our directors, officers, other employees or stockholders, which may discourage lawsuits with respect to such claims, although our stockholders will not be deemed to have waived our compliance with federal securities laws and the rules and regulations thereunder. While the Delaware courts have determined that such choice of forum provisions are facially valid, it is possible that a court of law in another jurisdiction could rule that the choice of forum provisions contained in our Amended Charter are inapplicable or unenforceable if they are challenged in a proceeding or otherwise, which could cause us to incur additional costs associated with resolving such action in other jurisdictions.

The provisions of Delaware law, our Amended Charter and our Amended Bylaws could have the effect of discouraging others from attempting hostile takeovers and, as a consequence, they may also inhibit temporary fluctuations in the market price of our common stock that often result from actual or rumored hostile takeover attempts. These provisions may also have the effect of preventing changes in the composition of our board and management. It is possible that these provisions could make it more difficult to accomplish transactions that stockholders may otherwise deem to be in their best interests.

Corporate Opportunities

Our Amended Charter provides that we renounce any interest or expectancy of the Company in, or being offered an opportunity to participate in, any matter, transaction or interest that is presented to, or acquired, created or developed by, or which otherwise comes into the possession of (i) any director of the Company who is not an employee of the Company or any of its subsidiaries, or (ii) any holder of preferred stock or any partner, member, director, stockholder, employee or agent of any such holder, other than someone who is any employee of the Company or any of its subsidiaries (collectively, “Covered Persons”), unless such matter, transaction or interest is presented to, or acquired, created or developed by, or otherwise comes into the possession of, a Covered Person expressly and solely in such Covered Person’s capacity as a director of the Company.

Limitations on Liability and Indemnification of Officers and Directors

Our Amended Charter limits the liability of our directors to the fullest extent permitted by the DGCL or any other law of the state of Delaware and our Amended Bylaws provide that we may indemnify our directors and our officers that are appointed by the board of directors to the fullest extent permitted by applicable law. See “Item 12. Indemnification of Directors and Officers” for additional details on our arrangements with directors and officers.

Rights on Liquidation or Winding Up

In the event of any liquidation, dissolution or winding-up of our affairs, holders of our common stock and common prime stock will be entitled to share ratably in our assets that are remaining after payment or provision for payment of all of our debts and obligations, including any rights of the preferred stockholder.

Public Benefit Corporation Status

We are incorporated in Delaware as a public benefit corporation as a demonstration of our long-standing commitment to financial education and helping young adults with their approach to personal finances, as well as creating alternative means for consumers to purchase items they need without incurring high-interest finance charges. Our status as a public benefit corporation compels our leadership to manage against the aligned goals of creating a positive impact on the community at large and serving the public good in addition to maximizing profit for stockholders. Public benefit corporations are a relatively new class of corporations that are intended to produce a public benefit and to operate in a responsible and sustainable manner. Under Delaware law, public benefit corporations are required to identify in their certificate of incorporation the public benefit or benefits they will promote and their directors have a duty to manage the affairs of the public benefit corporation in a manner that balances the pecuniary interests of its stockholders, the best interests of those materially affected by the public benefit corporation’s conduct, and the specific public benefit or public benefits identified in the public benefit corporation’s certificate of incorporation. Public benefit corporations are also required to publicly disclose at least biennially a report that assesses their public benefit performance and may elect in their certificate of incorporation to measure that performance against an objective third-party standard. We did not elect to measure performance against an objective third-party standard, and we instead expect that our board of directors will measure our benefit performance against the objectives and standards determined appropriate by our board of directors.

When determining the objectives and standards by which our board of directors will measure our public benefit performance, our board of directors may consider, among other factors, whether the objectives and standards:

(i)	adequately assess the effect of our operations upon the interests of our employees, consumers, merchants, local communities in which our offices are located, and the local and global environment;

(ii)	are comparable to the objectives and standards created by independent third parties who evaluate the public benefit performance of other public benefit corporations; and

(iii)	are appropriately transparent for public disclosure, including disclosing the process by which revisions to the objectives and standards are made and whether such objectives and standards present real or potential conflicts of interests.

We do not believe that an investment in a public benefit corporation differs materially from an investment in a corporation that is not designated as a public benefit corporation. Holders of our common stock will have voting, dividend, and other economic rights that are the same as the rights of stockholders of a corporation that is not designated as a public benefit corporation.

Our public benefit, as provided in our Amended Charter, is, “in pursuing any business, trade, or activity which may lawfully be conducted by Sezzle, Sezzle shall promote a specific public benefit of having a material positive effect (or reduction of negative effects) on consumer empowerment, education, and transparency in Sezzle’s local, national, and global communities.” Delaware law provides that the holders of at least two-thirds of our outstanding stock entitled to vote must approve any amendment of our certificate of incorporation to delete or amend the requirements of our public benefit purpose; or any merger or consolidation with an entity that would result in us losing our status as a public benefit corporation or with an entity that does not contain identical provisions identifying our public benefits.

Stockholders owning individually or collectively, as of the date of instituting a derivative suit, at least 2% of our outstanding shares may maintain a derivative lawsuit to enforce the requirements that the board of directors will manage or direct our business and affairs in a manner that balances the pecuniary interests of the stockholders, the best interests of those materially affected by our conduct, and the specific public benefits identified in our certificate of incorporation. Delaware law provides that stockholders owning at least 2% of our outstanding shares or $2 million in market value on the date of instituting a derivative suit may institute such a claim.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock in Australia is Computershare Investor Services PTY Limited.

ITEM 12. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Section 145 of the DGCL provides as follows:

A corporation shall have the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person’s conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that the person’s conduct was unlawful.

A corporation shall have power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

In addition, Section 102 of the DGCL permits a corporation to eliminate the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except in cases where the director breached his or her duty of loyalty to the corporation or its stockholders, failed to act in good faith, engaged in intentional misconduct or a knowing violation of the law, willfully or negligently authorized the unlawful payment of a dividend or approved an unlawful stock redemption or repurchase or obtained an improper personal benefit.

Our certificate of incorporation and bylaws provide for the indemnification of its directors, officers, employees, and other agents to the maximum extent permitted by the DGCL. We entered into indemnification agreements with each director. Under these indemnification agreements, we have agreed to indemnify, to the extent permitted by the law, each director in respect of certain liabilities that the director may incur as a result of, or by reason of, being or acting as a director of the Company.

These liabilities included losses or liabilities incurred by the director to any other person as a director of the Company, including legal expenses to the extent such losses or liabilities relate to actions taken in good faith by the director and in a manner the director reasonably believed to be in, or not opposed to, the best interests of the Company and in the case of criminal proceedings where the director has no reasonable cause to believe that his conduct was unlawful. To the extent that we maintain a directors’ and officers’ policy of insurance, it must ensure that the directors are covered for the period that they are directors.

ITEM 13. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA.

Our audited and unaudited consolidated financial statements, together with the report of our independent registered public accounting firm, appear on pages F-2 through F-37 of this registration statement.

ITEM 14. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

Sezzle has no disclosable events relating to changes in its auditors during the two most recent fiscal years or any subsequent interim period, disagreements with the auditors about any of its accounting or financial disclosure.

ITEM 15. FINANCIAL STATEMENTS AND EXHIBITS.

(a)	Financial Statements

Our consolidated financial statements appear at the end of this Form 10. Please see the index to the consolidated financial statements on page F-1.

(b)	Exhibits

Exhibit	Description
3.1	Third Amended and Restated Certificate of Incorporation*

3.2	Fourth Amended and Restated Certificate of Incorporation*

3.3	Second Amended and Restated Bylaws*

3.4	Third Amended and Restated Bylaws*

10.1	Form of Indemnification Agreement between Company and Directors*

10.2	Form of Director Agreement*

10.3	Lease Agreement by and between McKesson Building, LLC and Sezzle, Inc. for McKesson Building, LLC, Suite 200, dated November 30, 2019*

10.4	Sezzle 2016 Employee Stock Option Plan*

10.5	Sezzle 2019 Equity Incentive Plan*

10.6	Sezzle 2021 Equity Incentive Plan

10.7	Form of Option Agreement under Sezzle 2019 Equity Incentive Plan*

10.8	Form of Proprietary Information, Inventions, Non-Competition and Non-Solicitation Agreement*

10.9	Form of Sezzle Equity Incentive Plan Notice of Award for RSUs*

10.10	Common Stock Purchase Agreement, dated December 22, 2017, by and between Sezzle, Inc. and Paul Paradis*

10.11	Common Stock Purchase Agreement, dated October 13, 2016, by and between Sezzle, Inc. and Paul Paradis*

10.12	Common Stock Purchase Agreement, dated May 25, 2016, by and between Sezzle, Inc. and Paul Paradis*

10.13	Revolving Credit and Security Agreement dated as of February 10, 2021 among Sezzle Funding SPE II, LLC, lenders party thereto and Goldman Sachs Bank USA.*

10.14	Limited Guaranty and Indemnity Agreement dated as of February 10, 2021 by Sezzle Inc. for the benefit of Goldman Sachs Bank USA., in its capacity as administrative agent.*

10.15	Pledge and Guaranty Agreement dated as of February 10, 2021 by and between Sezzle Funding SPE II Parent, LLC, and Goldman Sachs Bank USA, in its capacity as administrative agent.*

10.16	Agreement for B Corporation Certification dated as of March 22, 2021 by and between Sezzle Inc. and B Lab Company*

10.17	Employment Agreement between Sezzle Inc. and Charles Youakim, dated June 20, 2019*

10.18	Employment Agreement between Sezzle Inc. and Paul Paradis, dated June 20, 2019*

10.19	Employment Agreement between Sezzle Inc. and Karen Hartje, dated June 20, 2019*

14	Sezzle Code of Conduct*

21.1	Subsidiaries of Registrant*

*	Previously filed.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

SEZZLE INC. (Registrant)

	By:	/s/ Charles Youakim
		Name:	Charles Youakim
Date: October 25, 2021		Title:	Chief Executive Officer

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Contents

Sezzle, Inc. and Subsidiaries

Consolidated Financial Statements (Audited)

Years Ended December 31, 2020 and 2019

Condensed Consolidated Financial Statements

As of June 30, 2021 (Unaudited) and December 31, 2020 and for the Six Months Ended June 30, 2021 and 2020 (Unaudited)

Report of Independent Registered Public Accounting Firm

To the shareholders and the board of directors of Sezzle, Inc. and Subsidiaries:

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Sezzle Inc. and Subsidiaries (the “Company”) as of December 31, 2020 and 2019, the related consolidated statements of operations and comprehensive loss, stockholders’ equity and cash flows for the years ended December 31, 2020 and 2019, and the related notes (collectively referred to as the “financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for the years ended December 31, 2020 and 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Emphasis of Matter

As discussed in Note 1 to the consolidated financial statements, the Company has reclassified its cost of income to transaction expense and reclassified selling, general and administrative expenses into further detail. There was no impact to operating loss, net loss, or comprehensive loss. Our opinion is not modified with respect to this matter.

/s/ Baker Tilly US, LLP

We have served as the Company’s auditor since 2019.

Minneapolis, Minnesota

September 1, 2021

Baker Tilly US, LLP, trading as Baker Tilly, is a member of the global network of Baker Tilly International Ltd., the members of which are separate and independent legal entities.

Sezzle Inc. and Subsidiaries

Consolidated Balance Sheets

	As of
US$	December 31, 2020	December 31, 2019
Assets
Current Assets
Cash and cash equivalents	$84,285,383	$34,965,069
Restricted cash, current	4,798,520	1,639,549
Notes receivable, net	80,807,300	25,189,135
Other receivables, net	1,403,306	315,502
Prepaid expenses and other current assets	1,705,919	882,939
Total current assets	173,000,428	62,992,194
Non-Current Assets
Internally developed intangible assets, net	537,046	480,098
Property and equipment, net	375,186	134,400
Right-of-use assets	145,576	867,272
Restricted cash	20,000	20,000
Other assets	32,537	49,171
Total Assets	$174,110,773	$64,543,135

Liabilities and Stockholders’ Equity
Current Liabilities
Merchant accounts payable	$60,933,272	$13,284,544
Lease liabilities	142,743	389,257
Accrued liabilities	6,680,870	1,677,780
Other payables	615,839	267,934
Total current liabilities	68,372,724	15,619,515
Long Term Liabilities
Long term debt	1,470,332	250,000
Lease liabilities	—	500,131
Line of credit, net of unamortized debt issuance costs of $173,773 and $590,827, respectively	39,826,227	20,859,173
Other non-current liabilities	4,483,073	—
Total Liabilities	114,152,356	37,228,819

Stockholders’ Equity
Common stock, $0.00001 par value; 300,000,000 shares authorized; 197,078,709 and 178,931,312 shares issued, respectively; 196,926,674 and 178,931,312 shares outstanding, respectively	1,970	1,789
Additional paid-in capital	112,640,974	47,154,147
Stock subscriptions; 64,000 and no shares subscribed, respectively	(69,440)	—
Treasury stock, at cost; 152,035 and no shares, respectively	(875,232)	—
Accumulated other comprehensive income	494,505	—
Accumulated deficit	(52,234,360)	(19,841,620)
Total Stockholders’ Equity	59,958,417	27,314,316
Total Liabilities and Stockholders’ Equity	$174,110,773	$64,543,135

The accompanying notes are an integral part of these consolidated financial statements.

Sezzle Inc. and Subsidiaries

Consolidated Statements of Operations and Comprehensive Loss

	For the years ended
US$	December 31, 2020	December 31, 2019
Income
Sezzle income	$49,659,042	$13,319,218
Account reactivation fee income	9,129,231	2,481,893
Total income	58,788,273	15,801,111

Operating Expenses
Personnel	30,689,462	8,587,480
Transaction expense	22,489,626	7,660,276
Third-party technology and data	2,464,113	1,283,815
Marketing, advertising, and tradeshows	4,274,929	839,298
General and administrative	7,214,535	2,446,298
Provision for uncollectible accounts	19,587,918	6,235,820
Total operating expenses	86,720,583	27,052,987

Operating Loss	(27,932,310)	(11,251,876)

Other Income (Expense)
Net interest expense	(4,303,175)	(1,307,143)
Interest expense on beneficial conversion feature	—	(470,268)
Other income and expense, net	(126,291)	(20,085)

Loss before taxes	(32,361,776)	(13,049,372)

Income tax expense	30,964	11,981

Net Loss	(32,392,740)	(13,061,353)

Other Comprehensive Income
Foreign currency translation adjustment	494,505	—

Total Comprehensive Loss	$(31,898,235)	$(13,061,353)

Net losses per share:
Basic and diluted net loss per common share	$(0.17)	$(0.12)
Basic and diluted weighted average shares outstanding	186,842,646	111,576,824

The accompanying notes are an integral part of these consolidated financial statements.

Sezzle Inc. and Subsidiaries

Consolidated Statements of Stockholders’ Equity

	Common Stock		Additional Paid-in	Stock	Treasury Stock, At	Accumulated Other Comprehensive	Accumulated
US$	Shares	Amount	Capital	Subscription	Cost	Income	Deficit	Total
Balance at January 1, 2019	59,416,666	$594	$143,713	$—	$—	$—	$(6,016,328)	$(5,872,021)
Equity based compensation	—	—	1,034,578	—	—	—	—	1,034,578
Stock option exercises	882,914	8	37,099	—	—	—	—	37,107
Restricted stock issuances and vesting of awards	407,000	4	132,683	—	—	—	—	132,687
Preferred stock dividend	—	—	—	—	—	—	(763,939)	(763,939)
Conversion of preferred stock to common stock	70,446,291	705	11,925,866	—	—	—	—	11,926,571
Conversion of notes to common stock	12,064,155	121	6,370,877	—	—	—	—	6,370,998
Proceeds of initial public offering, net of issuance costs	35,714,286	357	27,509,331	—	—	—	—	27,509,688
Net loss	—	—	—	—	—	—	(13,061,353)	(13,061,353)
Balance at December 31, 2019	178,931,312	1,789	47,154,147	—	—	—	(19,841,620)	27,314,316
Equity based compensation	—	—	6,528,356	—	—	—	—	6,528,356
Stock option exercises	1,672,476	16	436,190	—	—	—	—	436,206
Restricted stock issuances and vesting of awards	464,736	5	482,483	—	—	—	—	482,488
Stock subscriptions receivable related to stock option exercises	64,000	1	69,439	(69,440)	—	—	—	—
Repurchase of common stock	(152,035)	—	—	—	(875,232)	—	—	(875,232)
Retirement of common stock	(343,750)	(3)	(2,231)	—	—	—	—	(2,234)
Proceeds from issuance of common stock, net of issuance costs	16,289,935	162	57,972,590	—	—	—	—	57,972,752
Foreign currency translation adjustment	—	—	—	—	—	494,505	—	494,505
Net loss	—	—	—	—	—	—	(32,392,740)	(32,392,740)
Balance at December 31, 2020	196,926,674	$1,970	$112,640,974	$(69,440)	$(875,232)	$494,505	$(52,234,360)	$59,958,417

The accompanying notes are an integral part of these consolidated financial statements.

Sezzle Inc. and Subsidiaries

Consolidated Statements of Cash Flows

	For the years ended
US$	December 31, 2020	December 31, 2019
Operating Activities:
Net loss	$(32,392,740)	$(13,061,353)
Adjustments to reconcile net loss to net cash used for operating activities:
Depreciation and amortization	428,374	245,496
Provision for uncollectible notes receivable	19,587,918	6,235,820
Provision for uncollectible other receivables	2,723,853	1,188,201
Equity based compensation and restricted stock vested	7,010,844	1,167,265
Amortization of debt issuance costs	417,054	72,379
Impairment losses on long-lived assets	7,850	15,623
Loss and accrued interest on conversion of convertible notes	—	579,216
Changes in operating assets and liabilities:
Notes receivable	(74,983,119)	(26,494,339)
Other receivables	(3,810,392)	(1,470,923)
Prepaid expenses and other assets	(795,884)	(788,428)
Merchant accounts payable	47,467,731	11,007,664
Other payables	84,962	171,682
Accrued liabilities	9,469,738	1,190,018
Operating leases	(25,050)	22,116
Net Cash Used for Operating Activities	(24,808,861)	(19,919,563)

Investing Activities:
Purchase of property and equipment	(410,896)	(125,885)
Internally developed intangible asset additions	(322,015)	(406,333)
Net Cash Used for Investing Activities	(732,911)	(532,218)

Financing Activities:
Proceeds from issuance of long term debt	1,220,332	5,812,500
Costs incurred for convertible note issuance	—	(25,000)
Proceeds from line of credit	85,650,000	24,200,000
Payments to line of credit	(67,100,000)	(6,950,000)
Proceeds from stock option exercises	436,206	37,107
Payments of debt issuance costs	—	(592,750)
Proceeds from initial public offering	—	30,286,785
Costs incurred for initial public offering	—	(2,777,097)
Retirement of common stock	(2,234)	—
Proceeds from issuance of common stock	60,457,256	—
Costs incurred from issuance of common stock	(2,484,504)	—
Repurchase of common stock	(611,215)	—
Net Cash Provided from Financing Activities	77,565,841	49,991,545

Effect of exchange rate changes on cash	455,216	—
Net increase in cash, cash equivalents, and restricted cash	52,024,069	29,539,764
Cash, cash equivalents, and restricted cash, beginning of year	36,624,618	7,084,854
Cash, cash equivalents, and restricted cash, end of year	$89,103,903	$36,624,618

Noncash investing and financing activities:
Withholding of restricted stock units to cover employee tax withholding	$264,017	$—
Conversion of notes to common stock	—	6,370,998
Conversion of preferred stock to common stock	—	11,926,571
Issuance of preferred stock dividend	—	763,939
Noncash lease liabilities arising from obtaining right-of-use assets	—	872,210

Supplementary disclosures:
Interest paid	3,770,838	1,153,730
Income taxes paid	8,326	—

The accompanying notes are an integral part of these consolidated financial statements.

Sezzle Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2020 and 2019

NOTE 1 – PRINCIPAL BUSINESS ACTIVITY AND SIGNIFICANT ACCOUNTING POLICIES

Principal Business Activity

Sezzle Inc. (the “Company” or “Sezzle”) is a technology-enabled payments company based in the United States with operations in the United States, Canada, and startup operations in India and Europe. The Company is a Delaware Public Benefit Corporation formed on January 4, 2016. The Company offers its payment solution at online stores and a select number of brick-and-mortar retail locations, connecting consumers with merchants via a proprietary payments solution that instantly extends credit at point-of-sale, allowing consumers to purchase and receive the items that they need now while paying over time in interest-free installments.

Merchants turn to Sezzle to increase sales by tapping into Sezzle’s existing user base, increase conversion rates, increase spend per transaction, increase purchase frequency, and reduce return rates, all without bearing any credit risk. Sezzle is a high-growth, networked platform that benefits from a symbiotic and mutually beneficial relationship between merchants and consumers.

The Company’s core product allows consumers to make online purchases and split the payment for the purchase over four equal, interest-free payments over six weeks. The consumer makes the first payment at the time of checkout and makes the subsequent payments every two weeks thereafter. The purchase price, less processing fees, is paid to merchants by Sezzle in advance of the collection of the purchase price installments by Sezzle from the consumer.

The Company is headquartered in Minneapolis, Minnesota.

Basis of Presentation and Principles of Consolidation

The consolidated financial statements are prepared and presented under accounting principles generally accepted in the United States of America (U.S. GAAP). All amounts are reported in U.S. dollars, unless otherwise noted. It is the Company’s policy to consolidate the accounts of subsidiaries for which it has a controlling financial interest. The accompanying consolidated financial statements include all the accounts and activity of Sezzle Inc. and Sezzle’s wholly-owned subsidiaries: Sezzle Canada Corp; Sezzle Funding SPE, LLC; Sezzle Holdings I, Inc.; Sezzle Holdings II, Inc.; Sezzle Holdings III B.V.; Sezzle Payments Private Limited; Sezzle FinTech Private Limited; Sezzle Germany GmbH; and Sezzle Lithuania UAB. All significant intercompany balances and transactions have been eliminated in consolidation.

Concentrations of Credit Risk

Cash and Cash Equivalents

Financial instruments that potentially expose the Company to concentrations of credit risk consist primarily of cash and cash equivalents. The Company maintains its cash in depository accounts that, at times, may exceed limits established by the Federal Deposit Insurance Corporation (FDIC) and equivalent foreign institutions. As of the date of this report, the Company has experienced no losses on such accounts.

Foreign Currency Risk

The Company holds funds and settles payments that are denominated in currencies other than US dollars. Changes in foreign currency exchange rates expose the Company to fluctuations on its consolidated balance sheets and statements of operations and comprehensive loss. Currency risk is managed through limits set on total foreign deposits on hand that the Company routinely monitors.

Notes Receivable

The Company is exposed to the risk of credit losses as a result of extending credit to consumers. Changes in economic conditions may result in higher credit losses. The Company has a policy for establishing credit lines for individual consumers that helps mitigate credit risk. The allowance for uncollectible accounts is adequate for covering any potential losses on outstanding notes receivable.

Cash and Cash Equivalents

The Company had cash and cash equivalents of US$84,285,383 and US$34,965,069 as of December 31, 2020 and 2019, respectively. The Company considers all money market funds and other highly liquid investments with an original maturity of three months or less when purchased to be cash equivalents. The Company accepts debit and credit cards from consumers as a method to settle its receivables, and these transactions are generally transmitted through third parties. The payments due from the third parties for debit and credit card transactions are generally settled within three days. The Company considers all bank, debit, and credit card transactions initiated before the end of the period to be cash and cash equivalents.

Restricted Cash

The Company is required to maintain cash balances in a bank account in accordance with the lending agreement executed on November 29, 2019 between Sezzle Funding SPE, LLC, Sezzle Inc, and their third party line of credit providers Bastion Consumer Funding II, LLC, Atalaya Asset Income Fund IV LP, and Hudson Cove Credit Opportunity Master Fund, LP (“the Syndicate”). The bank account is the property of Sezzle Funding SPE, LLC, but access to consumer payments is controlled by the Syndicate. On a regular basis, cash received from consumers is deposited to the bank account and subsequently made available to Sezzle through daily settlement reporting with the Syndicate. Cash deposits to the bank account represent cash received from consumers not yet made available to Sezzle, as well as a minimum balance consisting of the sum of US$20,000, accrued interest on the drawn credit facility, and accrued management fees charged by the Syndicate. The Company is also required to maintain a minimum balance of US$25,000 in a deposit account with a third-party service provider to fund notes receivable. The Company has funds on deposit with foreign banking institutions as part of their respective local licensing processes that are restricted until the processes are completed. The amount on deposit within the current restricted bank accounts totaled US$4,798,520 and US$1,639,549 as of December 31, 2020 and 2019, respectively.

As of December 31, 2020 and 2019, the Company was required to maintain a US$20,000 cash balance held in a reserve account to cover Automated Clearing House (ACH) transactions. The cash balance within this account is classified as non-current restricted cash on the consolidated balance sheets.

Receivables and Credit Policy

Notes receivable represent amounts from uncollateralized consumer receivables generated from the purchase of merchandise. The original terms of the notes for the Company’s core product are to be paid back in equal installments every two weeks over a six-week period. The Company does not charge interest on the notes to consumers. Sezzle defers direct note origination costs over the average life of the notes receivable using the effective interest rate method. These net deferred costs are recorded within notes receivable, net on the consolidated balance sheets. Notes receivable are recorded at net realizable value and are recorded as current assets. The Company evaluates the collectability of the balances based on historical performance, current economic conditions, and specific circumstances of individual notes, with an allowance for uncollectible accounts being provided as necessary.

Other receivables represents the net realizable value of consumer account reactivation fees receivable, merchant accounts receivable, and merchant processing fees receivable. Consumer account reactivation fees receivable, less an allowance for uncollectible accounts, represents the amount of account reactivation fees the Company reasonably expects to receive from consumers. Receivables from merchants represent amounts merchants owe Sezzle relating to transactions placed by consumers on their sites.

All notes receivable from consumers, as well as related fees, outstanding greater than 90 days past due are charged off as uncollectible. It is the Company’s practice to continue collection efforts after the charge-off date. Refer to Note 4 and Note 5 for further information about receivable balances, allowances, and charge-off amounts.

Sezzle Income

Sezzle receives its income primarily from fees paid by merchants in exchange for Sezzle’s payment processing services. These fees are applied to the underlying sales to consumers passing through the Company’s platform and are predominantly based on a percentage of the consumer order value plus a fixed fee per transaction. Consumer installment payment plans typically consist of four installments, with the first payment made at the time of purchase and subsequent payments coming due every two weeks thereafter. Additionally, consumers may reschedule their initial installment plan by delaying payment for up to two weeks, for which Sezzle generally earns a rescheduled payment fee. The total of merchant fees and rescheduled payment fees, less note origination costs, are collectively referred to as Sezzle income within the consolidated statements of operations and comprehensive loss. Note origination costs are comprised of costs paid to third-parties to obtain data for underwriting consumers which result in a successful transaction. Such costs which result in a declined order are recorded in third-party technology and data within operating expenses on the consolidated statements of operations and comprehensive loss.

Sezzle income is initially recorded as a reduction to notes receivable, net within the consolidated balance sheets. Sezzle income is then recognized over the average duration of the note using the effective interest rate method. Total Sezzle income to be recognized over the duration of existing notes receivable outstanding was US$3,458,222 and US$1,049,626 as of December 31, 2020 and 2019, respectively. Total Sezzle income recognized was US$49,659,042 and US$13,319,218 for the years ended December 31, 2020 and 2019, respectively.

Account Reactivation Fee Income

Sezzle also earns income from consumers in the form of account reactivation fees. These fees are generally assessed to consumers who fail to make a timely payment. Sezzle allows a 48-hour waiver period where fees are dismissed if the installment is paid by the consumer. Account reactivation fees are recognized at the time the fee is charged to the consumer, less an allowance for uncollectible amounts. Account reactivation fee income recognized totaled US$9,129,231 and US$2,481,893 for the years ended December 31, 2020 and 2019, respectively.

Debt Issuance Costs

Costs incurred in connection with originating debt have been capitalized and are classified in the consolidated balance sheets as a reduction of the notes payable or line of credit balance to which those costs relate. Debt issuance costs are amortized over the life of the underlying debt obligation utilizing the straight-line method, which approximates the effective interest method. Amortization of debt issuance costs is included within net interest expense in the consolidated statements of operations and comprehensive loss.

Property and Equipment

Property and equipment are recorded at cost, less accumulated depreciation. Depreciation is provided using either the straight-line or double-declining balance method, based on the useful lives of the assets:

	Years	Method
Computers and computer equipment	3	Double-declining balance
Office equipment	5	Double-declining balance
Furniture and fixtures	7	Straight-line

Maintenance and repairs are expensed as incurred. See Note 2 for further information.

Internally Developed Intangible Assets

The Company capitalizes costs incurred for web development and software developed for internal use. The costs capitalized primarily relate to direct labor costs for employees and contractors working directly on software development and implementation. Projects are eligible for capitalization once it is determined that the project is being designed or modified to meet internal business needs; the project is ready for its intended use; the total estimated costs to be capitalized exceed US$1,000; and there are no plans to market, sell, or lease the project.

Amortization is provided using the straight-line method, based on the useful lives of the intangible assets as follows:

	Years	Method
Internal use software	3	Straight-line
Website development costs	3	Straight-line

See Note 3 for further information.

Research and Development Costs

Research expenditures that relate to the development of new processes, including internally developed software, are expensed as incurred. Such costs were approximately US$490,000 and US$517,000 for the years ended December 31, 2020 and 2019, respectively. Research expenditures are recorded within personnel on the consolidated statements of operations and comprehensive loss.

Impairment of Long-Lived Assets

The Company reviews the carrying value of long-lived assets, which includes property, equipment, and internally developed intangible assets, for impairment whenever events and circumstances indicate that the assets’ carrying value may not be recoverable from the future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends, and prospects; the manner in which the asset is used; and the effects of obsolescence, demand, competition, and other economic factors. Impairment losses for the years ended December 31, 2020 and 2019 totaled US$7,850 and US$15,623, respectively.

As of December 31, 2020 and 2019, the Company had not renewed or extended the initial determined life for any of its recognized internally developed intangible assets.

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the consolidated financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, property and equipment, and accrued liabilities for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. A full valuation allowance is recorded against the Company’s deferred tax assets as of December 31, 2020 and 2019.

The Company evaluates its tax positions that have been taken or are expected to be taken on income tax returns to determine if an accrual is necessary for uncertain tax positions. As of December 31, 2020 and 2019, the unrecognized tax benefits accrual was zero. The Company will recognize future accrued interest and penalties related to unrecognized tax benefits in income tax expense if incurred. Refer to Note 8 for more information.

Advertising Costs

Advertising costs are expensed as incurred and consist of traditional marketing, digital marketing, sponsorships, and promotional product expenses. Such costs were US$3,883,936 and US$368,235 for the years ended December 31, 2020 and 2019, respectively.

Equity Based Compensation

The Company maintains stock compensation plans that offer incentives in the form of non-statutory stock options and restricted stock to employees, directors, and advisors of the Company. Equity based compensation expense reflects the fair value of awards measured at the grant date and recognized over the relevant vesting period. The Company estimates the fair value of stock options without a market condition on the measurement date using the Black-Scholes option valuation model. The fair value of stock options with a market condition is estimated, at the date of grant, using the Monte Carlo Simulation model. The Black-Scholes and Monte Carlo Simulation models incorporate assumptions about stock price volatility, the expected life of the options, risk-free interest rate, and dividend yield. For valuing the Company’s stock option grants, significant judgment is required for determining the expected volatility of the Company’s common stock and is based on the historical volatility of both its common stock and its defined peer group. The fair value of restricted stock awards and restricted stock units is based on the fair market value of the Company’s common stock on the date of grant. The expense associated with equity based compensation is recognized over the requisite service period using the straight-line method. The Company issues new shares upon the exercise of stock options and vesting of restricted stock units. Refer to Note 14 and Note 16 for further information around the Company’s equity based compensation plans.

Estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements. The Company’s estimates and judgments are based on historical experience and various other assumptions that it believes are reasonable under the circumstances. The amount of assets and liabilities reported on the Company’s consolidated balance sheets and the amounts of income and expenses reported for each of the periods presented are affected by estimates and assumptions, which are used for, but not limited to, determining the allowance for uncollectible accounts recorded against outstanding receivables, the useful life of property and equipment and internally developed intangible assets, determining impairment of property and equipment and internally developed intangible assets, valuation of equity based compensation, leases, and income taxes.

Fair Value

Fair values are based on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e. an exit price). The accounting guidance includes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The three levels of the fair value hierarchy are as follows:

●	Level 1 — Unadjusted quoted prices for identical assets or liabilities in active markets;

●	Level 2 — Inputs other than quoted prices in active markets for identical assets and liabilities that are observable either directly or indirectly for substantially the full term of the asset or liability; and

●	Level 3 — Unobservable inputs for the asset or liability, which include management’s own assumption about the assumptions market participants would use in pricing the asset or liability, including assumptions about risk.

The Company measures the value of its money market securities on a regular basis. The fair value of its money market securities was US$9,996,155 and US$7,282,946 as of December 31, 2020 and 2019, respectively, and are Level 1 on the fair value hierarchy. The cost of these securities equate to their fair values.

Segments

The Company’s operations consist primarily of lending to consumers located in the United States who purchase goods from its affiliated merchants. During the year ended December 31, 2019, the Company began operations in Canada. Additionally, during the year ended December 31, 2020, Sezzle began operations in India. While distinct geographic locations, the operations in both countries are still in an early growth stage. As of December 31, 2020, management has not found any significant difference in the economic performance of each operating segment; therefore, management has concluded that the Company has one reportable segment on a consolidated basis.

Foreign Currency Exchange Gains (Losses)

Sezzle works with international merchants, creating exposure to gains and losses from foreign currency exchanges. Sezzle’s income and cash can be affected by movements in the Canadian Dollar, Euro, and Indian Rupee. Sezzle has transactional currency exposures arising from merchant fees and payouts to Canadian and Indian merchant partners. Gains (losses) from foreign exchange rate fluctuations that affect Sezzle’s net gain (loss) totaled (US$125,292) and US$20,729 for the years ended December 31, 2020 and 2019, respectively. Foreign currency exchange gains and losses are recorded within other income and expenses, net, on the consolidated statements of operations and comprehensive loss.

The financial statements of the Company’s non-U.S. subsidiaries are translated into U.S. dollars in accordance with ASC 830, “Foreign Currency Matters”. Under ASC 830, if the assets and liabilities of the Company are recorded in certain non-U.S. functional currencies other than the U.S. dollar, they are translated at current rates of exchange. Revenue and expense items are translated at the average monthly exchange rates. The resulting translation adjustments are recorded directly into accumulated other comprehensive income.

Reclassifications

Certain prior period amounts have been reclassified to conform with the current period presentation format. Notably, (a) balances previously reported as ‘Cost of income’ are now classified as ‘Transaction expenses’ and reported within operating expenses, (b) the Company has removed Gross profit from the consolidated statements of operations and comprehensive loss, and (c) the Company has disaggregated selling, general, and administrative expenses to reflect the primary components included within this line item, including: Personnel; Third-party technology and data; Marketing, advertising, and tradeshows; and General and administrative. These reclassifications had no effect on operating loss or total comprehensive loss. The components of operating expenses are comprised of the following:

●	Personnel includes all salaries and wages paid to employees, contractor payments, payroll taxes, employee benefits, and stock and incentive–based compensation;

●	Transaction expense primarily comprises processing fees paid to third parties to process debit, credit, and ACH payments received from consumers; merchant affiliate program and partnership fees; and consumer communication costs. Sezzle incurs merchant affiliate program and partnership fees when consumers make purchases with merchants that either were referred by another merchant or are associated with partner platforms with which Sezzle has a contractual agreement. Sezzle incurs customer communication costs when Sezzle notifies the consumer about the transaction status and upcoming payments. Communications are primarily made via text message directly to the consumer;

●	Third-party technology and data primarily includes costs incurred related to fraud prevention, other cloud-based computing services, and costs of failed loan applications. Underwriting costs incurred that result in successfully originated loans are an element of Sezzle Income and recognized as a reduction of the overall income;

●	Marketing, advertising, and tradeshows includes costs related to marketing, sponsorships, advertising, attending tradeshows, promotional product expenses, and costs to co-market Sezzle’s brand with its merchants;

●	General and administrative primarily includes legal, compliance, audit, tax, and other consultation costs; third-party implementation fees; and charitable contributions; and

●	Provision for uncollectible accounts on notes receivable is calculated on an expected-loss basis. Sezzle maintains an allowance for uncollectible accounts at a level necessary to absorb estimated probable losses on principal and reschedule fee receivables from consumers. Any amounts delinquent after 90 days are charged-off with an offsetting reversal of the allowance for doubtful accounts through the provision for uncollectible accounts. Additionally, amounts identified as no longer collectible – such as when a consumer becomes deceased or bankrupt – are charged off immediately. Sezzle uses its judgment to evaluate the allowance for uncollectible accounts based on current economic conditions and historical performance of consumer payments.

Recent Accounting Pronouncements

 In June 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standard Update (“ASU”) No. 2016-13, “Financial Instruments – Credit Losses: Measurement of Credit Losses on Financial Instruments” which requires reporting entities estimate credit losses expected to occur over the life of the asset. Expected losses will be recorded in current period earnings and recorded through an allowance for credit losses on the consolidated balance sheet. During November 2018, April 2019, May 2019, October 2019 and November 2019, the FASB also issued ASU No. 2018-19, “Codification Improvements to Topic 326, Financial Instruments – Credit Losses”; ASU No. 2019-04, “Codification Improvements to Topic 326, Financial Instruments – Credit Losses”; ASU No. 2019-05 “Targeted Transition Relief”; ASU No. 2019-10 “Financial Instruments—Credit Losses (Topic 326): Effective Dates”; and ASU No. 2019-11, “Codification Improvements to Topic 326, Financial Instruments – Credit Losses.” ASU No. 2018-19 clarifies the effective date for nonpublic entities and that receivables arising from operating leases are not within the scope of Subtopic 326-20, ASUs Nos. 2019-04 and 2019-05 amend the transition guidance provided in ASU No. 2016-13, ASU No.2019-10 delayed the effective date for applying this standard and ASU No. 2019-11 amends ASU No. 2016-13 to clarify, correct errors in, or improve the guidance. ASU No. 2016-13 (as amended) is effective for annual periods and interim periods within those annual periods beginning after December 15, 2022. Early adoption is permitted for annual and interim periods beginning after December 15, 2018. Sezzle plans to adopt this standard beginning January 1, 2023 and is currently evaluating the impact of the standard on its consolidated financial statements.

During August 2018, the FASB issued ASU No. 2018-13, “Disclosure Framework – Changes to the Disclosure Requirements for Fair Value Measurement.” ASU No. 2018-13 modifies the disclosure requirements for fair value measurements in Topic 820, Fair Value Measurement. The amendments are based on the concepts in the FASB Concepts Statement, Conceptual Framework for Financial Reporting—Chapter 8: Notes to Financial Statements, which the Board finalized on August 28, 2018. Sezzle adopted this standard beginning January 1, 2020 with no material impact to the consolidated financial statements for the year ended December 31, 2020.

In August 2018, the FASB issued ASU No. 2018-15, “Intangibles—Goodwill and Other— Internal-Use Software (Subtopic 350-40)” which aligns the requirements for capitalizing implementation costs incurred in a hosting arrangement that is a service contract with the requirements for capitalizing implementation costs incurred to develop or obtain internal-use software and hosting arrangements that include an internal use software license. Sezzle adopted this standard beginning January 1, 2020 with no impact to the consolidated financial statements for the year ended December 31, 2020.

In December 2019, the FASB issued ASU No. 2019-12, “Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes” which requires franchise taxes calculated based on income are included in income tax expense. To the extent that the franchise taxes not based on income exceed the franchise taxes based on income, the excess is recorded outside of income tax expense. ASU No. 2019-12 is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2020 for public entities. Sezzle plans to adopt this standard beginning January 1, 2021 and does not expect adoption to have a material impact on its consolidated financial statements.

In March 2020, the FASB issued ASU No. 2020-04, “Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting” which provides optional expedients and exceptions if certain criteria are met when accounting for contracts or other transactions that reference LIBOR. Application of the guidance is optional until December 31, 2022 and varies based on the practical expedients elected. The Company has not elected any expedients to date and is currently evaluating any potential future impacts on the Company’s consolidated financial statements.

In August 2020, the FASB issued ASU No. 2020-06, “Debt—Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging—Contracts in Entity’s Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity” which simplifies the accounting for convertible debt by eliminating the beneficial conversion feature and cash conversion feature models from the guidance and instead requires entities to record convertible debt at amortized cost. Application of the guidance is optional starting in fiscal years beginning after December 15, 2020 and required for public entities after December 15, 2021. The Company is not expecting this standard to have any potential future impacts on the Company’s consolidated financial statements.

NOTE 2 – PROPERTY AND EQUIPMENT

As of December 31, property and equipment, net, consists of the following:

US$	2020	2019
Computer and office equipment	$636,950	$225,186
Furniture and fixtures	28,393	28,394
Property and equipment, gross	665,343	253,580
Less accumulated depreciation	(290,157)	(119,180)
Property and equipment, net	$375,186	$134,400

Depreciation expense relating to property and equipment was US$170,949 and US$74,151 for the years ended December 31, 2020 and 2019, respectively, and is recorded within general and administrative on the consolidated statements of operations and comprehensive loss.

NOTE 3 – INTERNALLY DEVELOPED INTANGIBLE ASSETS

As of December 31, internally developed intangible assets, net, consists of the following:

US$	2020	2019
Internal use software and website development costs	$825,018	$682,848
Works in process	109,155	13,672
Internally developed intangible assets, gross	934,173	696,520
Less accumulated amortization	(397,127)	(216,422)
Internally developed intangible assets, net	$537,046	$480,098

Amortization expense relating to internally developed intangible assets was US$257,425 and US$171,345 for the years ended December 31, 2020 and 2019, respectively, and is recorded within general and administrative on the consolidated statements of operations and comprehensive loss.

NOTE 4 – NOTES RECEIVABLE

As of December 31, Sezzle’s notes receivable, related allowance for uncollectible accounts, and deferred net origination fees are recorded within the consolidated balance sheets as follows:

US$	2020	2019
Notes receivable, gross	$95,398,668	$29,700,598
Less allowance for uncollectible accounts:
Balance at start of period	(3,461,837)	(645,332)
Provision	(19,587,918)	(6,235,820)
Charge-offs, net of recoveries	11,916,609	3,419,315
Total allowance for uncollectible accounts	(11,133,146)	(3,461,837)
Notes receivable, net of allowance	84,265,522	26,238,761
Deferred origination fees, net of costs	(3,458,222)	(1,049,626)
Notes receivable, net	$80,807,300	$25,189,135

Sezzle maintains an allowance for uncollectible accounts at a level necessary to absorb estimated probable losses on principal and reschedule fee receivables from consumers. Any amounts delinquent after 90 days are charged-off with an offsetting reversal of the allowance for doubtful accounts through the provision for uncollectible accounts. Additionally, amounts identified as no longer collectible—such as when a consumer becomes deceased or bankrupt—are charged off immediately. Included in charge-offs, net of recoveries, are recoveries of US$648,799 and US$170,231 for the years ended December 31, 2020 and 2019, respectively.

Sezzle uses its judgment to evaluate the allowance for uncollectible accounts based on current economic conditions and historical performance of consumer payments. The historical vintages are grouped into monthly populations for purposes of the allowance assessment. The balances of historical cumulative charge-offs by vintage support the calculation for estimating the allowance for uncollectible accounts for vintages outstanding less than 90 days.

Deferred origination fees, net of costs are comprised of unrecognized merchant fees and consumer reschedule fees net of direct note origination costs, which are recognized over the duration of the note with the consumer and are recorded as an offset to Sezzle income on the consolidated statements of operations and comprehensive loss.

Sezzle estimates the allowance for uncollectible accounts by segmenting consumer accounts receivable by the number of days balances are delinquent. Balances that are at least one day past the initial due date are considered delinquent. Balances that are not delinquent are considered current. Consumer notes receivable are charged-off following the passage of 90 days without receiving a qualifying payment, upon notice of bankruptcy, or death. Consumers are allowed to reschedule a payment one time without incurring a reschedule fee and the principal of a rescheduled payment is not considered to be delinquent. If consumers reschedule a payment more than once in the same order cycle they are subject to a reschedule fee. Alternatively, account reactivation fees are applied to any missed payments for which a consumer did not reschedule within 48 hours of the original payment date. Any account reactivation fees associated with a delinquent payment are considered to be the same number of days delinquent as the principal payment.

The following table summarizes Sezzle’s gross notes receivable and related allowance for uncollectible accounts as of December 31, 2020 and 2019:

	2020			2019
	Gross Receivables US$	Less Allowance US$	Net Receivables US$	Gross Receivables US$	Less Allowance US$	Net Receivables US$
Current	$79,673,073	$(2,692,254)	$76,980,819	$25,695,723	$(1,014,888)	$24,680,835
Days past due:
1–28	9,574,902	(3,616,327)	5,958,575	2,251,591	(923,396)	1,328,195
29–56	3,576,255	(2,646,627)	929,628	919,177	(719,910)	199,267
57–90	2,574,438	(2,177,938)	396,500	834,107	(803,643)	30,464
Total	$95,398,668	$(11,133,146)	$84,265,522	$29,700,598	$(3,461,837)	$26,238,761

Principal payments recovered after the 90 day charge-off period are recognized as a reduction to the allowance for uncollectible accounts in the period the receivable is recovered.

NOTE 5 – OTHER RECEIVABLES

As of December 31, the balance of other receivables, net, on the consolidated balance sheets is comprised of the following:

US$	2020	2019
Account reactivation fees receivable, net	804,060	307,334
Receivables from merchants	599,246	8,168
Other receivables, net	$1,403,306	$315,502

As of December 31, Sezzle’s account reactivation fees receivable and related allowance for uncollectible accounts are recorded within the consolidated balance sheets as follows:

US$	2020	2019
Account reactivation fees receivable, gross	1,875,648	790,852
Less allowance for uncollectible accounts:
Balance at start of period	(483,518)	(62,430)
Provision	(2,347,733)	(945,320)
Charge-offs, net of recoveries	1,759,663	524,232
Total allowance for uncollectible accounts	(1,071,588)	(483,518)
Account reactivation fees receivable, net	$804,060	$307,334

Sezzle maintains the allowance at a level necessary to absorb estimated probable losses on consumer account reactivation fee receivables. Any amounts delinquent after 90 days are charged-off with an offsetting reversal of the allowance for doubtful accounts through the provision for uncollectible accounts. Additionally, amounts identified as no longer collectible—such as when a consumer becomes deceased or bankrupt—are charged off immediately. Included in charge-offs, net of recoveries, are recoveries of US$71,110 and US$14,965 for the years ended December 31, 2020 and 2019, respectively.

Receivables from merchants primarily represent merchant fees charged, not yet paid to the Company as of year end. Additionally, during the years ended December 31, 2020 and 2019, the Company recorded direct write-downs of US$376,120 and US$242,881 for uncollectible receivables from merchants against the provision for uncollectible other receivables.

NOTE 6 – LEASES

The Company holds operating leases for its corporate office spaces in the United States and Canada. Total lease expense incurred for the years ended December 31, 2020 and 2019 was US$513,248 and US$348,246, respectively. Lease expense is recognized within general and administrative on the consolidated statements of operations and comprehensive loss. Additionally, total cash paid for rent was US$558,631 and US$350,722 for the years ended December 31, 2020 and 2019, respectively.

Right-of-use assets and lease liabilities are recognized as of the commencement date based on the present value of the remaining lease payments over the lease term which include renewal periods that the Company is reasonably certain to exercise. Right-of-use assets and lease liabilities are recorded within current assets and current liabilities, respectively, on the consolidated balance sheets.

The expected maturity of the Company’s operating leases as of December 31, 2020 is as follows:

US$
2021	$144,584
Less interest	(1,841)
Present value of lease liabilities	$142,743

The weighted average remaining term of the Company’s operating leases is 0.49 years. During the year ended December 31, 2020, the Company revised the estimated lease term for its corporate headquarters and terminated two other leases, resulting in a reduction in the Company’s right-of-use asset and lease liability. The weighted average discount rate of all operating leases is 4.75%. As of December 31, 2020, Sezzle has not entered into any lease agreements that contain residual value guarantees or financial covenants.

NOTE 7 – COMMITMENTS AND CONTINGENCIES

The Company has entered into several agreements with third-parties in which Sezzle will reimburse these third-parties for co-branded marketing and advertising costs. For the years ended December 31, 2020 and 2019, the Company entered into agreements that stipulate that Sezzle will commit to spend up to US$2,906,500 and US$1,085,000 in marketing and advertising spend. Absent a termination of the noted agreements, the Company is committed to spend up to an additional US$500,000 on an annual basis in future years. Sezzle had approximately US$211,000 and US$495,000 recorded as a prepaid expense in the consolidated balance sheets as of December 31, 2020 and 2019, respectively.

Expenses incurred relating to these agreements totaled US$3,220,959 and US$34,760 for the years ended December 31, 2020 and 2019, respectively. These expenses are included within marketing, advertising, and tradeshows on the consolidated statements of operations and comprehensive loss.

NOTE 8 – INCOME TAXES

The income tax expense components for the years ended December 31, 2020 and 2019 are as follows:

US$	2020	2019
Current tax expense
Federal	—	—
Foreign	—	—
State	30,964	11,981
Deferred tax expense
Federal	—	—
Foreign	—	—
State	—	—
Income tax expense	$30,964	$11,981

A reconciliation of the Company’s provision for income taxes at the federal statutory rate to the reported income tax provision for the years ended December 31, 2020 and 2019 is as follows:

	2020	2019
Computed “expected” tax benefit	(21.0)%	(21.0)%
State income tax benefit, net of federal tax effect	(1.7)	—
Nondeductible equity-based compensation	0.1	1.6
Nondeductible interest expense on beneficial conversion feature	—	0.8
Other permanent differences	—	0.7
Change in valuation allowance	23.4	19.1
Foreign rate differentials and other	(0.7)	(1.1)
Income tax expense (benefit)	0.1%	0.1%

The components of the net deferred tax assets and liabilities as of December 31, 2020 and December 31, 2019 are as follows:

US$	2020	2019
Deferred tax assets:
Net operating loss carryforwards	$5,849,989	$2,686,878
Allowance for uncollectible accounts	2,822,803	861,239
Equity based compensation	773,546	42,384
Depreciation and amortization	—	7,482
Lease liability	31,855	184,788
Startup costs	10,857	11,488
Accruals	1,722,143	45,421
Other	144,194	539
Total net deferred tax assets:	11,355,387	3,840,219
Valuation allowance	(11,227,262)	(3,660,295)
Deferred tax liabilities:
Depreciation and amortization	(93,439)	—
Equity based compensation	(1,664)	—
Right-of-use asset	(33,022)	(179,924)
Total net deferred tax liabilities:	(128,125)	(179,924)
Net deferred tax asset/(liability):	$—	$—

As of December 31, 2020, the Company has federal, state and foreign net operating loss carryforwards of approximately US$23,303,218, US$5,790,498, and US$2,047,797 respectively. The federal net operating loss carryforwards that originated after 2017 have an indefinite life and may be used to offset 80% of a future year’s taxable income. The federal net operating loss carryforwards that originated prior to 2018 have expiration dates between 2036 and 2037. The state net operating losses will carryforward for between 15-20 years and begin to expire in 2031.

The Company’s ability to utilize a portion of its net operating loss carryforwards to offset future taxable income is subject to certain limitations under Section 382 of the Internal Revenue Code due to changes in the equity ownership of the Company. An ownership change under Section 382 has not been determined at this time.

Management assesses the available positive and negative evidence to estimate whether sufficient future taxable income will be generated to permit use of the existing deferred tax assets. A significant piece of objective negative evidence evaluated was the cumulative loss incurred over the three-year period ended December 31, 2020. Such objective evidence limits the ability to consider other subjective evidence, such as the Company’s projections for future growth.

On the basis of this evaluation, as of December 31, 2020, a valuation allowance of US$11,227,262 has been recorded to recognize only the portion of the deferred tax asset that is more likely than not to be realized. The amount of the deferred tax asset considered realizable, however, could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased or if objective negative evidence in the form of cumulative losses is no longer present and additional weight is given to subjective evidence such as our projections for growth. The change in valuation allowance was approximately US$7,567,000 and US$2,495,000 for the years ended December 31, 2020 and 2019, respectively.

The Tax Cuts and Jobs Act, signed into U.S. legislation on December 22, 2017, introduced a new Global Intangible Low-Taxed Income (“GILTI”) provision. Under U.S. GAAP, the Company is allowed to make an accounting policy choice of either 1) treating taxes due on future U.S. inclusions in taxable income related to GILTI as a current-period cost when incurred, or 2) factoring such amounts into the Company’s measurement of its deferred taxes. GILTI depends not only on the Company’s current structure and estimated future income, but also on intent and ability to modify the structure or business. The Company has chosen to treat GILTI as a current-period cost when incurred.

In November 2018, US Treasury issued proposed regulations for the new section 163(j), which generally limits business interest deductions to 30% of adjusted taxable income (“ATI”). Any disallowed business interest can be carried forward on an indefinite basis. The March 2020 Coronavirus Aid, Relief and Economic Security Act (“CARES Act”) increased the limitation to 50% of adjusted taxable income. For the year ended December 31, 2020, the Company was not subject to the business interest limitation.

Management’s intention is to reinvest foreign earnings into the Company’s foreign operations. To date, Sezzle’s various foreign subsidiaries do not have any earnings.

NOTE 9 – STOCKHOLDERS’ EQUITY

Preferred Stock Dividend

On June 23, 2019, the Board of Directors declared and issued a preferred stock dividend of 909,451 shares of Series A preferred shares to existing to preferred stockholders, valued at US$763,939. The preferred stock dividend was subject to the same rights as all other series of preferred stock. All preferred stock converted to common stock in July 2019 in conjunction with the Company’s initial public offering on the Australian Securities Exchange (ASX).

Conversion of Preferred Stock to Common Stock

On July 24, 2019, the Company restructured its share capital in anticipation of listing on the ASX. Each share of Series A preferred stock was converted into common stock. The Company issued 70,446,291 common shares upon conversion of 70,446,291 Series A preferred stock, converted on a 1:1 basis in accordance with the terms of the preferred stock agreements.

Conversion of Convertible Notes to Common Stock

On July 24, 2019, the Company issued 12,064,155 common shares following the conversion of the US$5,812,500 of convertible notes outstanding, along with accrued interest, at a conversion price of US$0.49 per common share. Refer to Note 13 for further information on the convertible note issuance.

Initial Public Offering of Common Stock

On July 29, 2019, the Company listed on the ASX. The initial public offer of 35,714,286 CHESS Depository Interests (CDIs) over shares of common stock (one CDI equates to one common share) were offered at an issuance price of A$1.22 (approximately US$0.84) per CDI to raise approximately A$43.6 million (US$30,286,785) Total costs of the offer incurred during the year ended December 31, 2019 totaled US$2,777,097, resulting in overall net proceeds of US$27,509,688.

Repurchase and Retirement of Common Stock

On June 3, 2020, the Company repurchased 343,750 common shares from an existing stockholder. The purchase was made at the original cost basis, totaling US$2,234, and is recorded as a reduction in common stock and additional paid-in capital within the consolidated statements of stockholders’ equity as of December 31, 2020. The repurchased shares were retired upon purchase by the Company.

Sezzle retains a portion of vested restricted stock units to cover withholding taxes for employees. For the year ended December 31, 2020, Sezzle withheld 152,035 shares at a value of US$875,232. Sezzle recognizes this amount as treasury stock, reported within the consolidated balance sheets at cost as a reduction to stockholders’ equity.

Issuance of Common Stock

On July 15, 2020, Sezzle raised US$55,316,546 of proceeds via an institutional placement. On August 10, 2020, the Company raised an additional US$5,140,710 of proceeds via a Securities Purchase Plan offered to existing investors. In exchange for the capital raise, Sezzle issued 16,289,935 Chess Depository Interests (CDIs) at a price of A$5.30 (approximately US$3.82) per CDI. The issued CDIs are equivalent to common shares on a 1:1 basis. The total costs of the capital raise were US$2,484,504, resulting in overall net proceeds of US$57,972,752.

NOTE 10 – EMPLOYEE BENEFIT PLAN

The Company sponsors a defined contribution 401(k) plan for eligible U.S. employees. Plan assets are held separately from those of the Company in funds under the control of a third-party trustee. Participants in the plan may elect to defer a portion of their eligible compensation, on a pre- or post-tax basis, subject to annual statutory contribution limits. The Company does not offer matching contributions. There have been no Company contributions made to the plan through December 31, 2020.

NOTE 11 – REVOLVING LINE OF CREDIT

On November 14, 2018, Sezzle Funding SPE, LLC and Sezzle Inc. entered into an agreement with Bastion Consumer Funding II, LLC (“Bastion”) that provided for a credit facility of US$30,000,000. On November 29, 2019, Sezzle Funding SPE, LLC, Sezzle Inc. and Bastion amended and restated the original agreement and entered into a new Loan and Security Agreement (the “Loan Agreement”) with Bastion, Atalaya Asset Income Fund IV LP, and Hudson Cove Credit Opportunity Master Fund, LP (the “Syndicate”) for a credit facility of US$100,000,000 with a maturity date of May 29, 2022.

The Company had an outstanding revolving line of credit balance of US$40,000,000 and US$21,450,000 as of December 31, 2020 and 2019, respectively, recorded within line of credit, net as a non-current liability on the consolidated balance sheets. The new line of credit agreement bears interest at a floating per annum rate equal to the 3-month LIBOR + 7.75% (minimum 9.50%) on the US$100,000,000 (9.50% as of December 31, 2020). Beginning May 27, 2020, any daily unused amounts incur a facility fee due to the Syndicate from Sezzle at a rate of .50% per annum.

Under the Loan Agreement, interest on borrowings is due monthly and all borrowings are due at maturity. Borrowings subsequent to May 1, 2019 are based on 90% of eligible notes receivable from both the United States and Canada, defined as past due balances outstanding less than 30 days originating from the United States. For the years ended December 31, 2020 and 2019, interest expense relating to the utilization of the line of credit was US$2,238,740 and US$908,309, respectively. As of December 31, 2020 and 2019, Sezzle had pledged US$70,989,536 and US$23,757,188, respectively, of its notes receivable to Sezzle Funding SPE, LLC.

The Company’s obligations under the Loan Agreement are secured by its consumer notes receivable. The collateral does not include the Company’s intellectual property, but the Company has agreed not to encumber its intellectual property without the consent of the Syndicate.

The Company must maintain a drawdown from the credit facility of at least US$20,000,000 beginning November 29, 2019 and of at least US$40,000,000 beginning November 29, 2020. Sezzle will pay a termination fee and make-whole fee to the Syndicate in the event of early termination. Fees differ based on termination timing differences.

For the years ended December 31, 2020 and 2019, amortization expense recorded for debt issuance costs on the line of credit totaled US$417,054 and US$68,098, respectively. Total cumulative cash payments to date for debt issuance costs were US$663,649 as of December 31, 2020 and 2019.

NOTE 12 – LONG TERM DEBT

Minnesota Department of Employment and Economic Development Loan

On July 26, 2018, the Minnesota Department of Employment and Economic Development (DEED) funded a US$250,000 seven-year interest-free loan due in June 2025 to Sezzle under the State Small Business Credit Initiative Act of 2010 (the Act). The Act was created for additional funds to be allocated and dispersed by states that have created programs to increase the amount of capital made available by private lenders to small businesses. The loan proceeds are used for business purposes, primarily start-up costs and working capital needs. The loan may be prepaid in whole or in part at any time without penalty. If more than fifty percent of the ownership interest in Sezzle is transferred during the term of the loan, the loan will be required to be paid in full, along with a penalty in the amount of thirty percent of the original loan amount.

Paycheck Protection Program Loan

On April 14, 2020, the Company received loan proceeds in the amount of US$1,220,332 under the U.S. Small Business Administration’s Paycheck Protection Program (PPP). The PPP, established as part of the CARES Act, provides loans to qualifying businesses for amounts up to 2.5 times of the average monthly payroll expenses of the qualifying business. PPP loans are uncollateralized and guaranteed by the SBA, and are forgivable after a “covered period” (eight or twenty-four weeks) as long as the borrower maintains its payroll levels and uses the loan proceeds for eligible expenses, including payroll, benefits, rent, and utilities. The forgiveness amount will be reduced if the borrower terminates employees or reduces salaries and wages more than 25% during the covered period. Any unforgiven portion of the PPP loan is payable over two years at an interest rate of 1% with payments deferred until the SBA remits the borrower’s loan forgiveness amount to the lender, or, if the borrower does not apply for forgiveness, ten months after the end of the covered period. PPP loan terms provide for customary events of default including payment defaults, breaches of representations and warranties, and insolvency events and may be accelerated upon the occurrence of one or more of these events of default. Additionally, the PPP loan terms do not include prepayment penalties.

The Company met the PPP’s loan forgiveness requirements, and therefore, applied for forgiveness as of December 31, 2020. When legal release is received, the Company will record the amount forgiven as forgiveness income within other income and expense, net, on its consolidated statements of operations and comprehensive loss. If any portion of the Company’s PPP loan is not forgiven, the Company will be required to repay that portion, plus unpaid interest, on April 14, 2022. Additionally, the Company will be required to make semiannual payments of all accrued, unpaid interest, with the repayment term beginning at the time that the SBA remits the amount forgiven to the Company’s lender. The Company has not received legal release from the SBA to date. As of December 31, 2020, the Company has accrued US$8,526 of interest expense for this note.

The SBA reserves the right to audit any PPP loan, regardless of size. These audits may occur after forgiveness has been granted. In accordance with the CARES Act, all borrowers are required to maintain their PPP loan documentation for six years after the PPP loan was forgiven or repaid in full and to provide that documentation to the SBA upon request.

NOTE 13 – CONVERTIBLE NOTES

On March 29, 2019, the Company issued US$5,662,500 of convertible notes to a group of investors. The promissory notes had a stated maturity date of March 29, 2021 and paid an annual interest rate of 4% on the unpaid principal balance through June 30, 2019. Subsequent to June 30, 2019, the notes paid an annual interest rate of 8% on the unpaid principal balance. The notes were issued at a US$25,000 discount, comprising of debt issuance costs, which is amortized over the life of the convertible notes. Any unamortized discount is expensed upon the conversion of the notes. Amortization of the discount totaled US$25,000 for the year ended December 31, 2019 and is recorded within net interest expense within the consolidated statements of operations and comprehensive loss.

Additionally, the notes carried a conversion feature whereby they would automatically convert upon either (a) a change in control of the Company; (b) a reorganization, merger, or consolidation of the Company; (c) the sale of the Company’s assets; or (d) an initial public offering of the Company’s common stock. The notes also would have converted in the event the Company consummated an equity financing arrangement with an aggregate sales price of no less than US$10,000,000. Upon the occurrence of one of the aforementioned events, the notes would have converted into 80% of the price per share value of common stock applicable at the time of the event. The notes also carried an optional conversion feature whereby the notes may convert into common stock.

On June 6, 2019, the Company issued two separate convertible notes totaling US$150,000. The promissory notes had a stated maturity date of June 6, 2021 with the option of individual 1-year renewable periods for up to 5 years should no conversion event occur. The notes paid an annual interest rate of 10% on the unpaid principal balance through June 6, 2021.

The first convertible note of US$75,000 carried a conversion feature where it would automatically convert upon either (a) a change in control of the Company; (b) a reorganization, merger, or consolidation of the Company; (c) the sale of the Company’s assets; or (d) an initial public offering of the Company’s common stock (or a security representing common stock). The note also would have converted in the event the Company consummated an equity financing arrangement with an aggregate sales price of no less than US$500,000. Upon the occurrence of one of the aforementioned events, the note would convert into 80% of the price per share value of common stock applicable at the time of the event. The note also carried an optional conversion feature whereby the note may convert into common stock.

The second convertible note of US$75,000 carried a conversion feature where it would automatically convert upon either (a) a change in control of the Company; (b) a reorganization, merger, or consolidation of the Company; (c) the sale of the Company’s assets; or (d) an initial public offering of the Company’s common stock (or a security representing common stock). The note also would have converted in the event the Company consummated an equity financing arrangement with an aggregate sales price of no less than US$500,000. Upon the occurrence of one of the aforementioned events, the note would convert into 80% of the price per share value of common stock applicable at the time of the event. The note also carried an optional conversion feature whereby the note may convert into common stock.

The contingent conversion features of the notes issued on March 29, 2019 and June 6, 2019 were triggered on July 24, 2019 as a result of the Company’s initial public offering of common stock on the ASX. The total non-cash impact of the beneficial conversion feature was US$579,216, comprised of US$470,268 of expense incurred on the date of conversion, and accumulated interest incurred on the convertible notes of US$88,229. The impacts of the conversion are recorded within interest expense on beneficial conversion feature and net interest expense, respectively, in the consolidated statements of operations and comprehensive loss for the year ended December 31, 2019.

NOTE 14 – EQUITY BASED COMPENSATION

The Company issues incentive and non-qualified stock options, restricted stock units, and restricted stock awards to employees and non-employees with vesting requirements varying from six months to four years (the typical vesting is a one-year cliff vesting and monthly vesting after the first year of service). The Company utilizes the Black-Scholes model for valuing stock option issuances and the grant date fair value for valuing the restricted stock issuances.

Equity based compensation expense, including vesting of restricted stock units, totaled US$7,010,844 and US$1,167,265 for the years ended December 31, 2020 and 2019, respectively. Equity based compensation expense is recorded within personnel on the consolidated statements of operations and comprehensive loss.

2016 Employee Stock Option Plan

The Company adopted the 2016 Employee Stock-Option Plan on January 16, 2016. The number of options authorized for issuance under the plan is 10,000,000. The Company had 6,844,170 and 8,336,253 options issued and outstanding under the plan as of December 31, 2020 and 2019, respectively. Additionally, the Company had 155,556 and 350,000 of restricted stock awards issued and outstanding as of December 31, 2020 and 2019. During the years ended December 31, 2020 and 2019, 1,344,145 and 882,914 options were exercised into 1,344,145 and 882,914 shares of common stock, respectively.

2019 Equity Incentive Plan

The Company adopted the 2019 Equity Incentive Plan on June 25, 2019. The number of options authorized for issuance under the plan is 26,000,000. The Company had 17,671,374 and 8,716,250 options issued and outstanding as of December 31, 2020 and 2019, respectively; and 2,680,259 and 557,000 restricted stock units issued and outstanding as of December 31, 2020 and 2019, respectively. During the year ended December 31, 2020, 392,331 options were exercised into 392,331 shares of common stock.

The following tables summarize the options issued, outstanding, and exercisable as of December 31, 2020 and 2019:

	For the year ended December 31, 2020
	Number of Options	Weighted Average Exercise Price	Intrinsic Value	Weighted Average Remaining Life
Outstanding, beginning of year	17,052,503	$0.624	$14,895,996	—
Granted	10,105,163	0.826	—	—
Exercised	(1,736,476)	0.305	5,917,834	—
Canceled	(905,646)	0.096	—	—
Outstanding, end of year	24,515,544	1.343	84,731,639	8.65
Exercisable, end of year	7,064,077	0.522	29,883,424	8.04
Expected to vest, end of year	17,451,467	$1.675	$54,848,215	8.90

	For the year ended December 31, 2019
	Number of Options	Weighted Average Exercise Price	Intrinsic Value	Weighted Average Remaining Life
Outstanding, beginning of year	7,430,000	$0.044	$1,307,849	—
Granted	11,971,250	0.891	—	—
Exercised	(882,914)	0.042	1,108,483	—
Canceled	(1,465,833)	0.215	—	—
Outstanding, end of year	17,052,503	0.624	14,895,996	9.18
Exercisable, end of year	3,396,325	0.071	4,731,629	8.40
Expected to vest, end of year	13,656,178	$0.762	$10,164,367	9.37

The following table represents the assumptions used for estimating the fair values of stock options granted to employees, contractors, and non-employees of the Company under the Black-Scholes method. The risk-free interest rate is based on the U.S. Treasury yield curve in effect on the grant date:

	2020	2019
Risk-free interest rate	0.37% – 0.56%	1.59% – 2.61%
Expected volatility	91.30% – 93.83%	65.00% – 82.88%
Expected life (in years)	6.00	6.00
Weighted average estimated fair value of options granted	$2.23	$0.66

The following table represents the assumptions used for estimating the fair values of stock options granted to executives under the Long Term Incentive Plan (LTIP) of the Company under the Monte Carlo Simulation valuation model. Refer to Note 16 for further information around the Company’s LTIP plan. The risk-free interest rate is based on the U.S. Treasury yield curve in effect on the grant date:

	2020	2019
Risk-free interest rate	0.68%	—
Expected volatility	93.0%	—
Expected life (in years)	6.1	—
Weighted average estimated fair value of options granted	$0.64	—

Restricted stock award and restricted stock unit transactions during the years ended December 31, 2020 and 2019, respectively, are summarized as follows:

	Number of Shares	Weighted Average Grant Date Fair Value US$
Unvested shares, January 1, 2020	772,222	$1.12
Granted	2,659,094	3.48
Vested	(581,402)	1.02
Forfeited or surrendered	(16,171)	1.35
Unvested shares, December 31, 2020	2,833,743	$3.37

	Number of Shares	Weighted Average Grant Date Fair Value US$
Unvested shares, January 1, 2019	—	$—
Granted	907,000	1.15
Vested	(134,778)	0.95
Forfeited or surrendered	—	—
Unvested shares, December 31, 2019	772,222	$1.13

During the year ended December 31, 2020, employees and non-employees received restricted stock units totaling 2,659,094. Vesting of restricted stock units and restricted stock awards totaled 464,736 and 116,666, respectively. The shares underlying the restricted stock units granted in 2020 were assigned a weighted average fair value of US$3.48 per share, for a total value of US$9,250,511. The restricted stock issuances are scheduled to vest over a range of one to four years.

For the year ended December 31, 2019, employees and non-employees received restricted stock grants totaling 907,000 shares, inclusive of 557,000 restricted stock units and 350,000 restricted stock awards. Vesting of restricted stock units and restricted stock awards are totaled 57,000 and 77,778, respectively. The shares underlying the awards were assigned a weighted average fair value of US$1.15 per share, for a total value of US$1,043,050. The restricted stock issuances are scheduled to vest over a range of three to four years.

As of December 31, 2020, the total compensation cost related to non-vested awards not yet recognized is US$23,912,268 and is expected to be recognized over the weighted average remaining recognition period of approximately 3.1 years.

As of December 31, 2019, the total compensation cost related to non-vested awards not yet recognized is US$8,160,309 and is expected to be recognized over the weighted average remaining recognition period of approximately 3.6 years.

NOTE 15 – MERCHANT INTEREST PROGRAM

Sezzle offers its merchants an interest bearing program whereby merchants may defer payment from the Company in exchange for interest. Merchant accounts payable in total were US$60,933,272 and US$13,284,544 as of December 31, 2020 and 2019, respectively, as disclosed on the consolidated balance sheets. Of these amounts, US$53,528,501 and US$10,053,570 were recorded within the merchant interest program balance as of December 31, 2020 and 2019, respectively.

Deferred payments retained in the program bear interest at the LIBOR daily (3 month) rate plus three percent (3.0%) on an annual basis, compounding daily. The weighted average annual percentage yield for the year ended December 31, 2020 was 5.43%. Interest expense associated with the program totaled US$1,475,554 and US$293,461 for the years ended December 31, 2020 and 2019, respectively.

Deferred payments are due on demand (up to US$250,000 during any seven day period) at the request of the merchant; however, Sezzle reserves the right to impose additional limits on the program and make changes to the program without notice or limits. These limits and changes to the program can include but are not limited to: maximum balances, withdrawal amount limits, and withdrawal frequency.

NOTE 16 – SHORT AND LONG TERM INCENTIVE PLANS

In May 2020, the Company adopted a short term incentive compensation program for its employees and executives. The program is based on achievements where individuals will be compensated for Company-wide and individual and/or team performance for the fiscal year. Measurement of compensable amounts is determined at the end of the year and payouts to individuals will be made in the form of restricted stock units in the following year. As of December 31, 2020, the Company has accrued a total of US$2,133,806 for this program, which is recorded in accrued liabilities on the consolidated balance sheets and offset by an expense recognized in personnel on the consolidated statements of operations and comprehensive loss.

The Company also adopted the LTIP plan for its executive team in May 2020. The LTIP comprises grants of market priced stock options under the 2019 Equity Incentive Plan, with vesting subject to required levels of Comparative Total Shareholder Return (TSR) tested over three years, and subject to continued employment for a three-year period ending January 1, 2023. Both the market and service vesting conditions must be met in order for the grantee to vest at the end of the three year measurement period.

Each of the executive and designated senior officers of the Company was awarded a long term incentive stock option grant to purchase shares on May 22, 2020. The stock options have an exercise price of A$2.10 per share, based on the closing sale price of CDIs on the ASX on May 21, 2020, the trading day prior to the date of grant. The amount of each award is equal to 300% of the individual’s salary in effect as of May 22, 2020 (100% for each of the three years in the performance period and pro-rated for start date).

The Company’s stock price performance will be measured based on its volume weighted average price relative to other companies included within the S&P/ASX All Technology Index. The number of long term incentive stock option grants were calculated based on a fair value of US$0.64 per option, determined under the Monte Carlo Simulation valuation method.

Total expense recognized related to compensation under the LTIP program was US$5,939,644 for the year ended December 31, 2020. The compensable amounts under the LTIP to executive board members are subject to shareholder approval. Due to the pending approval, as of December 31, 2020, the Company has remeasured the fair value of the awards issued to executive board members utilizing the Monte Carlo Simulation valuation method and accrued US$4,483,073 within other non-current liabilities in the consolidated balance sheets, and offset by an expense recognized in personnel on the consolidated statements of operations and comprehensive loss. The increase in value is primarily driven by the positive performance of the Company’s share price during the year. Awards to non-board member executives are included within the stock compensation amounts detailed within Note 14.

NOTE 17 – LOSSES PER SHARE

The computation for basic loss per share is established by dividing net losses for the period by the weighted average shares outstanding during the reporting period, including repurchases carried as treasury stock. Diluted loss per share is computed in a similar manner, with weighted average shares increasing from the assumed exercise of employee stock options (including options classified as liabilities) and assumed vesting of restricted stock units (if dilutive). Given the Company is in a loss position, the impact of including assumed exercises of stock options and vesting of restricted stock units would have an anti-dilutive impact on the calculation of diluted loss per share and, accordingly, diluted and basic loss per share were equal for the years ended December 31, 2020 and 2019.

NOTE 18 – SUBSEQUENT EVENTS

Receivable Funding Facility

On February 10, 2021, Sezzle entered into an agreement with Goldman Sachs Bank USA (the ‘Class A’ senior lender) and Bastion Funding IV LLC (the ‘Class B’ mezzanine lender) for a US$250,000,000 receivables funding facility. The funding facility has a maturity date of June 12, 2023 (a 28-month term from the agreement date). The agreement is secured by the Company’s consumer notes receivable it chooses to pledge and is subject to covenants. Fifty percent of the total available funding facility (US$125,000,000) is committed while the remaining fifty percent is available to the Company for expanding its funding capacity. The funding facility carries an interest rate of LIBOR+3.375% and LIBOR+10.689% (the LIBOR floor rate is set at 0.25%) for funds borrowed from the Class A and Class B lender, respectively. In the event of a prepayment due to a broadly marketed and distributed securitization transaction with a party external to the agreement, an exit fee of 0.75% of such prepaid balance will be due to the lender upon such transaction. Additionally, the Company paid a US$1,000,000 termination fee to exit the previous Loan Agreement with the Syndicate.

Merchant Contract Obligations

During the second quarter of 2021, Sezzle entered into various agreements with merchants whereby Sezzle will make marketing, incentive or other payments to the merchant over the terms of the agreements, ranging from one to three years. Sezzle is committed to reimburse up to approximately US$35,000,000 throughout the term of these agreements for co-marketing related activities. Certain agreements also contain provisions that may require payments by the Company and are contingent on Sezzle and/or the third party meeting specified criteria, such as achieving volume targets and implementation benchmarks.

Long-Term Incentive Program

On June 10, 2021, the Company obtained shareholder approval to issue LTIP award grants to executive board members in the form of Performance-based Restricted Stock Units (PRSUs) as replacement awards for the LTIP awards originally issued in 2020. The Company’s shareholders approved issuances of up to 1,500,000 of Performance-based Restricted Stock Units (PRSUs) to these two executive board members. The Company accounted for the replacement award issuance as a modification. In connection with receiving shareholder approval for the issuance of the PRSUs, the Company remeasured the fair value of the awards and reclassified the awards from other long-term liabilities to stockholder’s equity. The total fair value reclassified from liability to stockholder’s equity was US$9,293,035 as of June 10, 2021.

Paycheck Protection Program Loan Repayment

On June 24, 2021, the Company repaid its PPP loan in full, comprising US$1,220,332 in principal and US$14,779 in accrued interest. The SBA reserves the right to audit any PPP loan, regardless of size. These audits may occur after forgiveness has been granted or the loan has been repaid in full. In accordance with the CARES Act, all borrowers are required to maintain their PPP loan documentation for six years after the PPP loan was forgiven or repaid in full and to provide that documentation to the SBA upon request.

Issuance of Common Stock

On July 14, 2021, Sezzle agreed to issue Discover Financial Services LLC (“Discover”) US$30,000,000 of the Company’s common stock at a price of US$6.58 per share (A$8.83), which was completed on July 19, 2021. The Company and Discover are finalizing a definitive commercial agreement, in which the parties propose to enter into an expanded partnership, including plans for a buy now, pay later network solution on the Discover Global Network, as well as a dedicated referral program introducing Discover credit and debit products to the Company’s consumer base.

Other Subsequent Events

The Company has evaluated subsequent events through the date of the audit report and determined that there have been no events, other than those disclosed above, that have occurred that would require adjustment to the disclosures in the consolidated financial statements.

Consolidated Balance Sheets (unaudited)

	As of
	June 30, 2021	December 31, 2020
Assets
Current Assets
Cash and cash equivalents	$58,184,476	$84,285,383
Restricted cash, current	1,822,467	4,798,520
Notes receivable, net	99,720,294	80,807,300
Other receivables, net	1,941,455	1,403,306
Prepaid expenses and other current assets	3,093,766	1,705,919
Total current assets	164,762,458	173,000,428
Non-Current Assets
Internally developed intangible assets, net	738,904	537,046
Property and equipment, net	505,308	375,186
Operating right-of-use assets	186,251	145,576
Restricted cash, non-current	20,000	20,000
Other assets	42,394	32,537
Total Assets	$166,255,315	$174,110,773

Liabilities and Stockholders’ Equity
Current Liabilities
Merchant accounts payable	$88,926,109	$60,933,272
Operating lease liabilities	142,992	142,743
Accrued liabilities	9,687,325	6,680,870
Other payables	2,810,124	615,839
Total current liabilities	101,566,550	68,372,724
Long Term Liabilities
Long term debt	250,000	1,470,332

Line of credit, net of unamortized debt issuance costs of $1,468,324 and $173,773, respectively	19,531,676	39,826,227
Other non-current liabilities	—	4,483,073
Total Liabilities	121,348,226	114,152,356

Stockholders’ Equity
Common stock, $0.00001 par value; 750,000,000 and 300,000,000 shares authorized, respectively; 198,613,882 and 197,078,709 shares issued, respectively; 198,320,795 and 196,926,674 shares outstanding, respectively	1,978	1,970
Additional paid-in capital	128,254,422	112,640,974
Stock subscriptions: 37,017 and 64,000 shares subscribed, respectively	(43,993)	(69,440)
Treasury stock, at cost: 293,087 and 152,035 shares, respectively	(1,656,685)	(875,232)
Accumulated other comprehensive income	997,956	494,505
Accumulated deficit	(82,646,589)	(52,234,360)
Total Stockholders’ Equity	44,907,089	59,958,417
Total Liabilities and Stockholders’ Equity	$166,255,315	$174,110,773

See the accompanying Notes to the Consolidated Financial Statements.

Consolidated Statements of Operations and Comprehensive Loss (unaudited)

	For the three months ended		For the six months ended
	June 30, 2021	June 30, 2020	June 30, 2021	June 30, 2020
Income
Sezzle income	$24,149,057	$10,848,916	$46,401,446	$17,887,117
Account reactivation fee income	3,696,612	1,765,115	7,474,980	2,895,804
Total income	27,845,669	12,614,031	53,876,426	20,782,921

Operating Expenses
Personnel	15,363,215	6,049,657	27,665,389	9,812,403
Transaction expense	9,572,408	5,205,388	18,497,334	8,706,879
Third-party technology and data	1,118,438	466,551	2,269,630	857,063
Marketing, advertising, and tradeshows	1,852,240	546,833	3,376,009	824,548
General and administrative	3,905,806	826,811	6,289,322	1,722,817
Provision for uncollectible accounts	13,847,205	2,300,977	22,424,183	5,134,589
Total operating expenses	45,659,312	15,396,217	80,521,867	27,058,299

Operating Loss	(17,813,643)	(2,782,186)	(26,645,441)	(6,275,378)

Other Income (Expense)
Net interest expense	(1,226,108)	(1,048,633)	(2,579,727)	(1,855,539)
Other income and expense, net	3,134	3,475	(53,905)	(54,011)
Loss on extinguishment of line of credit	—	—	(1,092,679)	—
Loss before taxes	(19,036,617)	(3,827,344)	(30,371,752)	(8,184,928)

Income tax expense	22,255	8,375	40,477	8,375

Net Loss	(19,058,872)	(3,835,719)	(30,412,229)	(8,193,303)

Other Comprehensive Income
Foreign currency translation adjustment	368,520	3,875	503,451	9,885

Total Comprehensive Loss	$(18,690,352)	$(3,831,844)	$(29,908,778)	$(8,183,418)

Net Losses per Share:
Basic and diluted loss per common share	$(0.10)	$(0.02)	$(0.15)	$(0.05)
Basic and diluted weighted average shares outstanding	197,770,409	179,286,985	197,433,425	179,110,131

Consolidated Statements of Stockholders’ Equity (unaudited)

	Common Stock		Additional Paid-in	Stock	Treasury Stock, At	Accumulated Other Comprehensive	Accumulated
	Shares	Amount	Capital	Subscriptions	Cost	Income	Deficit	Total
Balance at January 1, 2020	178,931,312	$1,789	$47,154,147	$—	$—	$—	$(19,841,620)	$27,314,316
Equity based compensation	—	—	1,501,263	—	—	—	—	1,501,263
Stock option exercises	456,888	4	37,101	—	—	—	—	37,105
Restricted stock issuances and vesting of awards	25,000	—	38,687	—	—	—	—	38,687
Stock subscriptions receivable related to stock option exercises	180,416	2	8,473	(8,475)	—	—	—	—
Stock subscriptions collected related to stock option exercises	—	—	—	8,475	—	—	—	8,475
Repurchase of common stock	(343,750)	(3)	(2,231)	—	—	—	—	(2,234)
Foreign currency translation adjustment	—	—	—	—	—	9,885	—	9,885
Net loss	—	—	—	—	—	—	(8,193,303)	(8,193,303)
Balance at June 30, 2020	179,249,866	$1,792	$48,737,440	$—	$—	$9,885	$(28,034,923)	$20,714,194

	Common Stock		Additional Paid-in	Stock	Treasury Stock, At	Accumulated Other Comprehensive	Accumulated
	Shares	Amount	Capital	Subscriptions	Cost	Income	Deficit	Total
Balance at January 1, 2021	196,926,674	$1,970	$112,640,974	$(69,440)	$(875,232)	$494,505	$(52,234,360)	$59,958,417
Equity based compensation	—	—	4,513,291	—	—	—	—	4,513,291
Stock option exercises	817,300	8	251,413	—	—	—	—	251,421
Restricted stock issuances and vesting of awards	624,606	—	1,449,791	—	—	—	—	1,449,791
Conversion of liability-classified incentive awards to stockholder’s equity	—	—	9,293,035	—	—	—	—	9,293,035
Stock subscriptions receivable related to stock option exercises	93,267	—	105,918	(105,918)	—	—	—	—
Stock subscriptions collected related to stock option exercises	—	—	—	131,365	—	—	—	131,365
Repurchase of common stock	(141,052)	—	—	—	(781,453)	—	—	(781,453)
Foreign currency translation adjustment	—	—	—	—	—	503,451	—	503,451
Net loss	—	—	—	—	—	—	(30,412,229)	(30,412,229)
Balance at June 30, 2021	198,320,795	$1,978	$128,254,422	$(43,993)	$(1,656,685)	$997,956	$(82,646,589)	$44,907,089

See the accompanying Notes to the Consolidated Financial Statements.

Consolidated Statements of Stockholders’ Equity (unaudited)

	Common Stock		Additional Paid-in	Stock	Treasury Stock, At	Accumulated Other Comprehensive	Accumulated
	Shares	Amount	Capital	Subscriptions	Cost	Income	Deficit	Total
Balance at April 1, 2020	179,111,728	$1,791	$47,771,143	$(8,475)	$—	$6,010	$(24,199,204)	$23,571,265
Equity based compensation	—	—	892,740	—	—	—	—	892,740
Stock option exercises	456,888	4	37,101	—	—	—	—	37,105
Restricted stock issuances and vesting of awards	25,000	—	38,687	—	—	—	—	38,687
Stock subscriptions collected related to stock option exercises	—	—	—	8,475	—	—	—	8,475
Repurchase of common stock	(343,750)	(3)	(2,231)	—	—	—	—	(2,234)
Foreign currency translation adjustment	—	—	—	—	—	3,875	—	3,875
Net loss	—	—	—	—	—	—	(3,835,719)	(3,835,719)
Balance at June 30, 2020	179,249,866	$1,792	$48,737,440	$—	$—	$9,885	$(28,034,923)	$20,714,194

	Common Stock		Additional Paid-in	Stock	Treasury Stock, At	Accumulated Other Comprehensive	Accumulated
	Shares	Amount	Capital	Subscriptions	Cost	Income	Deficit	Total
Balance at April 1, 2021	197,392,208	$1,972	$115,430,181	$(61,925)	$(1,282,666)	$629,436	$(63,587,717)	$51,129,281
Equity based compensation	—	—	2,329,702	—	—	—	—	2,329,702
Stock option exercises	614,950	6	180,831	—	—	—	—	180,837
Restricted stock issuances and vesting of awards	333,617	—	976,680	—	—	—	—	976,680
Conversion of liability-classified incentive awards to stockholder’s equity	—	—	9,293,035	—	—	—	—	9,293,035
Stock subscriptions receivable related to stock option exercises	37,017	—	43,993	(43,993)	—	—	—	—
Stock subscriptions collected related to stock option exercises	—	—	—	61,925	—	—	—	61,925
Repurchase of common stock	(56,997)	—	—	—	(374,019)	—	—	(374,019)
Foreign currency translation adjustment	—	—	—	—	—	368,520	—	368,520
Net loss	—	—	—	—	—	—	(19,058,872)	(19,058,872)
Balance at June 30, 2021	198,320,795	$1,978	$128,254,422	$(43,993)	$(1,656,685)	$997,956	$(82,646,589)	$44,907,089

See the accompanying Notes to the Consolidated Financial Statements.

Consolidated Statements of Cash Flows (unaudited)

	For the six months ended
	June 30, 2021	June 30, 2020
Operating Activities:
Net loss	$(30,412,229)	$(8,193,303)
Adjustments to reconcile net loss to net cash (used for) provided from operating activities:
Depreciation and amortization	339,060	184,638
Provision for uncollectible accounts	22,424,183	5,134,589
Provision for other uncollectible receivables	2,505,818	931,549
Equity based compensation and restricted stock vested	5,963,082	1,539,950
Amortization of debt issuance costs	310,475	208,527
Impairment losses on long-lived assets	—	5,287
Loss on extinguishment of line of credit	1,092,679	—
Changes in operating assets and liabilities:
Notes receivable	(41,177,192)	(24,598,927)
Other receivables	(3,043,228)	(939,749)
Prepaid expenses and other assets	(1,394,247)	65,510
Merchant accounts payable	27,836,978	25,908,695
Other payables	2,197,599	198,454
Accrued liabilities	7,806,819	2,110,300
Operating leases	(40,496)	(28,149)
Net Cash (Used for) Provided from Operating Activities	(5,590,699)	2,527,371

Investing Activities:
Purchase of property and equipment	(308,873)	(71,328)
Internally developed intangible asset additions	(363,419)	(174,723)
Net Cash Used for Investing Activities	(672,292)	(246,051)

Financing Activities:
Proceeds from long term debt	—	1,220,332
Payments on long term debt	(1,220,332)	—
Proceeds from line of credit	26,666,667	27,650,000
Payments to line of credit	(45,666,667)	(12,100,000)
Payments of debt issuance costs	(1,697,705)	—
Payment of debt extinguishment costs	(1,000,000)	—
Proceeds from stock option exercises	251,421	37,105
Stock subscriptions collected related to stock option exercises	131,365	8,475
Repurchase of common stock	(781,453)	(2,234)
Net Cash (Used for) Provided from Financing Activities	(23,316,704)	16,813,678

Effect of exchange rate changes on cash	502,735	13,509
Net (decrease) increase in cash, cash equivalents, and restricted cash	(29,579,695)	19,094,998
Cash, cash equivalents, and restricted cash, beginning of year	89,103,903	36,624,618
Cash, cash equivalents, and restricted cash, end of period	$60,026,943	$55,733,125

Noncash investing and finance activities:
Lease liabilities arising from obtaining right-of-use assets	142,597	—
Conversion of long-term incentive compensation from liability to equity	9,293,035	—

Supplementary disclosures:
Interest paid	2,579,591	1,653,730
Income taxes paid	4,575	—

See the accompanying Notes to the Consolidated Financial Statements.

Notes to Consolidated Financial Statements (unaudited)

Note 1. Significant Accounting Policies

These unaudited consolidated financial statements are prepared and presented in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP) and the rules and regulations of the Securities and Exchange Commission (SEC) applicable to interim financial statements. While these consolidated financial statements and the accompanying notes thereof reflect all normal recurring adjustments that are, in the opinion of management, necessary for fair presentation of the results of the interim period, they do not include all of the information and footnotes required by U.S. GAAP for complete consolidated financial statements. These consolidated financial statements and their accompanying notes should be read in conjunction with the consolidated financial statement disclosures in our 2020 annual consolidated financial statements. Operating results reported for the three and six months ended June 30, 2021 might not be indicative of the results for any subsequent period or the entire year ending December 31, 2021.

Sezzle Inc. (the “Company” or “Sezzle”) uses the same accounting policies in preparing quarterly and annual consolidated financial statements. The consolidated financial statements include all the accounts and activities of Sezzle Inc. and its wholly-owned subsidiaries. All significant intercompany balances and transactions are eliminated during consolidation.

Sezzle operates as a single segment that consists primarily of lending to consumers located in the United States and Canada who purchase goods from its affiliated merchants. The Company currently has startup operations in India and Europe. While distinct geographic locations, the operations in both countries are still in an early growth stage. Sezzle’s income and assets are primarily related to operations in North America.

None of the recent accounting pronouncements issued by the Financial Accounting Standards Board during the six months ended June 30, 2021 are within scope for the Company; therefore, it does not expect any of the recent accounting pronouncements issued to have a material effect on the Company’s consolidated financial statements.

The Company has evaluated events and transactions occurring subsequent to the consolidated balance sheet as of June 30, 2021 for items that should potentially be recognized or disclosed in these consolidated financial statements. The evaluation was conducted through the date these consolidated financial statements were issued.

Certain prior period amounts have been reclassified to conform with the current period presentation format. Notably, (a) balances previously reported as ‘Cost of income’ are now classified as ‘Transaction expenses’ and reported within operating expenses, (b) the Company has removed Gross profit from the consolidated statements of operations and comprehensive loss, and (c) the Company has disaggregated selling, general, and administrative expenses to reflect the primary components included within this line item, including: Personnel; Third-party technology and data; Marketing, advertising, and tradeshows; and General and administrative. These reclassifications had no effect on operating loss or total comprehensive loss. The components of operating expenses are comprised of the following:

●	Personnel includes all salaries and wages paid to employees, contractor payments, payroll taxes, employee benefits, and stock and incentive–based compensation;

●	Transaction expense primarily comprises processing fees paid to third parties to process debit, credit and ACH payments received from consumers, merchant affiliate program and partnership fees, and consumer communication costs. Sezzle incurs merchant affiliate program and partnership fees when consumers make purchases with merchants that either were referred by another merchant or are associated with partner platforms with which Sezzle has a contractual agreement. Sezzle incurs customer communication costs when Sezzle notifies the consumer about the transaction status and upcoming payments. Communications are primarily made via text message directly to the consumer;

●	Third-party technology and data primarily includes costs incurred related to fraud prevention, other cloud-based computing services, and costs of failed loan applications. Underwriting costs incurred that result in successfully originated loans are an element of Sezzle Income and recognized as a reduction of the overall income and, therefore, these costs are not included in third-party technology and data;

●	Marketing, advertising, and tradeshows includes costs related to marketing, sponsorships, advertising, attending tradeshows, promotional product expenses, and costs to co-market Sezzle’s brand with its merchants;

●	General and administrative primarily includes legal, compliance, audit, tax, and other consultation costs; third-party implementation fees; and charitable contributions; and

●	Provision for uncollectible accounts on notes receivable is calculated on an expected-loss basis. Sezzle maintains an allowance for uncollectible accounts at a level necessary to absorb estimated probable losses on principal and reschedule fee receivables from consumers. Any amounts delinquent after 90 days are charged-off with an offsetting reversal of the allowance for doubtful accounts through the provision for uncollectible accounts. Additionally, amounts identified as no longer collectible—such as when a consumer becomes deceased or bankrupt—are charged off immediately. Sezzle uses its judgment to evaluate the allowance for uncollectible accounts based on current economic conditions and historical performance of consumer payments.

Note 2. Fair Value

Fair values are based on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e. an exit price). Fair value measurements are reported in one of three levels reflecting the valuation techniques used to determine fair value. The three levels of the fair value hierarchy are as follows:

●	Level 1 - Unadjusted quoted prices for identical assets or liabilities in active markets;

●	Level 2 - Inputs other than quoted prices in active markets for identical assets and liabilities that are observable either directly or indirectly for substantially the full term of the asset or liability; and

●	Level 3 - Unobservable inputs for the asset or liability, which include management’s own assumption about the assumptions market participants would use in pricing the asset or liability, including assumptions about risk.

The Company measures the value of its money market securities on a regular basis. The fair value of its money market securities, totaling $2,000,019 and $9,996,155 as of June 30, 2021 and December 31, 2020, respectively, are based on Level 1 inputs and are included within cash and cash equivalents on the consolidated balance sheets.

Note 3. Total Income

Sezzle Income

Sezzle receives its income primarily from fees paid by merchants in exchange for Sezzle’s payment processing services. These fees are applied to the underlying sales to consumers passing through the Company’s platform and are predominantly based on a percentage of the consumer order value plus a fixed fee per transaction. Consumer installment payment plans typically consist of four installments, with the first payment made at the time of purchase and subsequent payments coming due every two weeks thereafter. Additionally, consumers may reschedule their initial installment plan by delaying payment for up to two weeks, for which Sezzle earns a rescheduled payment fee. The total of merchant fees and rescheduled payment fees, less note origination costs, are collectively referred to as Sezzle income within the consolidated statements of operations and comprehensive loss. Note origination costs are comprised of costs paid to third-parties to obtain data for underwriting consumers which result in a successful transaction. Such costs which result in a declined order are recorded in third-party technology and data within operating expenses in the consolidated statements of operations and comprehensive loss.

Sezzle income is initially recorded as a reduction to notes receivable, net, within the consolidated balance sheets. Sezzle income is then recognized over the average duration of the note using the effective interest rate method. Total Sezzle income to be recognized over the duration of existing notes receivable outstanding was $4,356,929 and $3,458,222 as of June 30, 2021 and December 31, 2020, respectively. Total Sezzle income recognized was $46,401,446 and $17,887,117 for the six months ended June 30, 2021 and 2020, respectively, and $24,149,057 and $10,848,916 for the three months ended June 30, 2021 and 2020, respectively.

Account Reactivation Fee Income

Sezzle also earns income from consumers in the form of account reactivation fees. These fees are assessed to consumers who fail to make a timely payment. Sezzle allows a 48-hour waiver period where fees are dismissed if the installment is paid by the consumer. Account reactivation fees are recognized at the time the fee is charged to the consumer, less an allowance for uncollectible amounts. Account reactivation fee income recognized totaled $7,474,980 and $2,895,804 for the six months ended June 30, 2021 and 2020, respectively, and $3,696,612 and $1,765,115 for the three months ended June 30, 2021 and 2020, respectively.

Note 4. Notes Receivable

Sezzle’s notes receivable comprise outstanding consumer principal and account reschedule fees that Sezzle reasonably expects to collect from its consumers. As of June 30, 2021 and December 31, 2020, Sezzle’s notes receivable, related allowance for uncollectible accounts, and deferred net origination fees are recorded within the consolidated balance sheets as follows:

As of	June 30, 2021	December 31, 2020
Notes receivable, gross	$120,548,203	$95,398,668
Less allowance for uncollectible accounts:
Balance at beginning of year	(11,133,146)	(3,461,837)
Provision	(22,424,183)	(19,587,918)
Charge-offs, net of recoveries totaling $1,220,773 and $648,799, respectively	17,086,349	11,916,609
Total allowance for uncollectible accounts	(16,470,980)	(11,133,146)
Notes receivable, net of allowance	104,077,223	84,265,522
Deferred origination fees, net of costs	(4,356,929)	(3,458,222)
Notes receivable, net	$99,720,294	$80,807,300

Sezzle maintains an allowance for uncollectible accounts at a level necessary to absorb estimated probable losses on principal and reschedule fee receivables from consumers. Any amounts delinquent after 90 days are charged-off with an offsetting reversal of the allowance for doubtful accounts through the provision for uncollectible accounts. Additionally, amounts identified as no longer collectible—such as when a consumer becomes deceased or bankrupt—are charged off immediately. Principal payments recovered after the 90 day charge-off period are recognized as a reduction to the allowance for uncollectible accounts in the period the receivable is recovered. Sezzle has not changed the methodology for estimating its allowance for uncollectible accounts during the six months ended June 30, 2021.

The following table summarizes Sezzle’s gross notes receivable and related allowance for uncollectible accounts as of June 30, 2021 and December 31, 2020:

As of	June 30, 2021			December 31, 2020
	Gross Receivables	Less Allowance	Net Receivables	Gross Receivables	Less Allowance	Net Receivables
Current	$97,958,633	$(3,394,809)	$94,563,824	$79,673,073	$(2,692,254)	$76,980,819
Days past due:
1–28	11,447,731	(4,294,204)	7,153,527	9,574,902	(3,616,327)	5,958,575
29–56	5,540,414	(3,954,254)	1,586,160	3,576,255	(2,646,627)	929,628
57–90	5,601,425	(4,827,713)	773,712	2,574,438	(2,177,938)	396,500
Total	$120,548,203	$(16,470,980)	$104,077,223	$95,398,668	$(11,133,146)	$84,265,522

Deferred origination fees, net of costs are comprised of unrecognized merchant fees and consumer reschedule fees net of direct note origination costs, which are recognized over the duration of the note with the consumer and are recorded as an offset to Sezzle income on the consolidated statements of operations and comprehensive loss. Sezzle’s notes receivable had a weighted average days outstanding of 34 days, consistent with the prior year’s duration.

Note 5. Other Receivables

As of June 30, 2021 and December 31, 2020, the balance of other receivables, net, on the consolidated balance sheets is comprised of the following:

As of	June 30, 2021	December 31, 2020
Account reactivation fees receivable, net	$1,264,720	$804,060
Receivables from merchants	676,735	599,246
Other receivables, net	$1,941,455	$1,403,306

Account reactivation fees receivable, net, is comprised of outstanding account reactivation fees that Sezzle reasonably expects to collect from its consumers. As of June 30, 2021 and December 31, 2020, Sezzle’s account reactivation fees receivable and related allowance for uncollectible accounts are recorded within the consolidated balance sheets as follows:

As of	June 30, 2021	December 31, 2020
Account reactivation fees receivable, gross	$2,419,001	$1,875,648
Less allowance for uncollectible accounts:
Balance at start of period	(1,071,588)	(483,518)
Provision	(2,050,636)	(2,347,733)
Charge-offs, net of recoveries totaling $291,478 and $71,110, respectively	1,967,943	1,759,663
Total allowance for uncollectible accounts	(1,154,281)	(1,071,588)
Account reactivation fees receivable, net	$1,264,720	$804,060

Sezzle maintains the allowance at a level necessary to absorb estimated probable losses on consumer account reactivation fee receivables. Any amounts delinquent after 90 days are charged-off with an offsetting reversal of the allowance for doubtful accounts through the provision for uncollectible accounts. Additionally, amounts identified as no longer collectible—such as when a consumer becomes deceased or bankrupt—are charged off immediately. Payments recovered after the 90 day charge-off period are recognized as a reduction to the allowance for uncollectible accounts in the period the receivable is recovered. Sezzle has not changed the methodology for estimating its allowance for uncollectible accounts during the six months ended June 30, 2021.

Receivables from merchants primarily represent merchant fees charged, but not yet paid, to the Company. Additionally, during the six months ended June 30, 2021 and 2020, the Company recorded direct write-downs of $455,182 and $164,313, respectively, for uncollectible receivables from merchants, which is included in the provision for uncollectible other receivables. Such write-downs for the three months ended June 30, 2021 and 2020 were $110,546 and $145,399, respectively.

Note 6. Leases

Sezzle is currently entered into operating leases for its corporate office spaces in the United States and Canada. Total lease expense incurred for the six months ended June 30, 2021 and 2020 was $275,427 and $186,969, respectively. Total lease expense incurred for the three months ended June 30, 2021 and 2020 was $138,246 and $88,193, respectively. Lease expense is recognized within general and administrative expenses on the consolidated statements of operations and comprehensive loss.

During the six months ended June 30, 2021, Sezzle renewed a portion of its operating leases in the United States and Canada, which it had previously determined it was unlikely to renew. As a result, Sezzle recorded an increase in its operating right-of-use assets and its corresponding lease liabilities of $142,597.

The expected maturity of the Company’s operating leases as of June 30, 2021 is as follows:

2021	$77,008
2022	70,388
Interest	(4,404)
Present value of lease liabilities	$142,992

The weighted average remaining term of the Company’s operating leases is 1.0 years and its weighted average discount rate for all operating leases is 4.75%. As of June 30, 2021, Sezzle has not entered into any lease agreements that contain residual value guarantees or financial covenants.

Note 7. Internally Developed Intangible Assets, Property, and Equipment

The Company reviews the carrying value of long-lived assets, which includes property, equipment, and internally developed intangible assets, for impairment whenever events and circumstances indicate that the assets’ carrying value may not be recoverable from the future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends, and prospects; the manner in which the asset is used; and the effects of obsolescence, demand, competition, and other economic factors. No such impairment losses were incurred during the three and six months ended June 30, 2021 and 2020.

Note 8. Merchant Accounts Payable

Sezzle offers its merchants an interest bearing program in which merchants may defer payment from the Company in exchange for interest. Merchant accounts payable in total were $88,926,109 and $60,933,272 as of June 30, 2021 and December 31, 2020, respectively, as disclosed in the consolidated balance sheets. Of these amounts, $78,970,860 and $53,528,501 were recorded within the merchant interest program balance as of June 30, 2021 and December 31, 2020, respectively.

Deferred payments retained in the program bear interest at the LIBOR daily (3 month) rate plus three percent (3.0%) on an annual basis, compounding daily. The weighted average annual percentage yield was 3.26% and 6.85% for the six months ended June 30, 2021 and 2020, respectively, and 3.24% and 6.27% for the three months ended June 30, 2021 and 2020, respectively. Interest expense associated with the program totaled $1,046,067 and $621,196 for the six months ended June 30, 2021 and 2020, respectively, and $583,332 and $379,462 for the three months ended June 30, 2021 and 2020, respectively.

Deferred payments are due on demand, up to $250,000 during any seven day period, at the request of the merchant. Any request larger than $250,000 is honored after 7 days. Sezzle reserves the right to impose additional limits on the program and make changes to the program without notice or limits. These limits and changes to the program can include but are not limited to: maximum balances, withdrawal amount limits, and withdrawal frequency.

Note 9. Line of Credit

On February 10, 2021, Sezzle entered into an agreement with Goldman Sachs Bank USA (the ‘Class A’ senior lender) and Bastion Funding IV LLC (the ‘Class B’ mezzanine lender) for a $250,000,000 receivables funding facility. The funding facility has a maturity date of June 12, 2023 (a 28-month term from the agreement date). Fifty percent of the total available funding facility ($125,000,000) is committed while the remaining fifty percent is available to the Company for expanding its funding capacity. The loan agreement is subject to both affirmative and negative covenants. The Company had an outstanding line of credit balance of $21,000,000 as of June 30, 2021 and is recorded within line of credit, net, as a non-current liability on the consolidated balance sheets.

The agreement is secured by the Company’s consumer notes receivable it chooses to pledge. Borrowings are generally based on 90% of eligible notes receivable pledged, or 85% if the weighted average FICO scores of the pledged receivables fall below 580. Eligible notes receivable are defined as notes receivable from consumers in the United States or Canada that are less than 15 days past due. As of June 30, 2021, Sezzle had pledged $116,283,313 of its notes receivable. Sezzle had an unused borrowing capacity of $56,763,483 as of June 30, 2021.

The funding facility carries an interest rate of 3-month LIBOR+3.375% and 3-month LIBOR+10.689% (the LIBOR floor rate is set at 0.25%) for funds borrowed from the Class A and Class B lender, respectively. As of June 30, 2021, the weighted average interest rate was 5.250%. Interest on borrowings is due on collection dates as specified in the loan agreement, typically fortnightly. For the three and six months ended June 30, 2021, interest expense relating to the utilization of the line of credit was $318,083 and $987,331, respectively.

Additionally, any unused daily amounts incur a facility fee at a rate of .50% per annum until May 11, 2021. Beginning May 11, 2021, the facility fee rate becomes variable, dependent on the percentage of the line of credit utilized. If less than one-third of the facility is used, the rate is .65% per annum; if between one-third and two-thirds of the facility is used, the rate is .50% per annum; and if more than two-thirds of the facility is used, the rate is .35% per annum.

In the event of a prepayment due to a broadly marketed and distributed securitization transaction with a party external to the agreement, an exit fee of 0.75% of such prepaid balance will be due to the lender upon such transaction. Additionally, the Company paid a $1,000,000 termination fee to exit its previous loan agreement.

For the three and six months ended June 30, 2021, amortization expense recorded for debt issuance costs on the line of credit totaled $180,018 and $310,475, respectively. Total cash payments for debt issuance costs relating to the new line of credit were $1,697,705 as of June 30, 2021.

Note 10. Long Term Debt

On April 14, 2020, the Company received loan proceeds in the amount of $1,220,332 under the U.S. Small Business Administration’s (SBA) Paycheck Protection Program (PPP). The PPP, established as part of the CARES Act, provides loans to qualifying businesses for amounts up to 2.5 times of the average monthly payroll expenses of the qualifying business. PPP loans are uncollateralized and guaranteed by the SBA, and are forgivable after a “covered period” (eight or twenty-four weeks) as long as the borrower maintains its payroll levels and uses the loan proceeds for eligible expenses, including payroll, benefits, rent, and utilities. The forgiveness amount will be reduced if the borrower terminates employees or reduces salaries and wages more than 25% during the covered period. Any unforgiven portion of the PPP loan is payable over two years at an interest rate of 1% with payments deferred until the SBA remits the borrower’s loan forgiveness amount to the lender, or, if the borrower does not apply for forgiveness, ten months after the end of the covered period. PPP loan terms provide for customary events of default including payment defaults, breaches of representations and warranties, and insolvency events and may be accelerated upon the occurrence of one or more of these events of default. Additionally, the PPP loan terms do not include prepayment penalties.

On June 24, 2021, the Company repaid the loan in full, comprising $1,220,332 in principal and $14,779 in accrued interest. The SBA reserves the right to audit any PPP loan, regardless of size. These audits may occur after forgiveness has been granted or the loan has been repaid in full. In accordance with the CARES Act, all borrowers are required to maintain their PPP loan documentation for six years after the PPP loan was forgiven or repaid in full and to provide that documentation to the SBA upon request.

Note 11. Commitments and Contingencies

Merchant Contract Obligations

The Company has entered into several agreements with third-parties in which Sezzle will reimburse these third-parties for co-branded marketing and advertising costs. During the three and six months ended June 30, 2021, the Company entered into agreements that stipulate that Sezzle will commit to spend up to approximately $35 million in marketing and advertising spend. Certain agreements also contain provisions that may require payments by the Company and are contingent on Sezzle and/or the third party meeting specified criteria, such as achieving volume targets and implementation benchmarks.

Expenses incurred relating to these agreements totaled $2,459,562 and $333,566 for the six months ended June 30, 2021 and 2020, respectively, and $1,353,626 and $325,743 for the three months ended June 30, 2021 and 2020, respectively. These expenses are included within marketing, advertising, and tradeshows expenses in the consolidated statements of operations and comprehensive loss. Sezzle had approximately $231,000 and $211,000 recorded as a prepaid expense in the consolidated balance sheets as of June 30, 2021 and December 31, 2020, respectively.

Note 12. Short and Long -Term Incentive Plans

In May 2020, the Company adopted a short-term incentive compensation program for its employees and executives. The program is based on achievements where individuals will be compensated for Company-wide and individual and/or team performance for the fiscal year. Measurement of compensable amounts is determined at the end of the year and payouts to individuals will be made in the form of restricted stock units in the following year. As of June 30, 2021, the Company has accrued a total of $3,508,023 for this program, compared to $2,133,806 as of December 31, 2020, which is recorded in accrued liabilities on the consolidated balance sheets.

The Company also adopted a long-term incentive plan (LTIP) for its executive team in May 2020. The LTIP comprises grants of market priced stock options under the 2019 Equity Incentive Plan, with vesting subject to required levels of Comparative Total Shareholder Return (TSR) tested over three years, and subject to continued employment for a three-year period ending January 1, 2023. Both the market and service vesting conditions must be met in order for the grantee to vest at the end of the three year measurement period.

Each of the executive and designated senior officers of the Company was awarded a long term incentive stock option grant to purchase shares on May 22, 2020. The stock options have an exercise price of A$2.10 per share, based on the closing sale price of CHESS Depository Interests (CDIs) on the Australian Securities Exchange (ASX) on May 21, 2020, the trading day prior to the date of grant. The amount of each award is equal to 300% of the individual’s salary in effect as of May 22, 2020 (100% for each of the three years in the performance period and pro-rated for start date).

The Company’s stock price performance will be measured based on its volume weighted average price relative to other companies included within the S&P/ASX All Technology Index. The number of long term incentive stock option grants were calculated based on a fair value of $0.64 per option, determined under the Monte Carlo Simulation valuation method.

Total expense recognized related to compensation under the LTIP program was $2,612,089 and $4,857,121 for the three and six months ended June 30, 2021, respectively, and $575,000 for the three and six months ended June 30, 2020. The compensable amounts under the LTIP to executive board members are subject to shareholder approval. On June 10, 2021, the Company received shareholder approval to grant the LTIP awards to executive board members. Upon this approval, the Company remeasured the fair value of the awards and reclassified the awards from other long-term liabilities to stockholder’s equity. The total fair value reclassified from liability to stockholder’s equity was $9,293,035 as of June 10, 2021.

Note 13. Net Loss Per Share

The computation for basic net loss per share is established by dividing net losses for the period by the weighted average shares outstanding during the reporting period, including repurchases carried as treasury stock. Diluted net loss per share is computed in a similar manner, with the weighted average shares outstanding increasing from the assumed exercise of employee stock options (including options classified as liabilities) and assumed vesting of restricted stock units (if dilutive). Given the Company is in a loss position, the impact of including assumed exercises of stock options and vesting of restricted stock units would have an anti-dilutive impact on the calculation of diluted net loss per share and, accordingly, diluted and basic net loss per share were equal for the three and six months ended June 30, 2021 and 2020.

Note 14. Subsequent Events

On July 14, 2021, Sezzle agreed to issue Discover Financial Services LLC (“Discover”) $30,000,000 of the Company’s common stock at a price of $6.58 per share (A$8.83), which was completed on July 19, 2021. The Company and Discover are finalizing a definitive commercial agreement, in which the parties propose to enter into an expanded partnership, including plans for a buy now, pay later network solution on the Discover Global Network, as well as a dedicated referral program introducing Discover credit and debit products to the Company’s consumer base.